










2023 INTEGRATED ANNUAL REPORT

100th Anniversary of our Republic

Contents








Message from Chairman of the Board

By contributing to the "Türkiye Tek Yürek" campaign, we supported the effort to strengthen the spirit of social unity and cooperation promoted by this campaign. Furthermore, through our "Gönül Bağı" projects, we engaged in the process of social solidarity and reconstruction in the wake of the earthquake. This process witnessed exemplary unity, fueled by our employees and customers' extraordinary efforts and support.



↗ Şenol Kazancı
↗ Chairman of the Board

Dear Stakeholders,

Early in 2023, Türkiye suffered one of the greatest disasters of its history, a major earthquake that impacted many of its cities. During this challenging period, as Turkcell, we became part of a widespread solidarity effort to heal society's wounds and support those affected by the awful event. By contributing to the "Türkiye Tek Yürek" campaign, we supported the effort to strengthen the spirit of social unity and cooperation promoted by this campaign. Furthermore, through our "Gönül Bağı" projects, we engaged in the process of social solidarity and reconstruction in the wake of the earthquake. This process witnessed exemplary unity, fueled by our employees and customers' extraordinary efforts and support.

Additionally, this period stood out as a time marked by tragic outcomes of conflict and internal turmoil witnessed worldwide and by the increasingly evident challenges brought on by climate change. In response to the growing impacts of the latter, we intensified our sustainability strategies, working to increase the use of green energy and eco-friendly technologies. Throughout the year, despite challenges and uncertainties, we continued on our mission of creating shared value maintaining close communication with all our stakeholders without compromising our principles of transparency and strong governance.

As Turkcell, fully aware of the economic and strategic importance of the telecommunications sector, we have continued our operations with a deep sense of responsibility towards our ecosystem and to create sustainable value. In this process, in line with our Company's mission, we have meticulously invested in Türkiye's digital future while further strengthening our infrastructure. In this era, where digitalization increasingly occupies every aspect of our lives, we have developed innovative solutions tailored to the evolving needs of diverse customers and sectors. With these solutions, we aim to add value to our customers and consolidate our leadership as the digital transformation leader. As a result of these focused efforts, the past year has been another one boasting operational and financial successes that confirm our drive for sustainable growth.

While the rapid spread of digital transformation in the business world and the increasing use of technology offers companies many opportunities, they also invite cyber security threats. In this context, as Turkcell, we blend our expertise in digital operatorship with our extensive experience in cybersecurity and information security to meet the needs of all our corporate and individual customers.

Through the Turkcell New Technologies Venture Capital Investment Fund, we invest in high-potential technology startups in areas such as financial technologies, cybersecurity, artificial intelligence, gaming, and health technologies, contributing to the growth of these companies while supporting the entrepreneurship ecosystem. With these investments, we aim to help the startups achieve their goals while creating collaborations that bring our Company long-term strategic and financial value.

As Turkcell, participating in innovative and visionary projects like Togg, in which we hold a 23% stake, and contributing to Türkiye's digital future in every field is important for us. Through Turkcell, we offer Togg users innovative payment solutions through Paycell, while an enhanced music experience is available via our digital music platform, fizy. These projects contribute significantly to national development in technology and innovation, as well as socially and economically. We will continue to support such collaborations and innovations in the future.

Since 2000, with the pride and responsibility of being the only Turkish Company traded on both the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE), we have complied with the capital market regulations of both countries, conducted effective internal control and internal audit activities and continuously improved our corporate governance processes. By adopting the best practices in corporate governance, we focus on transparency, accountability, and fair management. Following these principles, we enhance market confidence and investor interest and strengthen our vision for sustainable growth and long-term value creation. We are taking firm steps to further solidify our position in international capital markets and advance our leading position in corporate governance. On this path, the support and trust of you, our valuable stakeholders, are our greatest motivators.

At Turkcell, beyond offering our customers high-quality services, we prioritize touching and improving lives using the power of technology and communication. Our efforts to achieve societal benefit and reduce inequality are realized through our social responsibility projects. Through these projects, we continued to stand by our community and support our people in 2023.

As Turkcell, our commitment to sustainability goes beyond aiming to protect our planet, and we view it as a fundamental component of the social and economic responsibilities that fall on us as a sector leader. In this context, with our operational wind power plant and the solar energy plant project that will have a capacity of 300 MW, we are taking decisive steps to source 65% of our energy from our own renewable resources. Step by step, these strategic investments bring us closer to our goal of net-zero carbon emissions by 2050.

At Turkcell, we approach sustainability by managing our social, economic, and environmental impacts in a balanced way across all our activities. With this comprehensive perspective, we work to ensure that everyone can equally benefit from the opportunities technology offers. Our efforts towards empowering women in the technology sector have materialized through our goal of increasing the ratio of female employees within the Company. Our projects "Women Writing the Future" and "Equal Opportunities, Equal Conditions" support women's entrepreneurship and employment in technology. Together with all our stakeholders, we at Turkcell will continue contributing to building a more equitable and sustainable future.

This year, we are proud and thrilled to celebrate the 100th anniversary of our Republic. At this historic milestone, we commemorate the spirit of the independence struggle led by Mustafa Kemal Atatürk and the glorious day when the foundations of our Republic were laid. With the motto "This love never ends," we express our commitment to this honorable heritage and our endless love for our country as we advance into the future through Türkiye's Digital Century with hope and courage.

I extend my deepest gratitude to our valued customers, who empower us with their support for the Turkcell brand; to our shareholders and investors, who have enabled our Company to rise on solid foundations; to our employees, who, with their superior effort and passion for work never shy away from any difficulty, and to all our stakeholders. With the support of our stakeholders, we are fully committed to continuing our work centered on ethical values and social benefit, to carry on our mission of adding value to the lives of our customers and the business processes of institutions, and to remain on our path as "Türkiye's Turkcell" with determination.

Sincerely,

Board of Directors





He was born in 1975, in İstanbul. He graduated from the Istanbul University, Faculty of Law. Şenol Kazancı worked as TVNET General Manager between 2007 and 2011, as the Advisor of the Prime Minister between 2011 and 2014, and as Chief Advisor to the President in 2014. He lastly served as the Chairman and General Manager of the Anadolu Agency between 2014 and 2021. At the Ordinary General Assembly Meeting held on April 15, 2021, Şenol Kazancı was elected to the Member of the Turkcell Board of Directors and he is Chairman of the Board of Directors since September 14, 2023.

Şenol Kazancı
Chairman of the Board



Figen Kılıç, born in 1970 in Gaziantep, graduated from Selçuk University, Electrical Electronics Engineering department and received her Master's Degree from Gebze High Technology Institute, Electrical Engineering Department. Trained in project management, process management, and test engineering, Kılıç also graduated from the Anadolu University Faculty of Open Education, Department of Law, and is studying in the Department of Business Administration of the same university. Figen Kılıç, started her career as technical translator in İhlas Group, before moving to İstanbul Municipality BELBİM A.Ş. in 1995 for a lengthy period, working on payment projects as R&D engineer, Project Coordinator and R&D Manager. In 2010, she transferred to E-Kent Ödeme Sistemleri A.Ş. where she served as IT and Operational team manager for electronic ticket and payment systems integration and management projects in various cities of Türkiye. In 2014, Figen Kılıç worked in Mobile Payment and M2M & IoT teams at Turkcell İletişim Hizmetleri A.Ş. and in 2015 was appointed to the Information and Communication Technologies Authority (ICTA) of Türkiye as its first women board member. Kılıç became the vice president of ICTA in 2018. After her term in office ended in 2019, she acted as Service Delivery General Manager of the Republic of Türkiye Ministry of Family and Social Services. As of January 29, 2021, she was appointed to the Turkcell Board of Directors. At the Ordinary General Assembly Meeting for 2020, held on April 15, 2021, Figen Kılıç was re-elected as the Member of the Turkcell Board of Directors.

Figen Kılıç
Board Member

Nail Olpak, was born in 1961 in İbecik, Burdur. He graduated from Aydın High School. Having graduated from Istanbul Technical University Faculty of Mechanical Engineering, Mr. Olpak completed his master's degree in the field of Energy. Mr. Olpak serves as the Chairman of the Board of PAK Yatirim A.Ş. and NORA Elektrik A.Ş. and as the board member of companies in which these companies have shareholdings.

As part of his activities in NGOs and for public welfare; Mr. Olpak serves as the Chairman of the Board of Directors of DEİK, Board Member of Export Credit Bank of Türkiye (TURK EXIMBANK), Board Member of Turkcell, Board Member of İstanbul Development Agency (İSTKA), Member of Coordination Council for the Improvement of Investment Environment (YOİKK), Member of High Advisory Board of MÜSİAD, Chairman of the Board of Trustees of OLPAK FOUNDATION, Member of the Founding Committee of International Technological, Economic and Social Research Foundation (UTESAV), Member of the Board of Trustees of Tourism Development and Education Foundation of İstanbul Chamber of Commerce (TUGEV), Member of Founders Board of İlim Yayma Foundation, Member of the Board of Trustees of Huzur Hospital Foundation, Member of the Board of Trustees of Human Development and Societal Education Foundation (İGETEV), Member of the Board of Trustees of the Foundation for the Support of İstanbul Medeniyet University.

Nail Olpak also served as the 5th Period Chairman of MÜSİAD (Independent Industrialists and Businessmen's Association) and the Chairman of MÜSİAD High Advisory Board, Council Member of B20 Steering Committee of Türkiye, Council Member of İTO (Istanbul Chamber of Commerce), Board Member of İDTM (Istanbul World Trade Center), Board Member of the Huzur Hospital Foundation, Board Member of ENVERDER (Energy Efficiency Association), Member of High Advisory Board and Board Member of MMG (Architects and Engineers Group), Founding Committee Member of Turkish-Japanese University, Member of the Board of Trustees of Commercialize Center Istanbul (CCI), Board Member of Türkiye Silicon Valley.

Mr. Olpak was appointed as a member to the Turkcell Board of Directors, effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Nail Olpak was re-elected as a member of the Turkcell Board of Directors.

Nail Olpak was granted the title of Honorary PhD by Istanbul Technical University, Ahi Evran University and Mehmet Akif Ersoy University. Olpak is married and is the father of two children. He speaks English very well.



Nail Olpak
Board Member

Sir Julian Horn-Smith was born in London in 1948 and graduated from London University with a B.Sc. Hons in Economics. He completed his master's degree in Business Administration (M.Sc.) at Bath University and in 2010 was also awarded a DLL Hon. He served as Pro-Vice-Chancellor at Bath University for 8 years. He has held various senior positions at Vodafone Group since its foundation in 1984. He served as the CEO of Vodafone International between 1988 and 2006. Sir Julian also served as Vodafone Group's COO for six years where he was a main Board Director. He also served as a member of the Board of Directors and Risk Committee of Lloyds Banking Group, and Advisor to the Chairman of Etisalat. He was appointed to the Turkcell Board of Directors on April 15, 2021. Sir Julian was honoured with a Knighthood by HM The Queen for services to International Telecommunications in 2004. In addition to his position at Turkcell, Sir Julian is also The Chairman of eBuilder AB (Sweden) and a Senior Advisor at Viasat (U.S.). He is also a Director of Cybereason (U.S.). He works as a Senior Advisor at AlixPartners (U.S. Consultancy) and worked until December 2021 as a Senior Advisor at UBS Investment Bank. Sir Julian has served on a number of public company boards including Smiths Group Engineering, Lloyds Banking Group, Sage Group (Software), China Mobile and Verizon Wireless (U.S.).



Sir Julian Horn-Smith
Board Member

Afif Demirkıran was born in Siirt in 1952. Having completed his primary and secondary education in Siirt, Afif Demirkıran graduated from Mining Faculty of Istanbul Technical University in 1973. Later he studied engineering and had master's degree at the Leeds University in UK. He served as an executive in Etibank, as Head of Foreign Investment Department at the Undersecretariat of State Planning Organization, as General Manager of Foreign Investment Directorate at the Undersecretariat of Treasury, as a Board Member of Eregli Iron and Steel Inc. and Sümerbank A.Ş., as various executive positions in private sector companies, as General Manager and Chairman of Turkish Electricity Generation and Transmission Company (TEAŞ), and as General Manager of Vakıf Enerji ve Madencilik A.Ş.. Being active in politics since 2002, Afif Demirkıran served as Batman Deputy in the 22nd, and Siirt Deputy in the 23rd and 24th periods of the Grand National Assembly Türkiye. In the 22nd period, he also served as a member of the State Economic Commission for Enterprises, member of Turkish Group OSCE PA and member of the Türkiye-EU Joint Parliamentary Commission. In the 23rd and 24th periods, he was the President in the Türkiye-EU Joint Parliamentary Commission. In the 22nd, 23rd and 24th periods, he served as the Chairman of Türkiye-Spain Inter-Parliamentary Friendship Group. In the 24th period, he also was the Deputy Chairman of Türkiye-Pakistan Inter-Parliamentary Friendship Group. Mr. Demirkıran was appointed as an independent member to the Turkcell Board of Directors by Capital Markets Board Decision effective as of March 6, 2020. At the Ordinary General Assembly Meeting for 2020, held on April 15, 2021, Afif Demirkıran was re-elected as the independent member of the Turkcell Board of Directors. He is married and has four children.



Afif Demirkıran
Independent Board Member

Prof. Dr. Hüseyin Arslan, who was born in 1968, received his bachelor's degree from Middle East Technical University, Department of Electrical and Electronics Engineering in 1992. He completed his master's degree in 1995 and his doctorate in 1998 at the Southern Methodist University Electrical Engineering Department. Hüseyin Arslan worked as research engineer at Ericsson, consultant at Anritsu Company, and held Membership of TÜBİTAK Science Board and ULAK A.Ş and he has also won numerous national and international scientific awards. Hüseyin Arslan, who joined the Department of Electrical Engineering at the University of South Florida in August 2002, started working as the founding dean to establish the Faculty of Engineering at Istanbul Medipol University in 2013. Hüseyin Arslan served as a consultant to many domestic and international companies and organizations such as Anritsu, Türksat, Savronik and TÜBİTAK. Having over 100 United States Patent and Trademark Office's (US) patents and applications, more than 10 patents of Prof. Dr. Arslan have been licensed.

Working as the Dean of the Faculty of Engineering and Natural Sciences of Istanbul Medipol University and the manager of the "5G and Beyond Research Laboratory", Prof. Dr. Hüseyin Arslan is married and has three children. At the Ordinary General Assembly Meeting for 2020, held on April 15, 2021, Hüseyin Arslan was elected as the Independent Member of the Turkcell Board of Directors.



Hüseyin Arslan
Independent Board Member

Melikşah Yasin, born in Istanbul in 1975, graduated from Istanbul University Faculty of Law in 1996. In the same year, he began his master's degree at Istanbul University's Institute of Social Sciences and completed it in 1998 with his thesis titled "Control of the Administration by the Parliament." In 1997, he started working as a research assistant in the Department of Administrative Law at the Marmara University Faculty of Law. He initiated his doctoral studies at Marmara University's Institute of Social Sciences in 1998 and completed them in 2002 with his doctoral thesis titled "The Capital Markets Board and Its Transactions." Mr. Yasin conducted academic research at King's College in 2007 and 2008. In 2010, he was appointed as an associate professor at the Istanbul University Faculty of Law. Since 2016, he has served as a professor of Administrative Law at Istanbul University. He has also held various administrative positions at the university. Mr. Yasin, who has authored books and numerous articles in the field of administrative law, is currently a visiting academic at Oxford University Faculty of Law. Mr. Yasin is married and a father of one child. On September 14, 2023, he was elected as a member of the Turkcell Board of Directors.



Melikşah Yasin
Board Member

Serdar Cetin graduated from Middle East Technical University, Civil Engineering department and holds an MSc in Management (Grande Ecole) from HEC School of Management in Paris with a major in strategic management. Serdar Cetin has served at the board of Play Group from July 2007 till November 2020. He was a management board member of Play (P4 Sp.zo.o.) from its inception (July 2005) till October 2006 and was a supervisory board member between July 2007 and June 2017. Following the IPO of Play Group, he was appointed as a member of the Audit Committee, Remuneration and Nomination Committee and Operational and Investment Committee of Play Communications S.A. until its sale to Iliad in November 2020. Serdar Cetin was a board member of Turknet Iletisim Hizmetleri A.S. and its then parent company NetOne Holdings S.a.r.l., between 2007 - 2013. He served as a board member or board observer in several telco or technology companies including Machinezone, which is acquired by Applovin (USA), Netia (Poland), Forthnet (Greece) and Be* Unlimited (UK). In addition, he served as a board member of AASA Polska from August 2015 to December 2019. Serdar Cetin was a board member of WOM S.A. Chile from July 2015 till December 2023. Additionally, he was a partner of Novator Partners LLP, a London based investment advisory firm until April 2023 and is currently a Partner of PurpleCrest Investments Llp. Prior to joining Novator, Mr. Cetin worked at Merrill Lynch investment banking and BNP Paribas Asset Management in London. At the Ordinary General Assembly Meeting for 2021, held on June 16, 2022, Serdar Cetin was elected to the Independent Member of the Turkcell Board of Directors. He is fluent in English and French.



Serdar Çetin
Independent Board Member

Ayşe Nur Bahçekapılı was born in Istanbul in 1954 and is from Trabzon originally. Ms. Bahçekapılı completed high school education in Istanbul Kız Lisesi and later graduated from Istanbul University Faculty of Law. Starting her career as a private attorney, Ms. Bahçekapılı served as a member of the Istanbul Bar Association Board of Directors and General Secretary from 1988 to 1992. She was also a member of the Board of Directors of the Union of Turkish Bar Associations from 1997 to 2005. In 2007, she was elected as a member of parliament from the second district of Istanbul. From 2007 to 2009, Ms. Bahçekapılı served as the Speaker of the Constitutional Committee of the Turkish Grand National Assembly, and chaired the Türkiye-Cuba Inter-parliamentary Friendship Group. Ms. Bahçekapılı served as the Deputy Group Chairman of the Justice and Development Party from 2009 to 2013. Between 2013 and 2015, she held the position of Deputy Speaker of the Turkish Grand National Assembly, and resumed the role between 2015 and 2018. From 2020 to 2023, Ms. Bahçekapılı served as the Chief Advisor to the President and continues to hold the position of a member of the Legal Policies Council of the Presidency. On September 14, 2023, she was elected as a member of the Turkcell Board of Directors.



Ayşe Nur Bahçekapılı
Board Member

Message from CEO

Our primary goal is to strengthen our digital sovereignty and make Türkiye a leader in the 'Digital Century.' The 100th anniversary of our Republic is not only a celebration for us but a starting point to renew our hopes and commitments for the future. With faith in our country and future generations, we will continue to work towards a brighter future.



Ali Taha Koç, PhD
Chief Executive Officer

Dear Turkcell Family and Stakeholders,

As Turkcell, we are proud to lead our country's digital transformation journey on the 100th anniversary of the founding of our Republic, a significant milestone. Inspired by our past, we continue to add value to the future of Türkiye by maintaining our pioneering role in innovation and technology. Our primary goal is to strengthen our digital sovereignty and make Türkiye a leader in the 'Digital Century.' The 100th anniversary of our Republic is not only a celebration for us but a starting point to renew our hopes and commitments for the future. With faith in our country and future generations, we will continue to work towards a brighter future.

Despite worldwide economic and social challenges, for Turkcell, 2023 has been a year of sustained growth and strengthened leadership in the industry. As the Turkcell family, we continue our efforts with unparalleled solidarity to heal and rebuild in the aftermath of the earthquake, the disaster of the century that affected 11 of our provinces. Together, on this journey of solidarity, we look forward to the future with hope and pledge to remain beside our society. Our priority is to accelerate our digital transformation journey and continue making technology accessible to everyone. With our projects supporting digital transformation in education, health, the business world, and every aspect of social life, we are focused on adding value to every segment of society and investing in the future of Türkiye.

While maintaining our leadership in mobile, technology integration, and data center fields, we have continuously improved our innovative product and service portfolio, successfully meeting our customers' needs. To advance these achievements further, we will continue to focus on offering the most suitable solutions that meet their changing expectations, placing customer satisfaction at the center. Additionally, we will continue taking pioneering steps to manage our operations sustainably. And by increasing our investments in renewable energy sources, we aim to leave a livable and greener world for future generations.

As Turkcell, we continue to create value for our stakeholders with our diversified business strategy. With our mobile market leadership continuing with a wide margin, we registered 799 thousand net subscriber additions in 2023. In line with our vision of strengthening Türkiye's digital infrastructure, we continued our fiber investments, reaching 5.8 million home passes, which brings us the contentment of knowing we're on the right track. And so, with our innovative product and service portfolio, we will continue to meet our customers' increasing and changing needs.

In 2023, we further advanced our financial and operational achievements, strengthening our leading position in the industry. Thanks to our expanding subscriber base and stable price increases, our revenues and operational profitability increased, leading to strong financial and operational results in 2023. By the end of 2023, our consolidated revenues had risen 14.6% year-over-year to TRY 107.1 billion. Our consolidated EBITDA rose 19.9% to TRY 43.9 billion. Our net profit increased by 82.5% compared to the previous year, to TRY 12.6 billion.

This year, we continued to offer comprehensive solutions to meet our customers' digital needs through our applications developed entirely by Turkish engineers. Those applications include BiP, TV+, fizy, and lifebox, which are brands within the Turkcell ecosystem. In 2023, our digital services' number of stand-alone paid users increased by 9% year-on-year to 5.6 million.

As a leading technology integrator, we pioneer Türkiye's digital transformation with our digital business services. In addition to our traditional telecom services, with our extensive services in managed digital transformation projects, data center and cloud solutions, cybersecurity, and new technologies, we enable our customers to stand out among the competition and meet their increasing needs. As Türkiye's largest and highest-quality data center operator, we combine Türkiye's strategic geographical position with our high-tech solutions. We continue our efforts to transform our country into a major data center hub and ensure that data remains within our borders. With our four new generation data centers, we

host 31.6 thousand square meters of white space. Through Turkcell Cloud services, we host the information technology infrastructures of institutions at these centers, offering cost advantages and flexibility.

In our techfin services, Paycell and Financell, we continued to expand our portfolio and diversify our activities with innovative initiatives. The pre-sale payments for Togg, Türkiye's leading initiative in the mobility sector and the first domestically-produced electric car, were successfully realized through the Paycell wallet. This transaction once again proved the strength of Paycell's technological infrastructure and its active role in the mobile payment sector. Alongside providing financing for technological products and services to individual and corporate customers through Financell, we have also successfully launched new loan solutions such as solar energy system (SES) loans, furniture, and home appliance financing. Furthermore, by offering more in-depth options in shopping and pre-owned car loans, we have diversified our financing solutions and focused on responding to customer needs across a broader spectrum. Within the framework of Turkcell's financial services vision, Turkcell Dijital Sigorta A.Ş., operating under the "Wiyo" brand since June 2023, began offering our customers a customer-focused and technology-based insurance experience.

4.5G technology was the last major innovation focused on people. Now, with 5G, we will focus on the Internet of Things and smart industrialization. We will turn towards the new possibilities and applications of 5G technology's enhanced connectivity options for smart applications. With the introduction of 5G technology in Türkiye, we aim to be the company that offers the highest quality 5G experience. This reflects our promise to provide our customers with an uninterrupted and fast connection.

On Turkcell's sustainability journey, we see our commitment to renewable energy not just as an effort to protect our planet but as a fundamental component of the social and economic responsibilities we bear as a leader in the technology and telecommunications field. With our existing wind power plant and our ongoing 300 MW solar power plant project, we are taking decisive steps towards sourcing 65% of our energy from our own renewable resources. These strategic moves bring us closer to our goal of net-zero carbon emissions by 2050 every day and strengthen our environmental sustainability while making our business model more competitive and resilient.

In addition to our sustainability efforts, we emphasize social responsibility projects aimed at spreading digital literacy and technology awareness across all segments of society. Within our vision of "digital literacy for everyone from 7 to 70," we aim to create awareness of artificial intelligence and technology and disseminate knowledge. This two-pronged approach facilitates our goal of zero carbon emissions and strengthens the societal integration and inclusiveness of technology. We believe that with the steps Turkcell will take in the coming periods for environmental and social sustainability, we will shape Türkiye's Digital Century under the leadership of Turkcell.

At Turkcell, while effectively using artificial intelligence solutions in every area of our operations, we ensure the ethical use of AI. The chatbot we developed, serving 200 thousand customers daily, provides a concrete example of how these technologies can be applied in practice. Our Turkcell AI team has undertaken a significant task in developing the "In-Car Face Detection, Recognition, and Analysis System" for Togg, Türkiye's domestic and national automobile.

Dear stakeholders, as we continue towards Turkcell's 30th anniversary with the mission of building a sustainable future, merging technological innovations with societal benefit, and leading Türkiye's digital transformation journey, we continue working determinedly for a greener, fairer, and technologically advanced world with your support and contributions.

2023 stood out as a year where we celebrated our achievements and experienced unity and solidarity. I have full confidence that we will continue to build a better future for our society by leveraging the power of technology. I express my gratitude to our colleagues, our Board of Directors, and all our stakeholders who have continuously supported this journey.

Sincerely,

Management Team*





Ali Taha Koç, PhD was born in Ankara in 1980. He completed his undergraduate degree in 2001 at Bilkent University, Department of Electrical and Electronics Engineering with full scholarship. Afterwards, he received his master's and doctorate degrees in the Department of Electrical Engineering at University of Texas at Dallas, both with full scholarships. Ali Taha Koç, PhD joined Intel in 2006 as a research and development (R&D) engineer in the USA. During his tenure at Intel, he developed 61 patents, published 23 scientific articles, and developed and managed several international projects. In 2013, he became one of the 10 awarded engineers who developed the most patents at Intel. After returning to Türkiye in 2014, he started to work as the Chief Counsellor of the Prime Ministry and in the same year he was appointed as the Head of Information Technologies of the Presidency. During his tenure at the Presidency, he also managed the formation of the State Information Coordination Center (SICC) in the Presidency Security Policies Department, and started the information flow from all ministries and security units to the Presidency. Koç was appointed as the Head of Digital Transformation Office on September 12 , 2018. Besides his duties at the Presidency, he also served as a board member of Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş. (Türksat Satellite Communications Cable TV and Business Inc.). Koç teaches graduate and doctorate courses at the Department of Electrical and Electronics Engineering at Bilkent University. He is also a licensed pilot, fluent in English and married with one child.

Ali Taha Koç, PhD
Chief Executive Officer



Graduated from the Marmara University Department of Business Administration, Kamil Kalyon began his professional career at the Ernst Young Türkiye (E&Y) Tax department in 1996. During his twelve-year career at E&Y, he took part in many strategic projects, ultimately holding the position of Senior Manager. Between 2008 and 2012, he worked as the Finance Director in Kont Bilişim Group operating in the information technologies sector. He entered OMV Petrol Ofisi A.Ş., a subsidiary of the Austria-based OMV Group, as Tax Director in 2012 where he remained for four years. Kamil Kalyon joined Turkcell İletişim Hizmetleri A.Ş. as Tax and Group Reporting Director in December 2016 and worked as the Financial Planning and Analysis Director as of February 2021. He has been appointed as Turkcell Chief Financial Officer as of September 2023. Kalyon holds the titles of Sworn-in Certified Financial Advisor and Independent Auditor.

Kamil Kalyon
Chief Financial Officer

⊛ *The information regarding the changes in Executive Officers that took place within our Company in 2023 is included in our announcements dated February 8, 2023, February 21, 2023, September 11, 2023, September 14, 2023, September 19, 2023, September 25, 2023, October 13, 2023, November 9, 2023, November 9, 2023, and December 20, 2023.*



Kadri Özdal graduated from Dokuz Eylül University, Faculty of Economics and Administrative Sciences, Department of Public Administration. He started his professional career at Vodafone in 1999 and worked in sales, marketing and commercial operations departments, and later joined Turk Telekom in sales development, channel optimization and management. He worked as sales development director and then acting as CSO between 2011-2012. Kadri Özdal took part in foundation and management of n11.com which is one of the largest e-commerce platforms in Türkiye and worked in the CSO role. In February 2016, he started as Alternative Sales Channels Director at Turkcell and subsequently served as non-exclusive and digital sales channels, later as Retail Channels Sales Director and finally as Executive Vice President of Consumer Sales. Özdal was appointed as Turkcell Chief Sales Officer as of November 2023.

Kadri Özdal
Chief Sales Officer



Mustafa Demirhan completed his undergraduate studies in the Electrical and Electronics Engineering department of Bilkent University with a full scholarship in 2001, and received his master's degree in the Electrical and Electronics Engineering department of Rutgers University in 2003.

Mustafa Demirhan, who started his professional career as a research and development engineer at Intel in 2003, developed 14 patents until 2007. In 2007, he started working on smartphone software at Microsoft. Later, he took on the manager role in projects such as Microsoft 365, Microsoft's first successful cloud computing product, and subsequently, Microsoft Azure. He served as a manager in open-source cloud computing projects at Google in 2018, and returned to Microsoft in 2021 to manage critical projects in the field of cyber security.

As of December 2023, Mustafa Demirhan started his role as Chief Information and Communication Technologies Officer at Turkcell. Mustafa Demirhan is married and has four children.

Mustafa Demirhan
Chief Information and Communication Technologies Officer



Mr. Erkan Durdu completed his undergraduate studies in the Radio and Television department of Istanbul University and received his master's degree in the Communication Sciences department at Marmara University. He began his career as a program producer at TRT Istanbul Radio, and worked as a reporter and editor at Kanal 7, Radikal, and Akşam newspapers. From 2003 to 2011, he served as a Minister Advisor at the Prime Ministry. Between 2011 and 2014, he held the position of Deputy Director General of Press, Publishing, and Information at the Prime Ministry. From 2014 to 2021, he served as Vice Chairman of the Board and Deputy General Manager at TRT. Between 2022-2023, he held the position of General Secretary at TÜBİTAK. In addition to these roles, he served in various important positions such as a member of the Audit Committee at the Development Bank, a member of the Board of Directors at Euronews, and a member of the Board of Directors at the Press Advertisement Agency. He provided leadership in areas such as Human Resources, Budget and Financial Operations, Broadcast Strategies, Change Management, Content Management, and Digital Business Services in the institutions where he worked. As of November 2023, Durdu has been appointed as Turkcell Chief People and Business Support Officer.

Erkan Durdu
Chief People and Business Support Officer



Ali Uysal, a graduate of Istanbul University Faculty of Law, completed his master's degree in European Union Law at Stockholm University Faculty of Law. Ali Uysal started his professional career as a lawyer in 2003 and worked as a senior lawyer in the corporate consultancy department of law firms serving national and international clients until 2009. In 2009, he started working at SunExpress Airlines, a joint venture company of Turkish Airlines and Lufthansa, as Legal Counsel responsible for the establishment of the Company's internal legal department and continued until 2014. Ali Uysal, who served as the General Legal Counsel of Turkish Airlines between 2014 and 2019, has been working as the Corporate Legal Affairs Director within the Deputy General Manager of Legal Regulation at Turkcell İletişim Hizmetleri A.Ş. since 2020. As of November 2023, Uysal was appointed as Turkcell Chief Legal and Regulation Officer.

Ali Uysal
Chief Legal and Regulation Officer

Top Management of Subsidiaries

Murat Akgüç completed his undergraduate degree at Boğaziçi University, Department of Industrial Engineering, and the Executive MBA program at Rotterdam School of Management. He has over 20 years of experience in business development, technology, telecommunications, strategy, digital innovation and venture capital. Akgüç, who started his career at the Osmanlı Bank, later worked in treasury projects in the banking sector. In 2004, he served as Vice President of Business Development and Strategy at Credit Europe Bank in the Netherlands. Akgüç, who returned to Türkiye in 2015, held senior management positions in the fields of technology, digital product development, strategy and marketing in the media and gaming industry on an international scale. He started working as Deputy General Manager responsible for Venture Capital and Technology Investments at the Türkiye Wealth Fund, which he joined in 2021. He led the establishment of the Türkiye Technology Fund – TTF, which invests in Türkiye Venture Capital funds, and other important projects, especially the acquisition of Türk Telekom, which is Türkiye's largest acquisition in 2022. In addition to these duties, he served as a Member of the Board of Directors of Türkiye Sigorta and Member of the Board of Directors of TVF Technologies Investments. As of November 2023, Akgüç was appointed as Turkcell Chief Marketing and Digital Services Officer.



Murat Akgüç
Chief Marketing and Digital Services Officer

⬈ See page 17 for the resume.



Ali Taha Koç, PhD
Turkcell Chief Executive Officer

Prof. Dr. Vehbi Çağrı Güngör was born in Ankara in 1979. He received his B.Sc. and M.Sc. degrees from Middle East Technical University, Department of Electrical and Electronics Engineering in 2001 and 2003. He obtained his Ph.D. degree from the Department of Electrical and Computer Engineering at Georgia Institute of Technology (Atlanta, GA, USA) in 2007. Receiving the Full-Professor title in 2018, Prof. Dr. Güngör's research areas are in the fields of next-generation wireless communications, 5G and 6G mobile networks, Internet of Things and Artificial Intelligence.

Prof. Dr. Güngör served as a project manager at Eaton Corporation, a researcher at Siemens Corporate Research, and an Executive Board Member in the TÜBİTAK TEYDEB BILTEG. Prof. Dr. Güngör has received many international and national scientific awards. Prof. Dr. Güngör's research projects have been funded by several institutions, such as the European Union, the Ministry of Science, Industry and Technology, and TÜBİTAK. Prof. Dr. Güngör has more than 100 research articles published in international peer-reviewed journals and conferences and several patents.

Prof. Dr. Güngör, who joined Turkcell as Chief Network Technologies Officer as of November 2023, is married and the father of three children.



Prof. Dr. Vehbi Çağrı Güngör
Chief Network Technologies Officer

İsmet Yazıcı received his bachelor's degree in Electrical-Electronics Engineering from Hacettepe University in 1992, and his postgraduate degree in Political Science from Marmara University in 1998 and in International Marketing and Management from the University of Texas in 2001. In 2011, he received his second undergraduate degree from Istanbul University, Faculty of Law.

Beginning his professional career in 1993, Yazıcı served as the Research & Development Engineer, International Sales Engineer, Romania Country Manager, Product Marketing Manager, EMEA Region CDMA Business Development Director, and Enterprise Leader, respectively, at the Türkiye and USA offices of Nortel until 2009.

İsmet Yazıcı joined Turkcell in 2009. Mr. Yazıcı has been serving as the General Manager of lifecell, Turkcell's subsidiary in Ukraine, since May 2017. Prior to this position, Yazıcı worked as the Deputy General Manager of Sales and Business Development at Global Tower between 2009 and 2010. He served as the General Manager of Global Tower between 2010 and 2011. From 2011 to 2015, he served as the General Manager at BeST, Turkcell's subsidiary in Belarus, and as General Manager at Kuzey Kıbrıs Turkcell between 2015 and 2017.



İsmet Yazıcı
General Manager of lifecell Ukraine

Erdal Yayla graduated from Marmara University Faculty of Economics and Administrative Sciences in 1999 and completed the Executive Development Program at Wharton School in 2016. Mr. Yayla started his career as a Senior Auditor at PricewaterhouseCoopers in 1999, and then worked as a Financial Controller at LafargeHolcim in 2002.

BeST General Manager Erdal Yayla joined Turkcell İletişim Hizmetleri A.Ş. as a Financial Controller & Reporting Specialist in 2003. He served as the Manager of Financial Accounting, Controlling and Reporting Department (2004-2010), Deputy General Manager of Finance (2010-2016) and Acting General Manager (2014-2015), respectively at lifecell, Turkcell's subsidiary in Ukraine. He served as the Deputy General Manager of Finance at BeST, Turkcell's subsidiary in Belarus, starting from March 2016, and he assumed the Acting General Manager role starting from November 2018 until March 2020 in addition to his existing responsibility. Mr. Yayla serves as BeST General Manager since March 2020.



Erdal Yayla
General Manager of BeST

Korhan Bilek has a M.S. degree from Boğaziçi University Electrical and Electronics Engineering department, and received his MBA from University of Rochester. He began his professional life as Research Analyst at the Federal Reserve Bank. He served as an analyst at AkInvest between 2002 and 2004 and Finance Director at Sabancı Holding between 2004 and 2013. He worked as the CFO at Teknosa for 3 years and was a Board member at Carrefoursa Türkiye between 2011 and 2016.

Korhan Bilek joined Turkcell team as Investor Relations and Mergers & Acquisitions Director in November 2016, and was appointed as Treasury and Capital Markets Management Director in December 2018. In July 2020, he was appointed as CEO and Board member of Turkcell Finansman AŞ. He also serves as the Coordinator of Turkcell Financial Services, and he is Board member at Turkcell Ödeme Hizmetleri AŞ, Paycell Europe GMBH, Turkcell Sigorta Aracılık Hizmetleri AŞ and Sofra Kurumsal ve Ödüllendirme Hizmetleri AŞ.



Z. Korhan Bilek
Turkcell Financial Services Coordinator
and General Manager of Financell

Mr. Aynur graduated from Department of Metallurgical Engineering at Middle East Technical University in 1993. After working in different companies in the private sector, Çağatay Aynur joined Turkcell Group in 2000. On July 1, 2015, he was appointed as the General Manager of Turkcell Global Bilgi. Prior to this role, he served as the Regional Manager in charge of Strategic Customers and Public Affairs, Sales Manager in charge of Large Scale Businesses, Corporate Sales Director in charge of Large Scale Businesses and Corporate Sales Director in charge of Mid-Scale Businesses at Turkcell.

[1] Çağatay Aynur's term of office ended as of January 2024. Metin Tuğtağ has been appointed as the General Manager of Turkcell Global Bilgi as of February 2024.



Çağatay Aynur[1]
General Manager of
Turkcell Global Bilgi

Murat Küçüközdemir graduated from İstanbul Technical University, Department of Electronics and Communication Engineering in 1992. Subsequently, he completed Insead Business School Leadership Development and IMD Business School Global Leadership programs. He started his professional life in 1993 and assumed technical and managerial roles at Telemesaj A.Ş., İntelnet A.Ş. and Elkotek A.Ş. companies until 2005. He continued his career as the General Manager of Gisad Telekom A.Ş. between 2005 and 2007. Between 2007 and 2011, he worked as Assistant General Manager and General Manager at Global İletişim A.Ş. Murat Küçüközdemir, who joined the Turkcell family in 2011 after the acquisition of Global İletişim by Turkcell Group, worked as Data Center and Cloud Information Technologies Consultant, Corporate Fixed Products Marketing Director and Public Sales Director at Turkcell. In April 1, 2019 he was appointed as the Sales & Marketing Director of Kuzey Kıbrıs Turkcell. In May 1, 2021, he was appointed as the General Manager of Kuzey Kıbrıs Turkcell, where he served as Acting General Manager since February 1, 2021.



Murat Küçüközdemir
General Manager of
Kuzey Kıbrıs Turkcell

Erkin Kılınç received his bachelor's degree in Mechanical Engineering from Istanbul Technical University in 1998, and Executive MBA degree from Işık University in 2003. Kılınç began his career at Ode Insulation as Sales Specialist in 1998. Subsequently, he served as Sales Specialist at Doğan Foreign Trade&Agency Operations (2001-2003), as Energy Trade Group Manager at Akenerji (2003-2009), as Energy Projects Coordinator at Akfel Group (2009-2011), as Türkiye Sales Director at RWE (2011-2015) and as Assistant General Manager at Limak Energy (2015-2017). Erkin Kılınç joined Turkcell Energy Solutions as the General Manager in 2017.



Erkin Kılınç
General Manager of Turkcell
Energy Solutions

Atilla Yıldız, graduated from İstanbul Technical University, Department of Electronics and Communication Engineering in 1999. Atilla Yıldız joined Turkcell family in 2000. After serving at departments of Network Operations, Service Control Center and Business Intelligence Systems, he managed the units of Integration Management, Platforms & Services, and Value Added Services. Between 2014-2018, he served as Application Operations Director and between 2018-2021 he served as Industrial and Financial Technology Solutions Director. As of September 2021, Mr. Yıldız was appointed as Atmosware Teknoloji General Manager.



Atilla Yıldız
General Manager of
Atmosware Teknoloji A.Ş.

Gürkan Arpacı completed his bachelor's degree in Electronics and Communications Engineering from Istanbul Technical University in 1993, and Strategic Management Programme at Cornell University in 2010. Arpacı, who began his career at Schneider Electric, worked in the Technology Department during the establishment phase of Turkcell, and served as the Founding Partner and Managing Director of EreNet & EreSis companies between 1995-1998. Subsequently, he worked as a Senior Business Consultant at Global One (Ex-Equant), and later served as the Communications Industry Business Unit Manager at HP between 2000-2008. Arpacı joined Turk Telekom in 2008 to establish corporate customer segmentation and acted as Turk Telekom Group Corporate Segment Management Director. Up until the end of 2015, he managed all of the corporate segments (SME, Medium & Large Scale and Strategic) of Türk Telekom, TTNet and Avea companies, including group synergy with Innova. Gürkan Arpacı joined Turkcell team as Strategic Corporate Segment Management Director in 2015 and was appointed as General Manager of Turkcell Digital Business Services as of 1 April 2022.



Gürkan Arpacı
General Manager of
Turkcell Digital Business Services

Serhat Dolaz graduated from Yıldız Technical University with a degree in Electronics and Communication Engineering and completed the Bahçeşehir University MBA program. Serhat Dolaz joined the Turkcell family in 2009. After taking several technological management positions in Turkcell Teknoloji A.Ş. and Paycell, he took on responsibilities as CTO and Deputy CEO of Paycell. As of May 1, 2022, Serhat Dolaz is the General Manager of Paycell, a new generation payment and financial services platform. He is also an Executive Board Member of Sofra A.Ş. (Paye) and Vice Chairman of the Board of TÖDEB (Association of Payment and Electronic Money Institutions of Türkiye).



Serhat Dolaz
Paycell General Manager

Emre Erdem graduated from Istanbul Technical University, Department of Management Engineering. Emre Erdem, who started his professional career as Financial Auditor at Arthur Andersen in 2000, worked as Senior Auditor at Ernst & Young until 2004 and moved to the liberalized telecommunications sector as Billing & Customer Accounts Manager at Borusan Telekom.

In 2007, he started working at Turkcell Superonline, the fixed telecommunication services company of the Turkcell Group, and served as Finance Manager and Customer Operations Manager, and in 2009 he worked as a manager in the newly created Operator Relations and Wholesale Department.

In addition to leading the International and Wholesale Team, Emre Erdem has been serving as Turkcell Superonline General Manager since April 2021.



Emre Erdem
General Manager of
Turkcell Superonline

Uğur Çağlar graduated from Middle East Technical University Industrial Engineering Department and received his Executive MBA degree from Koç University. Starting his professional career as a Management Consultant at PricewaterhouseCoopers, Uğur Çağlar later worked for Booz Allen Hamilton in Türkiye and the Middle East. He joined the financial services sector in 2007 with TEB (a BNP Paribas Company) as Strategic Planning Manager. He later moved on to the insurance domain with BNP Paribas Cardif as Chief Marketing Officer. He worked for Azərbaycan Sənaye Siğorta Company in Baku, Azerbaijan as an expatriate General Manager, and later as the Chairman of the Board between 2015-2019. In early 2019, he started working for MetLife as AVP of Business Development and Corporate Sales. He joined Turkcell as the General Manager of Turkcell Dijital Sigorta A.Ş. in August 2022.



Uğur Çağlar
General Manager of
Turkcell Dijital Sigorta A.Ş.

About the Report

We are pleased to present to our stakeholders our performance and future approach in the areas of social, economic, environmental and corporate governance, in addition to our financial achievements, through the Integrated Annual Report, which we have published for the fourth time this year.

This report, which we have published to provide Turkcell's stakeholders with an objective and holistic assessment of our integrated and sustainable value creation approach and the results we have achieved in this direction, has been prepared in accordance with the Turkish Commercial Code (TCC) and the Capital Markets Board's (CMB) Communiqué Serial II.14.1 "Communiqué on Principles Regarding Financial Reporting in Capital Markets" and the Integrated Reporting (IR) Framework Principles published by the International Integrated Reporting Council (IIRC).

This report has been prepared by Turkcell Iletisim Hizmetleri A.S. in accordance with the GRI Standards for the period between 1 January 2023 and 31 December 2023. In addition to the financial and operational data included in the report as required by law, the main content of the report is Turkcell's sustainability priorities, which are the key performance areas of the integrated value model. Turkcell's sustainability priorities have been identified among social, economic, environmental and sectoral issues in accordance with the principles set out in the GRI Standards through methods that ensure multi-stakeholder participation. The content of the report also responds to the United Nations Global Compact Communication on Progress, the CMB Sustainability Principles Compliance Framework and the SASB Telecommunication Services Indicators, to which Turkcell became a signatory in 2007. The scope of the content is designed to meet the information needs of Turkcell's long-term investors (shareholders, bondholders and potential investors) as well as a general portfolio of corporate stakeholders, including Turkcell employees, customers, public institutions and organisations and non-governmental organisations.

The terms "Turkcell", "Company" and "Organisation" in this report refer to Turkcell Iletişim Hizmetleri A.Ş. The financial information presented in this report is presented on a consolidated basis in accordance with legal requirements and international standards, and covers the organisational integrity of Turkcell. Unless otherwise stated, the social and environmental performance data refer to the Turkish operations, which represent the most significant part of the company's operations.

You can send your questions, comments and suggestions regarding Turkcell's Integrated Value Creation Model and details of our activities, financial performance and future goals to dahaiyibirdunya@turkcell.com.tr.

👁 For explanations of abbreviations and technical definitions used in the report, please refer to the Glossary section.

Turkcell at a Glance

Established in 1994 as the pioneer of the telecommunications sector in Türkiye, Turkcell has continued its steady progress over the past 30 years. Today, Turkcell continues to operate as Türkiye's leading provider of communications and technology services.

Turkcell has played a key role in the development of the telecommunications sector in Türkiye with the innovations it has brought to the sector over the past 30 years. Founded in 1994 as a mobile communications company, Turkcell has transformed itself over the years, first as an integrated communications operator and then as a digital operator. Today, together with its group companies operating in different service categories, Turkcell offers its customers a wide range of value-added and innovative digital services, including voice, messaging, data and IPTV services over its mobile and fixed networks, as well as digital services for individuals and businesses, digital financial solutions such as insurance and loans, and digital mobility solutions through Togg, in which Turkcell is a shareholder. Turkcell, which has expanded its operations abroad over the years, currently operates in four countries in addition to Türkiye, namely Belarus, the Turkish Republic of Northern Cyprus and Ukraine[1] (discontinued operations).

Turkcell launched its first LTE mobile communication services on 1 April 2016 and today provides services in 81 provinces of Türkiye with LTE-Advanced and 5-carrier aggregation technologies at speeds of up to 1.6 Gbps. Turkcell's total spectrum bandwidth of 234.4 MHz corresponds to 43% of the total spectrum available to mobile operators in Türkiye. Providing fibre data access at speeds of up to 10 Gbps in fixed technology, Turkcell is at the forefront of 5G efforts in Türkiye with the test studies carried out over its pilot network and the leading roles it has assumed in national and international consortia. As of 29 July 2022, Turkcell started to offer 5G technology at Istanbul Airport with the authorization of the Ministry of Transport and Infrastructure. During the reporting period, Turkcell continued its preparations for the 5G services planned to be launched in Türkiye in the coming period with its pilot applications.

Turkcell shares have been traded on both NYSE and BIST since July 2000. Thus, Turkcell is the only Turkish company whose shares are traded simultaneously on two different stock exchanges. Turkcell debt instruments are listed on the Irish Stock Exchange. Turkcell is also listed on the MSCI ESG Index and BIST Sustainability Index. As of 31 December 2023, Turkcell had revenues of TRY107.1 billion and assets of TRY247.1 billion.

🖵 Please visit **www.turkcell.com.tr** for further information about Turkcell.

Turkcell's Shareholder Structure

Shareholders	Nominal (TRY thousand)	Share (%)
TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş.	576,400	26.2
IMTIS Holdings S.A.R.L.	435,600	19.8
Publicly Traded*	1,188,000	54.0
Total	2,200,000	100.0

✴ * Publicly traded shares also include ADS trading at NYSE.

[1] As per our Company's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts, of lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, which are Turkcell's subsidiaries operating in Ukraine, to NJJ Capital. The sale of the Ukrainian assets remains subject to the completion of closing conditions. As of December 31, 2023, lifecell LLC, LLC Global Bilgi and LLC UkrTower have been classified as a disposal group held for sale and as discontinued operations.




TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. 100%
Kıbrıs Mobile Telekomünikasyon Limited 100%
CJSC <Belarusian Telecommunication Network> 100%
Eastasian Consortium B.V. 100%
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. 9%
Turktell Bilişim Servisleri A.Ş. 100%
Limited Liability Company <Global Bilgi> 100%
Rehberlik Hizmetleri Servisi A.Ş. 100%
Lifecell Digital Limited 100%
Turkcell Dijital Teknolojileri Limited 100%
Lifetech LLC 100%
Lifecell Ventures B.V. 100%
BİP Digital Communication Technologies B.V. 100%
BİP İletişim Teknolojileri ve Dijital Servisler A.Ş. 100%
Yaani Digital B.V. 100%
Lifecell LLC 100%
Paycell LLC 100%
Turkcell Gayrimenkul Hizmetleri A.Ş 100%
Turkcell Satış A.Ş. 100%
Kule Hizmet ve İşletmecilik A.Ş. 100%
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. 100%
Turkcell Finansman A.Ş. 100%
Lifecell Dijital Servisler ve Çözümler A.Ş. 100%
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. 100%
Turkcell Dijital İş Servisleri A.Ş. 100%
Superonline İletişim Hizmetleri A.Ş. 100%
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. 100%
Lifecell Bulut Çözümleri A.Ş. 100%
Dijital Eğitim Teknolojileri A.Ş. 51%
Turkcell Sigorta Aracılık Hizmetleri A.Ş. 100%
Turkcell Dijital Sigorta A.Ş. 100%
Lifecell Müzik Yayın ve İletim A.Ş. 100%
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. 100%
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. 90.91%
Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. 23%
Beltower LLC 100%
Ukrtower LLC 100%
Paycell Europe GmbH 100%
Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. 66.6%
Boyut Grup Enerji Elektrik Üretim İnş. San. ve Tic. A.Ş. 100%

Our Vision



Superior digital services
for a better future

Our Mission



To add value to the digitalization journey of our
customers, both in Türkiye and across the globe,
and enrich their lives with our continuously
improving competencies and robust ecosystem

Turkcell 2023 Awards



Achievement in Customer Excellence Awards

Turkcell – **Diamond Award** in Communication (GSM) Category

TV+ – **Gold Award** in the Digital Platform Category

Turkcell Superonline – **Silver Award** in the Internet Service Providers Category

Paycell – **Silver Award** in Electronic Money Applications Category



Employer Brand Stars

GNÇYTNK – Graduate Recruitment Programme – **Gold Award**

T.Life – Use of Digital Programme – **Gold Award**

T.Life – Employer Brand Strategy – **Silver Award**

T.Life – Internal Communication Programme – **Bronze Award**



MarTech Awards

Escaping Eyes Project – **First Prize** in the category of Wonders Created with Low Budgets

Paycell Feed Integrations Project - **First Prize** in the Best Marketing Automation Technology Category

TV+ Dynamic Streaming Ads Project - **First Prize** in the Best Media Technology Category

Fizy Decibelmetre Project – **First Prize** in the Best Use of Technology in Content Marketing Category

Fizy Moodmeter Project – **First Prize** in the Best Use of Technology in Mobile Applications Category



Brandon Hall Excellence Awards

GNÇYTNK - **Best Unique or Innovative Talent Acqusition Programme** - **Gold Award**

Future of Leadership Masters – **Best Advance in Competencies and Skill Development** - **Gold Award**

Inclusive and Effective Benefits Supporting Flexible Working Model - **Best Advance in Benefits Strategy and Administration** - **Bronze Award**

Superwomen of Cyber Security - **Best Unique or Innovative Learning and Development Programme** - **Bronze Award**



Brandverse Awards

Tekno Waste Project – **Silver Award** in the Social Responsibility and Sustainability Category

Pasaj Aylardan Cuma Project – Media/Sectoral: **Silver Award** in E-commerce Category

Paycell Feed Integrations Project – **Bronze Award in Media /** Sectoral Finance Category

Turkcell Store Geforce Now Mall IQ Project – **Bronze Award in Media /** Outdoor Category

Happy Place to Work

We were selected from among 303 companies in the "Türkiye's Happiest Workplaces" survey organised by Happy Place to Work, a platform established by academics and consultants to help companies on their way to creating a happy workplace culture. We were also named the happiest workplace in the telecommunications industry and received the Excellent Employee Experience Certificate.



Turkcell 2023 Awards

21st Golden Compass Awards
T.Life - **Best Internal Communication Project**
GNÇ SporFest - Sponsorship Communication - **Other**
Women Writing the Future Climate Idea Marathon - TÜHİD
KAGİDER 1e1 Gender Equality Award

IDC DX Summit 2023
RPA Marathon Programme
First Prize in the Future Enterprise of the Year Category

Best Mobile App Awards
İşTurkcell Online Mobile Application
Silver Award

13th GLOBEE® International Business Awards
Emergency Robot Project
2 Awards in Best Use of Technology in Customer Services Category

Stevie 2023 The International Business Awards
Contact Risk-Scoring System
Bronze Stevie Award in the Legal Solution Category

Association for Talent Development
RPA Training and Development Programme
Talent Development Innovation Award

International Loyalty Awards
Barrier-Free Stores
First Prize in the Best Customer Experience Category

MIXX (Marketing and Interactive Excellence) Awards
TV+ Sahibinden F1 Viral Project
Special Award

Data Center ICT Management Innovation of the Year
DCMAN Application in Data Centre White Space Operation Processes
2nd Prize in Data Centre ICT Management (DCIM) Innovation of the Year Category

Best Innovative Service Provider of the Year
Turkcell Transport Network
Best Innovative Service Provider of the Year Award

RDCNOF 2023
Showcase Project
The Best Agile Project Paper in all Industries Third Prize

Web Excellence Awards
Corporate Compass Platform
Award in Corporate & B2B Category

Green All-optical Network Forum 2023
Super Wi-Fi project
Great Advencement of Smart Home Service Award

Felis Awards
Google Hack Project
5 Felis Award
Burnout Syndrome Film
Curious Felis Award
T.Life 1 Year Old
Achievement Award

Secret CV HR Stars
T.Life
2023 Best Employer Brand of the Year

Boğaziçi University Business World Awards
Technology Company of the Year Award

Bosphorus Environment Awards
Turkcell Transform to Education Project
Recycling Project of the Year Award

IDC CIO Awards
Turkcell Omnichannel Project
3rd Prize in Change Management Category

Stevie Awards
Turkcell Market Instant Store Stock Display Project - Gold Stevie Award in the Award for Innovation in Sales **Technology Industries Category**
Atmosphere Application - **Gold Stevie Award** in the "Sales & Marketing Mobile Application" Category

LegalTech Breakthrough Awards
Contract Risk Scoring Application
Overall Legal Analytics Innovation of the Year Award

YTU Business World Awards
Step into the Future Project
Best Social Responsibility Project Award selected by students

Future of Cloud & AI
Robotic Device Requirement and Order Management, Robotic Process Automation Project
Future of Cloud & AI Award
Turkcell Data Centre Energy Saving with Reinforcement Learning Pro
Future of Cloud & AI Award

✹ All awards received by Turkcell in 2023 can be found in Annex 1 - Awards Received by Turkcell in 2023 of the Report.

Turkcell Group: Developments in 2023

Turkcell Group companies, with 24,352 employees, operate in 4 countries, namely Türkiye, Belarus, the Turkish Republic of Northern Cyprus (TRNC) and Ukraine[2] (discontinued operations).

TÜRKİYE
Turkcell Türkiye

92.0
Billion TRY Revenue

38.0
Million Mobile Customers

3.1
Million Fixed Customers

1.4
Million IPTV Customers

BELARUS   BeST

1.5
Million Mobile Customers

1.4
Billion TRY Revenue

TRNC   Kuzey Kıbrıs Turkcell

0.6
Million Mobile Customers

1.1
Billion TRY Revenue

UKRAINE
(DISCONTINUED OPERATIONS)   lifecell

11.7
Million Mobile Customers

7.6
Billion TRY Revenue

[2] As per our Company's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts, of lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, which are Turkcell's subsidiaries operating in Ukraine, to NJJ Capital. The sale of the Ukrainian assets remains subject to the completion of closing conditions. As of December 31, 2023, lifecell LLC, LLC Global Bilgi and LLC UkrTower have been classified as a disposal group held for sale and as discontinued operations.

2023 Strategic Objective and Managerial Achievement Assessment

1 Strong revenue, EBITDA and net income performance thanks to our diversified business model with strategic focus areas, consistent price increases and our inclusive people-centred strategy



A Revenue increased by
14.6%
107.1
to billion TRY

B EBITDA of TRY
43.9
billion with
19.9%
growth

C Net income realised at
TRY ## 12.6
billion with an increase of
82.5%

2 Debt ratio below the sector average thanks to effective balance sheet management; healthy foreign currency position thanks to disciplined financial risk management

A Net leverage ratio at
0.5x
level[3]

B USD ## 22 million
net long FX position[4]

3 Strong cash flow generation through successful operational performance despite challenging macroeconomic conditions

A TRY ## 7.3
billion free cash flow generation[5]

4 Double-digit mobile ARPU growth supported by increased usage and upgrades



A ## 18.4%
mobile ARPU[6] increase

B ## 0.7%
residential fiber ARPU growth

5 Successful subscriber acquisition performance with strong infrastructure, quality customer service and rich value proposition



A ## 493
thousand net mobile subscriber additions

B ## 71.5%
postpaid subscriber base, which reached

C ## 169
thousand net fiber subscriber additions

D ## 799
thousand total net additions[7]

6 Continued growth in data usage through digitalisation, increased smartphone penetration and 4.5G user growth

A Average monthly mobile data usage per user increased
to ## 17.0 GB with
15.6%
increase



7 Continued strong momentum in our strategic focus areas



A ## 19.4%
increase in total digital services revenues

B ## 23.0%
revenue growth in digital business services

C ## 28.9%
growth in Techfin revenues,

28.6%
growth in Paycell revenues

27.7%
growth in Financell revenues

[3] As of 4Q21, we revised the definition of our net debt calculation to include "financial assets" reported under current and non-current assets. Required reserves held at CBRT are also included in the net debt calculation. We believe that these assets are highly liquid and easily convertible into cash without any significant change in value.
[4] Advance payments included.
[5] Free cash flow calculation includes EBITDA and the following items as per IFRS cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.
[6] Excluding M2M.
[7] Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

8 **Strong performance in sustainability indices**

A CDP Climate Change Rating upgraded from A- to

A

B Being included in the **BIST Sustainability Index** since the first day

C Listing in the **BIST Sustainability 25 Index**



9 **Increasing momentum towards net zero targets**

A **76,258** GJ energy savings,

40,267.93 tonnes CO_2e emission reduction

B **750** green field commissioning

C Increasing reuse practices in **e-waste management**

10 **Strengthening Türkiye's sector leadership in intellectual property**

A **992** Number of R&D employees[1]

B **550** national patent applications;

1,019 registered patents[2]

C **6** ongoing international projects on Eureka platforms (supported by TÜBİTAK),

8 ongoing HORIZON 2020/Europe projects,

8 ongoing national projects supported by TÜBİTAK



11 **Promoting equal opportunities and diversity**

A **35.2%** female employees

B **31%** female employees graduated from engineering departments

C **35%** female employees in IT positions

D **76** Whiz Kids classes in BİLSEMs across Türkiye



[1] The number of R&D employees working at Turkcell Teknoloji is 992. Turkcell Group has 1,497 R&D employees in total.
[2] Turkcell Group has 4,144 national and 261 international patent applications and 1,039 registered patents in total.

Turkcell Creating Value



As Turkcell, we have completed 30 successful years by achieving many industry firsts in the journey we started with the aim of introducing mobile communications to Türkiye.

We continue to create value for all our stakeholders with the integrated digital operator identity we have gained over time by continuously evolving in line with our stakeholders' expectations. In the coming years, as in the past, we will continue to transform innovative digital technologies into services that improve people's quality of life, support the digital transformation of organisations, contribute to sustainable development in our areas of operation and create value with strategies that translate these elements into a profitable and responsible integrated business model.

During the reporting period, we reviewed our strategic focus areas in line with changing requirements through the materiality study, which we repeated in line with the opinions of our managers, employees and external stakeholders. Through our integrated management model, we regularly monitor our performance against concrete and measurable indicators and ensure effective management of the value we create for all our stakeholders.

Turkcell Sustainability Management and Involvement of Senior Management

Integrated Corporate Value Creation Management Structure of Turkcell


Board of Directors
Integrated Value Creation Committe
Sustainability Committe
Project Teams

Turkcell's Board of Directors, which is elected by the General Assembly in accordance with the provisions of our Articles of Association, is the highest governing body of the company and its duties and competencies are defined in accordance with the provisions of the Turkish Commercial Code. Turkcell's Board of Directors has direct responsibilities such as evaluating the strategic management of our Integrated Value Creation Model and monitoring the progress of these matters.

The main task of the Integrated Value Creation Committee, which operates at the senior management level under the leadership of the Chairman of the Board of Directors, is to ensure the link between the strategic level and the operational level of Turkcell's Integrated Value Creation Model. The Committee regularly monitors the Company's activities and informs the Board of Directors and relevant committees.

While it is the responsibility of Turkcell's senior management to implement the activities carried out within the Integrated Value Creation Model and the integrated reporting process, it is the responsibility of Turkcell's Board of Directors to review these activities. Our Committee reports to the Board of Directors on the activities carried out within the framework of the Environmental, Social and Governance (ESG) policy and obtains its approval for disclosure to the public through the Integrated Annual Report published annually.

The responsibilities of the Integrated Value Creation Committee include;

- Providing guidance for report plans within the scope of integrated value creation process and integrated report,
- Reviewing the integrated value creation process in line with Turkcell 's strategy,
- Providing direction to the content of the integrated report and giving opinion on the draft.

The Turkcell Sustainability Committee, which operates with the participation of the company's business unit directors, is responsible for identifying sustainability priorities and the risks and opportunities arising from these issues in line with the ESG policy, determining and implementing short and long-term action plans for these issues, and reporting the results obtained to the Board of Directors through the Integrated Value Creation Committee. Efforts to improve performance in the identified target areas are carried out by project teams, which are formed with the participation of the Company's senior management and are determined according to their areas of expertise.

Turkcell's environmental, social and governance policies become effective after being discussed by the Sustainability Committee and the Integrated Value Creation Committee and approved by the Board of Directors. The prepared policies are published in the Sustainability section of Turkcell's corporate website in order to provide them to our stakeholders for their views and information.

In line with Turkcell's quality management philosophy, many sustainability issues are managed through systems created by following ISO standards. In this context, ISO 9001 Quality Management System, ISO 14001 Environmental Management System, ISO 14064 Greenhouse Gas Calculation and Verification Management System, ISO 27001 Information Security Management System, ISO 27017 Cloud Information Security System Standard, ISO 22301 Business Continuity Management System, ISO 45001 Occupational Health and Safety Management System and ISO 50001 Energy Management System are the system standards followed in managing sustainability issues. The currency and level of implementation of these system standards are verified and certified through periodic independent external audits. The greenhouse gas verification process for the period between 1 January 2023 and 31 December 2023 is ongoing, and when the process is complete, the verification statement will be published in the certificates section of the company's website.

You can access our certificates in the ISO Certificates section in Appendix 2.

Turkcell Sustainability Priorities

Turkcell's Sustainability Priorities form the basis of our Sustainability Strategy and Integrated Value Model.

Last year, we renewed our sustainability priorities by following the "double materiality" approach. This approach, which combines the "financial materiality" approach, which addresses the factors that can affect the company's value from the outside in, and the "sustainability materiality" approach, which assesses the company's impact on the environment and society from the inside out, is also recommended by standard organisations such as GRI, IIRC and SASB and regulations such as EUCSRD.

As part of this study, we assessed the universe of 46 different social, economic, environmental and technological issues and 17 Sustainable Development Goals (SDGs), which we obtained by reviewing past practices, industry initiatives such as GSMA, reporting standards such as GRI and SASB, research such as the WEF Global Risk Report and various index contents in consultation with our internal and external stakeholders. 969 Turkcell employees and 369 stakeholders representing groups such as our customers, suppliers and business partners in our ecosystem, media, NGOs, public institutions and regulatory bodies participated in this screening exercise. As a result of this study, which was designed with a focus on risks, opportunities and expectations, with parameters tailored to each stakeholder category, we arrived at both an overall portfolio of priorities and a comprehensive portrait of expectations on a stakeholder group basis. We finalised the Turkcell Sustainability Priorities by presenting the results to the Turkcell Integrated Value Creation Committee, which was convened with the participation of our Chairman and Senior Executives, for their opinion and approval.




High
Stakeholder Expectations
Low
Company Impact
High
Earthquake and Emergency Preparedness
Emergency Preparedness and Ensuring Infrastructure
Güvenilir, Kaliteli ve Hızlı Dijital Hizmet Altyapısının Coğrafi Kapsamının Geliştirilmesi
Supporting the Development of Domestic Technologies
Increasing the Use of Renewable Energy
Becoming an Active Integrated Telecom Operator in the Value Chain Extending from Fiber Infrastructure to Digital Business Services
Pioneering the use of innovative digital technologies in key sectors such as education, health, agriculture, transport and finance
Efficient Use of Energy
Pioneering Digital Technologies and Innovation
Increasing Solar Energy Investments
Improving Digital Customer Experience and Satisfaction

1. Emergency Preparedness and Ensuring Infrastructure
2. Pioneering Digital Technologies and Innovation
3. Becoming an Active Integrated Telecom Operator in the Value Chain Extending from Fiber Infrastructure to Digital Business Services
4. Improving the Geographical Coverage of Reliable, Quality and Fast Digital Service Infrastructure
5. Improving Digital Customer Experience and Satisfaction
6. Managing the Financial Impacts of Climate and Sustainability Risks
7. Contribution to Local Economy
8. Favouring Local Procurement Activities
9. Prevention of Anti-Competitive Behaviour
10. Transparent Corporate Tax Practices and Policies
11. Protection of Intellectual Property Rights
12. Increasing Employee Satisfaction and Loyalty
13. Earthquake and Emergency Preparedness
14. Protection of Employee Rights
15. Dissemination of New Working Models such as Remote Working, Flexible Working
16. Talent Management, Employee Development and Training Activities
17. Cyber Security and Data Privacy Protection
18. Protecting Children, Youth and Seniors Against Cyber Risks
19. Ensuring Gender and Equal Opportunities in the Workplace
20. Supporting the Social and Cultural Development of the Society
21. Improvement of Employee Health and Safety
22. Managing the Health Impacts of Mobile Devices and Base Stations
23. Transparency in Product Information and Responsible Marketing Practices
24. Legal Compliance, Business Ethics and Anti-Corruption Practices
25. Promoting Digital Rights, Ethics and Diversity of Expression
26. Increasing the Use of Renewable Energy
27. Efficient Use of Energy
28. Increasing Solar Energy Investments
29. Developing Environment and Climate Friendly* Digital Products and Services
30. Efficient Use of Water
31. Promoting Circular Economy and Responsible Waste Management
32. Management of Climate Change Risks
33. Preferring Environmentally Friendly Material Consumption in Activities and Reducing Consumption
34. Green Building Applications
35. Development of Green IT Application and Infrastructure
36. Applications for the Protection of Biological Diversity and Natural Life
37. Reducing GHG Emissions in Operations
38. European Union Border Carbon Tax Practices
39. Pioneering the use of innovative digital technologies in key sectors such as education, health, agriculture, transport and finance
40. Supporting the Development of Domestic Technologies
41. Supporting Vocational Training Activities that will increase the employment chances of young people by increasing their capacity in the field of Information and Communication Technologies
42. Increasing Access to Digital Technologies and Digital Literacy of Large Social Masses, Disadvantaged Groups or Groups with Low Purchasing Power
43. Supporting Business Model Ideas Aiming to Solve Sustainability Problems with Digital Technologies
44. Supporting Smart Mobility and City Applications
45. Supporting Ethical Rules in Artificial Intelligence Applications
46. Managing Sustainability Impacts in the Supply Chain

Turkcell Sustainability Strategy:

Positive imprint in Sustainability

By listening to our stakeholders and understanding their expectations, we support sustainable development through the solutions we develop, following international trends and best practices. On the other hand, we strengthen our leading position in the sector with our efficient and profitable business model that creates long-term value for our stakeholders.

We pursue a sustainability strategy that generates positive impacts in the short, medium and long term by combining the potential of our sector, the agility of our organisation and our superior digital service experience with sectoral risk and opportunity parameters and sustainable development goals. We regularly measure the timeliness and results of this strategy and update our position as necessary.

We have reviewed our sustainability strategy through the monitoring studies carried out during the period. As a result, we have updated the definitions of our strategy, which we have adopted as our main slogan 'We are Positive in Sustainability', in the light of emerging developments and changing stakeholder expectations.

The Positive Imprint in Sustainability Strategy consists of 3 main axes:

Inclusive Positive imprint

With the Inclusive Positive Imprint axis, we aim to provide equal opportunities in our workplace, products and services, and in our social sphere of influence, to include all segments of the society, support the state of being good in the digital world and to "not leave anyone behind" in social, economic and cultural development.

Positive imprint to Our Business

With the axis of Positive Imprint to our Business, we aim to develop a strong business model that is shaped by the principles of transparency, accountability and business ethics throughout our value chain, and where sustainability risks and opportunities are effectively managed.

Positive imprint to the Environment

With the axis of Positive Imprint to the Environment, we aim to manage our environmental impacts, protect natural life and play a leading role in tackling environmental problems, especially climate change.





TURKCELL SUSTAINABILITY STRATEGY

Inclusive Positive imprint	Positive imprint to Our Business	Positive imprint to the Environment
Equal Digital and Social Opportunities	Transparency and Accountability	Decarbonization and Renewable Energy
Digital Security and Wellbeing	Ethical Conduct	Circular Conduct
Human Oriented Turkcell Culture	Responsible Value Chain	Efficient Technology Solutions
8 Decent Work and Economic Growth	8 Decent Work and Economic Growth	7 Affordable and Clean Energy
9 Industry, Innovation and Infrastructure	9 Industry, Innovation and Infrastructure	8 Decent Work and Economic Growth
12 Responsible Consumption and Production	12 Responsible Consumption and Production	12 Responsible Consumption and Production
	16 Peace, Justice and Strong Institutions	13 Climate Action

Sustainable Development Objectives Supported

SDG Supported	Targets	Description
7 AFFORDABLE AND CLEAN ENERGY	**Target 7.2:** Increase the share of renewable energy globally **Target 7.3:** Double the energy efficiency **Target 7.A:** Support access to clean energy, technology and investment	At Turkcell, energy consumption, which is one of the root causes of climate change and a fundamental operational efficiency parameter, is seriously managed with international system standards such as ISO 50001. The energy consumption points are continuously monitored and efforts are made to increase energy efficiency with the measures taken. As of 2021, Turkcell has started supplying all its electricity from certified renewable sources, and investing in renewable energy in line with the goal of achieving net zero operations by 2050.
8 DECENT WORK AND ECONOMIC GROWTH	**Target 8.1:** Sustainable economic growth **Target 8.2:** Achieve higher levels of economic productivity through diversification, technological upgrading and innovation **Target 8.3:** Promote developmentoriented policies that support productive activities entrepreneurship and new job opportunities **Target 8.4:** Improve resource efficiency in production and consumption **Target 8.5:** Achieve full employment, decent work and equal pay for work of equal value **Target 8.6:** Support education and employment of youth **Target 8.7:** End modern slavery, humman trafficking and worst forms of child labour. **Target 8.8:** Protect labour rights and promote safe work environments **Target 8.10:** Expand access to banking, insurance and financial services for all **Target 8.B:** Develop a global strategy for youth employment	Turkcell, the pioneer of communication and digital service technologies, supports sustainable economic growth in the markets it operates in through its investments and R&D efforts in innovative infrastructure and application development. Thousands of Turkcell customers from various sectors have the opportunity to achieve digital transformation in their ventures through the provided communication infrastructure and innovative applications, leading to more efficient and productive business models. Additionally, under the umbrella of innovative techfin services such as Financell and Paycell, solutions are developed to support wider societal access to insurance and financial products with more ease and advantage. As a signatory of the UN Global Compact, Turkcell aims to provide a work environment that is secure, inclusive, and equal, where the rights of its employees are guaranteed. Turkcell also strives to eliminate any negative practices, such as forced labor and child employment, across its value chain. Adhering to the principle of equal pay for equal work, Turkcell works to not only improve access to employment but also to provide equal opportunities and rights throughout the employment process in terms of gender equality. Turkcell believes that Türkiye's young population is the main driving force behind its development. In this context, Turkcell develops programs aimed at enhancing the entrepreneurial spirit of the young, preparing them for their careers with a quality education and experience in information technologies and other professional skills, thereby supporting youth employment.
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	**Target 9.1:** Develop sustainable, resilient and inclusive infrastructure **Target 9.2:** Promote inclusive and sustainable industrialization **Target 9.3:** Increase the access to financial services and markets **Target 9.4:** Upgrade industry and infrastructures to make them sustainable **Target 9.5:** Enhance scientific research and technology in industrial sectors **Target 9.A:** Facilitate sustainable infrastructure development in developing countries **Target 9.C:** Increase access to information and communications technology for all	Turkcell aims to provide its customers with a seamless and reliable service infrastructure through its strong network structure, geographical coverage, and emergency preparedness capacity, and continually works to improve this quality. At the same time, Turkcell aims to make high technology accessible to everyone, including groups that face economic or social disadvantages, by providing access to a wide range of digital services such as techfin infrastructures such as Financell, Paycell and Güvencell, as well as financial, communication, and information technology products and services. Turkcell strives to be a trusted business partner for all economic actors, from small businesses to large industrial ventures, on their digital transformation journey

SDG Supported	Targets	Description
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	**Target 12.2:** Achieve the sustainable management and efficient use of natural resources **Target 12.4:** Achieve the responsible management of chemicals and all wastes **Target 12.5:** Substantially reduce waste generation	Under the responsible management approach, Turkcell manages environmental risks arising from its operations in accordance with international standards. In this context, the company aims to improve resource efficiency, environmental protection, and the development of natural resources by taking measures, particularly with regards to mitigating the effects of climate change. Through these implementations, Turkcell reduces its environmental impact while enhancing the business value of the resulting resource efficiency. Efforts are underway in areas such as energy and water resource efficiency, waste management, circular economy practices, and preservation of biodiversity. Turkcell offers solutions online and in its stores to support the use of second-product technology, and develops projects to recycle unusable information technology products.
13 CLIMATE ACTION	**Target 13.2:** Integrate climate change measures into national policies, strategies and planning **Target 13.3:** Improve education and institutional capacity on climate change mitigation	Turkcell recognizes climate change as a phenomenon that affects not only the nature but also the global economy, human wellbeing and, as a result, Turkcell's business success. It is clear that if effective measures to combat climate change are developed, there will be opportunities to positively impact business success. In line with this, Turkcell includes the risks and opportunities arising from climate change in its corporate policies and strategies, as well as its planning processes related to operational and service development. Turkcell manages seriously the elements that may affect climate change, including energy consumption and greenhouse gas emissions, among its operations. Additionally, Turkcell will increase the knowledge and awareness of its stakeholders, particularly employees, on climate sensitivity and will carry out efforts to expand the scope of the fight against climate change. To enhance the effect produced, Turkcell engages in joint ventures with various stakeholders, including civil society organizations.
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	**Target 16.5:** Substantially reduce corruption and bribery in all their forms **Target 16.6:** Develop effective, accountable and transparent institutions at all levels **Target 16.10:** Ensure public access to information and protect fundamental freedoms	Turkcell, as the only Turkish company simultaneously listed on the NYSE and Borsa Istanbul, adheres to internationally recognized principles of corporate governance as an integral part of its management approach, in compliance with the legal regulations it is subject to. In this direction, Turkcell aims to establish a transparent, accountable, and effective corporate governance structure across the Company and its Group companies. Maintaining a superior business ethics mindset among all Company employees and throughout the value chain, compliance with the legal regulations, and prevention of any form of bribery and corruption are non-negotiable and uncompromisable corporate principles. To achieve this, the Group has developed management and control systems, with performance being regularly monitored and improvement measures taken as necessary

Interactions with Our Stakeholders

We determine our activities and savings by listening to the expectations and opinions of our stakeholders, and we improve our business processes, products and services with the feedback we receive.

We take care to be consistent, inclusive and accessible in our interactions with our stakeholders and respond to their information and communication requests in a transparent, open and timely manner.

Stakeholder Group	Communication Tools and Frequency	Frequently Asked Questions and Demands in 2023
Employees	Integrated Annual Report (annual), Meetings and Interviews (periodic), Assistant General Managers Open Door Meetings (periodic), Performance Evaluations (quarterly), Announcements (continuous), Reports, Awayday, Events (periodic), Information Reports (periodic), Publications and Bulletins (periodic), Corporate Website (continuous)	Adaptation to changing working conditions, implementation conditions of working models such as teleworking and flexible working, which seem to take their place permanently in business life, stand out among the questions and demands submitted by employees during the period. On the other hand, health and psychological support needs also increased during the period. Various practices and programmes were developed to meet these demands. In line with macro-economic developments, the Company responded to requests for wages and fringe benefits in line with the remuneration policy.
Suppliers	Integrated Annual Report (annual), Supplier Management System (continuous), Supplier Portal (continuous), Internal and External Meetings (periodic), Supplier Days (annual), Cooperation Meetings with SMEs and Local Producers (continuous), Technopark Visits (continuous), Turkcell Partner Network (continuous), Corporate Website (continuous)	We came together with suppliers at Turkcell Supplier Summit 2023 to promote innovation, localisation and startup development programmes, and successful projects were rewarded. Idea application channels were shared and new innovative ideas were collected. In order to contribute to the development of Türkiye's startup ecosystem, collaborations are made with technoparks and efforts are made to include start-up companies in our supplier ecosystem.
Customers	Integrated Annual Report (annual), Media (continuous), Advertising and Promotion Activities (continuous), Social Media Accounts (continuous), Corporate Website (continuous), Dealers (continuous), Call Centre (continuous), IVR (continuous), SMS and E-mail (continuous), Satisfaction Surveys (periodic), Turkcell App (continuous), KEP, CIMER, BTK, TCM channels (continuous)	During the period, the main questions and demands from customers were concentrated on service plan conditions, promotions, service package purchases and the solution of technical problems. These requests and problems are quickly resolved by the relevant units. As a result of the digitalisation efforts implemented during the period, the speed of developing solutions to customer requests was significantly increased.
Media	Integrated Annual Report (annual), Press Releases (planned or instant), Press Meetings (planned or instant), Meetings and Interviews (upon request), Turkcell and Turkcell General Manager Social Media Accounts (continuous), Corporate Website (continuous)	During the period, the Company responded transparently and in a timely manner to media members' requests for information on Turkcell and the sector, including financial and company projects and practices.

Stakeholder Group	Communication Tools and Frequency	Frequently Asked Questions and Demands in 2023
Shareholders and Investors	Integrated Annual Report (annual), Board of Directors Meetings (periodic), Conferences, Meetings and Roadshow Activities (periodic), Investor and Analyst Day Meetings (upon request), Financial and Operational Results Announcements and Annual Reports (quarterly), Investor Relations Website (continuous), Teleconferences (periodic), Material Disclosures (instant), Frequently Asked Questions (continuous), E-mail (continuous), Telephone Calls (continuous), Corporate Website (continuous)	During the period, financial and operational information, which is the most basic expectation of shareholders and investors, was met by transparent and timely disclosure through various channels. On the other hand, the increasing interest and expectations of shareholders and investors regarding the increasing practices in cyber security, corporate governance and legal compliance were met with the practices and information activities developed during the period.
Public Institutions and Regulatory Organisations	Integrated Annual Report (annual), Official Correspondence (continuous), Meetings and Events (periodic), Public Opinion Documents (upon request), Information Reports (periodic), Presentations and Position Papers (upon request), Publications and Bulletins (periodic), Corporate Website (continuous)	During the period, the Company responded to various information and opinion requests from public institutions and regulatory bodies. Requests for cooperation and project development were responded positively to the extent that the subject of the relevant application is compatible with the Company's activities and corporate resources allow.
NGOs	Integrated Annual Report (annual), Memberships (continuous), Board of Directors Council and Working Group Meetings (periodic), Workshops (upon request), Seminars, Conferences and Events (periodic), Meetings and Interviews (upon request), Joint Projects (upon request), Corporate Website (continuous), Social Media (continuous), E-mail communication (instant)	The main expectations communicated by NGOs during the period were concentrated in information needs, membership requests, joint project and sponsorship requests. While information requests were responded to in line with corporate information sharing policies, membership, sponsorship and joint project requests were responded to to the extent that the relevant organisation adopts the values of working together with Turkcell and that the relevant work is in line with Turkcell corporate policies, field of activity and expectations. On the other hand, the relevant department employees periodically participated in the working groups of NGOs.
Universities, Academics, Students	Turkcell Academy Curriculum Courses (periodic), Certificate Programmes (periodic), Technical Trips (upon request), Project Competitions (annual), Academic Publications (upon request), Joint Projects (upon request), Information Sharing Meetings (upon request), PhD Scholarships (upon request), Project Sponsorships (upon request), Corporate Website (continuous), Social Media (continuous)	Requests such as course content support, field visits and support for academic research submitted by universities and academics during the period were responded positively as much as possible. Within the scope of student scholarship requests, the demands of students working at the doctoral level in the field of artificial intelligence were met.

Turkcell's Sustainability Initiatives Memberships

We believe that we can produce a greater impact by working together with non-governmental organisations (NGOs) with which we share common goals and values.

In this context, the main organisations we actively support are UN Global Compact, WEPs, GSMA, Sustainable Development Association and Mobile Telecommunication Operators Association. In addition to these, Turkcell operates as a member of many non-governmental organisations operating in different fields and is represented in their management and working groups.

👁 You can find the full list of the organizations we are a member of and their level of engagement in the Table of Appendix-3: Non-Governmental Organizations Memberships.

 **GSMA**

We have been a member of the GSMA since 1998, which brings together more than 800 industry players and shapes the mobile communications industry worldwide. As Turkcell, we have the opportunity to share our local and international experience on this platform and benefit from the experiences of other member organisations. On the other hand, we contribute to initiatives and activities organised within GSMA, such as the development of new generation communication technologies, supporting the digital economy with mobile platforms and the use of mobile communication for social benefit, Mobile Net Zero. Among these activities, Mobile Net Zero is important in terms of enabling mobile operators to carry out their operations with the Net Zero target within the scope of efforts to combat climate change.

As a sub-association of GSMA, Turkcell also contributes to the GSMA Sustainability Network, a platform that provides international sectoral experience sharing for the development of applications in line with the Sustainable Development Goals. In this context, Turkcell was among the first 8 companies in the world to sign the GSMA Accessibility Principles and the first company from Türkiye. As a signatory of these principles, we have committed to design and develop all of our Company's platforms according to globally accepted accessibility standards for our customers and employees with disabilities. Turkcell is also among the pilot companies that play a leading role in determining ESG metrics for the mobile industry.

 **United Nations (UN) Global Compact**

Turkcell supports the 10 principles of the United Nations Global Compact, the world's largest corporate sustainability initiative, which it signed in 2007, and its sub-initiatives in line with sustainable development.

In this context, Turkcell is one of the founding members of the UN Global Compact CFO Coalition for the SDGs, which brings together CFOs of leading companies around the world in the field of sustainability.

The CFO Coalition for the Sustainable Development Goals aims to make the concept of sustainable finance an important factor in the policy-making processes of the leading institutions of the global business community and to create a large, liquid and effective market for investments that serve sustainable development goals. As Turkcell, we take an active role in the work of the CFO Coalition for Sustainable Development Goals. In 2023, we participated in the "SDG Investment Forum" (Sustainable Development Goals Investment Forum) held at the New York Stock Exchange as part of the 78th United Nations General Assembly and Global Goals Week. Speaking at the 'CFO Principles as a Holistic Approach for Fundamental Business Transformation' panel organised within the SDG Investment Forum, Turkcell's Executive Vice President of Finance, Kamil Kalyon, informed investors about Turkcell's sustainability efforts, its firsts, investments and goals in this area.

In addition, Turkcell's sustainability efforts were included as an example in the Corporate Investments to Achieve Climate Goals report, which was presented for the first time by the CFO Coalition for Sustainable Development Goals within the scope of COP28.

As part of the UNGC Statement for the Private Sector, which we signed in 2020, we are integrating the 10 principles in the areas of human rights, labour, the environment and anti-corruption into our policies and business processes. As part of the Integrated Annual Report, we publicly report on our compliance with these 10 principles as part of the UNGC Communication on Progress.



Sustainable Development Association

The Association for Sustainable Development (SKD) Türkiye, the Turkish regional network and business partner of the World Business Council for Sustainable Development (WBCSD), ensures the dissemination of international and local knowledge and experience among its members through the working groups it has established.

We have identified circular economy, sustainable finance, the future of business with technology, carbon net zero and women's employment as the main focus of our cooperation with the BCSD. We actively participate in the association's working groups.

In support of

WOMEN'S EMPOWERMENT PRINCIPLES

WEPs

Believing in equal opportunities in the workplace, Turkcell joined the signatories of the Women's Empowerment Principles established by UNGC and UN Women in 2012 to improve the position of women in business and social life with the aim of supporting Gender Equality, one of the Sustainable Development Goals. Within the scope of UN WEPs, we continue our activities to support Turkcell's goal of becoming the company that women most want to work for thanks to its gender equality approach by supporting practices that aim to empower women in the business environment, such as equal pay practices and zero tolerance against discrimination.



Mobile Telecommunications Operators Association (m-TOD)

The Mobile Telecommunications Operators Association was established in 2016 by three operators operating in the sector and holding authorisations in order to create areas of activity to solve the common problems of the sector and to take initiatives before all stakeholders to implement the solution proposals. Turkcell is one of the founding members of this platform, which aims to contribute directly to an ethical, efficient and competitive approach in the mobile telecommunications services sector in Türkiye. Our chief executive officer Dr. Ali Taha Koç, executive vice presidents Ali Uysal and Prof. Dr. Vehbi Çağrı Güngör are members of the m-TOD Board of Directors.

 **Relations with Shareholders and Investors**

Turkcell is committed to being transparent, equitable, consistent and accessible to its investors and shareholders. We consider it a fundamental responsibility to respond to the information requests of our investors and shareholders in a clear, accurate and timely manner. Through our disclosure activities, we aim to introduce Turkcell in the right way, to convey our business model, risk and opportunity analyses and strategies to investors and to enable them to make well-informed investment decisions.

👁 You can find detailed information on the management of our relations with our shareholders and investors in the Transparent Investor Relations section of our report.

 **Our Relations with Public Institutions**

Turkcell and its Group Companies are subject to many different regulations, and these regulations form the basic structure of our relations with public institutions and organisations. These regulations have a direct impact on the technical and commercial operations of Turkcell and its Group Companies, the conditions for the provision of services and the framework for their relations with stakeholders. For this reason, we closely follow the legislative activities related to our activities and respond to the regulatory authorities' requests for opinions during the consultation, maturation and implementation processes of the regulations by analysing the possible legal, technical, commercial, operational and economic impacts on the sector. On the other hand, we participate in the legislative studies opened to public opinion within the NGOs of which we are members and support the process of shaping the regulations by preparing joint position and opinion documents.

At the same time, Turkcell and the Group companies create added value by pioneering technological transformation in the countries where they operate with their mobile network, fibre infrastructure, world-class data centres, digital products and services. As a result of this added value, Turkcell contributes to the public sector in terms of taxes and legal obligations.

Turkcell Value Creaiton Process

Strategic Focuses


Core Competencies
Strong Customer Relations
Strategic Business Focuses
Advanced Analytical and Technological Competencies
Our Telecom Business
Financial Services Platform
Sustainability
Positive imprint
Digital Business Services
Digital Services
Strong and Agile Team
Strong Infrastructure

Financial Capital

Inputs
- Financing diversity
- Efficient capital allocation
- Strong revenue model
- Business model hedging
- Transparent financial management

Created Value
- Value created through sustainable growth
- Robust balance sheet structure
- Market capitalization of the company
- Dividend paid and dividend yield
- Value generated for the economies of countries where we operate

Outputs
- TRY 107.1 Billion Revenue
- TRY 43.9 Billion EBITDA
- TRY 12.6 Billion EBIT
- TRY 12.6 Billion Net Income
- TRY 7.3 Billion Free Cash Flow
- 1.9% Dividend Yield

SDGs: 8 Decent Work and Economic Growth; 16 Peace, Justice and Strong Institutions

Relevant Stakeholders: Shareholders, employees, suppliers, international organizations.

Human Capital

Inputs
- Our competent employees and agile teams
- Safe and healthy work environment
- Employment practices that make a difference
- Adoption of company culture and values
- Flexible working model
- Increasing women employment in the technology sector

Created Value
- Contribution to Employment
- Having a competent human capital ready for the future digital world
- Establishing a strong and agile employee culture
- Developing the competencies of women and young people to increase their
- employment in technology
- Being a good employer
- Employee loyalty and motivation
- Diversity, inclusivity, and equal opportunity
- Providing career development opportunities

Outputs
- 24,352 Members of Turkcell's Large Family
- 35.2% Woman Employee Rate
- 24.2% Woman Manager Rate
- 1.43 Accident Frequency Rate
- 592 New Recruits
- 1.2 Million hours*person Total Trainings

SDGs: 8 Decent Work and Economic Growth

Relevant Stakeholders: Shareholders, employees, suppliers, government agencies, civil society organizations, autonomous organizations, international organizations.

Manufactured Capital

Inputs
- Robust network
- Strong spectrum
- Broad fiber infrastructure
- Data centers

Created Value
- Providing fast, high-quality, and comprehensive services to customers
- Contributing to keeping Türkiye's data in Türkiye
- Leadership in technology and digital transformation
- Access to information and the internet for everyone
- Development of indigenous and national technological infrastructure

Outputs
- Up to 1.6 Gbps 4.5G Speeds
- Up to 10 Gbps Fiber Internet Speeds
- 73% Network Virtualization Rate
- 12% Network Traffic (internet) Increase Rate
- 12,037 Base Station Sites with Risk Assessment
- 99.910% Rate of Data Accessibility

SDGs: 8 Decent Work and Economic Growth; 9 Industry, Innovation and Infrastructure; 16 Peace, Justice and Strong Institutions

Relevant Stakeholders: Employees, individual customers, corporate customers, suppliers, government, autonomous organizations, international organizations.

Intellectual Capital

Inputs
- Our patents and R&D capabilities
- Entrepreneurship rcosystem, start-up and university collaborations
- Our developed services and applications
- Artificial intelligence and blockchain applications
- Strong brand awareness
- Robust cybersecurity practices and services
- Digital infrastructure

Created Value
- Developing the innovation and entrepreneurship ecosystem through Turkcell experience.
- Becoming a global operator with a digital operator vision.
- Making life easier by developing inclusive and value-creating products and services.
- Better understanding the customer with data analysis skills.
- Reducing cyber security risks and meeting the cyber security needs of customers
- Ensuring ethical and equal business processes.
- Creating value with the use of open source code.
- Providing employment opportunities for Turkish/local engineers.

Outputs
- 992 R&D Employees
- 25% Growth in Digital OTT Services Revenues and 19% Growth in Digital Services Total Revenues
- 8 Hospitals Which We Provide Infrastructure To
- 550 Patent Applications
- 6 Number of Applications to TÜBİTAK Supported Projects
- 10 Incubator Firm Collaborations

SDGs: 8 Decent Work and Economic Growth; 9 Industry, Innovation and Infrastructure

Relevant Stakeholders: Employees, individual customers, corporate customers, suppliers, government, civil society organizations, autonomous organizations, international organizations, media, beneficiaries of corporate social responsibility projects.

Social Capital

Inputs
- Transparent and trust oriented stakeholder relations
- Civil society, academy, public and corporate partnerships, international representation of our country and sector
- Social investment projects and sponsorships
- Turkcell volunteers
- Voluntary memberships
- Higher employment in call center operations

Created Value
- Strong corporate governance
- Value creation through social investment projects
- Contribution to exchanging knowledge and experience among stakeholders
- Adopting a responsible and ethical business approach within the Turkcell ecosystem
- Collaborating with NGOs to contribute to the socio-economic and cultural development of the community
- Being a leading and guiding company in the industry and the country through representation
- Increasing brand trust and reputation
- Customer satisfaction

Outputs
- 56.3 Million Group Subscriber Count
- 38.0 Million Mobile Subscriber Count (Türkiye)
- 799 Thousand Net New Customers Acquired (Türkiye)
- 4 Number of Volunteer Projects
- 64% Local Procurement Rate

SDGs: 16 Peace, Justice and Strong Institutions

Relevant Stakeholders: Shareholders, employees, individual customers, corporate customers, suppliers, government, civil society organizations, autonomous organizations, international organizations, media, beneficiaries of corporate social responsibility projects.

Natural Capital

Inputs
- Efficient management of natural resources
- Investments and projects in renewable energy
- Environmental impact management through digitalization
- Efficient use of energy
- Turkcell waste management

Created Value
- Responsible use of resources
- Improving carbon emissions performance
- Contributing to the reduction of customers' environmental impact
- Financial value created through sustainability activities
- Environmental awareness
- Reducing paper consumption
- Protecting sustainable agriculture and water resources
- Circular operations

Outputs
- 40,267.93 tonnes CO_2e Energy Reduction
- 76,258 GJ Energy Saving
- 62,388 MWh Renewable Energy Generation
- 3.644.596 GJ Renewable Energy Consumption
- 7.8 Tons Recovered e-Waste
- 100% Recycled Waste Rate

SDGs: 7 Affordable and Clean Energy; 8 Decent Work and Economic Growth; 12 Responsible Consumption and Production; 13 Climate Action

Relevant Stakeholders: Shareholders, suppliers, government, civil society organizations, international organizations, beneficiaries of corporate social responsibility projects.

Measuring the Value Created

We aim to achieve more timely and comparable results by taking into account the indicator recommendations of international organisations such as the GSMA, WEF, GRI and SASB, as well as suggestions from our stakeholders and industry practices in measuring performance resulting from the value chain.

As of 2021, sustainability targets, which include the internalisation of sustainability and ESG policies in social, economic, environmental and governance (ESG) areas, have been included in the company's strategic goals and assigned as key performance indicators by Turkcell's Chief Executive Officer to all employees. The internalisation of the policies by employees at all levels of the company through training in this direction has been reinforced with competitions and awards that support sustainable living.

In 2022, we revised the Key Performance Indicators used in performance evaluation in line with the renewed sustainability priorities. In this context, the Sustainability Committee continues to work on creating a system for detailed monitoring of sub-parameters related to performance evaluation.

An important pillar of our efforts to analyse our sustainability performance using internationally recognised methodologies is the assessment of sustainability indices and rating systems. In this context, we provide annual information to the MSCI ESG Index, the Borsa Istanbul Sustainability Index and the CDP Climate Change Reporting. As the leading telecommunications company in Türkiye, we have set our greenhouse gas emission reduction targets, approved by the Science Based Targets Initiative (SBTi), to systematise and rationalise our commitment to tackling climate change.

Our Core Competencies

Since its foundation in 1994, Turkcell has been continuously generating high added value for its stakeholders. Turkcell's success is attributable to its corporate competencies, which have been developed with the experience gained over the past 30 years.

Strong Bond with Customers

- The operator that meets customers' ever-increasing need for quality service and communication
- Superior digital customer experience with growing digital services
- Uninterrupted service thanks to Turkcell's strong infrastructure and wide range of IT solution services
- Capacity to produce quick solutions to customer demands
- End-to-end financial services offered to customers
- Activities carried out within the scope of the importance given to customer data security

Strong Infrastructure

- Maintaining the pioneering and distinctive network quality in the sector, reinforcing its position as the leading operator by being ready to offer services for next generation technologies such as 5.5G and beyond
- Increasing efficiency through technology independent spectrum utilisation
- Providing the latest and innovative technologies in fixed and mobile technologies in the individual, corporate and home segments
- Cyber security products and services that require digital operator competence
- Contribution to digital transformation through joint infrastructure works
- Reliable grid structure ready for emergencies
- In-country protection of local data with an extensive network of data centres

Strong & Agile Team

- The importance of agile and flexible teams that increase with the need to 'master difficult tasks quickly' with digitalisation
- Ensuring efficiency through transformation of company culture with flexibility and agility approach
- Strategic workforce management
- Inclusive and egalitarian corporate culture
- Unique people and talent orientated employee experience

Advanced Analytical Capabilities & Technology

- Increased focus and need for analytical capability with increasing digitalisation
- Providing appropriate solution proposals in line with better customer recognition and early detection of their needs through big data and analytical modelling
- Capacity to develop domestic alternatives in digital services

Our Strategic Focuses, Initiatives and Opportunities

In addition to our core telecommunications business, we focus on digital personal, business and financial services, which we have developed rapidly in recent years by leveraging our strong technical infrastructure and experience from our core business.

In addition, we prioritise efficiency in our operations with a focus on value maximisation, more effectively allocating resources to our revenue-generating areas, becoming unique in terms of employee and customer experience, and conducting our activities within the framework of sustainability principles.

We continue to diversify our digital services in line with evolving technologies and customer needs. At the same time, we are working to improve access to information technology for disadvantaged groups, young people and women, and to bring the power of technology to more and more users.

As part of our Digital Business Services for corporate customers, we support digital transformation with end-to-end solutions we have developed, particularly in the areas of data centres, cloud solutions, cyber security and the Internet of Things. We help companies of all sizes to embrace digital trends with accessible service solutions.

With our financial services portfolio, which we offer through the successful implementation of Techfin business models, we develop various digital payment options for our customers; we offer financing options that facilitate their access to products and services, and insurance solutions that enable them to protect themselves against risks.

We continue to rapidly improve the value we create with our technology and innovation capabilities by evaluating global trends in our strategic focus areas and the development potential in the countries where we operate. Each year, we assess current trends and focus our efforts on the areas of opportunity we have identified through practices involving all our employees. In this context, we monitor our business with short, medium and long-term targets. In 2023, we started to implement our new 3-year strategic plan within this framework. We want the growth we have built on our strong infrastructure to come from our focus and deepening in areas such as IPTV, data centre, cloud and techfin solutions. But another area we will focus on is how we do this. While delivering all these services and providing digital solutions to our customers' needs, we want to be more efficient and maximise shareholder value. With our focus on technology, we will continue our efforts to deepen, develop and expand technology by developing new products and supporting R&D activities in areas such as artificial intelligence, cybersecurity and quantum technologies. Sustainability, which is one of our strategic focus areas, reflects the importance we attach to the environment and society in our business in a tangible way, while maximising the experience of our colleagues and customers through Human Orientation. We are also prioritising the development and dissemination of object technologies that add value to people's lives with our new focus 'Objects for People'. In short, we continue to deliver superior digital services for a better future with the complementary and balancing power of technology.



⊛ ⁹ 9 Turkcell's short, medium and long-term goal periods are 0-1 years for the short-term, 1-3 years for the medium-term, and 3 or more years for the long-term. No guarantee can be given that the forward-looking expectations in the report would come true. For a discussion of the various factors that may affect the outcome of such forward-looking statements, see our annual report to the SEC (U.S. Securities and Exchange Commission) in form 20-F for 2022 and the risk factors section within this report.

Leadership in Telecom



During the period, we delivered mobile ARPU growth of 18.4%[10], through increased data usage, our strategy of migrating customers to higher value bundles and our price adjustments according to economic conditions. We also continued to focus on the value proposition we offer our customers, adding 493 thousand net mobile subscribers. As a result, we achieved growth in both ARPU and the subscriber base and a healthy and balanced increase in revenues. At the same time, we continue to focus on solutions and campaigns that meet our customers' telecommunication needs in the digitalised world of consumption.

As Turkcell continues to be a pioneer in digital transformation and a leader for our individual/corporate customers, we also continue our strategic initiatives to further strengthen our already high corporate market share. By anticipating the changing and evolving needs of the market, we provide integrated mobile and fixed communications solutions wherever businesses need them through our tariffs and campaigns designed specifically for professionals, SMEs and large enterprises. Through our Digital Business Services, we deeply support the digital transformation processes of our corporate customers by offering a wide range of services from data centre to cloud computing, from cyber security to the Internet of Things. Turkcell's digitalisation journey not only creates value for businesses, but also strengthens our innovation leadership in our sector.

We continue to improve our analytics capabilities to provide our customers with the best offers at the most affordable prices according to their needs. Thanks to our analytical and artificial intelligence-based models that are specific to each Turkcell customer, we analyse all our customers according to their life cycles, usage habits and behaviour, and immediately identify their needs and set up systems where they can take advantage of the appropriate offers. Through integrated channel communication, proactive actions and cross-communication constructions, we bring our customers together with rich content offers. In this way, we positively increase our revenue metrics and customer satisfaction scores, while maintaining our mobile churn rate at 2%, which we see as the optimal level for us in 2023.

In 2023, we will continue to strengthen our digital capabilities. With our omnichannel approach, we provide an integrated experience where channels are managed in harmony in our customers' interactions on Turkcell channels and customer journeys. At the same time, we continue to emphasise the digitalisation of all our processes by offering additional benefits on digital channels and increasing the intensity of our communications. In the new period, we aim to increase our capabilities at every step in the name of digital transformation.

Using machine learning (ML) models, we provide analyses based on the applications and Internet links (URLs) used by our customers. For each class, we help increase the subscriber base by more accurately determining the target audience of products in the Turkcell ecosystem. We use the results of these analyses to provide more accurate targeting in digital channels. We continue to use this in our digital advertising activities.

For our fixed internet and Superbox customers, we use machine learning models to provide the most appropriate offers for the customer. We have implemented upgrades to higher packages in Fibre and ADSL and the proactive churn model in Superbox. With these models we aim to minimise churn while increasing our revenue metrics by applying the experience we have gained with mobile customers to fixed customers.

In line with the analytical marketing approach, we continue to implement best offer & upsell and churn prevention models that affect all our postpaid, prepaid, fibre, ADSL and/or super-box customers.

⊛ ¹⁰ Excluding M2M

Initiatives and Opportunities



- ▶ Thanks to our plans that are in line with customer expectations and offer high benefits, our process improvement projects that increase customer satisfaction and business efficiency, and our stable price adjustments that continued throughout the year in parallel with economic developments, we achieved 18.4% ARPU growth in the mobile segment. As a result, we gained net 493 thousand mobile subscribers and maintained our healthy and stable growth trend both in terms of subscribers and ARPU.

- ▶ One of our main objectives is to accelerate the digital transformation of our corporate customers, especially tradesmen and SMEs, and thus further consolidate our strong presence in the market. To this end, we develop innovative campaign and solution plans for the unique needs of each corporate customer segment. The corporate packages we design minimise our customers' operational expenses by ensuring cost efficiency through digitalisation, while helping our customers to maximise their revenue potential. The value proposition we offer to our customers is directly reflected in the value creation of Turkcell. This strategic approach not only increases customer satisfaction, but also consolidates our leading position in the sector.

- ▶ We continue to improve our ability to listen to our customers' expectations and offer them the most appropriate price and level of service, as well as improving our analytical capabilities to make our service processes more efficient and increase satisfaction. Through channel improvements and payment diversification, IVR process and content improvements, and chatbot application, we are both making our business processes more efficient and increasing loyalty through customer satisfaction. In parallel with the increase in customer satisfaction, we have positively increased our revenue metrics, while we have managed to keep our mobile churn rate at the same level in 2023 as in 2022, which was 2.0%, despite the price updates. Our fixed churn rate was 1.5%.



Digital Services

In recent years, the strong trend in consumer behaviour to meet many needs through digital services has increased and become permanent with the pandemic.

In this direction, as Turkcell, we respond to these expectations of our customers with digital solutions that we offer in various areas such as instant communication and online meeting platforms, email, personal cloud storage, digital advertising, digital TV and digital music platform, and gaming technologies.

In previous periods, we have transformed our digital services such as BiP, fizy, TV+ and lifebox into globally competitive structures by focusing on their individual performance as separate profit centres. During the period under review, our services continued to improve their performance and to build on their success stories by delivering digital experiences to their customers on an international scale. In addition to the revenues generated by our digital services, their positive contribution to the ARPU levels of our telecom customers and their increased loyalty to Turkcell increase the importance of these services to the Turkcell ecosystem. In this context, we continue our efforts to increase the diversity of our digital services as well as their number of users and international penetration.

By positioning our digital services and solutions, which play a key role in our strategy to transform Turkcell from a telecom operator to an integrated digital ecosystem brand, as independent brands under the Turkcell umbrella, we are also strengthening their value as intellectual property and assets.



Initiatives and Opportunities



- ▶ We are increasing our transaction volume with a wide range of products for both individual and corporate needs and an increasing number of active customers, and our digital service revenues with our advertising, subscription and business partnerships.

- ▶ The importance of mobile applications, communication infrastructures, software used and cyber security of these systems has increased for companies as remote and flexible working practices, which developed with great momentum during the pandemic period, have become permanent. In this context, we offer benefits with our digital services such as BiP, Yaani Mail, lifebox, Digital Security Service and Mobile Signature and our superior security standards.

- ▶ With our GAME+ next-generation gaming platform, we offer our users the opportunity to experience the highest quality games from wherever they are, without the need to make large hardware investments.

- ▶ With our belief in the twin (or even triple) transformation, we invite everyone to digitise, save energy through smart applications and thus build a better future.

Digital Business Services (DBS)

Digital Business Services plays an important role in combining Turkcell's traditional identity as a telecommunications service provider with its "Digital Transformation Business Partner" strategy for corporate customers.

We aim to be the most trusted business partner in the digitalisation process by providing end-to-end value-added services to the business world with many new-generation technologies, including cloud services, cybersecurity, Internet of Things, big data analytics, business applications, managed services and artificial intelligence solutions.

Turkcell, the world's first digital operator, contributes to the transformation of business models with digital technologies by offering its 30 years of experience in communication and information technologies to private and public organisations of all sizes. Our value-added services help our customers stay ahead of the competition and increase their productivity and business value. On the other hand, our business consulting services in the field of digitalisation enable us to provide an end-to-end service in business processes by improving the knowledge and skills of our customers.

In addition to our 61.8 thousand km of end-to-end fibre optic infrastructure, Turkcell has a total of 8 data centres, 4 of which are new generation, with Tier-3 Facility, Design and Operation Sustainability certificates from Uptime Institute, an international certification body. Our data centres have a total of 36.5 thousand m² of white space.

With Turkcell Cloud Services, we position the entire information technology infrastructure of companies in Turkcell data centres, providing a more flexible infrastructure while reducing costs. The cloud service we provide from fully redundant infrastructures in 8 different data centres has the ISO 27017 Cloud Information Security Certificate, which registers our information security, and we are the first service provider in Türkiye to hold this certificate. In order to provide services to our public institutions in accordance with the Presidential Circular on Information and Communication Security Measures, which came into effect regarding the security of public data and its transfer to digital environments, and the guidelines published accordingly, we have made our public cloud service available to institutions. In addition, we have been accredited by the CBRT by creating iso-

lated cloud environments in accordance with the Community Cloud Guide published by the CBRT. In this way, financial institutions or credit institutions that are regulated and supervised by an authorised authority can receive the Finance Cloud service from an environment that complies with their regulations. On the multi-cloud side, we are also addressing our customers' large-scale cloud (hyperscaling) needs through our strategic business partnerships with global cloud providers, together with our strategy of offering end-to-end cloud needs under a single roof.

Within our Cyber Security product portfolio, our vision to virtualise the network protection services we provide for the network infrastructures of institutions continues at full speed. In this context, we continued our virtualisation journey, which we started with FW, DDoS+, Load Balancer and IPS, across all our data centres by increasing our vendor diversity in 2023. In addition to our existing services, we expanded our portfolio to include endpoint security services within our SOC, SOAR, BOZOK and consultancy offerings, enabling us to provide proactive protection. In this way, we continue to be the end-to-end cyber security service provider for our institutions, ensuring early detection of cyber threats and rapid response.

Through IoT solutions, we provide our corporate customers with device, machine and process management services via cloud systems or in-house servers. One of our IoT projects, Energy Efficiency Scenarios, enables companies to measure their energy consumption immediately. The data collected from the field by our solutions is transformed into information that helps users make better decisions, while management functions can save companies significant costs with our energy solutions. In addition, our solutions for digital transformation consulting, digital production monitoring, efficiency tracking and zero carbon emissions in the production sector also support our customers' effective production activities. With Turkcell's digital business applications, we meet all the needs of organisations in their digital

transformation journey and in digitising their business processes.

As part of our Digital Business Services, in addition to our internal resources, products, processes and technologies, we have implemented more than 3,400 managed service and system integration projects tailored to our customers' needs with our business partner ecosystem of experienced experts in their fields. With our consultants, who are experts in their fields, we develop vertical solutions that meet the needs of our customers in our focus sectors, such as Healthcare, Education, Manufacturing, Retail, Finance, Logistics, Energy, SMEs, and Central and Local Government. We use 360-degree analysis to identify our customers' current situation and create solution sets that meet their needs.

We deliver high value projects in the healthcare sector, one of the areas where we have achieved vertical integration. Digital Business Services is the market leader in terms of both the

number of hospitals it serves and the total number of beds in the City Hospitals projects, which have become the locomotive of our country's success and are among the leading healthcare providers in the world, especially in the countries of the region.

We are the leader in the public-private partnership (PPP) market as an integrator that provides and operates all the technological solutions required in the city hospitals in the field of healthcare. We continue to play an important role in the digital transformation of hospitals with our Hospital Information Management System (HIMS) software, developed with the equity of Turkcell Digital Business Services. We are currently active in a total of 8 city hospitals, including Yozgat, Adana, Eskişehir, Elazığ, Bursa, İstanbul-Başakşehir, Gaziantep and Tekirdağ hospitals. The entire technology infrastructure of these hospitals, from hardware to software, from system to operation, is managed by Digital Business Services.

In addition, Turkcell Digital Business Services develops and manages the technology of strategic public projects such as the Speciality Education Tracking System (UETS), Electronic Case System (EVS) and Vaccine Tracking System, which are among the most important technology projects of the Ministry of Health.

Our business partnership ecosystem comprises three main categories that we manage end-to-end: our subcontractors, our product/solution development partners and our channel partners. We have established the Business Partnership Programme for business partners with different competencies in our ecosystem. We reward the success of our business partners with success-based compensation models. We continue to develop our Partner 360 model to manage all of our Digital Business Services business partners in a single system. Our business partnerships with global suppliers broaden the range of solutions we offer our customers every day in terms of technical expertise and project diversity.

Initiatives and Opportunities



▶ As Türkiye's largest data centre operator, we work with the aim of "keeping Türkiye's data in Türkiye" to ensure data security and privacy of personal data. In this context, regulatory arrangements for keeping the data generated in our country in Türkiye contribute to the development of our business area and our revenues by increasing the demand for our data centres.

▶ We utilise our experience and competencies in big data, Internet of Things (IoT) and artificial intelligence (AI) in many areas such as product and service development. In the still developing IoT and AI solution market, the absence of major players recognised in AI solutions creates an

advantage for Turkcell. We consider the National Technology Move vision of the Republic of Türkiye, which encourages the development of domestic and national technologies, as an opportunity for Turkcell in this field.

▶ As the need for remote solutions accelerated significantly with the pandemic period, an increase was observed in the demand for products and services that we focus on and continue to work on in the field of remote health, education and work solutions. Our Lifecare product, which we developed in the field of remote health, has passed the Ministry of Health KTS audit and has been able to respond to the opportunities in this field. New business model opportunities are being evaluated through meetings with leading healthcare groups in Türkiye.

▶ For private companies and public sector institutions, digitalisation offers many opportunities to increase efficiency and service quality. As Turkcell, we offer customised, reliable and sustainable solutions tailored to the needs of companies and public institutions in Türkiye with our end-to-end digital transformation services, while making digitalisation processes more accessible thanks to our affordable costs. We also cooperate with our local business partners to steer the digital transformation journey of our country.

Techfin Services

While finance and information technology operate as two distinct sectors that drive each other's development, we observe that many financial services and transactions have been rapidly digitised with the transformation we have seen in recent years.

As a digital operator closely following these developments, we believe in the high potential of "techfin" applications and continue to develop our services in this direction. We continue to facilitate our customers' financial transactions and lives with the innovative solutions we offer under our Paycell, Financell and Wiyo brands, developed with this perspective.

The main objective of Paycell is to provide consumers with easy access to financial services by offering fast, convenient and secure payment solutions through the combination of digital technologies and financial services categories. In addition, with Paycell's vision of financial inclusion, we aim to make life easier by providing access to financial services to everyone - with or without a bank account - and to make Paycell the largest payment platform in Türkiye.

A significant portion of Türkiye's young, dynamic and tech-savvy population does not yet have access to banking services. The growing e-commerce market and favourable regulatory developments, as well as the presence of a population of over 30 million with a high cash usage rate, significantly increase the potential opportunities for Paycell.

In this context, we continue our strong growth performance with the services and solutions we offer in different verticals such as direct carrier billing, e-wallet, bill payment, prepaid card, money transfer, financial marketplace solutions and payment facilitation, with our application we position as a Super App. Paycell differentiates itself from its competitors with its broad service portfolio and Turkcell's technology, customer base and distribution channel advantage in a fragmented market structure where different players focus on different solutions.

As part of its market expansion strategy, Paycell is focusing on increasing the number of merchants signed up with Paycell Android POS, Paycell QR and QR, Virtual POS, Vitrin and Linkle payment products in a mutually supportive manner, while continuing its efforts to rapidly increase the number of users with its Super App vision. Together with many partners, we offer a wide range of services, especially games, to our customers through our Paycell Mobile application.

Financell, which provides digital financing solutions to meet the product and service needs of its customers in various sectors by harnessing the agile power of the mobile industry, is the leader of the non-bank finance sector in Türkiye with its large number of customers. As one of the most important business partners of Turkcell's digital consumer services and digital business services, Financell effectively manages credit risk while making faster credit assessments thanks to its credit risk infrastructure and digital transformation capabilities.

In 2022, our insurance company Turkcell Dijital Sigorta A.Ş., which has the capacity to provide end-to-end insurance services, was established with our decision to expand the insurance services we have been providing to our customers through our insurance agency Turkcell Sigorta Aracılık Hizmetleri A.Ş. since 2018. The licence application we submitted on behalf of Turkcell Dijital Sigorta A.Ş. to the Insurance and Private Pensions Regulatory and Supervisory Board (SEDDK) was approved in February 2023, and Turkcell Dijital Sigorta A.Ş. started its operations under the Wiyo brand in June 2023.

Initiatives and Opportunities



- Techfin and mobile communication services provide a suitable environment for many people to access financial services thanks to their practicality and ease of access. Access to financial services is crucial for both economic independence and social equality for individuals. With this in mind, we have the potential to reach approximately 30 million unbanked users in Türkiye.

- The increase in the use of these systems along with the pandemic process, which introduced many people to digital and contactless payment systems, creates an important opportunity for Turkcell. The fact that people in Türkiye and the world continue to be inclined towards contactless and digital payment methods after the pandemic shows that the potential continues to grow.

- The e-commerce sector, which grew rapidly after the pandemic, also increased the demand for practical and advantageous payment solutions for all parties. With the Paycell Virtual POS product, service is provided from a single platform without the need to make separate agreements with different banks for card payments, creating advantages for both the workplace and Paycell.

- With the Paycell Shopping Limit product, it proves its success not only in the field of digital payments but also in facilitating access to finance in areas ranging from holidays to e-commerce marketplaces.

- Users who want to take advantage of investment opportunities can buy and sell gold, silver and platinum on Paycell. In addition, by bringing the young audience together with the stock exchange world, it offers the opportunity to become an investor in Borsa Istanbul and international stock exchanges through Colendi Menkul.

- As Turkcell, we know our customers closely thanks to the corporate know-how built up through our telecom activities. In this way, we are able to offer the most suitable credit options to our customers in financing businesses in line with the Credit Bureau (KKB) and telecoms data.

- Financell, one of our Techfin services, offers financing loan solutions suitable for the needs of individual and corporate customers. Companies that use "Digital Transformation Financing" loans can own the hardware and devices such as software, servers, smartphones, tablets, etc. that they need in their digital transformation journey with specially determined prices, interest rates and flexible payment plans.

- As the newest of our Techfin companies, Turkcell Dijital Sigorta A.Ş., our insurance company, which started operations in 2023 under the Wiyo brand, aims to provide fast, easy and personalised insurance services with innovative solutions to be produced for the insurance sector.



Strong Corporate Governance

Maintaining a strong corporate governance structure enables us to manage our business operations with high efficiency, and to demonstrate an exemplary corporate citizenship through ensuring compliance with legal obligations which we are subject to.

Moreover, we differentiate as a company, trusted by our stakeholders, thanks to compliance with domestic and international business regulations ensured by our Company's compliance programs and our understanding of superior business ethics.

As the only Turkish company both listed on the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE), through effective corporate processes and the internalization of internationally accepted corporate governance principles throughout the organizational structure that arise from our leading position in the capital markets, supports our cause to create long-term and sustainable value for our stakeholders.

Shareholder Structure

Since 2000, Turkcell İletişim Hizmetleri A.Ş. has been the only company, shares of which are traded both on Borsa Istanbul and the New York Stock Exchange as "ADS (American Depository Share)" Level III. With a high free float rate of 54%, we aim to provide long-term benefits not only to our customers, but also to all our Company's stakeholders by implementing the highest standards of corporate governance practices. Our sustainability strategy and value creation model that we have developed in this context, as well as our goal to prioritise to act in accordance with international standards in the fields of human rights, business ethics, anti-bribery and corruption, competition management, risk and crisis management allow us to be a good role-model for corporate citizenship.

👁 Our shareholder structure can be found in Note 1 of the CMB report.

Board of Directors Structure

Taking into account privileged share rights defined in the Articles of Association, the Turkcell Board of Directors, consists of a total of 9 members, two of whom are woman, who are elected by the General Assembly with simple majority vote. Three of the Board members meet the independence criteria specified in the CMB and SEC/NYSE regulations.

The Turkcell Board of Directors, whose duties and authorities are determined within the framework of the Turkish Commercial Code, has committees established at the Board of Directors level in accordance with the relevant legal provisions to ensure operational efficiency. These committees are the Early Detection of Risk Committee, Corporate Governance Committee, Audit Committee, Nomination Committee, Remuneration Committee and Strategy and Digitalization Committee.

While the duties of the Chairman of the Board of Directors and the CEO are carried out by different individuals, the CEO is not a member of the Board of Directors but is in charge of execution. The Chairman of the Board of Directors does not have an executive duty.

According to the Internal Directive on the Operation of Turkcell Board of Directors, as Turkcell and its Group Companies operate in many fields, especially in telecommunications, finance, technology, digital services, energy, infrastructure, digital education, etc., in order to ensure the necessary diversity and professional experience, it is endeavored that, at least two of the members of the Board of Directors have sectoral experience in the electronic communications, information and communication technologies sectors and all the members of the Board of Directors have at least seven years of sectoral experience in their respective fields of expertise and had the necessary education in the areas including engineering, finance, law, business administration, economics, public administration and international relations. In addition, in the election of members, the Nomination Committee and the Board of Directors shall pay attention to the fact that the candidate will be able to devote sufficient time for the Board membership taking into account the external commitments of the candidate.

5 out of 9 members are elected by Group A preferred stock owner, TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. (TVF) by using privileged share rights as per the Articles of Association. Four of those 5 members are also nominated by TVF. There are no privileges foreseen for the election of the remaining 4 members, including 3 independent board members. The term of membership for the Board of Directors is a maximum of 3 years and the Chairman of the Board of Directors is elected by TVF with a privilege among the 5 members, in accordance with the privileges set forth in the Articles of Association. The election of the Board of Directors in the articles of association and the term of office of the members are carried out within the framework of the Turkish Commercial Code. In the event that the membership of any Director of the Board becomes vacant for any reason, another member who meets the legal requirements for the vacant chair may be elected temporarily in accordance with Article 363 of the Turkish Commercial Code, and the elected member is submitted to the approval of the first General Assembly to be held following his election.





Performance Evaluation Form and other evaluation process were designed in line with legislation and best practices.	Each Board Member answered the set of questions composed of four sections in the Performance Evaluation Form.	Answers of Board Members in the Peformance Evaluation Form were analyzed and improvement areas were identified.	Analysis on feedbacks and identified improvement areas were presented to the Board and an action map was prepared.
Evaluation process was designed taking into account best practices.	Performance Evaluation Form was filled by the Board Members.	Feedbacks were reviewed.	Action map determined.
1	**2**	**3**	**4**

👁 You can find further information about the Board of Directors Committees, their duties and members on our Corporate Governance Principles Compliance Report or on our on our website.

The member whom elected in this way serves until the General Assembly meeting, when it is submitted for approval, and if approved, completes the term of the predecessor. No classified or staggered Board structure has been adopted in the Board of Directors.

Since 2019, Turkcell has adopted specific internal rules regarding possible conflicts of interest at the Board level. In this context, the code of conduct prepared for the members of the Board of Directors, who can be considered public officials, has been adopted and put into practice by our Board of Directors, considering the regulations binding for our company.

In the management of the company, the principle of "1 share, 1 vote applies", and there is no minimum share requirement or voting limit, except for preferred shares. Further to Turkish Commercial Code, all shareholders are entitled to suggest an agenda, obtaining information and examination. In decision making, while the presence of the shareholders representing at least 51% of the total capital and the majority of the votes is considered sufficient in general, there are cases where aggravated quorums are sought as per the articles of association and the relevant regulations.

The annual performance evaluation by the Board of Directors based on certain criteria was implemented initially in 2021 as part of the improvement of corporate governance across our Company. and in line with the aim of using the improvement areas identified after the performance evaluation process as the basis for advanced corporate governance practices, a number of actions were taken at corporate level in 2022, including but not limited to the implementation of a new platform that ensures the digitalization of access to the Board of Directors meeting documentation, the transfer of documentation to a secure platform and the continuous access to the relevant documentation and Strategy and Digitalization Committee was established.

In 2023, improvement areas were identified from the outputs of performance evaluation process carried out by the Board of Directors for the year 2022 and focus areas relating to corporate governance practices were determined with relevant departments within the Company by conducting a gap analysis for the issues communicated to our Company both from our shareholders and from all other corporate governance stakeholders.

In this context, the structure of the Ethics Committee was reorganized with the amendments adopted by Board of Directors to ensure senior management's oversight of ethical policies, and an internal audit was conducted regarding awareness of Turkcell Common Values and Code of Business Ethics for 2023.

Within the scope of NYSE's listing rules regarding clawback policy that are applicable to our company, which entered into force on October 2, 2023, it was obligated for public companies to recoup/recover erroneously awarded performance based compensations from defined executive persons (if any) under certain criteria if the Company is required to prepare a restatement of incomplete, inaccurate or misleading financial tables. In this context, our Company's Board of Directors adopted Clawback Policy with a resolution dated 7 November 2023. Audit Committee, consisting of independent members, is designated for the administration of the Clawback Policy. The performance evaluation process of the Board of Directors was completed for the year 2023 in line with the methodology below that Corporate Governance & Capital Markets Compliance Directorate designed and submitted to the Corporate Governance Committee and the committee later proposed this performance evaluation process to the Board of Directors.

Board of Directors Performance Evaluation Method

The set of questions as part of the Board of Directors Performance Evaluation methodology was determined under the following four sections:



The set of questions contained in this section addresses the main issues such as the effectiveness of the oversight, adequacy of annual business plan reviews and whether the company's value, mission, strategy, business plans are reflected on important issues, and whether financial indicators are followed up properly.

The set of questions contained in this section addresses whether there was timely, clear and comprehensive information regarding the meeting agenda items, whether financial information highlights important issues and trends, and the effectiveness and impartiality of the meetings.

The set of questions contained in this section addresses issues such as whether the members have the necessary qualifications, experience and skills, whether a sufficient number of meetings are held, and the functioning of the committees.

The set of questions contained in this section addresses issues such as conflict of interest and adequacy of contribution.

Board Dynamics

Information Provided to the Board

Board Composition and Function

Standards of Conduct

Within the scope of the above methodology, an action map was determined as per the outputs of the performance evaluation carried out by the Board of Directors.





Human Rights, Business Ethics and Common Values

Turkcell believes that in order to create long-term sustainable value and ensure stakeholder trust and social acceptance, it is vital to ensure that its operations, including its Group companies and business partners in the value chain, are conducted in accordance with internationally recognised ethical principles. In this context, Turkcell implements its Human Rights Policy in order to create a working environment worthy of human dignity and to establish a people-oriented operation in its ecosystem. On the other hand, Turkcell pays due attention to the ethical and responsible development and use of the technologies it uses and will develop in its business processes. In the technologies developed by Turkcell, such as artificial intelligence technologies, Turkcell aims to act on the basis of human dignity, fundamental rights and freedoms by contributing to the UN Global Compact Principles and Sustainable Development Goals and creating a more livable world.

In accordance with our Human Rights Policy, we comply with the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the UN Convention on the Rights of Persons with Disabilities, the UN Convention on the Rights of the Child and the UN Principles on Business and Human Rights, We respect the UN Global Principles and the OECD Principles for Multinational Enterprises, the provisions of the ILO Conventions to which Türkiye is a party, the "Right and Freedom of Assembly" and the "Right to Form Trade Unions and to Engage in Trade Union Activities" of our employees as set out in the Constitution of the Republic of Türkiye; In addition, our employees are encouraged to become members of professional associations in their field or NGOs that provide social benefits.

In 2021, Superonline, Financell and Kuzey Kıbrıs Turkcell were included in the process with the aim of extending compliance with Turkcell Human Rights Policy to Turkcell subsidiaries. Currently, human rights policies are being prepared for other group companies in Türkiye.

With the ━━━━ 🖥 Turkcell Common Values and Code of Business Ethics (TODİEK), which was developed in line with global best practices and adopted by the Board of Directors, we protect our employees and adopt exemplary ethical behavior across our ecosystem. With this understanding, with the changes made in the structure and duties of the Ethics Committee in 2023, above policies and other ethical policies that may be established, if deemed appropriate by the Ethics Committee, have been included to the scope of the Ethics Committee's oversight responsibility.

In 2023, 31 cases were reported to our Company through Ethical Reporting Channels. The reviewed cases examined were handled under two main categories: unethical and immoral behaviors and financial issues. In 7 out of 31 cases reviewed, it was decided to apply the "Termination of Employment" sanction. It was further decided that the cases reviewed did not involve any actions that violate the Turkcell Group Anti-Bribery and Corruption Policy.

Our employees, customers and suppliers have the opportunity to anonymously communicate their reasonable suspicions and sensations about situations that violate or potentially violate business ethics to the Turkcell Ethics Committee via the Ethics Line (0532 210 4444). Our employees can communicate situations that are contrary to the legislation and ethically inappropriate situations related to the Company to the Audit Committee via the Company intranet, internal forms, telephone, ✉ etikbildirim@turkcell.com.tr e-mail address or indirectly or directly to the Audit Committee via the Ethics Committee via ✉ auditcommittee@turkcell.com.tr e-mail address.

━━━━ 🖥 You can accvess the text of our Human Rights Policy on our website.



Anti-Bribery and Corruption, Compliance with International Capital Markets and Economic & Trade Sanctions and Export Controls

Anti-Bribery and Anti-Corruption

In line with our aim of being a trusted company for all our stakeholders and being an exemplary corporate citizen, we oversee compliance with national and international Anti-Bribery and Anti-Corruption (ABC) standards covering all our activities. The Board of Directors approved the Anti-Bribery and Corruption Policy in 2016 to establish the basis of our fight against bribery and corruption. This document is a major indication of how the Board of Directors is committed to the "zero tolerance" principle on bribery and corruption. Our ABC Policy is publicly available, and we expect the entire Turkcell ecosystem to act in line with this document. Within the framework drawn up by the ABC Policy, the ABC Program has been carried out with the establishment of the Corporate Governance & ABC Program Office as of April 2018, which takes necessary preventive measures to ensure compliance with these rules and provides risk-based trainings and internal communications. The Corporate Governance & ABC Program Office continues its activities under the name of Corporate Governance & Capital Markets Compliance Directorate ("Compliance Directorate") with its autonomous structure, reporting directly to the Board of Directors.

The Compliance Directorate, responsible for implementing the anti-bribery and corruption compliance program in 2023, continued the end-to-end designed ABC training program, identified focus groups with a risk-based approach, produced differentiated content specific to the focus groups that includes all employees and executives of the Turkcell Group, as well as the supplier and business partner ecosystem, and measured the awareness of the participants after the training. In addition, Compliance Directorate

was involved in contract and tender processes, especially in key activities such as mergers and acquisitions, legal approach to the relationships with financial institutions and technology business partners, maintained coordination with domestic and foreign Group companies to ensure compliance with the ABC policy and conducted further workshops to improve the dissemination of the ABC policy to the whole Turkcell ecosystem.

In 2023, trainings were given to two different focus group (sub-focus groups were established as per the risk assessments), one is the Company/Group company employees and managers and the other is the suppliers and business partners. Within this framework, Anti-Bribery and Corruption trainings were provided to more than 2450 participants in a total of 22 one-hour sessions.

In 2023:

- ▶ The second generation ABC training, which comparatively measures the level of knowledge of the participants before and after the training and addresses ethical dilemmas from actual daily professional life regarding bribery and corruption in a fictional flow, was assigned to all new employees who joined the Company.

- ▶ Coordination and awareness activities were held with domestic and international group company compliance contacts within the scope of the fight against bribery and corruption.

- ▶ On December 9, 2023, World Anti-Corruption Day, an awareness activity was carried out via the internal communication channel for all Turkcell employees.

Compliance with International Capital Markets

Due to its specific position in the capital markets, Turkcell implements dual rule sets and good practices within the framework of both Turkish and U.S. capital markets, particularly on corporate governance structures, financial reporting and internal control processes. Among Turkcell's prominent corporate processes implemented as part of those requirements, the following can be named: Turkcell Board of Directors and its committees' structure, operating rules and independence of its members; the effective internal control environment regarding the financial reporting processes based on reporting and disclosure obligations before the Capital Markets Board (CMB), U.S. Securities and Exchange Commission (SEC), BIST and NYSE; the ethical rules applicable to the company's senior management as well as finance executives in accordance with SEC; and the blackout period and the quiet period for the trading of shares.

Practices based on the Public Companies Accounting Reform and Investor Protection Act, also known as Sarbanes-Oxley (SOX) Act and U.S. Foreign Corrupt Practices Act (FCPA), which aim to improve the control mechanisms of companies' financial reporting while supporting effective corporate management, particularly stand out as part of Turkcell's short- and longterm and sustainable corporate DNA.

Due to our dual listing in the capital markets, SOX Coordination and Compliance Unit has been established within the ABAC Office as of January 2019 in order to carry out our obligations to comply with capital markets regulations and corporate governance practices that we are subject to under an autonomous structure that has direct access to the Board of Directors.

The SOX Coordination and Compliance Unit has been continuing its operations under the name of SOX Compliance and Governance Unit since January 1, 2021. The SOX Compliance and Governance Unit, along with monitoring the regulations of SEC and Public Company Accounting Oversight Board, supports corporate transparency and contributes to reliable information disclosure to the public by incorporating good practices within our Company.

Training and awareness activities are carried out by the SOX Compliance and Governance Department under the title of SOX 404 practices that constitute an integral part of our employees' way of doing business. Regarding SOX 404-connected developments, a total of 6 hours training were given to 1,287 employees in 2023.

Economic and Trade Sanctions and Export Controls

Turkcell Sanctions Compliance Program Procedure, which is constantly monitored and revised under the coordination of the Compliance Directorate, was adopted by the Board of Directors in 2020. The Sanctions Compliance Program Procedure plays an important role by following our company's compliance program, which aims to observe economic and trade sanctions and export control rules, both at the shareholders' level and in our ecosystem for taking necessary actions Within the scope of the Sanctions Compliance Program Procedure, a periodical review covering all business activities of the Turkcell group is carried out by the Compliance Directorate using the data received from the business owners. Business owners in Turkcell are obliged to screen their counterparts/business partners before initiating any business relationship using the consolidated sanctions list databases of the United Nations, European Union, USA and UK. If required, additional due diligences are performed by the Compliance Directorate, and additional measures are taken. Turkcell is also aware of the intensifying sanctions especially on Russia and Belarus and comprehensive sanctions against other jurisdictions imposed particularly by the European Union, United Kingdom, United States, and closely monitors the impacts of these sanctions on group companies with the coordination of group companies' compliance units. Updates and risk assessments regarding the sanctions imposed on Russia and Belarus are also reported to Turkcell's Early Detection of Risk Committee and, if necessary, to the Board of Directors. Economic and trade sanctions related screening is also supplemented with an outsourced service provider.

In 2023, the Compliance Directorate continuously monitored legislation and developments regarding economic and trade sanctions and export controls, and provided trainings and awareness activities in this regard. In 2023, economic and trade sanctions trainings were provided to employees and managers of the Company/Group companies, suppliers and business partners (more than 2,450 participants) in a total of 21 one-hour sessions.

In 2023, coordination and awareness activities on economic and trade sanctions and export controls were carried out with the compliance contacts within our Group companies located both in Türkiye and abroad.

Competition Management

Turkcell believes that a market characterised by fair competition has a positive impact on the development and strengthening of the parties and that fair and strong competitive conditions are necessary for a healthy market structure. Turkcell and its Group Companies attach great importance to ensuring and maintaining an effective competitive environment in all markets in which they operate.

Turkcell endeavours to act in compliance with competition laws and regulations in all its business activities and transactions. The main objectives of competition law include the prevention of agreements, decisions and practices of associations of undertakings that prevent, distort or restrict competition and the abuse of such dominance by undertakings that dominate the market, the control of mergers or acquisitions in order to establish competition in the markets and the protection of competition by adopting the necessary regulations and reviews. In this context, the following procedures, including but not limited to those listed below, are followed within Turkcell:

- ▶ It is ensured that all employees review the guidelines, information and trainings prepared within the scope of the competition compliance process.

- ▶ In line with our general principles, we avoid written or verbal agreements between competitors on price fixing, customer/region sharing, sharing of trade channels, limitation of supply or boycott, collusion in tenders, and communication on these issues.

- ▶ There is no sharing of competitively sensitive information between competitors.

- ▶ Making the activities of rival undertakings difficult, preventing undertakings wishing to enter the market, high sales prices, below-cost sales prices are avoided.

- ▶ We do not intervene in the resale prices of third parties that resell Turkcell products and services. The recommended resale price notification rules are strictly adhered to.

Turkcell and Turkcell Group companies continue their operations in compliance with competition rules in all markets in which they operate within the scope of the Turkish Commercial Code, the Law on the Protection of Competition, the Electronic Communications Law and related secondary legislation.

Information regarding critical lawsuits to which Turkcell is a party is published in accordance with CMB and IFRS standards and in reports submitted to authorities such as BIST and SEC. In this context, critical lawsuits arising from competition law are also included in these reports. The investigation process initiated against our Company with the decision of the Competition Board to determine whether there has been a violation of Article 4 of the Law No. 4054 on the Protection of Competition by concluding gentleman's agreements in the labour market with the allegation of violation of competition regulations within the scope of the Law on the Protection of Competition continues.



Effective Risk and Crisis Management

Turkcell manages the risks that may negatively affect the realisation of the Company's strategies within the scope of the Enterprise Risk Management System. In this process, a comprehensive and effective risk management process is implemented to cover key risk indicators, technology-based opportunities, global trends and industry developments.

Corporate Risk Management

Pursuant to Article 378 of the Turkish Commercial Code and the CMB Corporate Governance Communiqué, the Early Detection of Risk Committee, which was established under the Board of Directors at the end of the 2012 financial year, reports to the Board of Directors every two months for the purpose of early detection of risks that may jeopardise the existence, development and continuity of the Company, the implementation of necessary measures to mitigate such risks and the management of such risks. The reports prepared are also shared with the independent auditors. The Enterprise Risk Management Team is responsible for assessing risks within the framework of Enterprise Risk Management methodology, coordinating risk prevention activities at Turkcell and Group companies and reporting to the Early Detection of Risk Committee.

Turkcell's Enterprise Risk Management is designed in accordance with the COSO Enterprise Risk Management Framework and ISO 31000 standards. Our approach integrates the risk management process with key management processes. Within the model, risks are categorised on the basis of Turkcell Group companies and managed by recording them in the "risk universe". Each company has a risk library and risks are managed in a more effective and focused manner.

Information Security Risks

Data security risk: It includes the risks of theft, loss, leakage, intentional or accidental disclosure, misrecording, alteration, deletion, destruction and inaccessibility of all types of information, whether internal or external to the organisation, stored in physical and/or electronic media, due to authorised/unauthorised access. Turkcell takes the necessary technical and administrative measures against the risks related to data security.

Cyber Security Risk: It includes the risks of destruction of information and systems and damage to systems due to malicious use of Turkcell's internal and external computer and network systems. In this context, Turkcell implements all end-to-end security controls and tests and manages vulnerabilities. The Security Operations Centre monitors and defends against cyber-attacks by tracking current threats 24/7.

Financial Risks

Macroeconomic risks: This includes the risk of deterioration of expectations and/or the current situation due to economic and political uncertainties. Turkcell is currently diversifying its funding sources and has various sources and necessary agreements in place in case of regional inability to access certain sources due to possible sanctions.

Credit limit, inflation and exchange rate risk: This includes the risk of increased costs and reduced revenues due to fluctuations in interest rates, inflation and exchange rates. In this context, market conditions are closely monitored and liquidity measures are taken against the risk of access to funding and high borrowing costs, strong cash generation and limit increases. Appropriate financial instruments are selected and implemented to minimise the impact of the high inflation environment on our balance sheet and medium to long term plans.

Liquidity, cash generation and collection risks: In the event that cash inflows and outflows cannot be financed and new loans cannot be obtained due to possible imbalances in the markets and cash flows, we increase the financing diversity in the portfolio, emphasise fixed-rate loans and systematically monitor our future cash projections using liquidity management principles. The effects of investments and collection risks arising from the February 6 earthquakes on cash flows are being monitored.

Strategic risks

Risks of adapting to investment and technological developments: These are risks that may affect the company's position, reputation and image in the



market and in the sector in the short, medium or long term, as a result of missed opportunities due to insufficient investment in innovation, new businesses in the sector and other areas, and/or failure to achieve the expected return on investment. In this context, sectoral, local and global trends and competitor activities in new businesses are closely monitored and appropriate actions are taken. Technological developments are monitored through cooperation with major international industry organisations such as the GSMA, relevant R&D activities, national and international projects.

Legal risks

Compliance risks: This includes the risk of administrative sanctions as a result of non-compliance with applicable regulations. Turkcell's Legal and Regulatory function closely monitors regulations and aims to monitor and prevent any possibility of non-compliance with a proactive management approach. In this context, the relevant business teams are informed about legislative changes and new regulations, the Personal Data Steering Committee, Compliance Committee, Sub-Compliance Committee and Information Systems Compliance Committee are monitored by senior management and relevant

compliance activities are carried out in this respect to comply with them, and various measures are taken to prevent any violations and administrative sanctions through digitalised tools such as internal audits and a continuously operating automated control system.

Litigation and litigation risks: Legal endeavors are being undertaken to ensure the resolution of litigation and disputes arising within the purview of Turkcell's operations, contracts, and projects. These endeavors aim to conclude these matters in a manner that aligns with Turkcell's interests, particularly in the event of unfavorable outcomes.

Business Continuity Risks

Risks that may arise as a result of events that the Company may face as a result of operational disruptions, natural disasters, terrorism, etc. The company has detailed contingency, business and service continuity plans. These plans are periodically reviewed to determine their effectiveness and to identify potential areas for improvement, and regular drills are conducted each year. Risks related to earthquakes and climate change that may be associated with business continuity are identified, assessed and actions monitored to cover all functions of our business under the coordination of Corporate Risk Management. Corporate Risk Management ensures the adoption of a scenario-based risk management approach with an effective and dynamic risk management perspective and raises awareness of risk-based management.

Operational Risks

Environmental, sustainability and ecological risks: Problems that may arise due to global climate change (temperature changes, increase in energy consumption, increase in energy prices, lack of waste management, failure to protect water resources, etc.); environmental factors that may affect human health and biodiversity. In this context, Turkcell, Türkiye's first ISO 50001 certified mobile operator, is monitoring its energy consumption and making significant investments in renewable energy through its subsidiaries. Under ISO 14064 (International Standard for GHG Calculation and Verification), Turkcell calculates and verifies its GHG emissions through an independent organisation. The greenhouse gas verification process for the period between January 1, 2023 and December 31, 2023 is ongoing and when the process is completed, the verification statement will be published in the certificates section of the company's website.



Turkcell regularly shares its climate change performance and approach to climate change risks and opportunities with its stakeholders through the CDP Climate Change Reporting. As a company that consumes and generates 100% renewable energy, Turkcell continues its efforts and investments in line with its goal to become net zero by 2050. Turkcell is also a Zero Waste certified company that recycles 100% of its waste.

Climate crisis: Turkcell holds the internationally recognised ISO 14001 Environmental Management System, ISO ISO 50001 Energy Management System and 31000 Enterprise Risk Management System certificates. These certificates are subject to annual external audits by independent accredited organisations. Climate change risks also have a direct impact on Turkcell's operations. Measures are taken against the risks of extreme weather events and natural disasters caused by climate change, and studies are carried out in anticipation of a long-term increase in

average air temperatures. The impact and consequences of climate change risks are addressed and monitored through the corporate risk management framework.

Turkcell is taking precautions against the risks of extreme weather events and natural disasters caused by climate change by conducting site risk analyses during the installation phase of base stations and planning the relocation of data centres to cold climate locations, anticipating the increase in average air temperatures in the long term. One example of the agile and creative solutions required by climate change is Turkcell's base stations. Mobile base stations with solar panels on the top of the vehicle, powered by these panels, provide service by being dispatched and positioned where there is a loss of service or a need for additional capacity. In addition, portable solar fields can also be shown as an example of agile energy solutions for climate change. In addition, Turkcell is integrating solar panels into some of

its base stations and switching to solar power in the event of a power outage. In this way, Turkcell has set an example abroad with control mechanisms that take all risks into account to prevent communication interruptions.

Global energy crisis: In 2021, increasing energy demand and supply constraints of energy resources drove energy commodity prices to record highs in international markets. Electricity prices, which primarily affect the Turkcell Group, vary depending on the prices of thermal resources such as natural gas, coal and renewable generation capacity. In parallel with the USD-based price increases of energy commodities in the same period, the increase in the exchange rate in Türkiye and the drought-related production decline in hydroelectric power plants, where we have the highest installed capacity, pushed up electricity prices in Türkiye, similar to the European markets.

Turkcell Group maintains two main measures in response to a possible increase in energy prices: The first action is to invest in renewable energy sources through large-scale projects with the aim of providing a large portion of the Group's energy consumption from its own power plants by 2030. The Karadağ Wind Power Plant (WPP) in Izmir-Çeşme, with an installed capacity of 18 MW, the acquisition of which was completed in 2021, was the first step in this strategy. As part of the three-year strategic plan, the Turkcell Group will invest in 300 MW of solar power plants (SPP) in suitable locations across Türkiye to meet its own consumption. The Karadağ Wind Power Plant, which will be acquired in 2021, will be expanded by adding new turbines. The second measure is to hedge against temporary effects in the market by entering into long-term and fixed-price power purchase agreements, where applicable. Since 2018, when we started receiving energy supply services through Turkcell Enerji Çözümleri A.Ş., we have continued to supply electricity at the most favourable prices.

Risks associated with the management of third party relationships: This includes the risk of fraudulent activities resulting from ineffective management of third parties, or from third parties not fully and accurately fulfilling their responsibilities, or from third parties outside the organisation violating company procedures and laws, or engaging in fraudulent behaviour. The risk of disruption to operations and objectives is minimised by obtaining legal opinions in accordance with agreements with business partners.

With regard to the risk of disruption to global supply chains, developments leading to current supply shortages are closely monitored. The future period predictions are being made, and actions are being taken by reviewing the order plans regarding the supply times of the affected products..

Market Risks

Macroeconomic and political uncertainties: Due to economic and political uncertainties, a deterioration in expectations or the current situation may result in unrealised revenues and deviations from forecasts. Global trends and economic indicators, revenue and subscriber data are regularly monitored with a focus on pricing and competitive strategy.

Competition risks: These include the risks of rapid market changes, unexpected project/revenue losses due to aggressive moves by competitors, and being at a disadvantage in technological or industry developments. In this context, market and competitor activities are closely monitored and efforts are made to respond to such competitor activities with timely actions.

Customer risks: Customer dissatisfaction and experience problems arising from a failure to understand the needs of the customer base due to demographic changes (age, education, income, etc.), a failure to meet their requirements and expectations, a failure to identify the right target group. Market research and detailed analysis of customer complaints and requests are carried out.

Business Continuity Management

Turkcell Group's Business Continuity Management System has been structured in accordance with the international ISO 22301 and Social Security Business Continuity Management System standards to ensure the continuity of our voice, messaging, Internet, server services, data centres, call centres, tower installation and acceptance services, testing and operational support services in our mobile and fixed networks of our companies Turkcell, Turkcell Superonline, Global Bilgi and Global Tower as well as the relevant critical products and services of our DSS companies BiP İletişim, Lifecell Bulut and Turktell Bilişim and has been certified as a result of an independent external audit. The external audit, which was conducted on the revised version of ISO 22301 2019, was successfully completed with full compliance with the updated standard. Regular drills are conducted to ensure that our business continuity plans, which have been developed taking into account customer expectations, corporate policies and legal obligations, work in emergency and disaster situations.

Our strong network infrastructure, wide coverage, network of solution partners, mobile switching centres, mobile base stations, additional capacity, emergency centre and past experience allow us to mitigate risks to the greatest extent possible, while the customer service expertise of our Group companies, high speed fibre optic infrastructure, data storage service, experienced software development teams allow us to manage the disaster from another centre and ensure the continuity of our operations.

To increase the effectiveness of the Crisis Management Plan, which covers events such as business interruption, natural disasters (earthquakes, floods, etc.), cyber-attacks, terrorism, fire, pandemic and epidemic diseases and poisoning, internal exercises, training and awareness activities are regularly carried out with the participation of crisis management teams and relevant groups.

Turkcell Disaster and Crisis Management Programme

As the Turkcell Group Business Continuity Unit, we continue our efforts to increase the resilience of all functions under our responsibility to possible disasters and crises within the framework of the Turkcell Disaster and Crisis Management Programme.

The Turkcell Disaster and Crisis Management Programme coordinates our pre-disaster preparations, actions during disasters and post-disaster recovery plans and projects to strengthen our preparedness for disasters and emergencies. In order to minimise the risks that may occur during emergencies and to be able to intervene, we conduct natural disaster and man-made crisis drills in all our work areas and fields.

Internal Control and Continuous Improvement

Turkcell Group's Internal Control and Continuous Improvement Directorate performs level 2 control activities by identifying internal risks and process improvement activities by monitoring the effective management of business processes within the framework of applicable laws and professional standards within the authority granted by the General Manager, including Turkcell İletişim Hizmetleri A.Ş. and Turkcell Group Companies.

As the Internal Control Unit, risk-based internal control activities are planned by determining the objectives, priorities and risks of the functions under our responsibility, and preventive and detective control activities are carried out in accordance with the control frequencies determined during the period, utilizing Early Warning System, automated tools or manual methods.

The Continuous Improvement Centre designs the company's business processes to ensure that they are lean, agile, efficient, sustainable, with minimum risk and error criteria, creates the constructs that will make the transformation continuous and carries out process development studies to make maximum use of the possibilities offered by technology.

In addition to evaluating the effectiveness of the controls performed at the first level of internal control activities, the business units are guided to improve processes taking into account Turkcell's sustainable values. Any deficiencies identified as a result of the controls are communicated to the relevant teams to ensure that action is taken and the relevant action plans are followed up. If the failure is due to a process deficiency, the process is reviewed and redesigned end-to-end in coordination with the Continuous Improvement Centre.

In addition to assessing the effectiveness of the controls of the business units' processes, other areas of responsibility include conducting internal audits regarding the obligations of the ISO certificates held by the company within the framework of legal regulations and following up on the results of Turkcell's internal audit/external audit. ISO 27001 and ISO 27017 certifications are international frameworks that help organisations protect their financial data, intellectual property and sensitive customer information. ISO 27001 Information Technology Security Techniques for Information Security Management System standards are international certifications held by Turkcell, Lifecell Bulut, Turkcell Superonline, Turktell, BiP, Turkcell Teknoloji, Kule A.Ş. and Turkcell Ödeme Hizmetleri A.Ş. ISO 27017 Information Technology Security Techniques for Cloud Services standards are international certifications held by Turkcell and Turkcell Superonline.

These certifications help protect the information in our companies and reduce risks by implementing a robust and systematic approach to information management. Thanks to the ISO 27001 and ISO 27017 certificates, we identify, manage and mitigate our information security risks in accordance with the standards. On the continuous improvement side, ISO 9001 Quality Management System audits are successfully completed and audit results are used as input to the continuous improvement cycle.

With the integrated quality management system approach, continuous improvement awareness, culture and training activities are carried out together with the document management system, governance development activities and the internal process improvement suggestion platform.

New generation continuous improvement technologies are used and managed in our processes. A data-driven approach to process management, process mining studies and internal deployment of Robotic Process Automation (RPA) are being undertaken.

End-to-end process design and modelling of all processes of Turkcell and Turkcell Group companies are carried out. A monitoring and management structure is established by defining KPI and metric-based process performance indicators. The corporate process and document architecture is created, updated and maintained by establishing common process design principles and ensuring their integration into the process development cycle.

To strengthen our internal control and continuous improvement activities, studies are carried out to create a flow, risk and internal control inventory of all processes. Reasonable assurance in detection and preventive internal control activities is provided by automated controls using advanced data analytics and robotic automation.

The Internal Control Unit reports to the Executive Committee. At regular meetings, internal control activities planned and performed during the year, findings, action plans and future plans are evaluated.

As part of the initiative to increase the awareness and competence of Robotic Process Automation (RPA) in the commercial functions, an RPA marathon was held with five commercial functions. As a result of these marathons, with 448 participants, 284 manual jobs requiring 59.7 thousand hours of effort were transferred to robotic automation.

Internal Audit

The selection process of the independent audit firm is carried out by the Audit Committee, which takes into account the competence and independence requirements of the independent audit firms and recommends the audit firm it deems appropriate to the Board of Directors.

Güney Bağımsız Denetim ve SMMM A.Ş. was elected as the independent auditor for the audit of the accounts and transactions for 2023 in accordance with the Turkish Commercial Code and Capital Market Law at the Ordinary General Meeting of our Company held on September 13, 2023.

The Internal Audit Department, which reports directly to the Board of Directors, is responsible for conducting audit activities throughout Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries in accordance with International Standards for the Professional Practice of Internal Auditing and reporting the results to the Audit Committee. Audit activities mainly consist of operational audits performed within the framework of annual risk-based audit plans and compliance audits performed in accordance with Section 404 of the Sarbanes Oxley Act (SOX).

Operational audit activities are performed in accordance with the annual audit plan, which is based on the risk-based audit approach. Through these audits, Internal Audit assesses the effectiveness of the Company's risk management, control and governance processes, provides assurance to the Board of Directors and the Audit Committee on these processes, and assists the Company in achieving its objectives.

At the same time, due to our listing on the New York Stock Exchange in the United States of America, in order to comply with Article 404 of the Sarbanes Oxley Act, which public companies are required to comply with, audit activities are performed within the framework of an annual plan to provide assurance on the existence, adequacy and effective operation of the internal control structure established at Turkcell and Turkcell Group Companies whose financial statements are consolidated. All stages of the audit activities performed in compliance with the aforementioned article, from the planning stage to the follow-up and completion of the identified internal control deficiencies and actions, are regularly reported to the Audit Committee, the Chief Executive Officer and the Executive Vice President in charge of Finance.

Internal Audit Department also performs an advisory function on current issues and matters as requested by management. Internal Audit Department reports to the Audit Committee, the Chief Executive Officer and the Executive Vice President of Finance on its activities in relation to the Sarbanes Oxley Act, section 404. The Internal Audit function uses a risk-based audit approach. Within this framework, potential functional and organisational risks are constantly reviewed. The main input to the audit activities are the risk analyses resulting from these studies.



Financial Capital







8 DECENT WORK AND ECONOMIC GROWTH
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Outputs

107.1
Billion TRY Revenue

20.0%
Operational CAPEX / Sales Ratio

43.9
Billion TRY EBITDA

0.5x
Consolidated Leverage Ratio

12.6
Billion TRY EBIT

22
Million USD Net Long FX Position

12.6
Billion TRY Net Income

258
Meetings with Investors

7.3
Billion TRY Free Cash Flow

Strong Financial Performance

Our financial capital is the main economic input that enables all our activities to create value for our stakeholders.

Providing innovative services to our customers through a widespread and strong telecoms infrastructure, developing indigenous technologies, building a service network that creates satisfaction, benefiting society through social projects, creating favourable employment conditions for our employees and creating value for our shareholders can only be achieved through strong financial performance. Strong and sustainable financial performance is therefore one of our top priorities.

We aim to generate a strong operating profit from the revenue generated by our operations, while focusing on efficient management of our working capital requirements and on making our capital expenditures on a demand-driven basis to support long-term value creation.

As we operate in an emerging market, risk management is an important item on our agenda. With a prudent risk management approach, we protect our business model against macroeconomic and financial fluctuations through our hedging practices. In this context, we attach importance to adjusting the prices of our products and services according to the general level of prices in our country in order to ensure real income growth and minimize the impact of inflationary pressures on our operational profitability.We also support growth through focus areas such as customer acquisition, consumer and business digital services revenue and techfin. We also ensure that our balance sheet is resilient to currency movements through the active use of hedging instruments.

We focus on keeping our liquidity resources strong to be prepared for financial crises and shocks. We ensure the efficient and controlled use of capital through balanced debt management. We closely monitor the debt and capital markets and focus on the use of different structured funding instruments with appropriate currency, cost and maturity conditions to demonstrate an effective funding approach. We contribute to working capital management by effectively managing our receivables.

For efficient capital management, we continue our efforts to allocate our capital resources to more profitable, higher growth areas, while maintaining our objective to reflect the true value of our assets on our balance sheet.

As part of our strong corporate governance approach, we communicate our financial management transparently to our stakeholders through our integrated annual reports, quarterly and annual results releases, our website, physical/virtual investor meetings we attend and events we organise. Accordingly, we continue our efforts to increase the Company's market capitalisation and share trading volume, to diversify and deepen the investor profile and to increase the weight and number of long-term institutional investors.

You can review the details of our audited annual financial performance in the Consolidated Financial Statements section.

Revenues from Operations

With a focus on value creation, one of the key inputs of all our activities is the revenue we generate from our operations. This is how we deliver our innovative services to our customers, improve the conditions of our employees, benefit the economy and society through our investments, pay dividends to our investors; in short, we create value for all our stakeholders.

2023 was a year in which inflationary pressures continued to be effective and macroeconomic and political difficulties continued to be felt around the world due to the impact of global wars. In light of these developments, Türkiye maintained its growth performance in 2023, and inflation followed a downward trend in the first half of the year, but has been on an upward trend since July.

As Turkcell, while the challenging macroeconomic conditions remained on the agenda. we maintained our strong operational and financial performance in 2023, thanks to our business model diversified with strategic focus areas and customer-centric approach. In 2023, our consolidated revenues increased by 14.6% year-on-year to TRY 107.1 billion. The key drivers of this performance were our growing subscriber base, accelerating ARPU growth with price adjustments and the positive contribution to growth from our strategic focus areas.

For further details, please refer to our consolidated financial statements and footnotes.

Turkcell Group Revenue (TRY million)



2022	2023	2023 growth
93,487	107,116	14.6%

With the positive impact of our strong revenue growth and disciplined cost management, we achieved an EBITDA of TRY 43.9 billion in FY2023, with an increase of 19.9%. The reduction in energy prices in the second and third quarters of the year offset the impact of higher employee costs due to macroeconomic conditions.

Turkcell Group EBITDA (TRY million)



2022	2023	2023 growth
36,608	43,877	19.9%

In 2023, Turkish lira depreciated by 57% against US dollar and 63% against Euro. In a period of challenging macroeconomic conditions, our prudent approach to financial risk management enabled us to limit the impact of currency movements on our financial results. As a result of our strong operational performance and effective risk management, we achieved a net income of TRY 12.6 billion.

Turkcell Group Net Income (TRY million)



2022	2023	2023 growth
6,880	12,554	82.5%

Aware of our responsibility to have a strong network infrastructure and with the aim of connecting our customers with the latest technologies, we continued our investments in 2023 with a controlled approach. In line with the continued post-pandemic increase in demand for high quality fixed broadband, we accelerated our investment in fibre infrastructure, bringing fibre access to a total of 1.5 million new homespasses in 2021 and 2022. In 2023, we focused more on increasing our fibre customer take-up rate and provided access to 386 thousand new homepasses. On the other hand, we accelerated our investments in the region due to the devastating earthquake we experienced as a country on February 6, 2023. The depreciation of the TRY against foreign currencies also led to an increase in our capital expenditures. In this context, our operating capital expenditures (excluding licences) amounted to 20.0% of our total revenues in 2023.

We attach importance to our free cash flow performance in order to maintain our strong financial performance and create value for our investors. In this context, we generated TRY 7.3 billion of free cash flow in 2023.

You can find the details of our domestic network investments and 5G studies in the Manufactured Capital section of our report.

Business Model Hedging Practices

In 2003, we continued to minimise the negative impact of challenging macroeconomic developments on our financial results by hedging our business model. The stable pricing of our products and services in line with current market price developments, the use of hedging instruments for our foreign currency borrowings, the maintenance of strong liquidity resources and the management of collection performance were the areas on which we focused this year.

We continued to adjust the prices of our products and services with a consistent approach in line with the current economic conditions. In addition to accurate pricing to maintain ARPU growth, we continued our strategy of increasing the postpaid subscriber base and migrating our customers to higher value packages with a richer value proposition. In this context, mobile ARPU (excluding M2M) grew by 18.4% year-on-year, while residential fiber ARPU remained almost flat year-on-year. We pursued a balanced growth strategy by supporting our revenue growth with subscriber additions. In this context, we increased our subscriber base[12] by 799 thousand net additions on an annual basis. At the same time, our digital services and techfin solutions, which provide faster revenue growth than our telecom services, also supported our consolidated revenue growth. In this context, we minimised inflationary pressures on operating profitability in a year where macroeconomic conditions remained challenging.

[12] Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.



We maintained our prudent risk management approach to our foreign currency denominated liabilities on our balance sheet throughout 2023. As part of our prudent risk management approach, we continued to actively use hedging instruments. We supported the effectiveness of our portfolio with short-term hedging instruments, which we started using in the last quarter of 2021. In order to reduce our risk by diversifying our foreign currency transactions and position, we emphasised local currency trade in payments to our suppliers this year as well. By establishing Turkish lira payment arrangements with our largest suppliers, we have taken a step towards protecting our foreign currency position. We define a neutral currency position as minus USD 200 million and plus USD 200 million and aim to maintain our position within this range. In this context, we have a long foreign exchange position of USD 22 million at the end of 2023.

On the other hand, these financial instruments also protect us against interest rate risks in the market. At the end of 2023, approximately 60% of our total debt has fixed interest rates, while the proportion of our debt with fixed interest rates was approximately 75% thanks to hedging instruments.

Another important aspect of our risk management approach is closely monitoring the effectiveness of our entire derivative instrument portfolio and ensuring the principal and interest payments of long-term foreign currency debt are secured. Additionally, we work with internationally recognized, reliable, and reputable financial institutions when executing these agreements.

As a telecommunications company operating in emerging markets, it is imperative for us to always be prepared for financial ups and downs and to maintain a strong liquidity position to ensure the continuity of our operations. In this context, liquidity management stands out as an important component of our financial assets. In this context, we have TRY 50.0 billion in cash on our balance sheet by the end of 2023, most of which is denominated in foreign currencies. This amount is sufficient to cover all our debt service until the end of 2025.

Net Foreign Currency Position (Million USD)

2022*: -25
2023: 22

—— *Balance Sheet items for 2022 include discontinued operations in Ukraine.

By the end of 2023, we have TRY 50.0 billion in cash on our balance sheet.

Debt Service (Principal and Interest) Million USD*

- Local Currency
- Foreign Currency

2024	2025	2026	2027	2028+
805	993	316	223	760
Local: 457				
Foreign: 348	993	316	223	760

—— *Turkcell Group excluding TFC. Principal and interest payments are included.

Consolidated Leverage Ratio

2022*: 0.9x
2023: 0.5x

—— Balance Sheet items for 2022 include discontinued operations in Ukraine.

In addition to our strong cash position, our liquidity position is also supported by our committed availability facility of around USD 120 million and our free cash flow generation.

Another important aspect of our liquidity focus is debt management. In 2023, despite the depreciation of the Turkish Lira against the US Dollar and the Euro, we were able to reduce the net debt/EBITDA multiple to 0.5x, thanks to cash generation where we are monitoring the performance of our debt level.

The timely actions we've taken and the sensitivity our customers have shown in their bill payments, given that telecom services are an integral part of their lives, have enabled us to maintain strong collection performance in 2023. While maintaining strong collection performance in consumer finance, we ensured strict management to keep risk costs below the industry average. When providing consumer loans, we continued to evaluate numerous and diverse data from systems such as the Credit Registration Bureau (KKB), identity and address sharing systems, taking into account various criteria, including especially the customers' payment performance of their telecom bills.

Efficient Capital Allocation

As part of Turkcell's focus on efficient capital management, we are making targeted investments in areas with high demand and value creation potential, such as digital services, digital business services, techfin offerings and fibre connectivity solutions. In doing so, we aim to create value for our stakeholders by strengthening our financial and operational performance. Our approach is to fund our investments in these areas through active portfolio management, in addition to borrowing and cash flow generation.

In this context, we regularly monitor market conditions and investor interest and aim to unlock the true value of the assets on our balance sheet through various capital market and strategic transactions when the conditions are right.



Financing Diversity

We aim to create alternative funding methods and sources and develop our strong market relationships to provide funding diversity to our strong equity position. In this direction, we continue to use various financing methods such as bank loans from domestic and international banks, Eurobond issuance in international markets, bonds, bills, lease certificates and asset-backed securities issuance in local markets, country loans to finance purchases from foreign suppliers and sustainable financing (sustainability indexed loan, green loan).

In 2023, Turkcell's Board of Directors decided to issue bonds in Turkish lira, domestically, in one or more tranches, in different maturities with a maximum maturity of 2 years, to be sold to qualified investors and/or allocated to qualified investors and/or without a public offering, up to a nominal amount of TRY 8,000,000,000, and our application to the Capital Markets Board was approved. Under this issuance limit, our company issued a bond in 2023 with a nominal amount of TRY 2,060,000,000. In addition, a total of TRY 925,000,000 of bonds were issued in 2023 through our subsidiary Financell. In the same period, Sukuk issuances totalling TRY 3,580,000,000 were completed through our subsidiaries Turkcell Superonline and Paycell.

During the period under review, we continued to diversify our funding sources through the use of sustainability-related loans. In this regard, in May 2019, we used a sustainability loan of EUR 50 million with a maturity of 3 years from BNP Paribas. In 2021, through an agreement with the same bank, we will increase the amount of this loan to EUR 70 million and extend its maturity to December 2026. The new sustainability targets covered by the agreement include the share of renewable energy in electricity consumption, the share of renewable energy generated within the Group and the annual amount of electronic waste collected.

In parallel with the company's targets, we have continued our efforts in 2023 without slowing down, including potential green issues that can be made in the capital markets, as well as with domestic and foreign banks regarding these sustainable/green financing transactions. As part of our goal to meet 100% of our electricity needs with our own renewable energy resources by 2030, we signed a new loan agreement with Bank of China for EUR 30 million with a maturity of one year. In addition to sustainability-related loans, we signed a new EUR 50 million 4-year loan agreement with Societe Generale in 2023 to finance the ongoing infrastructure investments of our subsidiary Turkcell Superonline.

Loans Received under Sustainable/Green Financing (EUR Million)



2021	2022	2023
50	20	30

👁 You can find the details of our principles and reporting on anti-bribery and corruption, competition management and related issues in the Strong Corporate Governance section, and data on taxes in the Consolidated Financial Statements section.



Strong and Transparent Financial Management

It is important to our corporate structure that our financial management is as transparent and accountable as it is strong. As part of our transparent and rigorous financial management approach, we plan, manage and analyse our budget effectively. In the countries where we operate, we manage our direct and indirect tax practices in a transparent and accountable manner and publish them in our annual reports, material event disclosures, quarterly and annual results. Internally, we share information in a variety of contexts, such as share performance reports, senior management reports and peer company analysis.

In line with our approach to being an exemplary corporate citizen, we have a zero-tolerance approach to bribery and corruption and act in accordance with the law to protect effective competition in the markets. We conduct all our financial transactions in accordance with the CMB and SEC regulations to which we are subject to.



Turkcell New Technologies Venture Capital Investment Fund (VCIF)

Turkcell New Technologies Venture Capital Investment Fund (VCIF), which was established in March 2022 in cooperation with Turkcell and Re-Pie Portföy Yönetimi A.Ş., makes investments to provide strategic and financial support to technology-oriented start-ups with high growth potential in various sectors. Turkcell New Technologies VCIF's investment ceiling is currently set at TRY 500 million.

Turkcell New Technologies VCIF has invested in companies and venture capital funds such as EasyCep and Mobilfon, a provider of refurbished phones and electronic devices; Barikat Siber Güvenlik, an IT security company; Procenne, a developer of products in the field of digital security and encryption technologies; Passion Punch, a local mobile gaming venture; and Kuartis, a developer of machine learning, computer vision and autonomous driving technologies.

Turkcell New Technologies VCIF also established Ultia, our application development platform.

This technology-focused investment fund aims to invest in minority stakes in start-ups operating in high-tech sectors such as cybersecurity, financial technologies, artificial intelligence, etc. in the coming period. The aim is to create long-term value and strategic and financial benefits for our company through synergies with the start-ups.

Transparent Investor Communication - Investor Relations

We manage our Investor Relations activities in parallel with the Corporate Governance Principles in accordance with the principles of accessibility, rapid response to stakeholders, transparency, consistency and disclosure in accordance with the relevant laws and regulations to which we are subject to. As part of transparent and active communication, we publish results such as audit reports, press releases and investor presentations, which include our financial and operational performance every quarter during the operating period, on our website in Turkish and English to address all our stakeholders. Since 2020, we have been publishing an integrated annual report with an increasing focus on sustainability.



👁 We explain our approach to communicating with our investors and other stakeholders in the Interaction with stakeholders section and our communication channels in the Stakeholder communication channels table.

Capital market instruments performance

Turkcell shares are traded on the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE).

Turkcell's shares began trading simultaneously on the Borsa Istanbul (BIST) and the New York Stock Exchange (NYSE) on July 11, 2000. The shares are traded on BIST under the ticker symbol "TCELL" and on NYSE under the ticker symbol "TKC" as American Depositary Receipts (ADR).[11]

Turkcell's paid-up capital has a nominal value of TRY 2.2 billion.[12] Turkcell, the only Turkish company listed on Borsa Istanbul and the NYSE, is the 17th most valuable company on BIST with a market capitalisation of TRY 123.4 billion as of 31 December 2023. Turkcell's American Depositary Receipts amounted to 74.1 million at the end of 2023.

Turkcell has a free float ratio of 54% and lot based foreign ownership[13] was 69% as of 31 December 2023. In the same period, foreign investor share in Borsa Istanbul is 38%. The average daily trading volume of Turkcell shares in 2023 is 39.9 million shares.

Turkcell has bonds issued on October 15, 2015 with a nominal value of USD 500 million, a maturity of 10 years and a coupon rate of 5.75% and bonds issued on April 11, 2018 with a nominal value of USD 500 million, a maturity of 10 years and a coupon rate of 5.80%.

Share and Bond Buybacks

In order to protect our investors from the perception of instability that may be caused by the developments on and after July 15, 2016 in the short and medium term and/or the possible negative effects of the fluctuations that may occur in the global economy on Türkiye, Turkcell's Board of Directors has authorised the Company's management to repurchase the Company's shares and bonds within the framework of the announcements made by the Capital Markets Board on July 21, 2016 and July 25, 2016. On February 8, 2023, the Board of Directors set the maximum amount of the fund at TRY 1,250,000,000. In this context, 17.9 million shares (equivalent to

TRY 214.1 million) and bonds with a nominal value of USD 37.2 million (equivalent to TRY 521.8 million) have been purchased since 2016. No bond purchases were made in 2023 and 1.0 million shares were repurchased in February for TRY 33.9 million.

Our working principles are based on strong foundations

We adopt Corporate Governance Principles.

The key working principles of Turkcell's Investor Relations Department include accessibility, providing quick response to stakeholders and informing stakeholders in a transparent, consistent and timely manner. Turkcell's Investor Relations team, which consists of people who have a good understanding of the dynamics of the company and the sector and who can comprehensively communicate the company's strategy and focus areas, makes a difference in the sector with its dynamic structure and effective communication. Long-term relationships with all stakeholders are sought. The flow of information to all stakeholders is provided in Turkish and English through the Turkcell Investor Relations website and in particular through the Public Disclosure Platform.

Investor Relations Department throughout 2023:

▶ We held a total of 258 meetings with institutional investment funds.

▶ We participated in 8 investor conferences, 1 of which was held virtually.

▶ We organised 1 group investor meeting and 2 roadshows.

▶ We shared our financial results via teleconference four times during the year. Approximately 80 analysts and investors attended these meetings each quarter and the recordings of these meetings are available on the website.

▶ One-to-one and regular meetings were held with 18 analysts to manage expectations.

▶ Throughout the year, we received over a thousand requests for information by phone and e-mail, and we responded to all of these requests.

We strive to maximise the benefits for Turkcell and our stakeholders

As Turkcell Investor Relations, our primary objective is to increase the company's market capitalisation. In this context, our goal is to diversify and deepen Turkcell's investor profile and increase the weight and number of long-term institutional investors. Turkcell's institutional investors represent 64% of the listed shareholder base. Of these investors, 50% are located in North America, 32% in Europe (including Türkiye) and 12% in the UK and Ireland. (Source: S&P Global, January 2024)

Sustainability Indices and Performance Indicators

Our sustainability efforts are reflected in our performance on local and global indices. Since its launch in 2014, we have been included in the BIST Sustainability Index (BIST SI), which provides an independent assessment of companies' activities and is registered by Borsa Istanbul, by revealing companies' approaches to sustainability-related issues such as global warming, depletion of natural resources, depletion of water resources, health, safety and employment. Additionally, as of 2023, we continue to be included in the BIST Sustainability 25 Index, which was first calculated by Borsa Istanbul in 2022.



Our sustainability rating was evaluated as BBB by Morgan Stanley Capital International (MSCI) in August 2023. Turkcell is the only Turkish telecommunications company to be included in the FTSE4Good Emerging Markets Index, which measures the ESG performance of FTSE, an independent organisation jointly owned by the London Stock Exchange and the Financial Times.

⚹ [11] Two ADRs represent five shares.
[12] It contains 2.200 million shares with a nominal value of TRY 1 each.
[13] Source: Matriks

Share Information and Dividend Yield

As Investor Relations, we aim to increase Turkcell's market capitalisation and achieve fair value. Accordingly, we evaluate the possibilities of creating strategic value and distribution of dividends to our shareholders in accordance with our dividend policy within the framework of financial discipline.

Dividend Yield



2019	2020*	2021	2022**	2023**
3.6%	2.3%	7.5%	3.2%	1.9%

⚹ *In 2020, dividends were distributed to our shareholders at the rate of 25.0% of distributable net income, the highest rate permitted by the legislation.

** The Board of Directors of our Company has decided to pay 25.0% and 20.4% of distributable net income as dividend for the years 2022 and 2023 respectively, within the framework of our Company's Articles of Association and Dividend Distribution Policy, as a result of a comprehensive evaluation of macroeconomic and financial conditions, our investment plans and our cash projection accordingly.

Analyst Recommendations



BUY	HOLD	SELL
100%	0%	0%

18 brokerage houses actively follow and analyse Turkcell shares. As of the end of 2023, all 18 analysts give a "buy" recommendation.

TCELL (TRY)*	2019	2020	2021	2022	2023
Lowest	9.28	10.36	12.55	15.38	29.98
Highest	12.52	14.80	22.13	37.89	59.41
Closing	11.86	14.16	17.53	37.17	56.10

TKC (USD)*	2019	2020	2021	2022	2023
Lowest	3.85	3.77	3.20	2.28	3.49
Highest	5.83	5.40	5.28	4.70	5.43
Closing	4.99	4.74	3.41	4.70	4.81

*Share prices are adjusted according to dividend distributions. Source: Bloomberg

Stock Exchange Symbols	Stock Exchange	Symbol
Share Certificates	Borsa Istanbul	TCELL
Warehouse Certificate	NYSE	TKC
Bonds	Euronext Dublin	ISIN. XS1298711729
Bonds	Euronext Dublin	ISIN. XS1803215869

Share performance (Relative) (2023)



January 2023   April 2023   July 2023   October 2023   December 2023

— BIST - 100   — Turkcell

Credit Rating

Turkcell receives credit ratings from S&P, Fitch and JCR Eurasia Ratings. In addition, our subsidiaries are also evaluated by JCR Eurasia Ratings within the scope of the relevant regulations. Measures to avoid conflicts of interest with organisations from which credit rating services are purchased are included both in the service agreements and in the code of ethics of the company from which the services are purchased.

	Long-term credit rating	Outlook	Rating Date	Review Date
S&P (FC&LC)	B+	Positive	December 2023	December 2023
Fitch (FC)	B+	Positive	March 2024	March 2024
Fitch National	AAA (tur)	Stable	March 2021	November 2022
JCR-ER (FC)	BB	Negative	May 2022	May 2023
JCR-ER National	AAA (Trk)	Stable	May 2021	May 2023

Investor Relations Contact

Tel : +90 (212) 313 18 88
Fax : +90 (216) 504 40 58
E-Mail : investor.relations@turkcell.com.tr
Web : https://www.turkcell.com.tr/en/aboutus/investor-relations
Address : Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İsmet İnönü Caddesi No: 20 B Blok Küçükyalı Ofispark, 34854 – Maltepe / İSTANBUL



Digital Finance Transformation

Increasing the digital maturity of our strong finance function is one of our top priorities. Turkcell is digitising its finance function operating model to create an environment where business processes are system-based, manual intervention is minimised, operational excellence and efficiency are achieved, internal control points are automatically supported and the working environment is brought up to the level of best practices.

The studies initiated following the assessment of our current finance maturity level, which will restructure the end-to-end finance operating model from process to technology, from organisation to data, are ongoing. Within this framework, our financial reporting and budgeting processes, prepared in accordance with TFRS and IFRS, have started to be carried out with increased digital maturity as part of our work in 2023.

Techfin's shining stars. Paycell, Financell and Wiyo

In 2023, we continued to develop and expand the products and services we offer to our customers under the Paycell umbrella. As Paycell, offering a wide range of products and services to 22,420 member businesses, we continue to enhance our capabilities. Alongside our commercial Android POS and Virtual POS products, we also provide Paycell Vitrin, a marketplace solution enabling businesses to instantly engage in e-commerce, and Paycell Linkle, our remote credit card payment solution, ensuring secure transactions. Paycell Android POS, which is the first Android POS device registered by the Revenue Administration in accordance with TPL 507 legislation, offers collection, inventory tracking and e-invoicing processes on a single platform, while providing cost and efficiency benefits to merchants. With this product, which Paycell has developed in response to the needs of its customers, Paycell is serving a new POS world in compliance with the TPL 507 communiqué, where e-invoicing requirements are met, while at the same time bringing together multiple banks in Paycell POS, which offers standard bank collection management to workplaces that transmit their own invoice flow, and has started to offer favourable commission pricing, where points and instalment benefits are positioned on a single device. On the other hand, the feature allowing Android POS users to automatically generate the total payment amount by simply selecting products without entering the amounts also contributes to the widespread adoption of the product at events. With the ongoing developments and collaborations with integrators providing services in the e-commerce sector, our Virtual POS product ensures a seamless end-to-end experience. This not only provides cost savings for our users in card transactions both in the market and through Turkcell e-commerce channels but also serves as a value-added and revenue-generating product for Paycell.

In 13 different brands, we provide QR payment service with Paycell wallet in 12,420 points and Paycell payment service with our integrations in the online sales channels of 9 different brands. In 2023, we continue our direct integrations with third-party wallet applications to deploy Paycell payment services. This enables our users to make payments at leading marketplaces and retail points and reflect them on their invoices via direct carrier billing. Additionally, we are enhancing our merchant ecosystem by collaborating directly with various brands serving in e-commerce and physical channels, either directly or through integrators.

Paycell provides a service that allows shopping at affiliated merchants without the need for a bank card or cash on delivery, with the option to charge the fee to the invoice. Paycell also enables the payment of corporate bills both through the application and at Turkcell stores. With an increasing number of registered users each year, Paycell customers can make quick and secure purchases using QR codes. Paycell Kart, on the other hand, offers the opportunity for individuals under the age of 18 who are not bank customers to use a card. Additionally, Paycell Kart customers can manage balances and mobile payment limits from a single account.

Paycell has created a world first by adding a new option to its simple payment alternatives. Thanks to the "Ready to use limit" feature, users can spend whenever they want by transferring their limits to their Paycell cards and pay them back at the end of the month with their Turkcell bill.

Paycell, Türkiye's most inclusive digital payment and financial services platform, continues to increase financial inclusion and expand innovative payment services while leading the digital transformation of our country. Combining technology and financial services in line with changing customer needs, Paycell offers fast and secure

payment solutions and aims to enable its users to easily benefit from financial services with its vision of becoming a financial marketplace. In line with this objective, Paycell Shopping Limit offers all Paycell customers the opportunity to pay for products and services offered by contracted merchants in instalments for up to 36 months with the shopping credit provided by Financell, as well as the opportunity for Turkcell postpaid subscribers to easily pay the credit instalments together with their Turkcell bill. Paycell, which cooperates with banks for its users' cash needs, also offers the possibility of using bank loans from within the application. Paycell users can apply for loans offered by contracted banks from within the application, spend the loan with their Paycell card wherever they want or withdraw it in cash. Paycell enriches the application every day with new services and solutions to offer Paycell users all the financial products they need on a single platform and with the aim of providing a superior customer experience. In this regard, Paycell users can trade commodities such as gold, silver, platinum, etc. through the "Investment Transactions" menu in the application, and follow the current prices of these products instantly. Users can use the balance on their Paycell cards for commodity transactions, and even if there is no balance on their cards, they can also save by having it reflected on their Turkcell bills. In the last quarter of 2022, stock trading transactions were added to commodity trading transactions in the Investment Transactions menu. Paycell users can invest any amount, with a minimum of TRY 10 in Turkish Lira, in American stock exchanges from this menu, which has a simple and understandable interface. As with other credit and commodity transactions, this service is provided by the authorised business partner. In addition to credit intermediation and investment products, Paycell also offers its customers personal insurance packages through the Group company Wiyo.

Paycell	2022	2023
Paycell 3-month active users (million)	7.7	8.0
Total transaction volume (TRY billion)	37.1	65.6
Revenue (million TRY)	1,693	2,177
EBITDA (TRY million)	762	926
EBITDA margin (%)	45.0%	42.5%

Paycell increased its revenues by 28.6% this year, while the EBITDA margin was realized at 42.5%. The number of 3-month active users of Paycell reached 8.0 million.

While Financell continued to provide financial loan solutions for the technological product and service needs of individual and corporate customers, from 2023, it launched various financial loan solutions in areas such as SPP loan (solar energy system financing loan), furniture and white goods, and deepened in shopping loan and used car loan products. Since 2020, the Bank has continued to be active in corporate loans with the digital transformation loan. To date, nearly 100 digital transformation financing loans have been disbursed. Meanwhile, thanks to the credit risk infrastructure and digital transformation projects implemented in 2021, credit assessments were conducted more quickly and credit risk management continued to be effective. The cost of risk ratio hovered around 1%. With the projects completed in 2020, financing services were also provided to corporate customers and Superonline customers. Thus, financing solutions continued to be offered for all products and services sold by Turkcell. In addition, the transformation of our system infrastructure, one of the most important investments in our digital transformation, was completed in 2021. With the strengthened infrastructure, in 2022 we started to operate in non-Turkcell channels with new products such as digital holiday loans and vehicle loans.

In 2022, the scope of business offered through our existing insurance agency Turkcell Sigorta Aracılık Hizmetleri A.Ş. was expanded and Turkcell Dijital Sigorta A.Ş. was established. The licence application submitted on behalf of Turkcell Dijital Sigorta A.Ş. to the Insurance and Pension Regulation and Supervision Board (SEDDK) in October 2022 was approved and the insurance licences of Turkcell Dijital Sigorta A.Ş. were registered in February 2023.

Turkcell Dijital Sigorta A.Ş., Turkcell's new insurance company with the capacity to provide end-to-end services, which is positioned as a continuation of Turkcell's financial services strategy, started its operations in June 2023 following the registration of its licences with the SEDDK.

Turkcell Dijital Sigorta A.Ş., under the brand name Wiyo, started its operations with the vision of becoming the "insurer of mobile life", with an approach that aims to expand the relationship it has established with its customers through their mobile devices to all areas of life where mobility and technology are present, to be a companion that protects its customers' assets on this journey, and to create an easy, understandable, simple and customer-oriented experience where they can complete their insurance processes easily and with tailored proposals.

The first result of these efforts was the Kredim Güvende product, a credit protection insurance offered to customers together with Financell loans. Kredim Güvende (My Loan is Safe), the credit protection insurance product launched in June 2023, was followed by Cyber Security Insurance, which secures Turkcell Group companies, and in November we launched Wiyo Healthy Life and Wiyo Life at Home personal accident insurance packages.

Aiming to provide its customers with insurance products that meet the needs of mobile life, as well as value-added services and solutions that make their lives easier, Wiyo aims to accompany its customers in their daily lives and at every stage of their active lives, and to create solutions that meet their changing habits and expectations.

Financell	2022	2023
Number of customers brought to Turkcell through Financell (thousand)	123	138
Number of loans utilised annually (million)	1.9	1.7
Number of customers utilising annual loans (million people)	1.3	1.2
Total loan portfolio (TRY billion)	5.5	6.2
Revenue (million TRY)	1,848	2,361
EBITDA (TRY million)	1,011	808
EBITDA margin (%)	54.7%	34.2%



Trends

Leadership in Telecom

2023 was a year of major events that affected the whole world. The Russian-Ukrainian war that began in 2022 is still ongoing, while the Israeli-Palestinian conflict has intensified, especially since October 2023. In 2022, the problems in the supply chain decreased to a large extent, while inflation generally decreased after the central banks of most countries raised interest rates. In our country, after peaking in October 2022, inflation declined slightly in 2023 due to the CBRT's rate hikes and the base effect, closing the year at an average of 54%. The number of tourists, on the other hand, continued its upward trend after the pandemic in 2023.

As Turkcell, we maintained our strong operational structure by taking the necessary actions in an agile and fast manner in line with these developments. In our mobile business, we achieved strong growth thanks to subscriber acquisition, which is mainly due to our brand recognition, superior infrastructure, unrivalled customer experience and analytical capabilities, increased data usage, our strategy of switching to higher value packages, the impact of the increase in the postpaid customer base and price updates to reflect inflationary pressures. Increasing competition, which started in the second quarter of the year and continued throughout the rest of the year, continued to impact the mobile number portability (MNP) market. While the general price level in the market continued to rise, we observed aggressive campaigns by competitors. As Turkcell, although we responded to these campaigns from time to time, we maintained our subscriber acquisition without abandoning our pricing focus. In 2023, although the number of tourists increased compared to the previous year, the impact of service providers offering alternative data solutions curbed subscriber growth. On the fixed line side, we continued to drive growth with our continued focus on fibre, 12-month contract structure, focus on migration to higher speeds and increased IPTV customer numbers and prices.

While meeting the increasing demands of our customers with innovative offers and options such as Esneyen Paket (Flex Package) and Yapboz Paketi (Puzzle Package), we continued to offer the right solutions to our customers by utilising our analytical competencies. We broke new ground in the industry with Gold Membership, which we offer exclusively to prepaid customers. With smart offers and win-win fictions, we reinforced the usage habits of our customers who turn to our digital channels.

As a result of our strategy of always being there for our customers, our innovative and comprehensive tariffs and value-added services, our brand recognition, our superior infrastructure and our unrivalled customer experience, we achieved a total net subscriber[17] growth of 799 thousand, of which 493 thousand were mobile subscribers. Our mobile ARPU[18] grew by 18.4% year-on-year, driven by price increases, increased data usage, our strategy of switching to high benefit packages and the increase in postpaid customer base. Thus, we continued to achieve healthy growth in both customer acquisition and ARPU growth in a balanced manner.

Especially starting from 2021, we had accelerated our fiber infrastructure investments. In 2023, we expanded our infrastructure to 386 thousand new households and continued to contribute to our country's digital transformation. With the contribution of our expanding fibre infrastructure, we achieved 169 thousand net fibre subscriber additions in 2023. Due to the delayed price adjustments by the leading operator in the fixed market and the 24-month contract structure, there was a 0.7% growth in fixed residential fiber ARPU in 2023. Accordingly we converted the majority of our offers to 12-month contract packages in order to pass on price adjustments to our subscribers in a more timely manner.

[17] *Including mobile, fixed broadband, IPTV and wholesale (MVNO & FVNO) subscribers.*

[18] *Excluding M2M*

Big Data

In today's communications world, massive amounts of data are generated by social media networks, connected devices, customer behaviour, government service portals, call logs, billing information and similar sources. As a result, mobile operators are finding it increasingly difficult to cope with rapid fluctuations in data volumes. While Big Data challenges the telecommunications industry with its technical infrastructure requirements, it also offers the opportunity to turn this challenge into an opportunity with Big Data analytics techniques. This is an opportunity that needs to be embraced by the entire organisation, not just the technical staff. It is also important for all organisations to develop decision-making mechanisms through data-driven analysis. While this scope requires everyone without software experience to work with data, it pushes us towards a structure where everyone can perform data analysis and analytics with low-code platforms.

As Turkcell, we offer big data analytics services to our corporate customers, giving them the opportunity to differentiate their services in this context.

We analyse big data and make our investments taking into account the demands and needs of our customers. In an era of transparent competition, it is crucial to monitor and act on customer satisfaction immediately. In this context, we strive to ensure maximum satisfaction by closely monitoring our customers' experiences.

Digital Transformation and Inclusion

Mobile communication technologies are at the heart of the digital transformation process for both individuals and organisations, facilitating and accelerating access to information.

The number of people accessing the Internet through mobile applications has reached 4 billion, proving that the telecoms sector is one of the most effective channels for digital services to reach people. By facilitating people's access to information and its increasing importance globally, the telecoms sector stands out as one of the most important sectors for eliminating inequalities and ensuring equal access to information, services and financial services. In this context, the telecommunications sector can ensure social equality with digital solutions that cover many different social groups and accelerate global development with smart applications.

As Turkcell, we have been focusing on the equalising power of technology in all our activities since the day we were founded, implementing projects that aim to ensure that everyone has equal opportunities to access information. By utilising our high analytical capabilities, we develop high quality innovative products, services and projects and provide services in many areas from education to finance.

We are developing rapidly in the field of mobile payments with our Paycell application, which is positioned as a new generation super-app with more than 24 million downloads. Our digital services offer solutions to our customers' needs with products such as TV+, fizy, BiP, lifebox and Suit Conference. We support the digitalisation of businesses with our Digital Business Services. With our Superbox product, which provides fibre speed internet in areas where there is insufficient infrastructure for fibre, we can offer fast and reliable internet access to everyone without the need for a cable connection. Our Whiz Kids project connects gifted students with technology and science.

My Dream Companion

With My Dream Companion, we are committed to supporting equal access to information and independent participation in social life for the visually impaired.

The My Dream Companion service is a free service available to all subscribers of the operator via iOS and Android mobile applications and 8020 IVR line, where the visually impaired can benefit from navigation technology in indoor areas such as Turkcell stores, shopping malls and universities, and instant audio description technology for movies shown in cinemas and on digital platforms, in addition to accessing content such as current news, columns, audio books and education since 2012.

In the Disabled-Friendly Stores Project, which made 100 Turkcell stores in 78 provinces of Türkiye accessible, the Dream Companion indoor navigation technology enabled visually impaired people to easily find what they were looking for in the store.

Throughout 2023, we expanded the scope of our audio description technology, through which we provided audio description of 54 films to the visually impaired, and developed our live description technology to provide description of performances such as theatre and musicals. Thanks to these technologies, we supported equal access to the arts for the visually impaired by participating in FilmEkimi and the Films Without Barriers Festival, as well as live description of the Flawless World Musical performed at the Zorlu PSM Turkcell Platinium Stage.

Climate Change

In the World Economic Forum's (WEF) Global Risk Report 2023, 6 of the 10 risks that will have the most impact if they materialised in the next decade are related to environmental and climate change risks.

These are defined as failure of climate change, mitigation and adaption, extreme weather events, loss of biodiversity, human-caused environmental damage and natural resource crises.

In addition to a number of catastrophic events, changes in climate policy, technology, consumer preferences and financial market expectations have led to large fluctuations in commodity prices and increased costs in recent years. As a result, research and development spending on new and alternative technologies is increasing.

To effectively manage these risks, the business world and companies need to focus on implementing strategies that support the circular economy, renewable energy, and recycling to rapidly reduce emissions to zero. In line with the goals of the Paris Agreement, 73 countries, including EU countries, have committed to become carbon neutral by 2050, and the number of countries making commitments is increasing. The Republic of Türkiye also joined the list of committed countries by becoming a party to the Paris Agreement within the year 2021 and announced its target for 2053.

Climate change risks also directly affect Turkcell's business operations. As Turkcell, we are taking precautions against the risks of extreme weather events and natural disasters caused by climate change by conducting field risk analyses during the installation phase of base stations, and we are making plans to relocate data centres to cold climate locations by forecasting the increase in average air temperatures in the long term.

In our energy-related activities, we are focusing on environmentally friendly green energy sources within the framework of the Sustainable Development Goals, and we are making investments for this purpose. With the Turkcell Sustainability Strategy announced in 2020, we are working towards our goal of becoming a net-zero company by 2050 as a company that consumes 100% renewable energy and produces renewable energy. In this context, our acquisition of the Izmir Karadağ Wind Power Plant in 2021 and our investments in solar energy support our vision of becoming not only a company that consumes renewable energy, but also a company that produces renewable energy.

Turkcell has identified our climate change-related risks and opportunities by considering the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). This work enables us to evaluate our investments in a holistic manner by highlighting our development areas and opportunities on which we can focus.

🖳 The full report is available on our **corporate website**.



Regulatory Developments and Sector Regulations

As the electronic communications sector is an element of the constitutional right to freedom of communication and one of the most critical sectors in Türkiye, sector activities are closely monitored and supervised through regulations and legal arrangements.

In this critical sector, ensuring the formation of effective and competitive market conditions and helping to shape the digital experience environment desired by consumers requires the active participation of sector players, relevant NGOs and regulatory authorities.

It is crucial that sectoral regulations serve the objectives of unleashing the potential of electronic communication technologies, supporting the development of the digital economy, fostering fair competition, and creating a conducive investment environment in terms of developing innovative services that meet consumers' needs.

We centralise our comprehensive legal services that require national and international compliance and assess the compliance of all activities conducted within Turkcell. As Turkcell, we effectively manage disputes while providing preventive legal services; we build corporate strategies on solid legal foundations, making our operations and expansion in the global market more viable. By digitalising our processes, we add value to the leadership and reputation of Turkcell and our Group companies.

We consider public institutions and regulators as an essential part of our ecosystem, and by focusing on the continuity of the sustainable ecosystem and consumer welfare, we contribute as an active stakeholder at every stage of any legislative work that directly or indirectly affects our sector. We act with an awareness of the potential for regulatory developments to have a direct impact on our business model and strategies. We continue our activities in line with our objective to create value for our country and our industry by working with regulatory authorities and relevant stakeholders.

In addition, we also conduct studies on the legal aspects of emerging technologies such as artificial intelligence, blockchain, space technologies, cybersecurity and smart cities, both in our country and internationally, and create value for both our Company and our country in this area.



Sustainable Financing Activities

Sustainable financing differs from conventional finance in that the funds provided are used in accordance with various environmental, social or governance criteria. Today, the magnitude of the climate crisis has led investors to pay more attention to non-financial risk factors and to increase reporting on these factors. In response, companies have begun to align their business strategies, corporate finance and investment activities with the goals set out in the Sustainable Development Goals supported by the United Nations Global Compact.

With the growing risks associated with the climate crisis, it is inevitable that sustainable credit instruments will become more widespread and that banks will increasingly impose sanctions on the sustainability of the projects they finance. In the coming period, ESG investment is expected to continue to grow globally. Sustainable sources of finance are crucial in the context of the European Green Deal, which encourages these investments and the investment in long-term planning and financing of the projects to be implemented.

By focusing on sustainable funding options, we are increasing our funding diversity, supporting our sustainability activities and continuing to access finance under more favourable conditions. In this context, we aim to further increase our Sustainability Indexed Loan and Green Loan business in 2019 and 2020. In 2019, we increased the amount of the 3-year Sustainability Indexed Loan of EUR 50 million with a maturity of 3 years that Turkcell İletişim used from BNP Paribas to EUR 70 million and extended its maturity to December 2026. In 2023, within the scope of our Self-Consumption Project, we signed a new green loan agreement with Bank of China for EUR 30 million to finance renewable energy investments. In addition to bank loans, we continue to focus on the capital markets to access and diversify funding. In the new period, we continue to monitor the market to meet our increasing investments with green issues, especially in domestic markets.

We are also continuing our efforts as one of the founding members of the UNGC CFO Task Force, which aims to create a market for SDG investments.

The Progress in Techfin Applications

The expansion of digitalisation, the use of cryptocurrencies and blockchain, and the global increase in smartphone penetration provide a suitable environment for the development of financial technologies.

Smartphones, which have become the first choice for many people's access to internet, play a facilitative role for many technologies and services, including fintech. Techfin and mobile services have the potential to provide access to financial resources and services to people who have been excluded from the financial system.

As part of our technology focus in the Turkcell ecosystem, our financial technology activities, known as techfin, are carried out through our three subsidiaries, Paycell, Financell and Wiyo. With more than a quarter of a century of experience, superior digital services



and advanced analytical capabilities, we closely follow developments in techfin and develop market-leading products and solutions.

Paycell, Turkcell's new generation payment platform, is a platform full of opportunities for both consumer and corporate customers in the field of mobile payments. While services such as money transfer, shopping limit facilitation, bill payment, transport card payment, commodity trading and financial marketplace payments can be easily applied through the Paycell application, we provide a simplified payment experience with applications including solutions such as Paycell Android POS, QR, Virtual POS and Link Payment. In 2023, we achieved significant volume growth in our Virtual POS and Android POS solutions, as well as our link payment solution. In addition, we were the first in the event sector to launch the Event POS solution, which allows product-oriented sales without entering the amount, as a new generation field sales product.

Financell, our financing service that provides consumer and corporate customers with access to financing solutions in areas such as solar energy system financing loans, used vehicles, furniture and white goods, and technology products, has disbursed approximately 17 million loans totalling TRY 40 billion since its establishment.

In insurance sector, another highly interesting business line in the fintech ecosystem, we expanded our ongoing agency operations and began offering services through Turkcell Dijital Sigorta A.Ş., which became operational under the Wiyo brand as of 2023.

As part of Turkcell's digital financial services strategy, we launched Turkcell Dijital Sigorta A.Ş., brand name Wiyo, as a non-life insurance company with the aim of extending the digital-based shopping and payment experience, the foundations of which we have laid with our agency Turkcell Sigorta Aracılık Hizmetleri A.Ş., to the areas of pricing, product design, claims and customer service. By merging technology and insurance, Wiyo provides innovative solutions in the insurance sector and offers comprehensive insurance solutions that adapt to the changing lifestyles of customers.

Financell 17 million loans totalling TRY

40 billion

since its establishment.

Cyber Security

In line with the increase in data generated in the digital age and the growing demand for data centres, as Türkiye's largest data centre operator, we are working with the vision of keeping Türkiye's data in Türkiye to ensure data security and the confidentiality of personal, critical and sensitive data. The national studies and regulatory elements that have been carried out to make our country a centre for hosting and transferring data are undoubtedly contributing to the development of our cybersecurity capabilities by increasing the demand and investment for data centres and cloud services in our country.

The rapid spread of digital transformation in the business world and the increasing use of technology by individuals and institutions brings with its cyber security risks for organisations, as well as benefits. The increase in cyber security threats is a reminder of the importance of information security for companies and organisations.

We identify emerging threats in the cyber environment, develop measures to reduce or eliminate the impact of potential attacks and incidents, and collaborate nationally and internationally to share them with relevant stakeholders. We build secure system infrastructures by developing our processes with new experiences, raising information security awareness, training competent human resources, creating layered security controls and using next-generation technologies. Through our Turkcell Security Operations Centre, we monitor current threats and cyber-attacks 24/7 and take necessary actions by implementing end-to-end security controls and testing. We offer our cyber and information security expertise, which is integrated with our digital operator expertise, as a service to our corporate and individual customers. In this context, we continue to meet the needs of all companies, institutions, organisations and individuals in many areas, such as ensuring cyber security, protecting data and building an integrated infrastructure.

Artificial Intelligence

Artificial intelligence technology, which is high on the agenda of decision-making mechanisms of institutions and organisations, is reshaping business strategies as it has become a term for applications and software that perform complex tasks. Many companies are making significant investments in data science teams to take advantage of the opportunities and value offered by artificial intelligence. Institutions incorporating machine learning and cognitive interactions into traditional business processes and application software can significantly improve user experience and productivity, proving the value of artificial intelligence.

As Turkcell, we work in accordance with our company's policies and procedures, which are prepared in accordance with international standards, internal controls and audits, and the laws we are responsible for, based on the principles of artificial intelligence that we announced in January 2020, which consist of "human and environmental orientation, transparency, professional responsibility, data privacy, security, fairness, and sharing and cooperation for a better future". We are prioritising compliance with these seven principles in our work on artificial intelligence, which is expected to be at the heart of technological developments. With this pioneering step, we as an organisation have joined the ranks of global players seeking solutions to the ethical issues that will arise from artificial intelligence. We have led a turning point in our country in artificial intelligence, which will be one of the concepts that will affect the global leadership claims of countries. Our AI principles ensure that AI is for and about people, and that technology is used responsibly, without harming human value.

With our artificial intelligence technology, we make sense of the big data obtained from our operations and offer propositions with our analytical capabilities. We use machine learning techniques to traffic density, capacity management and anomaly detection in our network, contributing to infrastructure efficiency. Through our Digital Business Services company, we offer artificial intelligence solutions to institutions and organisations.

As AI activities are directly linked to the technology function, we operate in a rapidly changing technology ecosystem, and regulatory developments around AI are rapidly evolving in every sector from health to security, finance to education, our strategic goals are frequently revised in line with senior management knowledge and business plans. Our legal and regulatory team has been collaborating with global organizations for a long time to address concerns related to AI and to enhance its positive impacts. As Turkcell, we play an active role in international platforms discussing the responsible and ethical use and future of artificial intelligence. Contributions we have made include:

- ▶ Studies on children's rights and artificial intelligence,
- ▶ Studies on the responsible use of facial recognition systems,
- ▶ Standardisation studies carried out within the IEEE to address ethical issues and concerns that may be raised by artificial intelligence,
- ▶ Activities under the Planet Positive 2030 initiative within IEEE,

- ▶ Studies on the responsible and ethical use of artificial intelligence technology in smart, sustainable cities, and studies on artificial intelligence and health conducted at the ITU.

Acting meticulously within the framework of the Personal Data Protection Law, Turkcell continues to work without deviating from the principles it has announced by using artificial intelligence for the realisation and development of human potential.

Fiber Infrastructure

The increasing popularity of remote education and work applications, along with the resulting changes in user behavior and factors like the rise in the number of devices connected to the internet at home simultaneously, has significantly increased the demand for strong internet services. The low level of access to fiber to the home or building, which is the main solution that can fully meet these needs, cannot meet the current needs of users in our country and hinders the digital transformation process of our country. The increasing demand of users for internet and the fact that our country's infrastructure cannot fully meet this demand at the moment increases the importance of investments to be made in this area.

As Turkcell, we have made 386 thousand homepasses accessible to Turkcell fiber quality in 2023. With the contribution of these investments, we achieved 169 thousand net fiber subscriber additions in 2023. We aim to continue to focus on our fiber infrastructure investments in the coming periods, taking into account the favourable market conditions. In addition, we believe that our investments in this area will make a significant contribution to the transition to 5G.



Human Capital



Decent Workplace

Our employees are at the heart of the success we have achieved in Turkcell's activities with a focus on creating value.

We consider our employees as brand ambassadors of our company, an integral part of our people-centric approach to employee experience. From recruitment onwards, we prioritise providing them with an exemplary work environment where they feel valued, satisfied and secure. We ensure equal access to development opportunities, enabling them to realise their full potential.

We implement our human resources processes, which we have implemented in line with our human resources policies and strategies, in accordance with the legal requirements. We communicate all operational changes that may arise in these processes and practices and that could significantly impact our employees within the legal notice period through our internal communication channels.

In accordance with Turkcell Human Rights Policy Turkcell oppose discrimination based on gender, age, belief, ethnicity, nationality, marital status, health status, and physical ability in all of our business activities. We continuously improve ourselves by implementing our human resources practices based on inclusion and diversity, and extending equal opportunities to all individuals in a manner that respects human rights. We adapt to the requirements of the rapidly evolving digital age with an agile manner in order to better respond to customer needs, and we improve our skills with rich training programs

We design all our people processes to touch the employee experience at every stage, from recruitment to exit and beyond, end-to-end. We design and manage our compensation and benefits policies, as well as the integrated execution of performance and career management, leveraging our data-driven approach and the power of digital. In this way, we lead the business world with our analytical solutions, which we place at the heart of all our processes.

By listening to our employees, we ensure that the employee experience is best managed in line with expectations, needs and international developments. We work collaboratively to plan our people, define roles and responsibilities, and identify business risks and goals.

Outputs

24.2%
Female Manager Ratio

35.2%
Female Employee Ratio

1.43
Accident Frequency Rate

99%
Rate of return to work of female employees whose maternity leave has ended

Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2022 Performance	2023 Performance	Target Towards Current Status
Increasing the ratio of female employees	–	–	40% (until 2030)	34.6%	35.2%	⌃
Increasing the number of female members in the Board of Directors (including independent members)	–	–	2	1	2	⌃
Increasing the ratio of female managers	–	–	28% (until 2030)	24.9%	24.2%	⌄
Increasing the rate of return to work of female employees whose maternity leave has ended	98%	98%	98%	98%	99%	⌃
Increasing the retention rate of female employees after the end of maternity leave	88%	90%	90%	86%	94%	⌃

⌃ Positive development   ⌄ Negative direction   » Contunuies



Diversity, Inclusion, and Equal Opportunity

In order to provide a suitable environment for our employees to fulfil their demands and needs, we implement our human resources practices that provide equal opportunities to all individuals, advocate inclusion and diversity with the vision of a people-oriented company and the belief that ensuring that we operate in accordance with human rights is one of our most fundamental duties, and we improve in this area every day.

With the Human Rights Policy we have published as Turkcell, we carry out activities to prevent discrimination, inequality, human rights violations, forced labour and child labour in our business processes and we continue our efforts to ensure that these values are adopted throughout our ecosystem within the supply chain. In addition, in line with the UN Women's Empowerment Principles - WEPs, to which we are a signatory, we implement practices that support gender equality in business and Turkcell's goal to become the company that women most want to work for thanks to its gender equality approach.

We are committed to adopting an attitude based on fundamental rights and freedoms in our relations with our employees, customers, business partners and all our stakeholders, to complying with the principles set out in our policy to ensure compliance with national labour legislation and international regulations to which we are subject, and to fulfilling our obligations to ensure our organisation's full commitment to these principles.

Our human resources practices protect the mutual rights of employees and employers. We apply ILO (International Labour Organisation) standards on the prohibition of child labour and forced labour throughout our value chain, including our suppliers.

As an equal opportunities of employer, we offer fair and equitable consideration for employment to all qualified applicants regardless of disability, race, colour, religion, gender, national or ethnic origin, age, physical appearance or condition, marital or military status.

We also design our recruitment processes to ensure that our disabled candidates experience a disabled-friendly and accessible process throughout. We do not ask for information about disability status during the application process and apply the same equal opportunities approach to our assessments. We conduct our interviews and procurement digitally, and we make our physical working environment accessible. As of 2023,

we have 136 disabled employees in our company.

All employees of Turkcell and Turkcell Group Companies, especially the senior management and the management level, are responsible for achieving the gender equality and gender balance targets. As Turkcell, we aim to increase the proportion of female employees to at least 40% by 2030. In this context, we monitor the ratio of female employees and female managers on a monthly basis. We monitor the targets for the ratio of female employees and female managers within the scope of gender equality in the performance cards of the employees responsible for the process, starting from the senior management level. We work to increase the number of female managers and employees in line with the inclusive Pozitiflz strategy. We evaluate the results achieved in terms of financial, operational, legal compliance and environmental aspects and review them as part of our internal audit activities.

We believe that gender discrimination in professions and fields of expertise should be left behind, and with our identity as a leading digital operator company, we continue our activities to ensure equal participation of women, especially in STEM (Science, Technology, Engineering, Mathematics) fields.

To empower women in business and support initiatives led by them, we are implementing many practices and taking important steps to increase the employment of "female engineers" in Türkiye. By 2023, 31% of positions will be held by female engineering graduates, while 35% of IT positions will be held by female employees. We are also providing new job opportunities for female engineers who are starting their careers or female professionals who have taken a break from the business world for various reasons.

As part of Turkcell's remuneration policy, we apply the principle of **"equal pay for equal work"** and do not discriminate between our male and female employees in terms of base salary. We apply our remuneration policy in an impartial manner to all our operations within the framework of relevant standards to ensure that our female and male employees in the same role and at the same job level are not subjected to wage discrimination.

The fact that there are no cases filed against Turkcell İletişim Hizmetleri A.Ş. by our employees or third parties on the grounds of discrimination based on language, religion, race, creed, sect, ethnic origin, political or ideological opinion, marital status, age, gender difference is an important indicator of our approach to this issue.



Employee Demographics in 2023

Employee Breakdown by Gender



● Male Employees	**3,484 – 64.8%**
● Female Employees	**1,895 – 35.2%**

Employee Breakdown by Education Level



● Doctorate	**0.5%**
● Graduate Degree	**29.2%**
● Undergraduate Degree	**66.8%**
● Associate Degree	**1.8%**
● High School	**1.8%**

Employee Age Group Distribution



● 30 years and under	**18%**
● Between 30-50 years	**78%**
● 50 years and over	**4%**

Age Group Distribution of Managers



● 30 years and under	**0.2%**
● Between 30-50 years	**91.7%**
● 50 years and over	**8.1%**

Demographic information presented in Our Human Assets section includes data from the following companies; Turkcell İletişim Hizmetleri A.Ş., Kule Hizmet ve İşletmecilik A.Ş., Superonline İletişim Hizmetleri A.Ş., Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş., Turkcell Finansman A.Ş., Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş., Turkcell Satış ve Dijital İş Servisleri A.Ş., Turkcell Dijital Sigorta A.Ş., Turkcell Sigorta Aracılık Hizmetleri A.Ş, Turkcell Teknoloji Araştırma ve Geliştirme A.Ş., Lifecell Dijital Servisler ve Çözümler A.Ş., Lifecell TV Yayın ve İçerik Hizmetleri A.Ş., Lifecell Müzik Yayın ve İletim A.Ş., Lifecell Bulut Çözümleri A.Ş., BiP İletişim Teknolojileri ve Dijital Servisler A.Ş., Boyut Grup Enerji A.Ş., Turkcell Gayrimenkul Hizmetleri A.Ş. and Turkcell Satış ve Dağıtım A.Ş. Employee demographics do not change significantly during the year.

Employer Branding and Talent Acquisition

With T.Life, our young, dynamic, and inclusive employer brand strategy that does not discriminate between Turkcell's generations, we aim to create a world that "you want to be in" and "you are happy to belong to". We carry out our employer brand activities so that Generation T, which we have created in line with Turkcell's dynamism and the dynamism of the new generation that will have a greater impact on the business world and which we define as "technology savvy", "taking matters into their own hands" and "global citizens", can realise their potential.

We organise events at Turkcell on Campus, where we host university students at Turkcell offices, and Turkcell on Campus, where we bring Turkcell members together with university students. In 2023, we organised events with 24 different universities and 75 student clubs in Ilstanbul, Ankara and Ilzmir, where we touched more than 20,000 students.

Making a Difference in Employment

As Türkiye's leading digital operator, we contribute to employment with programmes that we have customised to reach Generation T, from information technologies to finance, from marketing and sales to human resources.

With the aim of recruiting talented young people, we offer opportunities to both university students and graduates through various internship and graduate programmes every year.

As part of the 2023 Stajcell Programme, which offers university students the opportunity to get to know Turkcell's technological world, a total of 223 interns from various universities and departments in Türkiye gained experience in professional business life at Turkcell.

After the successful completion of this programme, 39 high potential interns were hired in the Turkcell Plus Programme.

Since 2016, we have been successfully running our The Young Talent (GNÇYTNK) Program for recruiting new graduates. With this program, we aim to recruit talents who achieve results every year without giving up, pursue their dreams, have a high technological aptitude and adapt quickly to new conditions.

In 2023, we received more than 40,000 applications for the Young Talent Programme and recruited 82 talents who successfully completed the process. 38% of the talents who joined us are female candidates and 62% are engineering graduates.

We recruit graduates and young talents as well as experienced professionals. With the perspective of competent employees recommending competent candidates, Turkcell employees can recommend external candidates for open positions through the "Tell Your Candidate, Create Benefit" program. If the candidates recommended by our employees successfully complete all processes and join Turkcell, we offer a thank you gift to our employees who recommended the candidate through Paycell. Within the scope of this program, 33 candidates were hired.

New Hires	2022	2023
Full Time	706	592
Part Time	0	0

New Hires	2022	2023
Female	277	224
Male	429	368

In 2023, the Young Talent Programme received more than

40,000
applications

82
number of talents joining our team

38% female

62%
graduated from engineering department



Employee Experience and Talent Management

Life at Turkcell

We want to enhance our employees' experience at Turkcell and create a world they want to be a part of. To this end, we offer internal communication activities that support corporate culture and loyalty, rewards and benefits that prioritise employee well-being, career and skills development opportunities, and a safe working environment.

Since 2016, as a pioneering company that has experienced flexible working, we have been working under the motto "If you are there, Turkcell is everywhere" by eliminating borders with our flexible working model, which we have expanded in 2021.

By defining the principles of our innovative working model in the Flexible Working Manifesto, we ensure that we can work from anywhere and be accessible in any situation. When our employees want to use company locations, we use the T.Life Digital Office application to maintain work-life balance and support and improve our work environment with "Flexible Working Support". Turkcell employees whose work requirements lend themselves to location-independent working can work remotely or flex their working hours from Turkcell offices in different cities in Türkiye.

With the flexible working model, we increase our motivation and synergy and implement activities that contribute to our work culture. We aim to achieve strong business results, both operationally and financially, with physically and mentally healthy, highly productive employees who are committed to the company's values and culture.

To increase the interaction of the T. Generation, we have carried out many activities with the T. club, T. studio, T. labs and T. stage concepts. With our T.club concept, we brought together art lovers, adventurers, travellers and gourmets among our employees in activities such as open-air cinema, weekend camping and cultural tours. With our T.club volunteer formation, we covered all our employees at Turkcell locations. Our T.stage concept brought together music-loving Turkcell employees for acoustic concerts. With the T.Life mobile application, which brings Human Resources applications to the pockets of Turkcell employees, we made personal development and healthy living videos available to employees with the T.labs concept. We brought Generation T together with many famous names through live broadcasts and podcasts on T.studio.

We also held many special events and instant surprises in our offices under the Happiness Day brand. We brought Generation T together at Function Breakfasts based on Deputy Director Generals. We organised many special in-house events to increase employee motivation, from Winter Festival to Yeşilçam Night, from Taste Carnival to Baht-ı Büs.

With healthy living activities titled "Take Care of Yourself", we organised many activities for the mental, physical and spiritual health of Turkcell employees, from walking and jogging in the forest to cycling tours, from outdoor yoga to brisk exercise. We created Türkiye's largest corporate sports club with 13 branches and 17 teams within Turkcell. We organised summer and winter sports schools for our employees' children to have a healthy and fun time.

In 2023, 148 events were organised and more than 68 thousand Turkcell employees participated in these events. In addition, the Avantajlar Dünyası campaigns published in the T.Life application offered more than 25 thousand benefits to Turkcell employees and their families by providing discount codes, and the Step into the Future social responsibility project transformed the digital steps of employees into Turkcell forests and sports fields in village schools.

Employee Loyalty and Happiness

At Turkcell, we design our applications with a human-centered approach. By maintaining a constant dialogue with our effective and competent human resources, we measure the effectiveness of our processes through the feedback we receive from our employees. To continuouslyimprove the employee experience, identify our strengths and areas for development, and take the necessary action, we conduct employee opinion surveys. We analyse the results of the surveys and individual interviews and initiate processes to take action.

We conduct regular employee loyalty surveys with independent consultancies to measure the overall loyalty and satisfaction of our employees, and use the feedback from the survey to develop action plans. This allows us the opportunity to continually review the effectiveness of our practices.

2023 Employee Turnover Rate	9.5%
Female turnover rate	9.2%
Male turnover rate	9.6%

Career and Skill Development Practices

We support our employees through programmes such as career management, succession management, and rotation, and we shed light on their career paths. In this way, we focus on both the needs of the organisation and individual success. To achieve the best business results, we conduct effective performance management and support our employees with rewards, salaries and benefits.

Within the scope of Turkcell's career management, we determine the technical knowledge and critical experience of employees in relation to their roles and responsibilities on a pathway basis for each job within the framework of our KariyerimFlex career architecture. We provide our employees with career and skill development applications where they can develop the technical knowledge and critical experience they need. Turkcell employees who feel ready to move to the next level in their career path proactively apply to the Career Progression Process promotion system and start their career progression on their own initiative. In the evaluation committees, which are composed of various functional managers to ensure a fair and transparent evaluation process, Turkcell employees explain themselves, their work results and their contributions to the company with the perspective that "your job and career are in your hands". In this way, they have the opportunity to receive concrete and transparent feedback from both their own managers and managers from different functions.We offer Turkcell employees the opportunity to gain new experiences and develop their competencies in line with their career and personal development needs through our Apprenticeship Program, which aims to create different opportunities by supporting 360-degree thinking and facilitating increased internal communication. Thanks to the Apprenticeship Program, Turkcell employees have the chance to gain experience in the departments of their choice.



With the FLEXSourcing programme, Turkcell employees can voluntarily spend a part of their working time on innovative projects that require a variety of different perspectives, expertise and skills. They apply for projects that are opened up throughout the year, which both increase synergy within the company and develop new skills. Through our FLEXSourcing application, more than 300 Turkcell employees who want to add value to Turkcell in 2023 applied for a total of 31 projects.

We diversify our employees' talents through internal transfers, enabling them to develop new skills, increase their motivation, and enhance their job satisfaction. Our internal transfer process, which allows employees to acquire different technical knowledge and skills, enabled more than 100 of our employees to move to different departments and functions in 2023.

Through succession management, we back up employees in management positions (C-level, GM, Director, Manager) and critical expert positions with internal and/or external resources to ensure business continuity and sustainable performance of our business. In disaster and crisis situations, we identify critical roles and positions as part of the Geographical Redundancy Process to protect the business continuity and sustainable performance of our business against unexpected loss of managers and employees.We back up employees in these positions with internal and/or external resources, and develop our employees in line with this process.

Performance Management and Feedback System

Flex Performance Management

We provide effective, fair and flexible performance management for our employees to achieve the best business results. We use a performance system that enables all Turkcell employees to monitor and update their goals throughout the year, aims to continuously improve their work performance and personal development through regular and immediate feedback, and supports them through recognition practices.

As part of the goal-setting process at Turkcell, we expect each employee to set specific, measurable and realistic goals with their manager in line with the company's goals, and to update these goals throughout the year in line with their changing priorities. Through the mid-year review meetings that are part of the process, we enable Turkcell managers and their teams to benefit from the power of communication by coming together to clarify goals and action plans, evaluate the facilitating effects of achieving the result, and continuously improve employee performance through regular and frequent feedback. At the end of the year, we complete the process by giving each employee an objective-based appraisal, with a fair approach to rewarding success.

Behavioural and Skills Assessment: ReFlex360

We conduct a competency assessment process to evaluate the competencies expected of Turkcell employees in an impartial and multi-stakeholder manner and to raise awareness by identifying strengths and areas for improvement. Our ReFlex360 process, through which each competency is assessed on an employee basis by managers and peers, provides Turkcell employees with comprehensive and objective feedback for their personal development throughout their careers, while also contributing to corporate harmony, courtesy and effective functioning among employees.

Continuous Feedback Mechanism: ReFlex

We believe in the power of constructive feedback to boost motivation in our business processes. With ReFlex, our mobile mechanism for providing instant feedback, we give our employees the opportunity to appreciate each other and make constructive suggestions so that we can develop and improve together.

Remuneration, Reward and Fringe Benefits

We administer our remuneration policy at all job levels in the most reliable way, based on knowledge, skills and critical experience, and transparently to all our stakeholders. We update and define our compensation policies based on the roles in which business units are experiencing talent loss or are seeking to attract talent, peer companies and the wage market. We also update the salary scales by taking into account the needs, recruitment and talent loss data as well as labour market research conducted by independent consultancies.

Within the framework of Turkcell's remuneration policy, we apply the principle of "equal pay for equal work" and do not discriminate between the base salaries of our female and male employees, and we apply our remuneration policy impartially within the framework of our standards without differentiating between the salaries of our female and male employees in the same role and at the same job level.

In determining Turkcell's remuneration policy, we pay attention to creating competitive and motivating conditions that ensure the retention of our managers and employees, as well as the talents that take on critical roles within the company. We reward performance with performance-based compensation practices.

We provide all our employees with a basic benefits package based on the nature of their job, and allow them to choose some of these benefits flexibly through the Flex Menu, in line with their annual budgets. In this way, our employees have the opportunity to choose health and life insurance, meals and gift vouchers according to their lifestyle and different needs.

In our benefits practices, we provide inclusive opportunities not only for our employees but also for their families, and we focus on maintaining employee satisfaction. In this context, we offer health insurance packages that allow employees to include their spouses and children in addition to themselves. We offer all our employees "life insurance with death and critical illness cover" and support them with disability insurance in the event of accident or illness. In the event of an employee's death, we provide educational support for primary, secondary, high school and university age children related to the employee.

With our Turkcell Private Pension Plan, we contribute to the savings and investments of our employees so that they can maintain their standard of living after retirement. We extend the legal paternity leave from 5 days to 10 days so that our employees who become fathers can spend more time with their children in their first moments and support childcare. We are also committed to making life easier for our female employees returning to work after giving birth. For example, we have carefully designed lactation rooms in our workplaces and provide items such as tools, fridges, rocking chairs and hygiene kits that may be needed. To support our working mothers, we offer childcare assistance to our employees with pre-school children. We enable our parents with children in primary school to share their excitement by being with them on the first days of school and on report card days. We also offer birthday leave and paternity leave to ensure the wellbeing of our employees and support their work-life balance. For employees with seven or more years of service, we offer a renewal leave of up to three months once every seven years at the employee's request.

We provide interest-free loans to employees for financial needs such as health, marriage and home purchase.

We support our employees' internet access with Turkcell Superonline campaigns. We offer our employees the opportunity to use Turkcell digital service memberships (Fizy, TV+, Lifebox, etc.) free of charge and enable them to benefit from Turkcell Platinum benefits.

We provide our employees with a company computer, a company phone and a GSM line. We also renew their computers and phones after a certain period of use. Taking into consideration the relatives of our employees, we offer a certain number of our employees' relatives the opportunity to benefit from Turkcell's mobile services with appropriate packages and tariffs through the Employee Relatives Campaign.

We use an application that enables us to strengthen the appreciation mechanism, increase motivation and spread exemplary work. With this application, our managers at the director level send a message to our employees who perform an innovative, exemplary project or value-added work, stating that they have done a super job, thus supporting motivation by ensuring that the employee is appreciated by all his/her colleagues. In addition, every year we financially reward our employees who make a difference, as identified by our Assistant General Managers, and present them with certificates at a ceremony organised within the function as part of the CXO Awards. In addition, as part of the Turkcell family, we financially reward our employees who have completed 5 years of service and multiples of 5 years of service and present them with a seniority plaque.

We respect the "Rights and Freedoms of Assembly" and "Rights to Establish Trade Unions and to Engage in Trade Union Activities" of our employees as stipulated in the Constitution of the Republic of Türkiye. In this regard, there has been no written application made to Turkcell by any authorised labor union in 2023.



Training and Development Our Approach

As Turkcell Academy, we stand by our employees in their development journey. With the aim of creating a sustainable learning culture for a better future, we aim to provide innovative solutions that create value for the Turkcell ecosystem, society and the sector to develop a skilled workforce by ensuring the development of individuals whose lives we touch with a focus on people and the future. We support our ecosystem of more than 70,000 people with distinctive training and development solutions.

Our Turkcell Ecosystem Leadership approach consists of 8 core competencies that bring our employess and ecosystem together with a focus on people (Aware, Flexible, Reliable, Trustworthy, Sharing) and the future (Visionary, Innovative, Sustainability Conscious, Inclusive of Diversity). With these competencies, we aim to demonstrate common behaviours and spread our corporate culture. Our training and development focus is based on our Turkcell Ecosystem Leadership approach and we aim to create global employees and leaders who make a difference in Turkcell's vision of "superior digital services for a better future".

In 2023, in addition to designing development programmes, leadership programmes and development journeys specifically for Turkcell's young talents, we implemented employment programmes that benefit society, training and development journeys for university students and in the field.

Turkcell Academy Trainings



- 2020: 3.3 / 1.4
- 2021: 3.3 / 1.8
- 2022: 2.8 / 1.5
- 2023: 2.0 / 1.2

- ● Turkcell Academy Total Training Hours (million people*hours)
- ▬ Turkcell Academy Total Number of Training Participants (million people)

Turkcell Academy Trainings



- 2020: 33.1
- 2021: 40.8
- 2022: 36.6
- 2023: 32.0

- ● Training Hours per Employee (hours/person)

Turkcell Academy Participants by Gender (%)



2022   2023

2022	
● Male	51%
● Female	49%

2023	
● Male	49%
● Female	51%

Turkcell Academy Participants by Age Groups (%)



2022   2023

2022	
● Between 30-50 years	36%
● 30 years and under	63%
● 50 years and over	1%

2023	
● Between 30-50 years	42%
● 30 years and under	57%
● 50 years and over	1%

Orientation Programmes

Turkcell Group Orientation Programme

Focus on our flexible working model and learning styles , we have designed an induction programme where we accompany and experience together our employees' journey of adapting to their roles and the company, starting from their first day of work.

Our programme, which utilizes both synchronous and asynchronous training methods, not only provides guidance to new employees through experience and learning-from-each-other sessions but also facilitates interaction among employees.

As part of our orientation programme, we organise experiential learning sessions for our employees some time after they start work. Through these sessions, we give them the opportunity to experience Turkcell's customer experience by visiting a call centre and our technology infrastructure by visiting a data centre. We organise breakfast meetings where they can hear the company's vision and strategy from Turkcell's senior management.

Young Talent (GNÇYTNK) Orientation Programme

We introduce our candidates who apply for the GNÇYTNK programme to certified training and development programmes with Turkcell Academy. We welcome GNÇYTNKs who are successful in the recruitment evaluation process with a dynamic orientation programme to ensure their rapid adaptation to Turkcell's corporate culture and technology. We bring them together with senior management by creating an environment where they can discover what it means to be a Turkcell employee. We structure the first 90 days of their working life so that they learn about training workshops where they can learn about Turkcell's digital services and products, sustainability strategies, company culture and values.

As part of the programme, we also work with Turkcell's Technology teams and various global business partners to enhance their technology visions.We provide trainings focused on artificial intelligence, cybersecurity, data centres, data analytics, and blockchain.

Legal Mandatory Trainings

We aim to keep the knowledge and awareness level of Turkcell Group employees high through regular training within the framework of the laws and regulations to which Turkcell is subject. The trainings that Turkcell employees receive in this context are planned in two separate categories: legally mandatory trainings and basic awareness trainings.

At Turkcell, we provide "Basic Occupational Health and Safety Training" and "Information Security Training" within the scope of legally required training, and "Business Continuity Training", "Sustainability", "Bribery and Corruption", "Economic and Commercial Sanctions", "Turkcell Common Values and Code of Business Ethics" and "Personal Data Protection Law" training within the scope of awareness and awareness-raising with the participation of all our employees.

Basic Occupational Health and Safety Training is a mandatory training that all Turkcell employees must complete in accordance with the Occupational Health and Safety Law No. 6331. All employees receive OHS training every two years. The basic OHS training is reviewed and updated on a regular basis. In 2023, our employees increased their OHS awareness by participating in more than 30,000 hours of training. In addition, Turkcell makes donations to Tohum Autism, TEV and OGEM Foundation for every employee who completes the basic OHS training. While our employees receive basic OHS training, they also add value to society and the environment.



Information Security Training is another training received in the same framework. Information security training is given to all employees every two years.

The basic awareness training varies according to the needs, but basically consists of the following trainings:

- TODIEK (Turkcell Common Values and Code of Business Ethics) training
- Anti-bribery and corruption training
- Economic and Trade Sanctions Training
- KVKK (Personal Data Protection Law) training
- Sustainability Training
- Business Continuity Training
- Enterprise Risk Management Training

The duration, content and method of the relevant training will be planned and delivered in the most appropriate manner.



KÜP - Turkcell Academy Digital Library

Through the Turkcell Academy Digital Library (KÜP) programme, which is designed in accordance with the learning organisation and self-learning approaches, we make over 1,500 content available to all Turkcell employees. We offer Turkcell employees the opportunity to design their learning journey with e-learning, reading, video, podcast and interactive video options that they can access from KÜP according to their preferred learning method.

Turkcell Function Trainings

Turkcell offers Functional Development Programs that are synchronized with Turkcell's main strategy and initiatives and support end-to-end development throughout the year. These programmes, we aim to prepare Turkcell employees for the Turkcell and technologies of the future, while providing them with perspectives that add value to their current jobs, support collaboration and achieve success together for common goals together.

Different learning methods and tools such as online, live virtual classroom, face-to-face and laboratory environments are used in the development programmes, which are conducted using the experiential learning method together with business partners in the ecosystem, Turkcell Academy trainers and development partners with experts in their fields. These programmes are designed with a flexible model that can be differentiated according to the changing needs and priorities of the relevant functions throughout the year and can be redesigned with immediate needs.

In 2023, all employees will be supported in their development journey from aspiration to practice through flexible and personalised programmes. In this context, the focus in 2023 was on 'experiential training and development programmes' and 'systemic personalised development solutions'. By diversifying personalised and flexible development solutions into functional development programmes, development journeys were successfully implemented in which the targeted development is monitored throughout the year with a senior manager.

KEY - Personal Education Journey

We support the development of social skills and competencies of all Turkcell employees through the Personal Education Journey (PEY) programme with a focus on experiential learning. By allowing participants to choose the training they need, we give them the opportunity to develop their competencies that will contribute to their business and personal lives. In 2023, the Personal Education Journey was completed with the participation of 1,200 people on 15 topic areasidentified in parallel with the competencies of the future and Turkcell's strategies.

Leadership Development Programmes

We design Leadership Development Programmes with a focus on people and the future, taking into account the specific needs and sphere of influence of leaders at all levels. With these programmes, we support our leaders in every area they need to make decisions that will take Turkcell into the future, identify new opportunities, create the right strategies with a holistic perspective, communicate them in a way that establishes the strategy and business context, inspire employees at all levels to find meaning and excitement, lead change, keep team spirit and we-consciousness alive.

We continuously update the Leadership Development Programmes by creating innovative development solutions with a holistic and flexible approach, taking into account individual needs at six different levels. As every year, the leadership programmes have been designed in parallel with the 2023 strategies and development needs. On the way to the 2023 corporate strategies, the main focus was identified as "Creating Value Together", and the development programmes for our leaders were built around the goal of creating shared value. At the same time, leadership programmes were designed to manage uncertainty, push boundaries in an environment of uncertainty, and aim for personalised and experiential learning to serve strategic holism. In 2023, 692 leaders were trained in this context.

University Collaborations

By signing major value-added projects for Türkiye, we are working with universities to train skilled workers for the sector. We bring our students, who will shape the technologies of the future, together with Turkcell's experts in the fields of communication networks, information networks, techfin and ERP systems. Through these collaborations, we have the opportunity to share our

experience and vision in current technology and business areas with university students. Through these events, where our employees with experience and knowledge in their fields come together with students who want to shape their careers, we contribute to the brand value of our company and at the same time help our university students in their career choices.

In order to support Turkcell employees in their career and academic development, we have partnered with 9 different universities to offer master's and doctoral programmes. A total of 147 employees participated in 9 different master's and 2 doctoral programmes in the fields of Business Administration, Management Information Systems, Capital Markets and Finance, Marketing and Brand Management, International Computer Information Technologies and Internet Security, Business Management, Engineering Management, Management Economics and Management and Organisation Management. The aim of these programmes is to contribute to the development of our company and our country by enriching the academic theoretical knowledge of the universities with current practical knowledge from the world of technology.

RPA (Robotic Process Automation) Marathon

We are involving our colleagues in a long-term training programme as part of the RPA Marathon, which was implemented in line with our digitalisation strategy and aims to save time and increase efficiency in business processes by automating routine operational processes across Turkcell. In this context, we conducted 12-hour online or face-to-face trainings with 958 participants in various cities, including Ilzmir, Ankara and Ilstanbul in 2023. At the end of the trainings, we ensure that our participants, who participate in the RPA Marathon and write their own robotic process automation scenarios, contribute to our operational excellence and digitalisation strategy by digitising their business processes.

Future Talks

In the Future Talks seminars, we organise for Turkcell strategies and initiatives, we bring together all Turkcell employees with researchers and practitioners who set good examples globally. In 2023, we held seminars on Artificial Intelligence Technologies, 5G, Cyber Security, Techfin, Metaverse, Digital Broadcasting and OTT, Digital Transformation, and RPA. In addition, we organised seminars on safe structures, psychological safety and disaster preparedness of our locations for Turkcell employees during disasters.



In 2023,

692

leaders were trained in this context.



we conducted **12-hour** online or face-to-face trainings with

958

participants in various cities, including Izmir, Ankara and Istanbul in 2023.



A total of

147

employees participated in 9 different master's and 2 doctoral programmes in the fields of Business Administration

Mentoring

In the internal mentoring programme, we aim to ensure the development of the managerial skills of volunteer mentees and to create a common management culture so that volunteer mentors in Turkcell Group companies can share their experiences in an environment of trust, independent of hierarchy. In 2023, 210 employees took part in the programme as mentors and 260 employees took part in the programme as mentees and became each other's companions.

Furthermore, we provide mentoring support not only to Turkcell Group employees, but also to Turkcell employees in the entire ecosystem, especially in projects that will support university students, those who want to work in the field of STEM or young people in a diverse way, and we are increasing this number day by day.

In 2023,
210 employees took part in the programme as mentors and
260 employees took part in the programme as mentees and became each other's companions.

Academy Trainer Development Programme

We highly value the contribution of skilled Turkcell employees, who have deep expertise in various fields, to the training processes.In this context, we place great importance to the development of our Academy trainers. In addition to their current responsibilities within the company, we offer the Academy Trainer Development Programme to employees who are volunteer trainers in order to improve their trainer skills, and we share development bulletins that we regularly publish every month in order for them to gain deep expertise in their fields.

Number of Turkcell Academy Trainers	
2022	2023
764	607

Developers of the Future

Since 2013, we have been providing free software, training, development and earning opportunities through the Developers of the Future Programme. In order to improve lives through technology and contribute to the realisation of dreams of all segments of society, we are eliminating inequality of opportunities, financial impossibilities, insufficient resources and lack of role models, and we are striving for Türkiye to become a leading country in software development. With the Turkcell Developers of the Future Platform, we are working to strengthen Türkiye in the field of technological awareness by offering many integrated training and development solutions that add value to society, such as Gameventure, Conditions are Equal, Chances are Equal, Investing in Youth Software for the Future, Superwomen of Cyber Security, and Employment Mobilisation.

More than 280,000 people received certificates through the Developers of the Future Platform. Our platform has been visited more than 10 million times in 10 years. The platform includes more than 100 asynchronous training contents such as data science, cyber security, mobile programming, web programming, K12, robotic coding, basic networking, database programming. These training contents are used for the benefit of the participants before our bootcamp programmes. To date, there have been 500,000 registrations for the training and more than 280,000 certificates have been awarded to our participants. Forums and blogs are also available on our platform. In the forum, users can find answers to their questions about the training from expert trainers, but they can also exchange information with each other. The blogs on the platform are written content created by people specialised in the field of software to inform the community about current software developments and share their experiences.

More than
280,000
people received certificates through the Developers of the Future Platform.

Developers of the Future - Investment for Youth, Software for the Future

In order to increase the diversity of Türkiye's technological skills and skilled software developer workforce, we launched the Investing in Youth, Software for the Future programme in collaboration with the Ministry of National Education. The aim of this programme is to prepare young people for the world of software, to ensure that they have a high level of coding skills and to provide them with career opportunities in this field. In this context, the programme has been held 3 times. We have successfully run this programme, which includes training on various software languages such as Java, .Net, Swift, Kotlin, Front-end, for three terms. A total of 2,400 hours of training and 7,000 hours of one-on-one mentoring support were provided. In addition, 45 peer-to-peer sessions have been held. To date, 150 participants of our programme have been employed in Turkcell Group companies, while 300 participants have found job opportunities in various companies within the software ecosystem. 210 students have successfully graduated from the "Investing in Youth Software 2.0 for the Future" programme. In addition, applications for our fourth term have been completed.

Superwomen of Cyber Security Programme

The Superwomen of Cyber Security programme was launched to increase employment in cyber security, ensure a greater presence of women in the sector and raise awareness of the issue.

Candidates for the programme, which was open to all women interested in cyber security from many parts of our country, regardless of age, completed the 22-hour asynchronous training on the Developers of the Future platform and were eligible to participate in the programme after passing the general skills and technical tests. A 120-hour experiential bootcamp programme was conducted with 100 selected participants. In addition, at the end of the programme, a cyber security handbook was created with the guidance of 13 female mentors from our cyber security team, with each participant positioned as an author. The book covered wireless network security, social media security, safe internet, password attacks, device security, email security and hardware security, topics that touch the lives of individuals.

Cloud Technologies Bootcamp Programme

The Cloud Technologies Bootcamp Programme was launched to train human resources in the field of cloud technologies and to meet the employment needs of both our company and the ecosystem in this field. Participants selected among thousands of applicants completed an intensive 96-hour application-oriented training programme. At the end of the programme, which focused on CCNA, Linux and VmWare, 12 successful participants were employed to work in Turkcell Cloud teams.

Earthquake Region Employment Mobilisation

Following the earthquake disaster in our country in 2023, Turkcell has been working to support the development and employment of young people in the affected region. In this context, we have launched various development programmes in 11 provinces.

As part of the employment mobilisation, we offered personalised programmes to people impacted by the earthquake who applied for employment in the fields they wanted to learn. More than 7,000 people benefited from these training programmes. In addition to personal development training, we also provided technical training to our earthquake victims to prepare them for the jobs of the future. These digital trainings include Kotlin, Java, Basic Linux, Python.

In addition, 700 candidates who interested in technical advancement had the opportunity to participate in the mini bootcamp training. The successful candidates among these candidates started the synchronous training process in three different areas. Java, Kotlin and Cloud Technologies training programmes of 120 hours each. As part of each programme, 490 hours of one-to-one mentoring support and 15 different experience sharing sessions were provided. Participants were supported throughout the programme with intensive homework and projects. 29 participants from Java, 23 from Kotlin and 30 from Cloud Technologies successfully completed the programme and received certificates. The successful candidates have been employed by Turkcell and its Group companies.

More than 7000 people were supported with personal and technical development trainings in the earthquake region.

We launched our annual software testing skills training in Gaziantep to support the professional development and employment of young women in the earthquake region. This project, which we ran in partnership with the Union of Chambers and Commodity Exchanges of Türkiye (TOBB), delivered a total of 66 hours of training, including 50 hours face-to-face and 16 hours online, to 60 participants selected from 317 applications, 140 hours of one-to-one mentoring support and 8 hours of experience sharing sessions. Participants were supported throughout the programme with intensive assignments and projects. Candidates who successfully complete the programme are employed on a part-time basis at Turkcell and its Group companies.

In Hatay, we implemented the Game Development Programme in cooperation with TÜBİSAD (Turkish Informatics Industrialists' Association) to support the development of middle and high school students identified by TÜBİSAD and Hatay Directorate of National Education. A total of 52 students received 112 hours of game development training in the C++ software language, 2D for middle school students and 3D for high school students, and participants were supported throughout the programme with intensive homework and projects.

A total of
105
participants completed
120 hours of the bootcamp programme in Java, Kotlin and Cloud Technologies.

Gönül Bağı Sales and Marketing Development Programme

The Sales and Marketing Development Programme was designed specifically for our earthquake-affected citizens in the disaster area to improve their skills in sales, communications, e-commerce and office productivity applications, giving them an edge in starting a business or finding a job in the region.

During the five-month development programme, young participants from the Nurdağı district of Gaziantep province were trained as sales and marketing professionals, while women entrepreneurs at the Women Entrepreneurs Support Centre (KAGİDEM) had the opportunity to gain the sales skills needed to sell their products to more customers.



We develop together with our ecosystem

Distributor Development Programme

For the development of Turkcell's strategic business partners, we conduct training and development programmes focused on leadership, functional expertise, technology and people, with the participation of many different teams such as sales, human resources, finance, marketing, technology, law, and customer services. In the development programmes we conduct with our strategic business partners, we aim to use the data produced more effectively, increase the financial analysis skills of employees and achieve positive outputs in customer satisfaction. Approximately 1,000 employees from our ecosystem participated in our development programmes in 2023.

Approximately
1,000
employees from our ecosystem participated in our development programmes in 2023.

Digital Transformation Consultant Programme

We aim to provide our Corporate Sales and Digital Business Services teams with consulting skills as part of the development programme we have launched to become the company of choice for our corporate customers' digital transformation journey with our infrastructures and applications.

The programme was designed with a focus on 8 competencies identified as core consulting competencies by the world's leading consulting firms. Active participation in the learning journey was ensured at every stage of the programme through various learning methods. These included visioning seminars with global technology companies and research firms, applied project studies and industry case studies.

The Digital Transformation Consultancy Programme is a living programme that is updated every year in line with business strategies and technological developments. The first phase of the programme will be completed in 2022 and the second phase in 2023.

Safe and Healthy Work Environment

As Turkcell, protecting the health and well-being of our employees is our primary responsibility. In the field of health, we organise health seminars on many topics throughout the year and raise awareness among our employees. In 2023, we organised 23 seminars in this field. During Breast Health and Awareness Month, 30 employees were screened, 336 eye exams were performed in September and 33 employees donated blood to the Red Crescent. Psychological, nutritional, educational and laboratory services are also available to employees and their families. For nursing mothers, we have 8 lactation rooms and ready-to-use equipment in our facilities.

In addition to this, we provide our employees with the opportunity to receive consultancy services from experts for the care of their pets and plants they grow.

In accordance with the Occupational Health and Safety Act No. 6331 and the ILO-OSH (ILO Occupational Safety and Health) 2001 standard, our principles and practices are set out in our Occupational Health and Safety Policy. We also work in accordance with the ISO 45001 Occupational Health and Safety Management System we have obtained in this area.

In all supplier contracts, legal compliance is expected first and then compliance with the OHS improvement issues that Turkcell has adopted for its own workplaces, and the Occupational Health and Safety Policy is published on the company's website.

In accordance with Law No. 5188 on Private Security Services and the Regulation, we ensure the physical security standards of our buildings and facilities. In addition to professional training, all our security personnel are informed about the dynamics of Turkcell by their own companies before they start working at Turkcell.

We are very sensitive to occupational health and safety at Turkcell. In 2023, 67 OHS Board meetings were held across the company and 4859 OHS inspections were carried out in network operations field works. At base station sites, equipment and facilities were reviewed in terms of OHS. In 2023 18 emergency drills were conducted at our sites and actions were taken to address negative findings in light of the reports prepared.

In the contracts we have with our suppliers, the definitions of "contractor" and "subcontractor" are considered to be turnkey contracts for the purposes of the legislation, and an OHS chart is not followed for these suppliers for whom we are not jointly liable. However, figures for "third party" companies providing cleaning and security services that we have used in the same workplace are included. For 2023, the accident severity rate of these companies was also calculated and included in the report.

In 2023, there were no work-related occupational diseases and fatal accidents at Turkcell and Turkcell Group companies. Although the document containing their records is ready, a numerical figure cannot be given for this reason. Deaths due to natural causes other than work-related accidents are not recorded as there is no legal obligation to do so.

We communicate with all our employees on OHS topics through our Turkcell T.Life mobile application. We expect the companies we work with to comply with the Turkcell Occupational Health and Safety Policy and ensure that they take action within this framework through our employment contracts. We analyse all work-related accidents and OHS data through our OHS experts, present the statistical studies we compile based on the accident reports we prepare to senior management on a monthly basis, and set our OHS targets along with our future action plan.



Accident Frequency Rate

2022	1.2	1.14	1.18
2023	1.68	1.29	1.43

Number of Occupational Accidents

2022	8	7	15
2023	7	10	17

Lost Day Ratio

2022	0	1.46	0.67
2023	0.48	0.26	0.34

Workdays Lost Due Occupational Accidents

2022	0	9	9
2023	2	2	4

Number of Health Examinations for Recruitment

2022	402	452	854
2023	260	386	646

Number of Periodic Health Examinations

2022	480	600	1,080
2023	201	363	564

	2022		2023	
	Female	Male	Female	Male
Number of third- party work accidents	0	1	2	3
Third- party accident frequency rate	0	12.5	16.9	3.18
Number of working days lost as a result of third- party occupational accidents	0	0	3	5
Third-party accident severity rate	0	17.4	24.29	5.31

** The Accident Frequency Rate, which we use in reporting, expresses the number of occupational accidents occurring in 1 million working hours in a certain period of time. It is calculated as follows: Accident Frequency Rate = [(Total Number of Accidents in a Year / Total Working Hours) * 1,000,000]*
Accident Severity Rate refers to the number of days lost due to work accidents occurring in 1 million working hours in a certain period. It is calculated as follows;
*Accident Severity Rate = [(Total Lost Working Days in a Year / Total Working Time) * 1,000,000]*

Manufactured Capital

Outputs

12,037
base station sites for which risk assessment was performed

12%
network traffic (internet) increase rate

73%
network virtualisation rate

10
Fiber internet speed up to 10 Gbps

Up to 1.6 Gbps
4.5G speeds

99.910%
Data Accessibility Rate

11,152
tower portfolio



We recognise the importance of a reliable, fast and ubiquitous network system for an efficient and reliable customer experience. In this regard, we continue to improve our infrastructure on a daily basis through investments, R&D studies, and technological solutions.

Today, the rapid development of technology requires companies to actively follow new informatics and technological innovations. As Turkcell, we contribute to the development of our country in the digital world with our efforts to implement the most technologically advanced infrastructure solutions in our sector and to develop local technologies. We are also increasing our revenues by improving the quality of our services.

In 2023, our fiber infrastructure will provide access to 386,000 homepasses. We are increasing the number of fiber-connected base stations and strengthening our mobile network with our expanding fiber infrastructure, which has made a significant contribution to our country's infrastructure.

In line with the exponential growth in digital demand, we are increasing our efficiency by developing various technology applications in line with current needs.In addition to our investments in this area, in order to manage our subscribers' network traffic, which is increasing year-on-year. In this way, we ensure high efficiency without compromising the quality of our service, even during periods of heavy network usage.

Strong Infrastructure

Thanks to our manufactured capital, we continue to invest in our infrastructure with the aim of adding value to our customers' digital journeys, and to offer one of the fastest 4.5G services in the world by establishing a strong access network with our rich frequency resources.

As Türkiye's largest data centre operator, we conduct our operations with the goal of "keeping Türkiye's data in Türkiye" and support the creation of added value for the national economy by prioritising domestic production equipment in the procurement of our network equipment.

We are focusing more on our fiber infrastructure investments in order to deliver fast internet and high service quality to more households. Simultaneously, we comply with applicable regulations and ensure our service quality with the awareness of corporate citizenship.

Strong infrastructure and superior service quality

With 30 years of telecom experience in telecommunications, we ensure the reliability and speed of the services we provide for our customers with our superior digital competencies and strong financial management.

Having a strong infrastructure and providing superior service quality are of critical importance for Turkcell and its stakeholders. To this end, we closely follow the latest technological developments and develop world-class applications in our country. In this context, in addition to our contribution to domestic technological developments, we also take part in global projects and take our brand beyond the borders of our country.

As Türkiye's largest data centre operator, we are proud to offer our world-class data centres, which are managed with the understanding of contributing to domestic technology, using the most modern technologies, to the service of Türkiye as well as the countries in the region.

We manage our base stations, which are the end point of our network infrastructure at the stage of providing services to customers, based on compliance values that exceed national and global standards within the framework of the importance we attach to the environment and public health.

Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2022 Performance	2023 Performance	Current Status towards the Target
Increasing the number of base station sites with risk assessment	10,800	14,800	28,000	11,341	12,037	⌃
Increasing the number of processes improved as a result of risk assessments carried out at base station sites	14,000	16,000	23,200	13,208	13,306	⌃

⌃ Positive Development   ⌄ Negative Development   ›› Continues

Network Traffic (Internet) Increase (Rate in bandwidth) [16]				
2019	2020	2021	2022	2023
38%	76%	8%	27%	12%

[16] Total data volume: mobile and fixed

Mobile Network Infrastructure

Our mobile network infrastructure consists of base stations and technological equipment designed in an intelligent and flexible architecture for coverage and capacity management. Thanks to the coverage and capacity solutions we provide with our base stations, which form the basis of our telecoms business, we are constantly making improvements to increase the accessibility and durability of our services.

Base Stations

We manage our base stations equipped with the latest technologies within a framework compliant with national regulations and international standards, prioritizing the protection of public health and the prevention of visual pollution..

The base stations in our network are equipped with the most advanced features to showcase the capabilities of the technology we offer. In addition, thanks to the increasingly compact size of our base stations, which can offer multi-technology support (singleRAN), we manage their environmental impact in an optimum way by being eco-friendly manner with lower energy consumption.

We conduct risk assessments to ensure the safety of our base stations and field teams. We aim to minimise risk factors by implementing improvements based on the results of the risk assessments.

During the field work required for base station installation, occupational health and safety risks may arise from activities such as working at height, electrical work, excavation and the use of vehicles. We have prepared working principles and action plans to prevent these risks. By the end of 2023, 4,859 sites will have been inspected, risk analysis forms will have been prepared for 696 sites, and 98 sites will have been revised and repaired for healthier work.

In addition, with the "Network Technologies Geographical Risk Analysis Reports" we have prepared, we aim to ensure that base station sites are efficient, healthy, safe and environmentally friendly, considering the harmony of the human-environment-telecommunications triad throughout our country, and to facilitate the planning of working hours.

Base Stations and Public Health

To ensure that our base stations do not adversely affect public health, we keep them below the electromagnetic field intensity levels set by the regulatory body, the Information and Communication Technologies Authority (ICTA). The values set by the ICTA are based on the limits set by the International Committee on Non-Ionising Radiation Protection (ICNIRP) and accepted by the World Health Organisation (WHO), and are considered lower and safer, taking into account the precautionary principle. In addition, research on the subject has shown that radio signals below the ICNIRP limits are not harmful to human health. The values set by the regulation for Türkiye are 70% of the limits set by ICNIRP and 20% per device. It is known that the maximum limits at which a base station can operate in Türkiye are much lower (around 20%) than the limits set for reference countries in the European Union, in line with higher sensitivity.

Since we are subject to the ICTA and the regulations issued by the ICTA regarding the installation and inspection of base stations, the power values, antennas used, installation location and surroundings are reported in detail to the ICTA for the base stations to be installed, and base stations are installed in the areas if approval is obtained. EMR (electromagnetic field) measurements are carried out by independent institutions accredited by ICTA within one week after the site is put into operation and the results are reported to ICTA. In addition to this process, ICTA also carries out inspections and measurements at the sites. Two of ICTA's most important public health criteria are that there are no residential areas within the "safety distance" calculated according to the output power of the site, and that the sites are configured so that the specified limits are not exceeded. If non-compliance with the relevant criteria of the ICTA is detected, the sites will be shut down and severe sanctions or penalties will be imposed, including dismantling if necessary.

As Turkcell, we are concerned about the impact of our network management operations on public health and work with a sensitivity that exceeds the criteria set by the relevant legal authorities. In 2023, there were no cases where legal penalties were imposed regarding the health impact of our products and services.



Towers

Global Tower, Türkiye's leading tower company and one of our subsidiaries, operates in four countries. Providing tower leasing, tower build-sell, tower maintenance and contract management services to telecom operators, broadcasters, internet service providers, energy companies and public institutions, Global Tower has started to offer satellite services solutions to its customers as part of its end-to-end service approach. Global Tower provides closed-circuit satellite services to over 2,000 points through its own geographically redundant infrastructure, and aims to expand its product range and service diversity by following the trends in the satellite industry.

As of the end of the 4th quarter of 2023, Global Tower has a tower portfolio of 11,152 towers portfolio distribution is as follows;

- ▶ Türkiye: 9,163 (owned: 4,737, right to use: 2,189, contract management: 2,237)
- ▶ Ukraine: 1,038 (owned)
- ▶ Belarus 836 (right of use)
- ▶ TRNC: 115 (right of use)

Telco Cloud

To date, through our efforts, we have expanded 73% of our mobile and fixed core network functions to our Telco Cloud infrastructure. Thanks to the virtualisation transformation, we are achieving efficiency in our investments and operations with a common cloud infrastructure for network applications. This allows us to more easily take advantage of the opportunities offered by emerging cloud technologies for our network. In addition to our VM (Virtual Machine) based Telko Cloud infrastructure, we have taken the first step of the Container Platform infrastructure and continued to expand this infrastructure with new applications in 2023. With this infrastructure, we have been able to more easily and flexibly integrate next-generation network functions i"nto our network and initiate the Telko Cloud transformation compatible with 5G technology.

Network Virtualisation Rate (%)						
2018	2019	2020	2021	2022	2023	2024 Target
18%	41%	51%	60%	65%	73%	78%



Connected Vehicles and Mobility Solutions

As vehicles such as cars and trucks have become connected in recent years, we have received requests from our corporate customers to connect in this direction. Accordingly, we are completing our integrations so that the SIM profiles of connected vehicles can work integrated with our network in accordance with the new regulations in Türkiye. As a result, we are well positioned to provide services such as telemetry data required by vehicle manufacturers, in-vehicle information, entertainment and HD voice services desired by end-users, and B-Call and C-Call, which enable special customer services to be called from vehicles.

In this context, the production and remote download of multiple eUICC profiles was successfully implemented for the first time in Türkiye in 2023. Technologies such as autonomous driving via 5G are also being tested with various vehicle manufacturers. As part of the Togg launch, the camera data received from the vehicle was for the first time subjected to image analysis on Turkcell's servers, and the user's emotions and situation were assessed.

Service Operations Centre (SOC)

Turkcell's Service Operations Centre (SOC) operates 24/7 to conduct analysis and operation activities that will maintain infrastructure and service continuity at the highest level.. We believe it is crucial to identify potential network and service failures before they occur and to provide permanent solutions through preventive measures in order to keep the quality of service offered to customers at the highest level.

While the need for immediate intervention and error-free operation to ensure service continuity increases every day, our rapidly growing and complex network and the number of devices and services under management require more human resources. The Zero touch transformation, enabling complete and end-to-end automation of network and service management, has become a critical requirement for rapid service delivery and ensuring the economic sustainability of the wide range of services offered by digital service providers.

As a result of the digitisation efforts initiated in past years, we have ensured that the service monitoring and fault reporting activities performed for the access network have been largely automated. We continued our zero touch transformation activities, which we consider to be one of the main focuses of

network technologies, with increasing momentum in 2023. We held hackathons to expand the use of automation technologies in network operations and contributed to developing the digitalisation skills of more than 100 network engineers through internal training. We aimed to increase service continuity and efficiency by introducing mobile application solutions to our network, which will enable many operational activities to be carried out much faster and more accurately. In addition to the benefits they provide, these solutions also play an important role in spreading the culture of digitalisation.

In addition, by participating in international platforms, we are taking firm steps towards our goal of shaping the global standards to be established and becoming one of the first operators to achieve 'zero touch' transformation on a network basis. In line with our goal, we are meeting with many global technology companies that are solution providers in this field and exchanging ideas to determine the path to be taken and the methods to be applied. As a result, we have initiated our infrastructure DevOPS transformation activities.

Investment in Domestic Equipment

In line with our mission to create value for our country, we are supporting Türkiye's technological development

and digitalisation process with our efforts to develop domestic technology and equipment. We continue to make a difference in the market by applying innovative technologies that have not been used in Türkiye before and that bring efficiency to our infrastructure.

With our localisation approach, we continue to carry out development projects in cooperation and support the development of domestic products that can provide uninterrupted and high-quality service throughout the country at the level reached by today's 4.5G technology.

We share the knowledge we have gained by playing an active role in international platforms with domestic and national product development companies in our country's technology ecosystem, combining them with our experience. Through this approach, we guide and support our companies in developing competitive products that meet expectations at the right time.

We actively participate and lead localisation efforts in areas such as 5G base stations, core network, radio link, management system software, virtualisation platforms, base station antennas, energy products, cyber security software, base station antennas, energy products and cyber security software through many projects and collaborations, especially R&D projects supported by the Ministry of Industry and Technology, the Ministry of Transport and Infrastructure, the Information and Communication Technologies Authority (ICTA) and TÜBITAK. In addition, we continue to work side-by-side with our domestic manufacturers by signing cooperation agreements with the companies participating in the R&D Support Programme opened by the Presidency of Transport, Maritime Affairs and Communications Research Centre (UDHAM) in April 2023 and launched on November 21, 2023 to develop products for 5G infrastructure.

We are currently conducting 5G Domestic Data, 5G Domestic Voice, MANO and EMS projects under the 5G Core Domestic Products Programme, providing know-how and laboratory/testing support to domestic manufacturers in their development processes. We continue to increase our investment in high-capacity domestic servers in our Telco Cloud infrastructure.

Strong Fiber Infrastructure

We continue our efforts to facilitate access to the Internet, which has become one of our most basic needs, by providing our customers with fast, high quality and comprehensive services. Today, Turkcell's fiber backbone is available in 81 provinces of Türkiye. However, our goal is to launch a fiber mobilisation and deliver true fiber internet at the speed of light to homes across Türkiye. In this context, with the investments we made in 2023, we expanded our fiber infrastructure to reach 386 thousand more homes.

With these investments, we continue to expand our coverage day by day, bringing our fiber internet service to 5.8 million homes. Aware of the need for internet and access to information, which has increased significantly during the pandemic period, we are continuing to invest at a fast pace, aware of our responsibilities. We are developing our fiber internet infrastructure, higher speed internet tariffs and new technological solutions. As Turkcell, we can provide fiber data access to homes at speeds of up to 10 Gbps using the globally recognised G-PON/XGS-PON technology. This value, which is an upper limit, may vary depending on variables such as the type of tariff, the intensity of fiber internet usage or the maximum speed that the modem used can support. According to Speedtest

Median Country Speeds November 2023 data, the average fixed internet speed in Türkiye is 38.54 Mbps. We are connecting our customers faster to the internet with our strong and expanding fiber infrastructure. In 2023, the number of customers using our 100 Mbps and above fiber plans increased by 52% year-on-year.

We were the first operator to launch an SD-WAN service for our business customers. We delivered security and access as a single service. We created solutions to reduce rising costs and increase production capacity.

To meet the changing needs of our corporate and wholesale customers, we are deploying services such as Enterprise Wi-Fi as part of managed services. We continue to offer our customers the latest technologies such as Wi-Fi service, SMS integration, logging, Wi-Fi 6.

While expanding our fiber optic infrastructure, we are able to offer high quality internet over the mobile network thanks to the Superbox product, which we developed to provide fiber optic internet access with Turkcell quality in places where fiber optic has not yet reached. We serve more than 700,000 users with our Superbox product, which allows our customers to install it on the same day.



with the investments we made in 2023, we expanded our fiber infrastructure to reach

386

thousand more homes.



In 2023, the number of customers using our 100 Mbps and above fiber plans increased by

52%

year-on-year.





Powerful Spectrum

Turkcell owns the widest spectrum licence for mobile services in Türkiye. Thanks to this spectrum, which is 34% and 68% more than competing operators, our customers enjoy the advantage of high-quality services. The rapid development and transformation of the technologies used in the telecommunications sector, the high cost of infrastructure investments and the need to maximise the use of long lifetimes make it imperative that we formulate our spectrum strategy in a way that can adapt to technological developments and is technology agnostic.

Thanks to our broad-spectrum presence, we aim to maintain the quality of service we have proven with our maximum speed of 1.6 Gbps[17] for 4.5G technology, which is currently widely used in our country, in 5G technology, which is expected to be implemented in the coming period.

With the approval of the Ministry of Transportation and Infrastructure, we started commercial 5G broadcasting at Istanbul Airport from July 2022 as part of our 5G activities. We led the installation of this network, where three mobile operators provide services over a shared 5G infrastructure. In order to experience high-speed internet with 5G service at Istanbul Airport, it is necessary to have a 5G-ready mobile phone with 5G functionality enabled, a 4.5G-compatible SIM card, and to initiate a 5G subscription by requesting to use 5G via SMS. Turkcell customers will not pay any additional fee to experience the 5G service. Our guests coming from abroad can also enjoy the 5G service at Istanbul Airport. All their operators need to do is sign a 5G roaming agreement with Turkcell.

[17] This value is an upper limit and represents theoretical peak values. The speed that the customer can receive may vary depending on the maximum speed that the terminal can support, its location and distance from the base station, the configuration of the base station, the instant traffic density in the network and the number of subscribers currently.

Refarming

With the increasing 4.5G data traffic, there has arisen a need to enhance the spectrum resource to be used in 4.5G technology. In line with our strong spectrum strategy, we plan and implement refarming efforts between technologies. By the end of 2023, we provided 40% of our 4.5G capacity installed in the network from the 2100 MHz band, which was previously used in 3G. In this way, we achieved additional network capacity to meet the increasing data usage needs as well as improving customer experience.

High-speed, high-quality, inclusive services and access to information and the Internet for all

We continue to invest in and improve our network and infrastructure in line with our aim to provide faster, more inclusive and higher quality services to our customers.

We maintain our high network accessibility with our data availability

rate of 99.910%

calculated on the basis of traffic loss in our mobile network

and our low interruption rate of 0.304%

in mobile voice calls.

In 2019, 2020, and 2021, we reduced our carbon emissions by generating 125 MWh of electricity with 507 solar fields with solar panels, which we added in 2022 to the 15 portable solar fields we established within the scope of our Portable Solar Field project. By the end of 2023, we increased the number of solar fields with solar panels to 1,400. With these panels, we increased our contribution to reducing carbon emissions by generating 2.23 GWh of electricity.



In addition to İstanbul Airport, Turkcell's subscribers have the privilege of experiencing 5G technology in more than 40 countries thanks to our international roaming agreements. To experience 5G abroad, it is necessary to be a 5G subscriber. Turkcell customers will not pay any additional fee to experience 5G services and will continue to be charged in the same way as part of their roaming packages and tariffs.

Within the framework of R&D activities, in addition to the national projects supported by TÜBİTAK, we have also carried out various projects in the international arena, and we have added 8 more projects to our R&D projects in the Horizon Europe and SNS (Smart Network and Services) programmes funded by the European Union, bringing the total number of ongoing active projects to 12. In these projects, we focused on 6G-oriented projects and applications during 2023, and we acted with the vision of being the designer and implementer of these trends that will transform our own sector as well as vertical sectors in the near future, and we carried out our R&D studies in which we aim to develop innovative solutions on the national/international platform.

As Turkcell, we continue to develop our local and foreign cooperation ecosystem, which we have established with R&D centres, universities, technology suppliers, as well as various vertical sector players that play a leading role on a global scale. In addition, in 2023, when international publication and intellectual property acquisition goals that will positively accelerate our country's R&D capabilities in the field of communications were pursued in a more focused manner, Turkcell's 6GEN-LAB project, which was eligible for funding under TÜBİTAK 1515 (Pre-Specified R&D Laboratory Support Programme), began to deliver results in the light of innovative R&D activities.

Turkcell's subscribers have the privilege of experiencing 5G technology in more than



40 countries.

Data Centres

With our approach of keeping Türkiye's data in Türkiye, we maintain our leading position in data centre operations. We have 36.5 thousand square metres of white space in 8 data centres, 4 of which are new generation. As a pioneer of digital transformation in Türkiye, we provide data storage and cloud services to more than 3,000 corporate customers, offering them cost benefits and helping them increase their operational efficiency. We ensure business continuity by providing 24/7 uninterrupted service, and in unusual situations, we provide remote support from Turkcell engineers who are experts in their fields and solve problems within seconds. In 2023, we launched another module in both our Kocaeli-Gebze and Ankara-Temelli data centres. In 2023, we started the construction of new modules in our Ankara-Temelli and Tekirdağ Europe data centres. In 2024, we aim to further strengthen our leadership in this field by commissioning two more modules with our ongoing data centre investments.

Our next-generation data centres in Ankara-Temelli, Kocaeli-Gebze, İzmir and Tekirdağ-Kapaklı (Europe) were built to withstand the highest possible level of earthquake and their system rooms are constructed to fire-resistant for up to 120 minutes.. In addition to the rooftop solar application completed at our Ankara and Tekirdağ data centres, we commissioned our solar power plant (SPP) with a generation capacity of approximately 770 kWp on an area of 7,000 m2 at our Ankara data centre in 2023. With this investment, we aim to generate approximately 1.6 GWh of electricity annually for use in our data centre.

With our LEED (Leadership in Energy and Environmental Design) Gold-certified data centres, we aim to lead the way not only in terms of technology, but also in terms of our impact on the environment.

Taking into account the importance we attach to domestic production and localisation in technology in the construction of our data centres, we are increasing our localisation rate in the data centres we build.

We offer services at global standards in our data centres with many international certificates: ISO 27001, ISO 9001, ISO 20000, ISO 50001, ISO 10002, ISO 22301, PCI-DSS

We have Uptime Institute Tier III Operational Sustainability Gold certification in our Gebze and Temelli data centres.

Localisation Rate of Data Centers (%)	
Gebze Data Centre	50%
Izmir Data Centre	50%
Ankara Data Centre	65%
European Data Centre	75%

We attach great importance to cyber security, which is one of our top priorities in our data centres, and offer solutions with domestic technologies.

Intellectual Capital

Outputs

25%
Digital OTT service revenue and

19%
digital services total revenue growth

992
R&D employees

550 number of patent applications

10 incubator company co-operation

8 number of city hospitals for which we provided technological infrastructure

12.5
million customers using chatbot



With a total of 992 R&D employees, we transform our corporate culture with innovative solutions that create value, and we adopt the principle of integrating these solutions by our stakeholders.

Continuously Developing Intellectual Capital

We believe that an innovative business culture based on strong performance in systems, processes and technology is necessary for our strategic initiatives and business model to achieve the most efficient and effective results.

Our intellectual assets are based on innovation, entrepreneurship, brand strength, responsibility, products and services that represent Turkcell's unique expertise and knowledge. They differentiate Turkcell and are one of the key drivers of sustainable growth. We combine new technological developments such as artificial intelligence, Internet of Things (IoT) and blockchain with our superior digital capabilities and analytical skills to improve our products and services. Thanks to our services, which are developed and improved by Turkcell's engineers, we create solutions tailored to our customers' needs and demands. With a strong bond with customers, which is among our core competences, and our advanced analytical capabilities, we deliver our products to the right customer base with the right timing and pricing. Thanks to our big data analytics applications, we are able to provide tailored offers to 42.5 million customers.

Innovation and Entrepreneurship

As Turkcell, while maintaining our commitment to the principles of sustainability, creativity and efficiency in our research and development (R&D) activities, we continue on our path to develop products and production processes that take into account the economic, environmental and social impacts that may result from these activities, and we aim to develop sustainable production technologies. To this end, we are undertaking activities to reduce our carbon footprint in all our product and service developments.

We continue to move forward by increasing our competitiveness in all our people-related activities and by playing a more effective role in national/international markets with our high value-added products and services. While maintaining our image as a leading company in the telecommunications sector, we also contribute to society and the economy. We continue to operate on the principle of creativity with our 992 R&D employees, who aim to integrate an innovative approach into our corporate culture. We value the opinions and suggestions of all our stakeholders, supporting their initiatives and encouraging them to put their ideas into practice.

Thanks to the value created by our technological expansions, we produce qualified solutions for both national and global markets. With the added strength of being the Turkcell of Türkiye, we are making expansions in many sectors in line with our vision of being a "service-oriented experience provider".

In this context, we carry out joint R&D programmes and academic publications with universities, incubation collaborations with technopolis companies, national and international sponsored projects, and technical publications, training and conference activities that enable knowledge transfer.

We attach great importance to sharing with the ecosystem the accumulation of knowledge on innovative technology products and their areas of application that has been developed with the culture of innovation within Turkcell Teknoloji A.Ş., our R&D company, in order to support research and technological development in our country. In this direction, intensive mentoring and training support is provided within the framework of production and use of new technologies, methodology and methods used in the production process, R&D centre management, intellectual and industrial rights, university, incubation cooperation and R&D studies with national/international partners.

Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2022 Performance	2023 Performance	Existing Status Towards the Target
ISO 27001 Certification	Annual target	Certification renewal	Certification renewal	ISO 27001 Certification Renewed	ISO 27001 Certification Renewed	»»

⌃ Positive development   ⌄ Negative direction   »» Continues

Number of R&D Employees

2019	2020	2021	2022	2023
956	1,153	1,216	965	992

TuTurkcell Technology collaborates with universities and research institutes on many of its R&D projects. Project ideas and needs are evaluated and joint project development goals are set for those that are in line with strategic focus areas. For example, in 2023, noise cancellation studies were conducted with Özyeğin University. In Turkcell's Suit Conference product, a structure has been designed that detects sounds coming from behind and provides isolation from the environment. As a result, we expect the efficiency and customer satisfaction of the Suit Conference product to increase.

In parallel with our strategy to expand our products and services in international markets, we aim to develop our new digital and ICT services on a global scale in line with the latest technologies and market requirements, and to expand the regions in which we provide services.

The information and communication sector have a dynamic and competitive structure that requires large investments in infrastructure and technology.

In Türkiye, this sector has had to finance the R&D investments of foreign companies through foreign acquisitions over the years.

Since its establishment, Turkcell Technology has provided import substitution for royalties of over TRY 2 billion. Through strategic collaborations and joint projects with our business partners, we have ensured that much more foreign currency than our own technology production volume stays in Türkiye and that Turkcell engineers produce high value-added products.

In order to identify the areas where we will make a difference in our newly developed products and services, we study the patents filed and registered by technology companies in the field in which we work, and we gather information about the competition and trends while preparing our patent applications, which we have become champions in recent years. We continue to share our experience with universities, incubators, SMEs, business partners and the entire ecosystem in our patent application processes.

	2019	2020	2021	2022	2023
Cumulative Number of National Patent Registrations	521	699	813	966	1,019
Number of National Patent Applications	511	557	565	325	550



Turkcell Technology, our R&D company, is the leader in its sector in Türkiye with 4,114 national and 247 international patent applications and 1,019 registered patents since its establishment in 2007. As Turkcell Technology, we have filed 550 new national patent applications in 2023.

As part of our technological transformation goal, we are taking an active role in the TÜSİAD Task Force on Technology Standards and Patents Based on Standards to support the initiative to create standard patents.

In order to enable our company and the companies in our ecosystem to participate in international projects, we are on the board of ITEA4, which deals with software technologies under the EUREKA umbrella, and Celtic Next, which deals with new generation communication-telecom infrastructures. In the projects we are involved in under the EUREKA umbrella, the financial support is evaluated by TÜBİTAK-TEYDEB (The Scientific and Technological Research Council of Türkiye's Technology and Innovation Support Programmes Directorate). For example, Turkcell is carrying out international coordination and national project management activities in the Integrated Health and Care Solutions for Next Generations (iCare4NextG) project, which will start in 2021 and be completed in the first quarter of 2024 in the Eureka-Celtic Next cluster. In addition to Türkiye, the project involves 17 stakeholders from Canada, Portugal, Hungary, South Korea and Ukraine. As part of the project, which aims to develop a platform in the field of smart health technologies, Turkcell Technology is conducting artificial intelligence studies for cardiological rehabilitation. In recent years, we have increased the number of our project applications on platforms with more competitive and selective project ideas, especially within the framework of the Horizon Europe main programme and its sub-programmes, which are directly funded by the European Commission. Within this programme, to which we have submitted 13 applications in 2023, we have the opportunity to work and collaborate with very valuable companies in the international arena.

Under the guidance of the Ministry of Industry and Technology, we are pursuing cooperation opportunities between universities and incubation companies in order to support incubation companies, expand the R&D ecosystem in Türkiye and improve domestic products and services. We provide technological support to incubation companies and increase their visibility and recognition by including the products developed within this framework in the European Union projects in which we are involved.

As an example of our work with incubation companies, we conducted a study on data mining in sales processes with a technopolis company that we started in 2023. The aim of the study is to increase customer satisfaction and revenue by identifying customer and sales trends in sales processes.

Our human capital is at the heart of our R&D and innovation strategies. In this context, we provide academic development opportunities to Turkcell Technology researchers involved in the processes. Since 2014, our efforts to improve the technical infrastructure of our employees in line with the qualifications required in our sector have continued unabated, with our PhD and Masters support programmes increasing in content.

At the same time, in line with our vision to be a leader in the production of new technologies, we are contributing to the dissemination of technology through the realisation of 40 academic publications, 297 technical publications and 205 national/international presentations, product introductions, and participation as speakers in national and international platforms in 2023.

In our academic publication efforts, we conduct studies for national and international peer-reviewed journals and conferences, as well as activities for technology accessibility and dissemination. As an example of our academic publications, our paper presenting an innovative approach was published in the 'Journal of Software: Evolution and Process'.

	2019	2020	2021	2022	2023
Number of Applications to TUBITAK Supported Projects	10	9	10	8	6
Number of HORIZON Projects Applications	10	15	9	10	13

	2019	2020	2021	2022	2023
Number of TUBITAK Supported University Collaborations	4	5	5	7	8
Number of Collaborations with Incubation Companies	9	10	11	7	10



Value Creating by Use of Open Source Code

One of the most subject we prioritize most as both users and developers within Turkcell is open-source software.. In addition to creating value in terms of licence management and cost advantage through the use of open source code, we are contributing to the future of the software world by supporting the development of high quality, secure software without vendor restrictions. As Turkcell, we have carried out many open source code transformation projects in the last 5 years. We have shared the experience gained from these projects with the community, government agencies and private companies through articles and presentations published on platforms such as Open Source Code Conferences, Open Source Software Sector Workshops, Medium and Future Writers.

In addition to using open source software, we started contributing to open source code projects published on github, we supported some libraries as developers.

Paycell R&D Centre

Paycell R&D Centre, a Turkcell Group company, is Türkiye's next-generation technological finance platform that conducts innovation-focused research and development activities on payment systems and mobile payment technologies.

As part of its vision to lead the sector in the transition to a digital society with distinctive customer experiences and innovative payment solutions, Paycell continues to create continuous value for its customers and all stakeholders with its payment solutions created with a quality service approach. Paycell, which has experienced rapid growth in the Techfin world, crowned its success by obtaining the R&D Centre certificate from the Ministry of Industry and Technology in November 2022, in parallel with its investments in technology and innovation.

Since November 2022, the Paycell R&D Center has been continuing its work with a total of 8 R&D center projects, one of which is supported by the European Union (CELTIC-NEXT).. As part of the R&D activities, a total of 5 national patent applications, 2 of which will be filed in 2023, and a total of 21 national and international academic publications, 15 of which will be filed in 2023. In addition, 2 employees with doctoral degrees in computer engineering and related disciplines teach undergraduate and postgraduate courses at various universities. Since its inception, Paycell has been a company that values R&D and technology, continuously growing and investing. With more than 130 research engineers in its R&D centre, Paycell is working with the vision of having a say in research, development and innovation in the field of technology in Türkiye and setting an example for other companies in our country.

Innovative products and services developed through engineering studies carried out by Paycell's technology teams are categorised in the following groups:

▶ Smart payment solutions

▶ Value-added services

▶ Artificial Intelligence and Big Data analytics and solutions

In order to sustain Paycell's R&D and innovation culture sustainable, we engage in a number of activities. These include studies such as the project life cycle of the technological finance area and the development of new ideas, university-industry cooperation, personnel training, support for postgraduate studies, applications for national and international funds, national/international patent applications.

Paycell R&D Centre, a Turkcell Group company, is Türkiye's next-generation technological finance platform that conducts innovation-focused research and development activities on payment systems and mobile payment technologies.

In 2023, we achieved a

19%

increase in total Digital Services revenues and a

25%

increase in digital OTT service revenues.



Digital Service Portfolio

Digital Services and Solutions

While our digital services and solutions add value to the lives of our users, we continue to develop our portfolio by dynamically updating our products according to user needs. All the services we produce require different technical infrastructure, skills and expertise. All the services we produce require diverse technical infrastructure, skills, and expertise. We are part of everyday life not only with the communication services we offer but also with the digital services we create and develop.. Based on this strategy, we have developed many domestic digital services to date with over 1,000 engineers. we have taken important steps for our competitive position in the world by transforming these digital services into new major companies.

Each of our brands, BiP, lifebox, TV+ and fizy, which aim to stand out in the global competition, is positioned as a separate company and thanks to this structuring, the brands continue their activities faster, stronger and more focused in their own organisational structures.

We continue to be at the forefront of the digital transformation required by society with numerous digital services such as video conferencing, email services, instant messaging, TV, cloud storage, identity solutions, digital advertising, gaming services and a music platform, all developed by Turkish engineers and software developers. We are using our advanced analytics capabilities to make this digital transformation accessible and increase customer satisfaction by accurately positioning the most appropriate products for our customers. With these solutions, we also aim to make a significant contribution to the localisation rate in technology. While contributing to the national economy with self-sustaining technology solutions, we are also creating global brands and technologies that will spread from our country to the world through digital exports. Our top priority is to turn these services, which create jobs in our country in the field of technological innovation, into global brands and to use this success to create useful results worldwide. Our primary goal is to make a positive contribution to Türkiye's economy and reputation by creating economic value through the data security of individuals and institutions in our country and our own data.

Secure Communication Platform: BiP

BiP has approximately been downloaded over 116 million times and used in 192 countries in the world. BiP aims to be more than just a communication application that provides solutions to all of its users' communication needs with its messaging, calling, and video calling options. It offers experiences and conveniences to its users in all areas of life through its services such as information, entertainment, bill payment, shopping, prize winning options offered under Discover, fun games, Digital Asset where crypto can be exchanged, Emergency Button that can be used in case of disasters and many more. BiP offers services not only to Turkcell users, but also to users of all operators in Türkiye. From the beginning of 2021, Turkcell, Turk Telekom and Vodafone İletişim Pass users will be able to use BiP without using their data packages.



BiP continues to work with various public institutions in Türkiye to increase the number of users. In this context, BiP provides services to Anadolu University, Istanbul Kültür University, the Open Education Faculty of Anadolu University and Istanbul Galata University, where students, staff and academics can receive information and notifications about their schools, and students can access exam and grade information and other personal content. There are plans to expand the scope of the service by establishing similar collaborations with other universities.

Developed entirely by Turkcell engineers, BiP is now the communication choice of millions of users abroad. It aims to offer its users a richer experience with superior service quality and local content through cooperation with operators in foreign markets. With its advanced technological infrastructure, it is also capable of integrating country-specific services and offering solutions that allow communication data to remain in-country.

Launched in December 2022 with Pakistan's leading operator Jazz, BiP reached 1 million active users in the country in a short period of 6 months. The aim is to further increase the number of users and make a much greater contribution to Pakistan's digitisation. In this context, the Bangladesh cooperation, launched in August 2023, aims to achieve similar success in the Bangladeshi market. BiP aims to increase the number of users with its vision of a communication application that offers local experiences in global markets with new collaborations in foreign markets.

Used in

192

countries around the world, BiP has reached more than

116

million downloads.

Open Room for Life with lifebox!

Lifebox, which offers the ability to securely store and share photos, videos and documents in a digital environment, provides a personalised experience while offering a safe and easy way to store happy memories. Lifebox appeals to users not only in Türkiye but also around the world.

Offering more than just storage, Lifebox features face and object recognition, automatic creation of stories, albums and collages from selected photos, memories of the past and present, and contact backup to ensure contact information is not lost in the event of an emergency. Documents archived in different categories can be securely accessed via fingerprint, facial recognition or password, and Office documents can also be opened and edited online via Lifebox. In 2023, Lifebox revamped its web and mobile applications from start to finish, taking the user experience to an even higher level. At the same time, it offered its users the opportunity to experience affordable storage with the annual packages launched in 2023.

By offering experiences that make life easier for our users, lifebox reached more than 2.1 million paid subscribers and more than 8.1 million total users with its successful performance in 2023.

The corporate storage solution lifebox Business was brought under the umbrella of İşte Suit in 2023 and renamed Suit Drive. Suit Drive provides the necessary storage needs for businesses of all sizes in a secure and stable way. Its affordable package structure for every need puts Suit Drive ahead of its local and global competitors. Internal and external file sharing, access from all mobile and desktop devices, real-time collaboration with online office feature, file versioning, person and file based reporting, personalised disc and corporate shared space usage are just some of the features that make Suit Drive different as a cloud storage solution for the business world.

Lifebox Transfer, on the other hand, aims to meet the need for fast file sharing with a simple experience that requires no membership and is free, while providing the service from Turkcell's data centres.

🖵 You can access the products, services and detailed information we offer within the scope of lifebox via www.mylifebox.com, and www.lifeboxtransfer.com.

lifebox Paid Subscribers (thousand)

2020	2021	2022	2023
910	1,319	1,838	2,133

TV joy is everywhere

TV+, the first and only digital platform in Türkiye in terms of television viewing experience, is breaking the rules of the television world. TV+, which has become the "platform of platforms" in IPTV broadcasting with its collaborations with different digital broadcasting platforms, continues to play an important role in the process of digitalising the user experience by enabling its users to access the content they want whenever and wherever they want.

In addition to its superior technical features that provide ease of use, TV+ strengthens its archive in sports, series, films, children, documentaries and many other titles, while increasing the loyalty of its users. The UEFA Champions League, UEFA European Cup, La Liga, Formula 1 and EuroLeauge excitement, which sports fans follow with interest, also met with TV+ users in 2023.

Number of TV+ Users (thousand)

2019	2020	2021	2022	2023
720	871	1,082	1,282	1,409

🖵 You can access the products, services and detailed information we offer within the scope of TV+ on www.tvplus.com.tr.

As of December 2023, more than

6,000

companies are using İşte Suit with more than

8,000

licences.

Türkiye's digital music platform: fizy

In 2023, fizy, one of Türkiye's most popular and most preferred domestic digital music platforms, continues to offer a more personalised music experience to its users with its investments in artificial intelligence and continues to meet its users with its enriched content archive. In addition to having an ad-free and uninterrupted music experience, fizy Premium users can listen to their songs in high sound quality and see the lyrics, and access their content offline without internet. In 2023, fizy also started to bring podcast content to its users. Bringing together the content of leading podcast content distributors such as podfresh, podcastbpt, podbee with its users, fizy has rapidly increased its unity among podcast listeners with special episodes of the most popular podcast series available only on fizy.

Number of fizy content (million)

2019	2020	2021	2022	2023
32.6	33.5	35.4	43.0	56.3



Digital gaming platform: GAME+

GAME+, the gaming brand of Lifecell Dijital Servisler A.Ş., started to offer cloud gaming technology in our country through Türkiye servers in 2021 within the scope of its cooperation with NVIDIA GEFORCE NOW, the world's most popular and advanced technology cloud gaming platform. The world's most advanced technology cloud gaming infrastructure, which enables advanced computer games to be played without downloading; eliminates the need for powerful hardware required to play games. Thanks to GAME+, playing the latest games becomes as easy and accessible as watching a film over the internet. The necessities such as having expensive hardware and enough disc space to play games are eliminated. GeForce NOW powered by GAME, which has been met with great interest in our country, has the highest number of users in Türkiye after the United States of America. GAME+ continues to expand its library of games, rapidly increasing the number of subscribers and growing.

İşte Suit

Developed by Turkcell engineers, İşte Suit is a solution that provides one-stop service to users with e-mail, file management, office applications and video conferencing solutions that corporate companies will need. In March 2023, we launched İşte Suit to provide our Suit Mail, Suit Drive, Suit Conference and Suit Office services, which currently serve our corporate customers separately, with a single portal and management panel on istesuit.com. As of December 2023, more than 6,000 companies are using İşte Suit with more than 8,000 licences.

Secure and Uninterrupted Video Conferencing Experience: Suit Conference

The video conferencing service (formerly known as "BiP Meet"), which provides service from our data centres in Türkiye with its strong infrastructure and easy-to-use service, was renamed as Suit Conference in 2023 under the roof of İşte Suit.

With Suit Conference video conferencing service, users can communicate with anywhere in the world at any time. With Suit Conference, meetings can be held via web browsers as well as desktop and Suit Conference mobile applications.

In addition to its easy-to-use and simple design, Suit Conference offers a solution suitable for the use of institutions with its features such as providing service in data centres in Türkiye and allowing institutions to purchase a special domain name. Suit Conference, which has been developed especially for the needs of sectors such as education, public and health, can meet the remote communication needs of all small and large organisations.

Local E-Mail Service: YaaniMail

Launched in 2020 for individual use and developed by Turkcell's R&D engineers, the local email service YaaniMail will offer the most reliable email service to individuals and institutions from the beginning of 2021. The platform, which provides a free service to individual subscribers with the @yaani.com extension, offers a strong domestic alternative to global competitors. YaaniMail Corporate offers services via the cloud or on-site installation, depending on the preferences of the organisation. Corporate customers of the platform, which provides its users with advanced security measures, can use their own domain names. In 2023, the name of the YaaniMail Corporate service was changed to Suit Mail by merging under the umbrella of İşte Suit.

The service, which can be used through IOS, Android, Web and Corporate Management Panel applications suitable for corporate or individual needs, makes it easy to use features such as Calendar, Contacts and Tasks. Suit Mail, with its easy access and simple design, offers the tools that business users need most, such as filtering, legal text, disclaimers and signatures, in a reliable, simple and free way. Compatible with many email platforms, users can easily switch to the Suit Mail service.

Our Suit Mail service, which we launched for business use in early 2021, will continue to benefit more than 3,000 businesses by the end of 2023.

Eco-friendly and practical solutions through digitalisation: Digital Signature at Home

Thanks to the new solution developed by Turkcell engineers, customers who want to use fiber, DSL, Superbox and TV+ services can use digital signatures in subscription transactions, enabling installation teams to do their work 30% faster. In this way, 1,400 tonnes of documents will be digitised annually, contributing to the protection of the environment.



will continue to benefit more than

3,000

businesses by the end of 2023.

Smart Legal Documentation Automation

In addition to the customer-facing solutions we offer, we have also developed the Smart Legal Document solution for the legal department, where paper usage is high. With this project, we have digitised the flow of the legal department's response to legal document requests from official institutions (automatic assignment of 172,000 documents), we reduced manual processes and at the same time saved paper. Thus, we prevented errors in the work performed and achieved labour force gains through the automation of manual work assignment (25% speed/time gain) and query functions with robotic processes (15% speed/time for IP queries).

A better customer experience with artificial intelligence

We enrich and improve our products and services with artificial intelligence applications developed by Turkcell engineers. We provide services both in our applications and customer services with artificial intelligence, which facilitates the personalisation of user experiences and helps to make them effective.

In 2020, we committed to use a powerful tool such as artificial intelligence in a responsible and ethical manner and set out 7 principles that we will adhere to. In this context, we became the first company in Türkiye to publish the Principles for the Use of Artificial Intelligence. In addition, in our Human Rights Policy published at the beginning of 2021, we aim to act based on human dignity, fundamental rights and freedoms in the technologies we develop, especially artificial intelligence technology, by contributing to the SDGs.

🖥 You can find information about the Artificial Intelligence Usage Principles on our "Digital Responsibility" page on our website.

Our analytical solutions team conducts post analyses and insightful studies for Turkcell products, services, tariffs, and campaigns; at the same time, we carry out predictive modelling and segmentation studies to generate target audiences for business units to take action. By supporting our business units with analytical trend models to ensure that the tariffs, products and services offered by our company to its customers meet the right customers, we contribute to our company's revenue growth and play a role in increasing customer satisfaction by ensuring that customers are offered the right offers.

Chatbot - Turkcell Assistant

Turkcell Asistan is a strategic milestone in our company's digital transformation journey and is an artificial intelligence-powered self-service solution implemented entirely with Turkcell engineering vision.

This innovative platform has been integrated into the Turkcell app platform and plays a critical role in the mobile infrastructure of our company's digital asset, the Turkcell app.

Powered by artificial intelligence, Turkcell Asistan makes life easier for our customers by assisting them in hundreds of areas, from invoice management to overseas service settings, from package information to special offers. With its structure that can anticipate customer needs, it offers proactive information and suggestions to our users by synergistically utilising our analytical skills.

For example, when a customer approaches the package limit or the current contract expires, Turkcell Assistant automatically provides information and digital guidance to complete the necessary transactions smoothly.

As of 2023, our 15 million standalone users had approximately 89 million interactions through Turkcell Assistant each month and 98% of the transactions were successfully concluded at the first contact.

As of 2023, our



15 million

standalone users had approximately

89 million interactions

through Turkcell Assistant each month and

98% of the

transactions were successfully concluded at the first contact.

In the future, we aim to add value to our customers' lives and save them time by increasing the capabilities of Turkcell Assistant with the opportunities offered by our technology.

Our chatbot solution is continuously developed through integrations with our digital platforms such as BiP, GAME+, lifebox, fizy, TV+ and Platinum, and serves Turkcell Superonline users through special scenarios.

Selfbot, another advanced self-service chatbot platform implemented with Turkcell's engineering expertise, is not limited to the municipality and education sectors, but has also stepped into the e-commerce sector. In this context,

our Selfbot solution has started to provide 24/7 online support to the users of a brand operating in the textile industry with the integration to the official website.

In the near future, we plan to integrate our chatbot system with large language models and launch our productive artificial intelligence-based studies for both Turkcell's internal dynamics and general user needs.

Our chatbot is also supported by the "UNDP Gender Responsive Communication Guidelines" and adopts a gender-sensitive and inclusive language. This is an indicator of our brand's commitment to social values.



Voice analytics - Turkcell Artificial Intelligence Voice

TWe continue to use our artificial intelligence voice developed in-house by Turkcell engineers in different products and processes of Turkcell. Thanks to this competence, we can inform our customers by sending voice SMS when necessary, voice online trainings prepared by our Turkcell Academy team, and convey personalised messages to our employees through different channels, taking communication to a different dimension by using artificial intelligence.

In our call centre, our artificial intelligence voice serves our customers at many points as the voice of the digital assistant. We contribute to the action of meeting our customers with the right package at the right time by automatically voicing the package readings in the flows in which we offer package suggestions to customers through the call centre with our artificial intelligence voice. We improve the experience of our customers by responding to an average of 113 thousand call centre voice requests on a daily basis.

In addition to our existing artificial intelligence voice technology, thanks to our intensive R&D studies on this subject, we have gained the competence to clone professional voices with only 30 minutes of voice recording. In this way, we aim to gain the flexibility to serve our customers through different channels with different voices in the coming period.

Image Processing Services and Solutions

Turkcell Digital Verification application, another good practice example developed by Turkcell engineers within the scope of artificial intelligence studies, enables the control of identity documents with image processing, voice processing, machine learning methods and remote customer acquisition process with face verification.

In the digital world, since many organisations now need to make transactions with their customers remotely via video calls, authentication of the customer on the digital platform has become an inevitable control. In Digital Verification processes, face recognition services developed by Turkcell engineers, STT (speech to text) services that enable voice confirmation from the customer and OCR (Optical Character Recognition) services that enable high accuracy reading of ID card information are used. The Turkcell Digital Verification application, which brings together different services and competences, can be quickly integrated into IOS and Android platforms with SDK software.

In March 2023, Turkcell achieved a high score in the NIST FRVT 1:1 (Face Recognition Vendor Test) test, the only globally recognised test in the field of face verification, with its in-house developed one-to-one face verification algorithm, thus proving that it meets the accuracy rates defined in telecommunications and banking legislation.

Artificial intelligence- based recommendation engine

At the point of understanding and meeting the needs of our customers, we benefit from the recommendation engines infrastructure developed by Turkcell engineers to increase the personalised user experience in our applications and communication channels we provide to our customers. In fizy and TV+ applications, which are personalised with artificial intelligence support, we bring together content such as recommendations, product similarities and personalised product lists with our customers.müşterilerimizle buluşturuyoruz.



Digital Security and Wellbeing

We aim to create an unprecedented experience for our customers with the technologies and products that we continuously increase our diversity in parallel with developing technologies and stakeholder expectations. Two important components of this experience are digital security and well-being, which are manifested in two main areas of our operations: The first is the management of cyber security and information privacy risks in our infrastructure, technology, products and services, and the other is the cyber security and digital well-being services we offer to our customers.

During the reporting period, there was no data breach or personal data (PII) privacy violation due to cyber security vulnerability, and no legal sanctions or fines were imposed on the company in this regard.

With the spread of information technologies and digital services, cyber security risks have started to take an important place in our lives. With the pandemic process, the importance of cyber security activities has increased even more due to the widespread use of remote working and education in Türkiye as in the whole world, the use of IoT services and devices, ransomware attacks, and the increase in cloud services and customers.

Cybersecurity is an important component of Turkcell's business strategy. Cyber security and data privacy risks, which are assessed in 11 different profiles within the scope of corporate risk management, are monitored in the realisation of activities and operations for all strategic business focuses. Every service that is implemented recognises cyber security as a component among its outputs. Cyber security related risks are managed in RISK and RESK committees according to their priority.

Cyber security processes across operations are managed in accordance with the principles regulated by 10 different corporate policies, including Information Security Management Systems Policy, Information Security Organisation Policy, Information Security Incident and Vulnerability Management Policy, Information Security Cryptology Policy, Information Security Access Policy, Information Security Operating Policy, Information Security Communication Policy, Information Security System Policy and Information Security Business Management Policy. In order to ensure the reliability of these processes, Turkcell obtained the ISO 27001 Information Security System Standard certificate in 2008, becoming the first telecom operator in Türkiye to hold this certificate. Turkcell also has ISO 27017 Cloud Information Security System Standard. We maintain our certification by improving our information security maturity every year and being audited by independent auditors.

While designing and implementing cyber security processes and practices, in addition to compliance with the relevant legal regulations, reference is taken from governance principles such as ITIL and COBIT, and good practices such as NIST, CIS, OWASP, CSA, ENISA and MITRE. Legal regulations such as the Presidential Digital Transformation Office Information and Communication Security Guide (BIGR), Personal Data Protection Law (KVKK), Global Data Protection Regulation (GDPR) and ICTA and CMB regulations are included in the legal compliance portfolio followed in cyber security processes. In addition to being subject to internal audit processes for service and process control, the activities implemented are also subject to ISO 9001, ISO 20000, ISO 22301, ISO 27001 system standards, PCI-DSS Payment Card Industry Data Security Standard and SOX New York Stock Exchange Sarbanes - Oxley external audit processes.

During the reporting period, there was no data breach or personal data (PII) privacy violation due to cyber security vulnerability, and no legal sanctions or fines were imposed on the company in this regard.

Privacy and Security

In line with its responsible digital operator identity, Turkcell pays utmost attention to the protection of customer information privacy. Customer information privacy activities, which are carried out in compliance with relevant regulations as well as laws such as KVKK and GDPR, are managed within this scope when they cover physical business processes where personal information is processed beyond cyber security. Our third- party business partners are also requested to manage personal data in line with the same principles as Turkcell.

Our customers are informed about our policies on the privacy and security of their personal information, and they can contact us through our complaint channels if they have any doubts or problems.

🖵 Turkcell's privacy and security policies are available on our corporate website.

Three main strategic focuses are followed in our Cyber Security activities:

1 Improving cyber resilience through innovative new technology investments, existing technology improvements, processes, standards, digitalisation, communication, awareness, training, competence development activities carried out within the scope of the services provided by Turkcell and Group companies

2 Developing thef local ecosystem and integration through localisation in existing and new products

3 Increasing the revenues of cyber security products and services in individual, corporate and wholesale customer portfolios

The Cyber Security Directorate is responsible for cyber security management throughout the company. The Directorate is one of the largest cyber security teams in Türkiye with over 160 expert personnel. The work carried out and the results obtained are presented to senior management and relevant units at periodic meetings held by various committees and teams. The monthly CXO security managers meeting, the annual ISO 27001 review meeting, and the Cyber Security Meeting, which brings together technology Assistant General Managers and Directors every two months and quarterly, are the meetings where information is shared in this area.

The Security Operations Centre, which operates 24/7 within the Cyber Security Directorate, monitors attacks 24/7 with IoT and forensic laboratories and takes measures against potential threats. Our Bozok Threat Intelligence platform, which is integrated with the Security

Operations Centre, provides information on threats and risks to our customers as a cyber security protection layer. While offering penetration testing and vulnerability analysis services to our customers with new tools and methods in order to identify the cyber security needs of institutions, we carry out security vulnerability scans and penetration testing studies of critical institutions.

We enrich Turkcell's Cyber Security product and service portfolio with cloud-based security solutions running in Turkcell data centres. As Turkcell, we contribute to ensuring security for mobile service providers and the organisations and individuals who benefit from mobility services with our investments in cyber security and data privacy and the services we offer.

With our digital security service, we prevent thousands of our active customers from accessing these malicious addresses in order to protect them against threats such as phishing, malware, etc., while informing users about past password leaks and warning them via SMS and e-mail against new password hacking attempts. All our corporate and individual mobile customers can benefit from this service, which we offer to prevent fraud or to protect the device used and personal data.

As a member of the Turkish Cyber Security Cluster community, we continue to collaborate by bringing together the public, private sector, and academia by contributing to the development of the domestic and national cyber security ecosystem, increasing cyber security awareness and collaboration.

Numerous practices are implemented to improve the level of cybersecurity awareness, experience and knowledge of employees. For example, every year all Group employees receive cyber security training in technical and non-technical areas, tailored to different employee groups. The T.Life Cyber Star application, Security Reflex feedback, Security Champion scorecard points awarded to technology teams that make a positive contribution in the area of security, and Security Scorecard

points based on cyber security performance are performance incentive practices for employees.

On the other hand, award-winning cyber security activities such as Unibounty, Bugbounty and CTF are also conducted with the participation of different groups such as Turkcell employees, security experts and university students. Turkcell's cyber security experts participate as speakers and trainers in many national and international conferences and events within their areas of expertise.

Digital Wellbeing

A certain level of digital literacy and understanding of privacy and confidentiality is a prerequisite for protection against security risks and the actions of malicious people when using the Internet. However, some users who lack digital literacy or are in vulnerable situations (such as children, elderly users) may be more vulnerable in this context. To address this, we are first creating various security and content filters under parental control to keep children and young people away from inappropriate content on our services. In addition, we aim to enhance the safe internet experience of our stakeholders through educational activities aimed at increasing their knowledge and awareness. In this context, during the reporting period we created game content to increase children's information awareness.

We aim for our Galakcell educational game content, which we launched in August 2023, to serve as a guide for children on the risks of the digital world and digital footprint awareness. On the other hand, our company has actively participated in the standardisation studies (IEEE SA P2089) developed within IEEE SA on age-appropriate digital services, and has also initiated studies on the suitability of its products and services in this sense.

Digital Business Services (DBS)

Digital Business Services combines Turkcell's telecom service provider strategy with its "Digital Transformation Business Partner" strategy for corporate customers. With Digital Business Services, we are addressing the needs of all sectors and developing our business model to deliver value-added projects with many horizontal and vertical solutions in health, education, manufacturing, retail, transportation, logistics, finance, energy and similar sectors. We contribute to Türkiye's digital economy by providing organisations with end-to-end digital solutions from a single source. In this way, we deliver projects with high value propositions that deliver cost savings and revenue growth.



In line with our vision, we have implemented and continue to manage more than 3,400 managed services and systems integration projects tailored to the needs of our corporate customers. In these projects, we analyse the needs of our customers from all sectors, address the right solution and implement many solutions and services such as fixed access, network, cyber security, data centre and cloud services, systems integration and managed services, IoT, big data, business applications, new generation technologies such as artificial intelligence and many similar solutions and services in accordance with our customers' business processes with our project management team. In delivering our projects, we leverage our internal resources, products, processes and technologies, as well as the strength of our ecosystem business partners, who we have identified as experts in their fields, to deliver end-to-end, high value projects from a single source.

We have a strong mobile network, an end-to-end fiber infrastructure of 61.8 thousand km, which enables us to provide high quality services, and a total of 8 data centres, 4 of which are new generation data centres with Tier 3 Facility. Design and Operation Sustainability certificates from Uptime Institute, an international certification body. With Turkcell Cloud Services, we position the entire information technology infrastructure of companies in our data centres, providing a more flexible infrastructure while reducing costs.

In the field of cyber security, we are the end-to-end cyber security service provider for institutions thanks to our expert staff, our current technology investments and the diplomacy and processes we have established with the defence groups we are a member of at home and abroad, which are the 3 basic components of cyber security against the ever-changing, developing and increasing cyber threats.

Our Big Data and Artificial Intelligence services provide meaningful and predictive analysis based on dynamic and real data. We enable our customers to increase their profitability and efficiency by facilitating their strategic decision-making processes with our big data services, which we offer to many sectors, especially manufacturing, retail, e-commerce, shopping malls, fuel, and finance.

In the health sector, considering the hospitals we manage as an integrator that provides and operates all the required technological solutions in city hospitals, we are a leader in the public-private partnership (PPP) market with 8 hospitals and a capacity of over 10,000 beds. We operate in a total of 8 city hospitals in Yozgat, Adana, Eskişehir, Elazığ, Bursa, Istanbul-Başakşehir, Tekirdağ and Gaziantep.

The entire technology infrastructure of these hospitals, from hardware to software, from system to operation, is managed by Turkcell. For the first time in Gaziantep City Hospital, which started operations in October 2023, Turkcell DBS teams, the leading integrator in the sector, carried out the installation of all end-to-end services with their own resources. In addition, many initiatives continue to be implemented by Turkcell engineers in our hospitals. One of the most important of these initiatives is a comprehensive paperless hospital project at Başakşehir Çam and Sakura City Hospital in Istanbul, which has made significant progress in completely eliminating paper and digitising all systems. As a result of this initiative, the hospital was awarded the HIMSS 6 certificate by HIMSS, the world's leading digital certification organisation in healthcare, following a rigorous audit and assessment. As a result, Başakşehir Çam and Sakura City Hospitals have been awarded the HIMSS EMRAM Level 6 certificate according to the 2023 criteria and have gained the title of "the world's largest healthcare facility". In addition, Eskişehir and Bursa Municipal Hospitals were also entitled to receive the HIMSS 6 certificate in the audit carried out by the inspection teams assigned by HIMSS in October 2023 and November 2023, which included representatives from different regions of Europe.

On the other hand, we continue to expand our ecosystem qualitatively by working with our subcontractors, co-developers and distribution partners in our business partnership ecosystem with a win-win focus. In addition, through our business partnerships with global suppliers, we are expanding the solution sets we offer our customers every day in terms of technical competence and project diversity.

Within the framework of RPA (Robotic Process Automation) technology, installation and infrastructure works have been carried out within Turkcell and 402 business processes have been implemented using RPA to automate manual processes.

Turkcell and Mobility

At Turkcell, we are closely following developments in mobility and assessing the impact of these trends - autonomous driving, connectivity, electric vehicles and shared transport - on the way we do business and the lifestyles of our customers. Advances in mobility are expected to have a broad impact, from the companies in the industry to the structure of cities and the roads used. In addition, we expect the concept of mobility to lead to significant changes in the automotive and transportation sectors, as well as in the technology sector. As Turkcell, we continue to monitor these developments and take the necessary steps to provide the best service to our customers.

With the rapid development of mobility and technology trends, our country is entering a new era. In this sense, the transport sector is focusing on the production of new generation technologies and working on flexible and innovative solutions. The Togg project, in which Turkcell is one of the shareholders, has taken an important step in the field of mobility by designing an electric vehicle as Türkiye's first domestic car. Today, seeing Togg on the roads shows that this project has been successfully implemented. Türkiye's participation in the electric vehicle competition and its ability to effectively use its own resources is a great advantage for our country. Togg is an important milestone in Türkiye's mobility efforts.

Our mobility solutions, which we offer as part of Turkcell's Digital Business Services (DBS), help us provide the most advanced vehicle and fleet technologies for vehicle and employee safety. Mass production of Togg's C-segment SUV, developed by Türkiye's Automobile Initiative Group, in which Turkcell holds a 23% stake, will start in 2022. On the other hand, Togg continues to finalise the necessary collaborations for the mobility ecosystem to be created around the electric car, which it defines as a "smart device". In this context, following the establishment of a strategic collaboration between our techfin company Paycell and Togg to integrate innovative payment systems and digital financial solutions into the mobility ecosystem, we have started to bring Togg users together with music in 2023 through Togg's collaboration with fizy, our digital music platform.



Türkiye's New Generation Payment Platform: Paycell

Paycell, which is gaining ground every day with its easy-to-use and secure payment solutions, stands out as a technology-oriented techfin that manages all its processes with end-to-end automated structures, thanks to its modern and powerful technological infrastructure. The agile working model, adopted to make a difference in the fast-changing dynamics of the techfin ecosystem, manages both business processes more efficiently and adds value to the products and services offered. This approach allows for quick and easy adaptation to advanced technologies. Paycell provides value-added data analytics models not only on the infrastructure side, but also in analytical solutions to provide better and sustainable service to both individual consumers and business partners.

Wiyo: Insurance for Mobile Life

Turkcell Dijital Sigorta A.Ş. established in line with Turkcell's digital financial services strategy, started its operations under the Wiyo brand with the vision of becoming the "insurer of mobile life". Wiyo aims to understand and meet all kinds of mobile life needs of its customers in order to provide innovative solutions to users in the insurance sector by bringing technology and insurance together. At the same time, its deep knowledge of technology and mobility enables it to offer comprehensive insurance solutions that adapt to the ever-changing lifestyles of its customers.

Wiyo, which takes its name from the combination of the words "with you" and carries the promise of being with its customers in its name, combines its desire to be the first brand that comes to mind in the field of device protection insurance with its passion for creating superior customer satisfaction, and is moving forward with a focus on increasing the added value it creates every day by using big data and different technologies in its processes.



Social Capital



Outputs

38.0
Million Mobile Customers

3.1
Million Fixed Customers

12 min.
Response Time

Performance Indicator	Short Term Target	Medium Term Target	Long Term Target	2022 Performance	2023 Performance	Current Status Towards Target
Covering the whole of Türkiye with social projects and accessibility studies	200,000	250,000	300,000	70,000	190,000	Positive development
Increasing the number of start-ups working with the cooperation model	30	40	-	36	36	No Change

Positive development | Negative direction | No Change

By constantly researching global hardware and software technology trends and equivalents, we enhance the capacity and durability of our superior digital services and the Turkcell brand with new features that make our customers' lives easier

Brand and Responsibility

We strive to eliminate the digital barriers and increase access in every field we operate in, at every point we touch in society, and we continue to support the development of technology and communication. We are glad to note that our products and services across various fields are growing the Turkcell brand without losing the focus on technology.

Turkcell's approach is based on its responsibility towards its customers, employees, suppliers, shareholders, the public, public dealers, non-governmental organizations, universities and the media.

In this context, our policies that we share publicly consist of the headings and main ideas summarised below:

Human Rights Policy: We are committed to fulfill our duties by adopting an attitude embracing fundamental rights and freedoms, contributing to the creation of a decent work environment honoring human dignity, and ensuring compliance with national and international legislation on work life.

Environmental Policy: Turkcell aims to contribute to the economy and meet long-term environmental sustainability by raising awareness of circular economy, with an awareness ofthe environmental impact throughout the value chain.

Customer Satisfaction Policy: We resolve customer requests in an open, transparent, swift and customer-orientated manner.

Quality Policy: We continuously improve our processes and implement an effective Quality Management System.

Anti-Bribery and Anti-Corruption Policy: We consider it a necessity to carry out our activities fairly, honestly and in accordance with legal and ethical codes.

Information Security Policy: At Turkcell, we ensure the security of information in accordance with business needs, laws and legal regulations.

Donation Policy: Through our Company and its subsidiaries, with the authorization from the Board of Directors and within the annual donation limit determined at the General Assembly meeting; donations are made to organizations, associations and foundations that carry out projects related to education, sports, culture and arts, environment, health, restoration of historical artifacts, humanitarian aid, involving the disabled in society, entrepreneurship and technology, and similar publicly beneficial activities.

As Türkiye's leading telecom company, you may access the policies we implement to aim for the highest standards at turkcell.com.tr.

Our Brand

Turkcell, which started its digital operator journey as one of Türkiye's strongest brands, continues to be a brand that always puts its customers at the center by implementing an ecosystem-based brand transformation and enhancing its strength by investing in technology. With 30 years of strong experience, the Turkcell brand aims to touch every aspect of its customers' lives by combining its superior technological infrastructure and quality with our distinctive products and services, as befits its leadership in the new world. We offer our customers a world that is easier, more fun, more secure, more privileged, sensible, people and environment oriented, while at the same time providing them with the difference of "excellent service" with personalised, consistent, and simple experiences by leveraging our technological superiority.

With the responsibility of a leading brand, we lead all companies that strive to achieve our country's economic goals, and we stand by companies and small businesses with corporate businesses.



Our Brand Communication Activities in 2023

At the beginning of 2023, after the disasters that left our country in deep mourning and changed all our communication plans, we promised to implement many projects with our love for our country as Türkiye's Turkcell and our sensitive brand behaviour model. By identifying the necessary areas for the reconstruction of the disaster area, we have implemented and communicated our Turkcell Gönül Bağı projects in many areas, from education to employment, from starting commercial businesses after the earthquake to using solar energy. In Gönül Bağı projects, we communicated issues such as the opening of the Hatay Call Centre, Gönül Bağı Passage, employment mobilisation, academy training, open businesses, Financell solar energy power plant loan with commercial films, while we carried out integrated campaign management with tent city events and social media communication. In the same period, we launched our Fizy, Pasaj, TV+, Paycell and Lifebox products with the "Türkiye's Couples" advertising platform. With these commercials, we tried to transform the Turkcell brand, which has a strong recognition as a telecom operator, into a digital ecosystem brand. In this advertising platform, Melis Sezen and Onur Tuna portrayed the couples with different characters in life.

We explained Turkcell's mobile/fixed tariffs and offers to its customers by leveraging our strengths in technology and using comedy elements. Doğu Demirkol was the main character in our advertisements in this area.

We continued to be among the reputable companies with our commercial film accompanying the enthusiasm of the 100th anniversary of our Republic and we were shared millions of times with our slogan produced for digital sharing.

As Turkcell prepares for its 30th anniversary, we will continue to produce advertisements that focus on our customers, embrace the whole country, touch emotions and are much talked about.



Turkcell
Gönül Bağı
Projects
DON'T FORGET
so that our businesses are reborn with the sun.
Embrace Financell's assistance in transitioning to solar energy systems today!

fizy
for
everyone
WITH fizy
LISTENING TO MUSIC
MATCHING YOUR MOOD IS

Our Strong Sales Channels and Services

Our Sales Channel Structure

As Türkiye's leading communications and technology company, we continue to bring our customers together with all the tariffs, campaigns, devices, services and solutions we offer. We continue to provide customer-oriented services and solutions through our Turkcell stores, alternative sales channels, online channel, Turkcell mobile application, Pasaj application, fiber and DSL solution centres and corporate sales channels.

We bring our integrated Turkcell solutions to our customers in all our sales channels and strive to provide the same high quality service at every point.

Our Retail Channel

With our 1,104 Turkcell Stores and 3,952 digital points of sale, where we have completed the transformation of our retail channel into a digital experience chain, we are present at every point our customers need with the superior Turkcell service quality.

In order to increase our market share and customer loyalty with our Smart Offer Management model focusing on existing and new customer acquisition, we continue to provide our customers with content-rich offers tailored to their needs and at different price levels.

We continue to run our regular monthly customer campaigns with competitive device offers under titles such as "Yellow Days, Stretching Limits, Star Product of the Month". In this way, we ensure that we keep our customer traffic at the highest level by presenting our customers advantageous offers across many product groups at different times.

After the earthquakes on February 6, 2023, 20 Turkcell Store Containers and 38 DSN Store Containers were sent to the disaster area. Our container stores are still in operation in 5 provinces of the earthquake zone. Necessary plans have been made to provide spare containers in case of another possible disaster.

Employee Experience in Sales Channels

The Store Employee Certificate Programme, which was implemented with the aim of positioning employees with the same qualification and knowledge level in Turkcell stores and providing excellent customer experience, continued in 2023 with a 99% success rate. The additional benefits provided to our Certified Ambassadors according to the Store Employee Satisfaction Surveys also continued.

Training was provided to all channels on 91 topics for focus, business and personal development.

We issued Certificates of Expertise to 740 individuals who successfully completed the Financell Certificate Programme, which enhances our Ambassadors' knowledge of our financial products. This brings the total number of employees with Advanced Financell Certificates to 12,449.

The award-winning BEST Knowledge Level Assessment exams were launched for Turkcell Store employees. The winner of each of the 15 regions with the highest scores was awarded a Paycell prize and cultural trips with accommodation.

The Super Stars Training Programme, which contributes to retail, digital transformation, personal competence and management awareness of employees, is conducted as a one-week, 42-hour in-person training with a leading university in Türkiye. The programme was voluntarily attended by 100 employees with 2 years of experience and the best scores in BEST exams.

- Support payments were made to employees in the State of Emergency provinces.
- Additional data packages were provided for all employees in the relevant provinces.
- Earthquake-related health expenses were included in the scope of the health policy, enabling services to be received from all hospitals.
- Life insurance procedures were initiated for the deceased personnel.
- Aid packages were sent to a total of 1,050 employees and company owners in 5 provinces during Ramadan and Eid al-Adha.
- Psychological First Aid and Psychosocial Support trainings were given to employees directly and indirectly affected by the earthquake.

By transforming our Turkcell stores into technology stores and as an ecosystem brand, we continue to open new categories where we can meet all the electronic needs of our customers.

With the high instalment advantage of up to 36 months in our Turkcell stores, we offer our customers all categories of products such as small home appliances, personal care products, accessories, food preparation sets and e-games with Turkcell assurance. In addition, we are now able to offer our prepaid Turkcell and non-Turkcell customers our advantageous cash offers, which were previously only available to Turkcell postpaid customers. Starting with air conditioners and TV products in 2021, our "Sales from Catalogue" model, in which large-volume products that our customers select from digital catalogues in Turkcell stores are sold without stock, delivered and installed directly to the customer, continues to grow without slowing down with new product categories such as the PC category from November 2022 and white goods and small home appliances from January 2023.

In line with our retail channel deepening strategy, we continue to shape our investments in this direction by focusing on communication, traffic, sales, supply, loyalty, blending physical and digital experiences and delivery.

Continuing the transformation of technology and experience in our stores, in May 2022, we transformed 103 stores, at least 1 in every province of Türkiye and more than 1 in major cities, into the Disabled-Friendly Store concept. We enabled all our hearing-impaired, visually impaired and physically disabled customers to receive equal and accessible service with our in-store applications.

With

103 Disabled-Friendly Store in

79 provinces of Türkiye, we enabled all our hearing-impaired, visually impaired and physically disabled customers to receive equal and accessible service from our in-store applications.

We strive to provide our customers with the same high quality service in all our sales channels, and we continue to make a difference in our service and sales processes with our integrated channel experience solutions.

Since 2021, with the "Customer Contact Journey Platform", we have been following the integrated experience in terms of service by showing the store and call center employees the channel in which our customers have made transactions. Since all our channel employees see this journey before serving our customers, they have information about our customers' previous experiences, which contributes positively to customer satisfaction.katkı sağlıyor.



We are improving the procurement processes of all Turkcell channels thanks to our "Digital B2B Procurement Platform", which can supply multiple channels with a wider range of products and categories and a multi-buyer-seller structure. We continue to provide customised guidance to our merchants according to their orders and sales by speeding up our processes and improving the experience with our content management team

Currently, the Turkcell portal offers

30,000 products from

120 brands to Turkcell dealers with

20 active suppliers.

 he delivery of devices purchased through turkcell.com.tr in the physical channel via "Delivery Point" and the delivery of SIM card products such as Postpaid Number Transfer, Prepaid Number Transfer, Postpaid New Line, Prepaid New Line, which are pre-applied through turkcell.com.tr, via "In Store Delivery with a Click ", have been carried out in our stores since 2019.

Thanks to the **"In Store Delivery with a Click "** service, our customers, who do not have to wait at home for their parcel to be delivered to them, can get their parcel faster through our stores, while at the same time they can satisfy their related or other product and service needs, if any, in our stores.

In line with our sustainable environmental approach, the "Refurbished Device Sales Campaign", which we started as of July 2021, continues at full speed in order to bring the devices that continue their life cycle back into the economy.

Thanks to the refurbished devices we offer to our customers with cash and contracted offers through all Turkcell stores and the online channel, we support the reduction of unregistered device sales and device imports, while also reducing the environmental impact of the device trade. In 2023, we collected a total of 19,500 old devices from our customers, 9,000 through the cash collection scheme at Turkcell stores and Pasaj and 10,500 through the "Bring Old, Take New" scheme, and sold 1,800 refurbished devices. We expect this trade, which we have started only in the smartphone category at the moment, to grow in different categories in the future, supported by the regulations to be published by the relevant institutions, thus promoting the understanding of sustainability in all categories of the technology world.

Training on energy efficiency, energy saving and sustainability in Turkcell stores has been developed with the support of Turkcell Academy and shared with all Ambassadors. Projects have been implemented to reduce energy consumption in the stores. The backlighting of LCD screens in stores was reduced by 30%, resulting in energy savings of 25%. In addition, air conditioning methods were discussed and measures such as correct placement, appropriate temperature settings, etc. were determined. In 2023, efforts on reducing the ecological footprint and implementing alternative energy solutions continued.

We continue to contribute to education by recycling technical waste through our another sustainability project, the "Recycle to Education" campaign. As part of the "Recycle to Education" project, e-waste (mobile phones, computers, tablets and accessories, etc.) brought to the recycling bins in Turkcell stores are sent for recycling in cooperation with the Informatics Industry Association (TÜBISAD), an authorised organisation in this field. All proceeds from the recycling are donated to the Educational Volunteers Foundation of Türkiye (TEGV) to be used for the qualified education of our children. From November 2019, when the project was launched, until the end of 2023, Turkcell has recycled approximately 34 tonnes of electronic waste, including 4.2 tonnes last year. All proceeds from this project were donated to TEGV, contributing to the qualified education of more than 40 children.

Our Alternative Sales Channel

With a sales volume of 24 million units, our alternative sales channel continues to be present in telesales, chains, bank channels and hypermarkets, and we have turned every channel that touches the customer into a sales channel. Our alternative sales channel has become the main sales channel for our digital services, with 3.2 million units of sales of TV+, lifebox and fizy products, using analytical models and artificial intelligence and big data. With the TV+, lifebox, fizy collaborations we made in alternative channels, we ensured brand awareness of our DSS products and increased our sales by directing our customers to digital channels. We continued to drive awareness and sales of our DSS products through the positioning of scratch cards in chain stores. We also achieved mass DSS sales through bundle campaigns.

Our Digital Sales Channels and Services

With our focus on digitalisation, our online sales channel continued to lead the Turkish e-commerce sector in 2023. In Q4 2023, the monthly average number of visits to our website and Turkcell mobile app reached 32.6 million and 25 million, respectively. The number of top-ups made through our digital channels increased by 130% compared to 89% growth in the previous year. The ratio of postpaid subscribers who switched tariffs via digital channels increased by 11 percentage points year-on-year to 34%, while the ratio of prepaid subscribers who top-up their TRY/packages increased by 9 percentage points year-on-year to 49%. In addition, new customer acquisition through digital channels increased by 123%. In line with our channel growth strategy, we continue to focus on communication, traffic, sales, delivery and loyalty, and to invest accordingly. We have implemented all the technical improvements we have made to improve the processes in this area by working with Turkcell's expert and dynamic Information and Communication Technologies (ICT) team. Under the guidance of our Artificial Intelligence and Data Analytics teams, we have implemented our sales setups that emphasise the importance of personalisation. By adopting a creative, lifelike, sincere, value-oriented and intimate approach to communication, we have enabled our customers to spend more time with Turkcell. As part of our digital transformation project, we have redesigned the screens by making them very concise and focusing on perfecting the

experience. By this way, our subscribers can easily change their package and sign new contracts with just a few clicks. At the point of understanding the needs of our customers, we continue to design campaign setups for Turkcell products in both postpaid and prepaid new facility and customer number portability categories in order to offer more internet and more advantageous price services.





By the end of 2023, new customer acquisition through digital channels increased by

123%



The number of top-ups made through our digital channels increased by

130%

With the goal of "safe online shopping", Turkcell launched Turkcell Pasaj, Türkiye's electronic marketplace platform, in December 2020 in cooperation with Türkiye's largest and most reliable suppliers. At Turkcell Pasaj, where thousands of products ranging from phones to vacuum cleaners, televisions to computers, white goods to mother and baby products are available, users are offered fast delivery and flexible payment options, as well as easy cancellation and return rights. Products purchased from Turkcell Pasaj are delivered to customers in 100% environmentally friendly and recyclable boxes. At the same time, by offering a real online/offline shopping experience together, customers are offered the opportunity to receive the products they purchase on this platform from the Turkcell store.

Adding a new one to our range of discount options and different payment alternatives suitable for everyone at Turkcell Pasaj, from which all operators' customers can benefit, the shopping loan offered by Turkcell Finansman A.Ş. was launched in the first quarter of 2023 by making it available to non-Turkcell customers. We also continue to take steps to take our service level one step further with Pasaj Blog and Pasaj Gaming.

In Turkcell Pasaj world, we know our customers and recommend the right products and offers to our customers by predicting their next step with artificial intelligence technology. With Pasaj Personalised Offer World, we offer our customers instant personalised campaigns according to their interests.

We continue to implement technology developments that provide an integrated channel experience for our customers to continue their uninterrupted shopping journey across all channels. Today, our customers can receive a product purchased on Pasaj in Turkcell stores, reserve stock from a store of their choice by viewing the products on Turkcell Pasaj, or purchase the product of their choice on Pasaj screens in stores and have it delivered to their address.

During the period of the earthquake, we ensured that the products in Turkcell Pasaj were purchased by customers and delivered to those in need without any profit within the framework of the "mobilization" call by the Ministry of Trade. In addition, with the mobilization we started as Turkcell Pasaj from the first period of the earthquake, we delivered various products such as heaters, sanitary pads, coats to those in need with trucks coordinated by AFAD. We also did not forget our furry friends in the region and sent thousands of pieces of cat and dog food to the earthquake zone.

With 'Gönül Bağı Pasajı', one of the Gönül Bağı projects implemented by Turkcell to improve the disaster area after the Kahramanmaraş earthquakes, we reached thousands of households with local products ranging from food, plants and decorations to jewellery and accessories. With Gönül Bağı Pasajı, we continued to reach out to women in the disaster area. We continue to support women producers by bringing together earthquake-affected women entrepreneurs who want to participate in the Pasaj via showcasing the products produced by the women by exhibiting their craftsmanship with consumers through the Women Entrepreneurs Association of Türkiye (KAGIDER).

In addition, together with our business partners who contribute to our sustainability goal, we continue to make the process easier for our customers by offering a "door-to-door appraisal" service in certain regions, as well as receiving used equipment from our customers by freight and courier.

Turkcell Super App

In 2022, we renewed the design of Turkcell mobile application, and in 2023, we transformed it into an ecosystem gateway that brings together sub-brands and award-winning digital services in the Turkcell ecosystem with users with the Super App model. In 2023, it was downloaded 29 million times, and our customers logged in to Turkcell mobile application 162 million times a month on average in the last 1 year and carried out their transactions through the application. In the new version of the Turkcell mobile application, a more sales-oriented experience is offered on the Pasaj side with areas such as category structure, Recommended for You and Deal of the Day, while on the operator transactions side, our customers can view their remaining usage, review and pay their bills, access packages, services and campaigns suitable for their usage, and switch between tariffs instantly. In this way, our users can now easily discover and subscribe to Turkcell, Superonline and Pasaj, as well as many brands and services in the Turkcell ecosystem, without downloading the application to their phones. On the redesigned stores screen, they can access the nearest store information, as well as review store campaigns and personalised device offers. Our users have the opportunity to discover and subscribe to TV+'s content with a single mobile application through the ecosystem entrance gate, apply for Güvencell's products, benefit from brand collaborations at the Opportunities Gate and review corporate solutions at İşTurkcell.

In addition, our customers can add fixed internet and all other Turkcell lines from the "Add Account" step and manage them through a single application. Nearly 475 thousand Superonline customers perform an average of 8.9 million transactions per month via Turkcell mobile application.

Our Tariffs and Packages

Our Postpaid Packages

Our intelligent offer management model, based on artificial intelligence, enables us to provide our customers with content rich offers that meet their needs at different price and content levels. We also ensure that our customers see the same offers across all our channels and can easily take advantage of them. At a time when cost optimisation is becoming increasingly important for companies, we have achieved our goal of making digital channels, which offer advantages in terms of both cost and customer experience, the primary channel through which customers can carry out many transactions, such as re-contracting, upgrading and buying additional packages, without intermediaries. Using our analytical models to increase the share of the digital channel, we designed personalised campaigns, discounts and gifts specifically for this channel. While implementing these actions, we communicated with our customers at the right time and developed user-friendly designs that allow our customers to make their transactions through the digital channel much faster and easier.

Throughout 2023, we continued to provide our customers with offers with different content and price levels, in line with rapidly changing market conditions and customer usage habits. We launched main packages and additional packages with high content for high data usage.

By 2023, we have advanced our digitalisation vision, which is at the core of our corporate strategy, and created a channel that creates value for our potential customers. Our decisive steps to digitise our business processes and customer interactions were supported by extensive innovations on our platform. With these innovations, we increased our channel share of new postpaid subscriber acquisition from 5.9% in 2022 to 12% in 2023, strengthening our position in the market. At the same time, with our campaigns for new postpaid subscribers through our digital channels, we exceeded our targets by increasing

the number of applications by 82% and customer acquisition growth by 123% in 2023.

We have used an advanced analytics model to analyse the behaviour patterns of our customers who want to convert their prepaid lines to postpaid in detail, in order to offer them the most suitable offers for their specific consumption habits and needs. As a result of these analyses, we have further personalised the offer management process for our customers. We also reduced the number of transaction steps by 66% to improve the customer experience. This new sales process led to a significant increase in customer satisfaction and results that clearly demonstrate the success of our digital marketing approach.

Our Prepaid Packages

We constantly monitor the usage habits and needs of our prepaid customers through big data and market research, and expand and regularly update our prepaid package alternatives accordingly. In addition to monthly packages, we meet the short or long term needs of our customers with our daily, weekly and 3-6-12 month solutions. Based on customer feedback, we are continuing our practice of adapting our telecommunications services to better meet customer needs and demands by offering new high data packages and additional social media-oriented packages to meet growing data needs. At the same time, we are using our artificial-intelligence-based analytics models to deliver our packages tailored to our customers' changing needs through the right channel at the right time.

We also focus on offering solutions and campaigns to meet our customers' telecommunications needs in the digital world of consumption. We continued to ensure the loyalty of our customers using the Turkcell application to the channel with digital channel-specific packages, comparability of all packages, a world full of gifts and continuous renewal. The segmentation structure we have established according to the channel usage habits of our digital customers allows us to create customer-specific campaigns, which helps us to increase both the number of customers who

are new to the channel and the number of customers who use the channel regularly. By tracking digital footprints and personalising campaigns, we are also increasing the top-up amounts of our customers. We contribute to digital transformation, especially by attracting our customers who have never used digital channels to the channel with automated short-term opportunities.

In parallel with Turkcell's digital transformation strategy, we started to offer our prepaid line services through our digital platforms. With these developments, we have made significant progress in our digital transformation process and provided value-added interactions to our customers.

Corporate Packages

We continued to develop specializsed solutions to meet the growing internet and communication needs of our corporate customers with our innovative offers. Our diversified campaigns covered a wide range from popular social media and instant messaging applications to internal communication benefits, enhancing the benefits of being a Turkcell customer. We continued to make a difference with our unique offers specially designed for new customers, merchant and the SME segment. Considering the dynamics of the local market, we offered special campaigns for specific provinces. By focusing on the lifecycle of our customers at Turkcell with the power of analytical modelling, we immediately met their needs with the most appropriate offers. As a result, we further strengthened our value for money perception among new and existing customers.

We exceeded our targets by increasing the number of applications by

82% **and customer acquisition growth by**

123%

in 2023.

Innovation

Turkcell Gold Membership

We were the first in the industry to launch the Gold Membership World for prepaid customers. We have created a world full of privileges based on the understanding of prepaid customers who operate on a limited budget and feel relatively more distant from membership worlds compared to postpaid customers. This membership world, which our customers who top-up regularly can join, is monitored through the Turkcell application and aims to both encourage customers to purchase bundles and contribute to digital transformation. An innovative digital world has been created where customers can track their top-ups and gifts and participate with screens that motivate them to make more top-ups and become Gold Members. These screens are designed to make it easy to understand the requirements to become a Gold Member and to benefit from privileged gifts once becoming a member.

Summer Package

We have specially developed the Summer Package concept for our customers who have seasonal internet needs and who express their wish to "have my internet with me anytime, anywhere". This package promises a free and uninterrupted connection to our customers who travel, enjoy holidays or spend time in summer regions during the summer months. Whether you are by the sea or in the mountains, with the Summer Package, our internet service is always with our customers and always accessible to them. With this package, we offered our customers the pleasure of staying connected to the digital world even while enjoying the season.

Flex Package

With the Flex Package, we adapt to the usage of our customers. Our customers' internet usage needs may change over time. In this direction, we have launched our Flex Package for our customers whose package is not enough, but who do not prefer to change packages or buy additional packages. In the Flex Package, when the package is not enough, our customers automatically switch to the next level and continue their usage at an affordable price level. Moreover, thanks to its contract-free structure, our customers can change packages as they wish.



Thinking Out of the Box with Turkcell Yapboz

As a first in the telecommunication world, we launched Turkcell Yapboz, the flexible tariff system which allows our customers to shape their package according to their needs, across entire Türkiye and on digital channels. With the billing system based on unit price, we offered this free world, where our customers can increase or decrease content such as GB/SMS/MIN during the month, not only to new customers, but also to customers who want to switch from Prepaid Card to Postpaid. We opened the door to a world where they manage the whole process themselves by overcoming the fear of bills.

Two New Features for Prepaid Customers: Doubling and Extending

Focusing on customer insights, we continued to offer our customers two new features that specifically address their needs for non-wastefulness and convenience. Prepaid customers can purchase the ability to double the internet in their package or extend the duration of their package by one week. Thus, we continue to offer a more flexible world to our customers this year by offering a GB solution to customers who do not have enough GB and an additional time solution to customers who think that the content of their package is wasted.

Superbox GO

While maintaining our leadership in the mobile broadband sector, we launched Superbox Go in June 2022 for both postpaid and prepaid customers by positioning the Turkcell brand in our devices. This year, we continued to make Superbox Go special with features that other devices do not have, such as high quality, device connection up to 32 people and automatic switch-on feature. We explained our product to our customers with different style communication videos and closed the season with ATL communication by advertising it in Turkcell Vadi for the first time outside of BTL communication.

Fixed Services

We continue to meet the needs of our customers with high-speed internet options, home installation and a wide range of Turkcell Home Internet offers with favourable commitments. We continued our new homepass investments in 2023 to deliver lightning-fast internet to more homes on Turkcell Fiber.

We continue to improve our analytical capabilities in order to present offers that are in line with our customers' usage habits and our marketing strategies. By integrating models such as customer promotion and directing to higher speeds with the Turkcell application, we present our offers to customers digitally. We have also initiated an end-to-end digital activation experience by launching our online sales process. Concurrently, we have further emphasized digitalisation for all our processes by offering additional benefits to our new customers on digital channels and increasing the intensity of our communications. We aim to increase our competencies at every step in the new period for digital transformation. We also use our analytical competencies in acquiring new customers with location-based analyses in fiber and converting our existing customers to fiber.

We Focused on Valuable Customer Acquisition with Turkcell Fiber and VDSL Speed Festival

Considering the increasing need for speed in homes, we prioritised our Light Speed campaigns in Turkcell Fiber in order to bring Turkcell Fiber speed and quality to more homes. As a pioneer in the market in high speed campaigns, we continued to offer 1000 Mbps speeds to our customers. In this way, we doubled the number of customers using speeds of 100 Mbps and above, and more than tripled the number of customers using 1000 Mbps.

Turkcell Wi-Fi 6 Technology

We bring our customers together with the most advanced technologies in home internet. Wi-Fi 6 technology, which increases coverage within the home, was introduced to Turkcell Superonline customers for the first time in Türkiye in 2022, and we started to offer this technology to all fiber homes in 2023. We are currently testing the latest technologies such as Wi-Fi 6E, an advanced technology of Wi-Fi 6, which we call "the technology that breaks down walls". In this way, we are working to make Türkiye one of the leading countries in digital transformation and access to information.

As of the end of 2023, we offer Wi-Fi 6 technology to 41% of our fiber customers. As with Wi-Fi 6 technology, we also maintain our leadership with Wi-Fi 7 technology. In this context, we conducted Wi-Fi 7 product trials for the first time in Türkiye and announced it with a press launch. In this manner, we are striving to position Türkiye as one of the leading countries in digital transformation and access to information.



International and Wholesale

Through our business partnerships with national and international operators, we shape the change and contribute to the development of Türkiye's telecommunications sector through international roaming, interconnection, wholesale voice, wholesale data, tower and digital services.

The Main Internet Route of Türkiye

Since 2008, we have been working to position Türkiye as the main internet route and Istanbul as the internet hub of the region with our vision of transforming the historical Silk Road route into a fiber route. As a result of these efforts, we have become the most important capacity and internet provider in many neighbouring countries.

Through our partnerships with the world's leading operators, we have acted as a bridge to provide uninterrupted and lightning-fast internet from east to west for our wholesale customers.

Istanbul: Traffic Exchange Hub of the Region

Within the scope of our wholesale data services, our international transport capacity exceeded 15 Tbps. We collaborated with the world's largest global traffic exchange platforms and played a major role in their decision to come to Türkiye. Thus, we have taken one of the most important steps in making Istanbul the traffic exchange centre of the region. We also played a major role in content providers' decision to provide their services from Istanbul.

Wholesale Voice Services

Turkcell and Turkcell Superonline provide wholesale voice services through interconnection agreements with fixed or mobile operators and international carriers. Turkcell Superonline has interconnection agreements with more than 100 national and international carriers. Turkcell has interconnection agreements with Türk Telekom, Vodafone, TT Mobil and other fixed telephone service operators, whereby the parties interconnect their networks to enable the transmission of incoming and outgoing calls to and from mobile communication systems. Turkcell has interconnection agreements with more than 70 fixed line and mobile operators and carriers.

International Roaming

Our Roaming strategy has been to provide our customers with uninterrupted communication wherever they travel, thereby achieving broad international coverage and offering foreign visitors the opportunity to benefit from Turkcell's service quality. In addition to existing services, we continue to position our service quality at the highest level by launching innovative services such as VoLTE and 5G. Our international coverage extends to many countries globally through our International Roaming agreements. With more than 800 business partners in more than 210 destinations worldwide, we are strengthening our position as Türkiye's leading international roaming services provider.

Digital Export

In 2023, we aimed to increase the international spread of our digital services and technologies through our global collaborations and closely monitored opportunities.

In 2024, we will continue our efforts to expand the spread of our solutions by deepening in new markets where we will offer our international services and services.



Our Segments

Turkcell's World of Privileges: Platinum

In 2023, we brought content suitable for our rejuvenated audience and new trends to our customers in the Platinum application. We launched the privilege of exclusive membership for our customers on Türkiye's leading digital platforms. With the "Surprise of the Week", we increased our online benefits and brand diversity that are valid on Türkiye's leading e-commerce platforms, and continued to offer thousands of gifts from different brands every week. We continued to give our customers the latest devices and accessories with our regular "Dream Gifts" draws. Gift Coffee became one of our most popular campaigns. Our popular Platinum GB Hunt game continued to give customers the chance to win mobile internet while having fun. In November, we held the Platinum Offroad Challenge, one of the most prestigious events, at Turkcell Platinum Park. With car rentals, discounts at exclusive brands, Havaş and many other privileges, the Platinum Privilege Programme was visited around 23 million times in 2023. Our brand enriched the lives of our customers with our sponsorships and privileges such as Turkcell Platinum Park, Zorlu PSM, Turkcell Vadi, Winter and Summer.

⎯⎯ 🖥 You can review the Turkcell Platinum application to discover the privileged opportunity world of Turkcell Platinum.

The Place for Youngsters to Have Fun and Win: GNÇ

GNÇ, the most popular mobile application among young people, underwent a new design process in 2023. With the new design, the benefits and paid content within the application became much more visible. As a result, it was better positioned for young people as the "shortcut to winning while having fun". As a result, the application's score in the Apple Store and Play Store increased by 0.8 points out of 5. The Apple Store rose from 2.6 to 3.5 and the Play Store from 3.0 to 3.9.

With this score increase and in-app innovations, GNÇ exceeded 19 million downloads this year, once again becoming one of Türkiye's top 5 apps in the entertainment category. GNÇ, which surpassed 5 million in 3 month-activeness, increased its application revenue to a record level in 2023.

While Çatlat, the most popular internet campaign among young people, had over 91 million participants this year, our new campaign GNÇ Galaksi allowed young people to win vouchers from their favourite brands with the stars they collected in the application. In GNÇ Galaxy, 32 million stars were collected, resulting in 550 thousand prizes in the Galaxy, where users who completed the stars won dozens of benefits.

In 2023, when we developed our game content, 5 new free games and 1 new paid game met with the young people in the application. The total number of games played exceeded 7.5 million. In 2024, we will continue to engage young people with our innovations with our AI-powered gaming platform, while increasing interaction with our game content with the PvP (player vs. player) structure that users can play against each other.

Finally, in 2023, we launched GNÇ UP, a new video and social media platform, to add another dimension to the GNÇ application, which is active in the entertainment category. In 2024, we will strengthen GNÇ UP, which has reached over 1 million views in 7 months, to offer a unique experience by feeding it with an artificial intelligence approach.

Strengthened by our user-friendly experience in our completely renewed application in 2023, we will continue to be the most favorite application of young people with our rich and entertaining content by moving forward in 2024 with a more technology-centered and user experience-oriented approach.



Shake and Win Continued to Put a Smile on the Faces of Our Customers

Thanks to Shake and Win, one of Turkcell's most popular and well-attended campaigns, we continued to make our customers smile with rich gift options this year. In 2023, we distributed millions of gifts every week. We will continue to innovate the Salla Kazan campaign and the gifts we offer in line with the changing needs of our customers over time.

We continued our Shake and Win set-ups for special periods such as Ramadan and the 100th anniversary of the Republic. In the coming years, we will continue to let our customers experience the richness of Turkcell and contribute to our company's KPIs with our Shake and Win innovations.

Turkcell Biz

Turkcell Biz has been in our lives since September 2020 and has created a difference by offering features like free-of-charge GB transfers, which our customers had been expecting. It has been successful in terms of originality and has reached a wide audience as a value in line with Turkcell's innovative image.



Turkcell Bizce, the Application of Active Women, Became Women's Favourite Application

We continued to offer brand new features and content to meet the changing needs of our female customers with the renewed Turkcell Bizce, which we aim it to be the most popular application among women by increasing interaction through innovative approaches and creating pleasant moments. Inspired by the "Just For You ToSmile" sweepstakes, which we held for the first time with artificial intelligence technology, our users showed high participation in the "Autumn Sweepstakes", where participants took part in the sweepstakes with flower and tree photos using our artificial intelligence-based photo recognition infrastructure to celebrate autumn, and the "New Year Sweepstakes", which we designed to celebrate the New Year. In total, 500 thousand people took part in the competitions we ran throughout the year. Our "Collect Coupons" campaign, which we have been running for four years, taking into account women's past habit of collecting coupons, continued this year with innovations. In our campaign, where approximately 10.5 million coupons were issued, our users redeemed their coupons by converting them into GB or branded gift vouchers. Around 700 thousand gifts were redeemed in this way. Our brand new games "Is It Him or Her?", "Which One Is You?" and "Hint", which we designed for our users to have fun, were played 4.8 million times. The games "Win GB with a Pair", "Winning Words" and "4 Transactions with Plenty of GB" were played 175 thousand times. While we hosted experts on Our Forum platform, where many different questions on women's minds, from health to food, were answered by experts with videos. In the "Get Inspired" and "Do It Yourself" categories, we shared success stories, repairs, recipes, crafts and personal development videos that our users could be inspired by, with videos narrated by women. Our customers listed discounts 120 thousand times with 'Share Discount'. By collaborating with different brands, we offered various discounts and benefits to Bizce users.

Turkcell Kid

With the rich in content and advantageous offers specific to children aged 7-15, Turkcell Kid packages are innovative plans for the children's segment providing umbrella solutions to address security concerns of parents with features allowing them to manage their children's mobile usage. These packages have been offered to parents first by Turkcell, after analyzing their needs and bringing together the solutions suitable for them. Turkcell has owned the children's segment with its children's packages and supported its innovative image. The children's segment continues to grow with communications from our side where we reach parents in all kinds of media.



As the Turkcell family, we aim to make our customers feel "Safe, Valuable, Happy" in every step we take, in all the products and services we design, and to provide them with an "easy, personalized and consistent" experience in line with our "Our Brand and Our Connection with Customers" initiative.

Our Customer Relations

Customer Satisfaction and Loyalty

We want all Turkcell employees to make decisions with the awareness of "I am here for my customer" and we take care to consider the Turkcell Experience Principles when making these decisions. As part of our people-oriented communication, we listen to the opinions of our customers and consider their needs, suggestions and requirements. Above all, we want to contribute to the elimination of social inequalities by making our products and services, which are designed to create value for people, accessible to everyone. We consider the high level of customer satisfaction that is the result of all these efforts to be one of the most important measures of our success.

In line with the goal of managing the wealth of channels Turkcell offers its customers as "One Turkcell", "Omnichannel Experience" is one of our priorities in customer relationship management. With our Omnichannel project, we aim to provide an integrated experience where our customers do not have to repeat the same information in their interactions across Turkcell channels, where we surprise them with our technology, and where channels are managed in harmony in the customer journey.

Customer Orientated Company Culture

We aim to create and implement innovative solutions that contribute to the lives of our customers with the participation of our employees in order to improve the customer experience by keeping the customer-centric culture alive throughout Turkcell.

For this purpose, in 2023 we came together with our locations in different regions of Türkiye and organised "Hacxathon" experience competitions with our representatives. We answered the questions of our employees in our locations in the "Voice on Rota" sessions. We listened to calls in all locations and together with our teams we took measures for improvement.

As Turkcell, we will continue to listen to our customers and stand by them with the solutions we produce for their needs, with the awareness that there is always something better for our customers.

Customer Satisfaction Management

As part of our people-focused approach, our Customer Satisfaction Policy commits us to resolving our customers' concerns in an open, transparent, fast and reliable manner. We also want to design all our processes with our customers in mind. To this end, this year we launched our TX-Cube design space, which is designed to stimulate innovation, encourage a user-centric mindset and provide an environment where we can work with multi-disciplinary teams to design differentiated products and customer journeys. In the TX-Cube, we develop our new strategies, improve our customer touch points and try to develop projects that contribute to efficiency and digitalization.

We continue our efforts to strengthen the bond with our customers across channels, to closely monitor customer sentiment and to create products, services and journeys that best meet our customers' needs. In line with our customer experience strategies, we set, target and monitor our customer experience performance metrics each year.

Artificial Intelligence in Customer Experience

To provide a better experience for our customers, we have made listening, understanding and empathizing with our customers our core principles. In this context, we can instantly understand the voice of our customers with our text and voice analytics capabilities integrated with artificial intelligence technologies and work to provide better services to our customers.

Turkcell Asistan, Turkcell's artificial intelligence-powered digital assistant, is a strategic milestone in the company's digital transformation journey. Developed entirely locally by Turkcell engineers, the chatbot operates within Turkcell's mobile applications and provides 24/7 mobile and fixed-line service on hundreds of issues ranging from billing transactions to international service settings, package information and special offers. In

2023, Turkcell Asistan conducted 89 million conversations with 15 million customers, successfully completing 98% of transactions on average on first contact. This innovative platform plays a critical role in the mobile infrastructure of Turkcell's application and enriches the customer experience. In the coming years, we will continue to make significant investments to improve our contribution to the customer experience and enrich it with new technologies.

The Turkcell Voice Response System is evolving every day to provide a proactive and personalised service by anticipating the needs of customers. With the proactive activities we added in 2023, we continue to support our customers in 6 million calls per month. Our voice response system, powered by artificial intelligence, provides proactive information and personalised suggestions on a wide range of topics, from billing to parcel information.

For example, if a customer's contract is coming to an end or their package is about to expire, special offers are proactively recommended to our customer, and the package information provided in these recommendations is read out by an artificial intelligence voice. Or, if our customer has been called by Turkcell for some reason and could not pick up the phone, when he calls Turkcell back, he will receive information about why he was called before he says anything, and offers suitable for his needs will be presented.

In social media, we serve our users 24/7 with a total of 65 accounts on Facebook, X (Twitter), Instagram, YouTube, LinkedIn and Tiktok (6 channels). We coordinate a total of 1 million pieces of social media content per year. We support our digital applications by establishing dialogues with users according to the nature of the channels and our brand positioning.

At the same time, we index 10 million pieces of social data each year using our artificial intelligence analytics models and take various actions to improve both reputation management and customer experience.

Average Response Time of All Media and Accounts (minutes)

2019	2020	2021	2022	2023
20	18	17	12	12



Value-oriented and responsible supply chain management

We evaluate the activities and practices of every company in our supply chain, the products and services we purchase, and every process in our supply chain management within our value creation principle. With the aim of making our supply network agile, flexible, and sustainable in our activities in Türkiye and abroad, we are restructuring our main business processes, logistics, and technologies with a holistic approach, with the support of our suppliers.

We sign a framework contract with each company we work with in our supply chain; our policies and contracts guarantee our ethical, fair and honest business practices. In this contract, we ensure compliance with our principles on issues such as workers' rights, no use of child labour and no use of forced or bonded labour. As part of the child labour clause in our framework agreement, the clause "The company shall not use child labour" is included. In this context, We joined the Alliance 8.7 Action Pledge to end child labour. Unless a higher age limit is required by local law, "No person under the age of 15 (as defined in International Labour Organization Convention No. 138) who has not completed compulsory education shall be employed. Employees under 18 years of age shall not be employed in hazardous work and shall not be employed in night work to meet their educational needs" by our suppliers. To prevent forced labour, we also ensure that "no employee shall be forced to work in any situation". This requirement includes forced labour in prisons, forced labour for high-interest loans or other forms". We ensure the ethical management of our business processes. If a supplier fails to meet the requirements of the clause, we will identify the breach of the framework contract and activate the relevant penalty clause.

With our Supplier Code of Conduct, Human Rights, Environment, Anti-Bribery and Anti-Corruption Policies published on the Turkcell Supplier Portal, we expect our supplier ecosystem to conduct all labour-employer relations within the framework of respecting workers' rights with an environmentally and humanely sensitive management approach. In addition, we require all suppliers we work with to approve their environmental and human rights policies during the registration process of our supplier management system.

As Turkcell, we provide services that directly touch people at every moment. Working with suppliers that do not cause possible service disruptions that could have a direct negative impact on the vital needs of our society, such as communication, health and safety, is of great importance in terms of the products or services offered to our customers. We select all suppliers with whom we will work on the basis of mutual trust as well as characteristics such as value for money, past performance, market conditions and references. In our evaluations, we give priority to potential suppliers who have quality management and information security management certificates, are sensitive to environmental balance and work within the framework of social responsibility principles, among other basic criteria. In this context, in our critical hardware and software categories that impact our network, we evaluate candidates and the products and services they offer in terms of sustainability with a weight of 5-10% in the technical evaluation during the tender process.

We assess the process maturity of our critical suppliers, which represent the majority of our purchasing volume, in the areas of management systems, human rights, environment, sustainable supply chain, legal compliance and occupational health and safety. After the assessment, we share their scores, areas for improvement and the Supplier Sustainability Roadmap that we expect all our suppliers to follow. For suppliers with less than 70 points, we assign training that includes general sustainability training and the Supply Chain Sustainability Journey that we have prepared through Turkcell Academy.

We classify our purchasing categories according to the Kraljic Matrix. According to this classification, we evaluate our suppliers whose purchase volume exceeds a certain amount in the relevant categories under the headings of commercial, quality, delivery, process management and communication, innovation and business continuity. As part of our value-based and responsible supply chain practices, we implement complaint procedures in accordance with the key contractual clauses, in line with feedback from general customer communication channels or business units, business owner and buyer evaluations through surveys, and ensure that corrective actions are implemented quickly. We measure supplier compliance through regular assessments and audits and report to senior management. In 2023, we are proud to announce that we have not identified any cases where our supply chain and suppliers have caused or may cause negative environmental or social impacts.

As Turkcell Group, we keep in mind ethical elements, anti-corruption and social contribution in all processes of our procurement management structure, which we address under 4 main headings as strategy, people, process and implementation, and we realise our activities with a transparent understanding towards our stakeholders. We follow national and international standards to make our procurement processes fully transparent. We conduct our procurement processes in such a way that the following rules and standards are continuously met:

- ▶ Sarbanes-Oxley Act (SOX)
- ▶ Security Exchange Commission (SEC) Regulations
- ▶ Foreign Corrupt Practices Act (FCPA)
- ▶ Capital Markets Board (CMB) Regulations
- ▶ Information and Communication Technologies Authority (ICTA) Regulations
- ▶ Liabilities regarding the Turkish Code of Commerce (TTK)
- ▶ Liabilities regarding the Turkish Penal Code (TCK)
- ▶ Liabilities regarding the Turkish Tax Legislation

- ▶ ISO 9001 Quality Management System and ISO 27001 Information Security Management System
- ▶ Customs Law No. 4458 and Free Zones Legislation
- ▶ Liabilities regarding other countries that we operate in (Ukraine, Belarus, TRNC)

We received the highest score of A in the CDP Supplier Relations Rating, which assesses priority actions and strategies to reduce greenhouse gas emissions and climate change risk throughout the supply chain.

As part of our 2024-2026 strategic goals, we will address supply chain sustainability transformation. We aim to improve the sustainability performance of our suppliers through actions such as improving the ESG performance of our supplier ecosystem, taking action to measure and reduce emissions in critical categories, sustainable logistics management and increasing supplier diversity.

We are applying cost analysis and dynamic working principles to the management of our procurement processes, prioritising practices that will deliver savings by using the integrative power of technology to evaluate processes.



Our boxes are made from

100%

recyclable materials.

By creating year-round material requirement plans for our network, we deliver the right amount of material to our regions at the right time to meet the needs of the field through our regional warehouse organisation and "push" principle. In this way, we minimise purchasing, logistics and inventory costs by avoiding unnecessary or excessive demand. In addition, for our e-commerce products, we define the product width, length and height values at the point of receipt and ensure that the system selects the most appropriate box for the product size at the point of packing. Whereas our smallest boxes used to be SIZE 3, we are now producing smaller SIZE 1 boxes and ensuring that our products such as mobile phones, wired and wireless headphones etc. are shipped in these boxes.





By reducing the volume of our boxes in our shipments, we both reduce the amount of paper used and avoid excessive logistics by increasing the amount of products transported at one time. At the same time, our boxes are made from 100% recyclable materials. By implementing the digital delivery and activation process for our SIM card order deliveries, we have eliminated the printing of 427 thousand units of paper per year. By eliminating the use of nylon in our e-commerce orders, we have avoided the use of approximately 20 kilometres of plastic. We achieved a 33% fuel saving by carrying out the order preparation process in the provinces where the order is placed.

We apply sustainability principles to our Construction Dealer Management processes. We favour recycled options in the LTV materials we use in our stores. We save paper and ink by using remote screens instead of paper posters in stores and by taking signatures on tablets instead of paper contracts with our customers. We use slim, energy-saving LED products in lighting fixtures. We have converted a total of 103 stores, at least one in every province, into accessible stores that can be used and accessed by our customers with disabilities.

Supplier Ecosystem Management

We position our value-focused efforts with our suppliers under a single team to ensure rapid applicability. Our Innovation and Ecosystem Relations Process Management team under the Supply Chain Process Development team, carries out localisation studies, SME and start-up support programmes, cooperation with international and local sectoral organisations, supplier-focused innovation studies, supplier diversity and development, risk and sustainability analysis studies.

As every year, we held the Turkcell Supplier Summit event in 2023, where we physically came together with our supplier ecosystem with the participation of our suppliers. As part of the event, we

presented our Supplier Based Innovation, Localism and My Big Partner programmes, which we are implementing to develop the ecosystem. We shared our communication channels with our businesses for new idea submissions.

Localisation Efforts

We support domestic and national technological transformation to contribute to the growth and sustainability of entrepreneurial activities in Türkiye. In this context, we carry out category localisation activities, supplier relations, technopolis relations and entrepreneur support programmes (My Principal Partner Program), efforts to bring global investments to Türkiye, Commercial Attaché Office and coordination of all internal stakeholders. We believe that localisation efforts are critical as they have a direct impact on our relationship with the local ecosystem and ICTA. As part of Turkcell's localisation initiative, we are prioritising domestic suppliers for our network technologies, software and other value-added technology needs, and we are continuing our category-based indigenisation efforts with teams consisting of demand and procurement experts.

We are undertaking project development activities with manufacturing companies to support our manufacturers in our localisation efforts. Examples of these efforts include the localisation of a critical application that generates alerts for problems in our fixed and mobile networks and performs cross-device impact analysis, and the development of a single package of access and security services that we previously imported with our local supplier to provide local services to our enterprise customers.

Our definition of localisation is that for product purchases, the product is manufactured in Türkiye, and for service purchases, local labour is used. In 2023, our localisation rate with our main suppliers, which represents approximately 90% of our total procurement volume, was 64%.



In 2023, our localisation rate with our main suppliers, which represents approximately

90% of our total procurement volume, was

64%

In 2020, within the framework of the new procurement model we developed, we continue to visit technoparks and support their promotion in order to support start-up companies.

With the My Principal Partner Programme developed in this context, as of the end of 2023, we concluded 48 business agreements with 36 companies affiliated with 20 technoparks in 12 provinces and created a transaction volume of TRY 28.8 million.

Supplier-Oriented Innovation Projects

The Supplier-Oriented Innovation Programme, which was launched in 2020 to encourage innovation in the supplier ecosystem, projects innovative ideas from suppliers with contributions from the relevant business units and purchasing managers. The projects are presented to the Supplier-Oriented Innovation and Localisation Committee, which includes Turkcell's senior management teamas jurors, with a presentation that includes additional savings, process and quality improvement, revenue potential and sustainability contributions. Efforts are made to implement the successful projects.

Examples of some of the projects approved by the committee include the development of a low-cost domestic network inventory management sys-



tem, the development of access and security services as a single package with our local company and the provision of this service to our customers who normally cannot receive security services, the rebuilding and authorisation of our common area and the development of an active directory management application and product partnership, The use of solar panels for the energy needs of field equipment, the production of composite manholes for fiber optic boxes that are less costly and pose fewer health and safety risks, the development of nano-trenching vehicles that increase operational efficiency with shorter excavation sections and cause the least disturbance to the environment, the use of mobile caravans instead of mobile vehicles to provide shooting support to regions for uninterrupted communications.

By the end of 2023, the programme will have evaluated 100 ideas, submitted 14 to the committee and approved and implemented 11.

Thanks to the composite manholes developed and used in our fields within the framework of Supplier Axis Innovation, we have been able to manage our operations in a more environmentally friendly and faster way by avoiding the use of cranes.

Equality of Digital and Social Opportunity

As Turkcell, with the restorative and equalising power of technology, we provide equal access to information for children, women, the disabled, the elderly and people with low incomes, "leaving no one behind", and we strive to inspire and unlock potential. Through our projects, sponsorships and events across many sectors, we transform the power of technology into benefits for all, with an inclusive and sustainable approach.

Accessibility in Service Processes

We have prepared sign language and audio narrated versions of information packages such as payment service agreements, resolution of various disputes, product usage and similar information packages that directly affect customers but are not easily accessible to our visually and hearing-impaired customers and made them available on our corporate website.

Our customers can now receive sign language video service every day of the week between 10:00 am and 1:45 am by accessing our face-to-face customer service through the Turkcell mobile application, My Sign Language and BiP applications, and at Turkcell and Superonline stores. With this service model, which is free for our hearing-impaired customers, outgoing and return calls can be made to our customers. If our customers wish, they can reach our call centre by clicking on the link in the message that follows the SMS sent to them. We serve approximately 3,000 hearing impaired customers per month through our video call centre.

Social Investment and Sponsorship Projects

We have believed in the levelling power of technology since the day we were founded, and in all of our social responsibility projects and access to information, we aim to ensure that everyone can participate equally in life, leaving no one behind, and we carry out our social inclusion projects in this direction. By allocating up to 1% of our turnover each year to social investment projects, we are making a difference in society, with the aim of contributing to the creation of a more livable world, and we strive to ensure social development and environmental sustainability in all our activities.

We strive to make sport, culture and the arts equally accessible to all. We provide sponsorship to ensure that all sports, cultural and artistic activities are accessible to women and men, children and the elderly, and people with disabilities.

For many years, we have continued our pioneering efforts for the development of culture, arts and sports in Türkiye, and for our artists and athletes to be praised in the national and international arena.

We continue to contribute to our country by supporting congresses, conferences and events in many fields such as technology, health, environment, energy, economics, marketing and information technology, as well as sports, culture and the arts.

Turkcell Foundation

We continue to execute projects that serve both our country and all humanity with the Turkcell Foundation, which is backed by the strength and trust of the Turkcell brand.

Turkcell Volunteers

Turkcell Volunteers, which was established by our employees coming together to create social benefit and awareness, continued to create value in 2023. Through Turkcell Volunteers, which is entirely funded by donations from Turkcell Group employees, we carry out voluntary social benefit projects with participants who are interested in developing projects related to social and

environmental issues, have strong communication skills and use technology. In this context, the activities and events we carried out in 2023 prioritised projects with a focus on helping the victims of the February 6 earthquake.

The Digital Spring Project

We have not forgotten our elderly people living in nursing homes and have set up Digital Spring Technology Rooms where they can experience technology to make them more connected to life with our technology. Thanks to Turkcell's digital applications, elderly people living in nursing homes can watch TV, listen to music, make video calls with their relatives, make transactions through e-government, play digital games and experience different beauties of our country in a virtual environment with VR glasses. With this project, we opened Digital Spring technology halls in Osmaniye, Adana, Aydın, Samsun and Erzincan in 2023. We continued to bring our elders together with technology by reaching a total of 10 nursing homes in Ankara, Bursa, Izmir, Osmaniye, and Istanbul that were previously included in our project.

Digital Literacy Programme

We are expanding our digital literacy training and supporting it through various channels to meet the growing need for digitalisation, which is increasing day by day as the pandemic progresses, and the growing needs of women and middle-aged people who have not yet been exposed to these applications. With our Digital Spring project, we are ensuring that our elderly can safely encounter the online world with these trainings in the technology classes we have set up in nursing homes.



Galakcell

While the Internet provides equal access to information for everyone, it also opens the door to a world without boundaries. One of the most important ways for parents to protect their children from the dangers they may not be aware of is to prepare them for the Internet. As Türkiye's Turkcell, we have taken another step to prevent the risks that the digital world can bring, while strengthening equal opportunities with the services we offer. We developed the Galakcell game, which aims to teach children about information security in the digital world through an educational game, and made it available free of charge from August 2023. Galakcell addresses many important issues, from cyberbullying to information security, from website safety to setting personal boundaries. The project will ensure that children learn about these difficult topics in a fun, playful way. As well as teaching children how to use technology properly, the project also aims to raise awareness among parents. The in-game tests identify the children's strengths in the area of digital information security and the areas in which they need to improve. In the report section, parents can follow their children's development. In this way, parents can check whether their children, who have acquired basic and safe information about digital footprint and digital citizenship, are ready for the online world. In addition, Turkcell Kids users can play Galakcell without using their data.

Close to Life Project

We are meeting the counselling and psychological needs of children with autism and their families through the Close to Life Project, which we launched in partnership with the Tohum Autism Foundation to support children with autism and their families across Türkiye.

With BiP, the communication and life platform that uses technology to overcome barriers, we have created a communication channel where families of children with autism can find answers to their questions about autism and special education from expert doctors and teachers.

Whiz Kids Project

Turkcell's Whiz Kids project, in cooperation with the Ministry of National Education, aims to introduce Türkiye's talented students to technology and help them discover and develop their talents at an early age. At Whiz Kids Technology Laboratories, which we have established in Science and Art Centres (BİLSEM) across Türkiye, we provide our students with opportunities such as laptops, 3D printers, electronic and robotic coding kits and toolkits; we ensure that children receive training in artificial intelligence, coding, space science, robotics, smart home and cloud technologies, and support them in developing projects in these areas.

Under the Turkcell Whiz Kids Project, we have reached a total of 76 laboratories in 48 cities. Through the project, we also organise face-to-face technology workshops for students to understand basic coding logic. As part of this, we provided basic algorithm and coding training to more than 1,000 students at Teknofest Ankara and Istanbul events this year.

In the Zekathon Tournament organised as part of the project in cooperation with the Ministry of National Education, talented students studying at Science and Art Centres (BİLSEM) developed project ideas by finding solutions to problems related to the environment and sustainability. In the tournament, which was attended by 163 school teams from all over Türkiye, students developed project proposals on topics ranging from an artificially intelligent recycling box to a smart manhole cover, from a disaster search and rescue robot to Turkcell's energy system project for drying fruits and vegetables in high-humidity areas.

Following the earthquakes on February 6, 2023, we established and launched the BİLSEM Technology and Education Room container in Kırıkhan, Hatay, in cooperation with the Ministry of National Education, to provide psychosocial support to children in the disaster area and contribute to their social development. In the container, which can be used by children between the ages of 6 and 18, experienced teachers from the Ministry of National Education organise workshops for children on robot coding, astronomy, educational games, sports, music, painting, and art. The BİLSEM Technology and Education Room has a library for children's development, as well as computers, tablets, TVs and projectors for training. For outdoor activities, there is equipment that facilitates physical conditions such as awnings and sinks.



Sports Sponsorships

National Football A Team Sponsorship

Since 2005, we have been the main sponsor of the men's and women's national A football teams, which we started in 2002 as "Official Communications Sponsor". After more than 20 years of proud support, our Men's National A Football Team qualified for the European Football Championship in Germany in June 2024 following their success in qualifying. Our women's A national football team, competing in UEFA Nations C League Group 2, defeated Georgia in December and finished the group matches with 18 full points, making 6 out of 6. We continue to support our men's and women's national football teams in international tournaments for the development of national football. We believe that they will make our country proud with new achievements in these tournaments.



Turkcell Women's Football Super League

With an understanding of equal access to sport, we are taking steps to develop the rapidly developing and growing women's football sector in our country. We continue to work to bring the Turkcell Women's Football Super League, of which we are the main sponsor, to a wider audience and to raise awareness of women's football. We ensured that the playoffs and finals of the Turkcell Women's Football Super League, which has seen rapidly growing interest over the past three seasons, were broadcast on TV channels and digital channels for the first time.

Turkcell Super Cup

Within the scope of our agreement with the Turkish Football Federation, we continue our sponsorship support in the field of football with the Turkcell Super Cup, which brings together the champion teams of the Super League and the Turkish Cup, which we have supported in previous years.

e-National Teams Sponsorship

In 2021, we expanded our cooperation with the Turkish Football Federation in the field of digital games and became the name sponsor of the player selection process for the newly established e-National Teams in FIFA and PES games. We also became the main sponsor of the e-National Teams, where we held a selection period under the name Turkcell e-National Team Selection. We believe that our national teams will successfully represent our country in these newly established branches.

Athletics National Team Sponsorship

As Turkcell, we attach importance to all sports and do our best to develop them. We are continuing the Athletics Project that we launched in 2013 in cooperation with the Turkish Athletics Federation. Through this project, we are providing the largest and longest-term support to amateur sport in Türkiye to date. We support the expansion of sport in our country by working with federations to implement innovative and modern management models, expand the pool of young athletes, ensure the continuity of athlete development in the elite category, and institutional and technological development.

Under the main sponsorship of Turkcell, our country continued its success in athletics in the 2023 season. Our athletes won a total of 197 medals in international athletics tournaments. In addition to these achievements, the number of active athletes reached 52 thousand and the number of licensed athletes reached 341 thousand in 2023.

The number of active athletes reached



52 thousand

and the number of licensed athletes reached



341 thousand **in 2023.**

Turkish Sports Federation for the Physically Disabled

We expanded our cooperation, which started in 2016 with the football branch of the Turkish Sports Federation for the Physically Disabled, to 18 different disabled sports branches (amputee football, basketball, shooting, arm wrestling, archery, swimming, sailing, tennis, badminton, athletics, sitting volleyball, table tennis, weightlifting, boccia, skiing, dance, curling, fencing). With this sponsorship, we have supported more than 2,800 licensed athletes, both men and women, in all branches. Our Amputee National Football Team, which is the European Champion and World Champion twice in a row, will represent our country at the European World Championships in France in 2024.



In 2023, our physically disabled athletes, who participated in World Championships, European Championships and international tournaments with Turkcell sponsorship, achieved the following successes.

Sport Division	Gold	Silver	Bronze	Total
Athletics	10	3	–	13
Arm Wrestling	18	12	3	33
Badminton	7	5	16	28
Ts Tennis	8	3	–	11
Ts Dance	3	2	–	5
Swimming	–	–	2	2
General Total	**46**	**25**	**21**	**92**

Turkish Federation of Traditional Sport Branches

By becoming the main sponsor of the Turkish Federation of Traditional Sports Branches to support traditional sports in our country, we aim to promote and make our ancestral sports successful at the national and international level in 9 sports branches, namely Jereed, Ambling Gait, Horseback Archery, Aba Wrestling, Salwar Wrestling, Belt Wrestling, Traditional Sleigh, Sleigh and Kokboru, with 247 clubs, more than 20,000 athletes, 351 coaches and 1,700 referees in 64 provinces. In order to enhance the reputation of our traditional sports and ensure their future success, we are creating opportunities for these culturally specific sports to become more widespread and are encouraging young people to take up these sports as part of their healthy, active and successful upbringing.

Türkiye Athletic Talent Screening and Orientation to Sports Project

We were the Official Sponsor from 2018 to March 2023 of the Türkiye Athletic Talent Screening and Orientation to Sports Project, jointly initiated by the Ministry of Youth and Sports and the Ministry of National Education. Our aim was to involve at least 1 million primary school pupils in the project each year. Through the project, we ensured that 4,000 students were recruited into the professional athlete pool each year, and we encouraged children who did not make it into the athlete pool to continue their sports activities by directing them to provincial sports centres. With this project, which was initiated with the aim of revealing Türkiye's young talents, we were deemed worthy of an award in the Sponsorship Communication – Sports category in 2019.

Turkcell Granfondo Cycling Race

To increase awareness of bicycle use for a sustainable environment and to support bicycle usage in Türkiye, we initiated the road bike race, Turkcell GranFondo Istanbul, inTürkiye Istanbul-Beykoz in 2023. Nearly 2,000 amateur and professional cyclists from 38 national and international countries took part in the race, which was started by the Minister of Youth and Sports, Osman Aşkın Bak. We participated in the event with our brands Paycell, Pasaj, fizy, BiP, GAME+ and Lifebox.

Our Culture and Arts Sponsorships

Turkcell Vadi

Turkcell Vadi, Türkiye's newest open-air stage, which we launched to support the world of culture and art, one of the most negatively affected sectors during the pandemic, opened its doors to art lovers for the new season on 15 April 2023. Winner of 3 gold awards at the IPRA Golden World Awards in 2022, many local and foreign artists took the stage at our open-air events in Turkcell Valley between April and October. More than 150,000 spectators visited the venue, which hosted 50 events from concerts to theatre performances throughout the season.

Turkcell Vadi, which attracts attention with its sustainable and accessible nature, stood out with content such as recycling, sapling donation, transforming collected techno waste into education, prioritising access for visitors with disabilities and creating a special viewing area. Over 50,000 Turkcell customers benefited from our Platinum Black entry gate, VIP lounge and discounted ticket privileges at the events.

Turkcell Starry Nights

Turkcell Starry Nights, which has become an entertaining classic, brought music lovers together in a magnificent summer concert series. The Turkcell Starry Nights event, which consisted of 10 concerts within the Turkcell Vadi events, was attended by 30 thousand people this year. Turkcell Starry Nights continued in 2023 the project we started in 2021 of translating concerts from the stage with sign language and bringing them together with hearing-impaired audiences.

Zorlu PSM (Performing Arts Centre)

Since 2018, Zorlu Performing Arts Centre's (PSM) main drama stage, which is our venue sponsor under the name "Turkcell Stage", has been hosting world-renowned shows and performances. In addition, Zorlu PSM's theatre stage continues to welcome art lovers as "Turkcell Platinum Stage". All cultural and artistic events such as musicals, concerts and plays are held on Turkcell stages.

As part of the cooperation with Zorlu PSM, we have hosted nearly 2 million visitors in nearly 2,000 events since 2018. As part of our accessibility approach, we have hosted visually impaired art lovers at events such as theatre and musicals held on the Zorlu PSM Turkcell Platinum Stage with My Dream Partner live description technology.



Our Other Sponsorship Projects

Turkcell Platinum Park

With Turkcell Platinum Park, which was opened on 200 acres of land in Maslak, we offer our customers and society the opportunity to escape the monotony of city life. Since 2018, the number of visitors to Turkcell Platinum Park has exceeded 1 million. In addition, Turkcell Platinum Park, which brings together off-road enthusiasts, is located both in the centre of Istanbul and in the middle of nature, while offering many experiences with special benefits to its customers. Our Turkcell Platinum customers can enjoy many outdoor activities such as off-road, archery, jungle run and open-air cinema at the same time. The outdoor activities at Turkcell Platinum Park, where families can come and spend a pleasant time with their children, teach children at a young age about life in nature in a fun way. With the 4th annual Offroad Challenge Race in 2023, we enhance our messaging to supports both the venue and the Platinum brand image.

Summer and Winter Locations

As Turkcell, we continue to offer Platinum advantages to our customers in Kartalkaya, one of the most important ski resorts of our country, which has been visited by more than 500 thousand people in the season since 2014. In addition, we provide special privileges and advantages to our subscribers by integrating our different brands at exclusive beaches in Çeşme and Bodrum in summer.

TEKNOFEST Aviation, Space and Technology Festival

A total of 4.6 million people attended TEKNOFEST, the Aerospace and Technology Festival held in Istanbul, Ankara, and İzmir on the occasion of the 100th anniversary of the Republic. The festival was watched from many regions of our country and the world thanks to broadcasts on television screens and digital platforms. With its technology competitions, entrepreneurship programme, breathtaking air shows, award ceremonies, your stage, educational workshops, exhibitions, stage games, special flight experiences for children, TEKNOFEST provided visitors with unforgettable moments full of science and technology in our three major cities in 2023. As Turkcell, we also participated in these festivals with our products and services. By providing coding training for children, we helped them feel safe in the online world.

Sectoral Supports

As Turkcell, we aim to extend our leading position in the telecommunications sector to different sectors, adopt innovative approaches and contribute to the development of the respective sector. In this direction, we sponsor congresses and conferences on many topics ranging from HR applications to digital marketing, from supply chain management to aerospace technologies, from cybersecurity to techfin solutions. Through our sponsorships, we bring together diverse audiences such as entrepreneurs, students, investors, NGO and public sector representatives, academics, employees, middle and senior managers of companies. We have reached hundreds of thousands of people and had the opportunity to convey our messages through over 50 congresses and conferences organized throughout the year.



Support Activities for February 6th Earthquake

On February 6, 2023, a devastating earthquake struck a wide region including 11 provinces, with its epicenter in Kahramanmaraş. At Turkcell, we stood by those affected and our country with all our resources. We worked tirelessly to ensure uninterrupted communication in the region and to support the urgent needs of our citizens impacted by the earthquake. In this context, as Turkcell;

- In response to the interruptions caused by demolition, energy and transmission, we worked to restore the service of our network with intensive interventions made by more than 1,200 technical teams and regional employees from all over Türkiye.
- We aimed to ensure the continuity of communication by directing a total of 3,500 batteries, 1,400 generators, and over 280 mobile base stations, caravans and new base stations from different parts of Türkiye and neighboring provinces to the disaster-affected provinces. We shared these resources with other operators at the locations we used.
- Despite all these painful conditions, including the inability to provide energy and loss of lives of our colleagues and their families in the region, we mobilised all our facilities and human resources for the region. We repaired and reactivated these damaged areas in the fastest way possible. We managed to active 80% of the 1,598 base stations that experienced service interruptions in the first two days and 98% on the fifth day. We achieved 100% within a week.
- In addition to the repairs, Thanks to more than 280 mobile and new base stations, our number of active sites exceeded the number of sites that were in service before the earthquake.
- From the very first moment on the first day of the earthquake, we opened the closed or restricted lines of our customers in the region to meet their urgent communication needs. Customers' requests for line freeze-number change, sim card change and transfer were met free of charge. Transactions that would be charged to the customer were made free of charge for the region.
- We implemented over 90 million Emergency Communication Packages, Hero Packages and Rescuer Packages, which include free calls, SMS and internet with new top-ups to the lines of more than 6 million users in the region.
- All electronic communication service charges in the 1-month bills of our customers in the earthquake region were undertaken by our company and deleted from the bills.
- We made emergency arrangements to ensure continuity of service in our regional stores. To support communication in the disaster zone, we have deployed nearly 100 multi-charging units and more than 30,000 mobile chargers (power banks) to the region.
- We opened our Turkcell offices in the earthquake zone for the use of our employees in the region 24/7.
- As Turkcell Volunteers, we launched a financial aid campaign with the participation of our employees, and we delivered more than TRY 2 million in cash aid to the region with the prioritised products.
- Within the scope of the Earthquake Relief Mobilisation initiated by the Ministry of Trade, the products purchased from Turkcell Pasaj were delivered under the coordination of AFAD, and in addition to this, we have transformed 277 dealers in Istanbul into Emergency Collection Centres and we have been instrumental in collecting the aid of our citizens.
- We sent children's coats and boots, sleeping bags and rations to be delivered to the Disaster Coordination Centre, as well as adult clothes and blankets to support the needs of our personnel and their families who are accommodated in Turkcell Global Bilgi Diyarbakır building.
- On February 15th, Turkcell supported the Türkiye One Heart campaign, which was organised with the joint broadcast of all TV channels, with a donation commitment of TRY 3.5 billion.
- In addition, Aksungur UAV, which was produced by TAI and integrated with a base station in cooperation with Turkcell, provided nearly 50 hours of service in the Antakya, Adıyaman and Kırıkhan region for the first time in this disaster.

With Turkcell Gönül Bağı Projects, which we launched in April, we continue to create employment for our people in the region, support local businesses and organise different sociocultural activities. In this difficult period, we continue to mobilise all the means at our disposal to support our citizens in the region and to heal the wounds of the earthquake in the region.


Deprem bölgesindeki çocuklarımızın eğitimini
UNUTMAK YOK
Tekno atıklarınızı yine Turkcell'e getirin.
Yaratılan gelir, bu sefer deprem bölgesindeki çocuklarımız için eğitim bursuna dönüşsün.
Turkcell
Gönül Bağı
Projeleri


DON'T FORGET
that a significant 16.92% of our agricultural zones are situated within these territories.
Turkcell
Gönül Bağı
Projects


DON'T FORGET
that a significant 16.43% of the country's population are situated within these territories.
Turkcell
Gönül Bağı
Projects


DON'T FORGET
that 24.35% of our regionally renowned products proudly grace these tables.
Turkcell
Gönül Bağı
Projects

Natural Capital



With the Positive Imprint to the Environment strategy, we aim to reduce the impact of Turkcell operations, support the reduction of environmental impact of customers with digital technology applications and services, and become a pioneer in combating environmental challenges and a leading digital operator with its environmental performance.

Environmental Management

Turkcell's Board of Directors is the highest-level management body responsible for the business processes carried out within the scope of the Positive Imprint to Environment strategy. The Integrated Value Creation Committee and the Sustainability Committee are also responsible for the management of environmental sustainability business processes on a strategic and planning scale, and for evaluating and reporting the performance results to the Board of Directors and to all our stakeholders through the Integrated Annual Report. The Sustainability and Corporate Social Responsibility Department carries out coordination and planning activities in the management of our environmental impacts, particularly climate change. Performance-enhancing and environmental impact reduction activities are carried out by the units responsible for the management of business processes and assets where the impact occurs. All senior executives have individual targets in the fields of environment and climate, and these targets are monitored on the basis of KPIs.

Environmental management throughout the company is carried out within the framework of the principles set out in ⬚ Turkcell's environmental policy Among these principles, the requirement to comply with all legal regulations binding on Turkcell constitutes the minimum working norm. In 2023, there were no incidents of non-compliance with environmental regulations as a result of the Company's activities and savings, no complaints were submitted to the Company's management in this regard and no financial or non-cash penalties were incurred as a result of non-compliance.

Main Objectives	Short Term Target	Medium Term Target	Long Term Target	2022 Performance	2023 Performance	Target Current Situation
Meeting the electricity demand from renewable sources	-	-	100% (in 2030)	100%	100%	⌃
Renewable energy investments	-	300 MW SPP, 9.6 MW WPP Installed Power Investment (2023-2025)	300 MW SPP, 27.6 MW WPP Installed Power Investment (2026)	19.5 MW Installed Power	49.5 MW Installed Power	⌃
Achieving Net Zero operation level	-	-	100% (in 2050)	-		»
Reducing greenhouse gas emissions	-	-	55% (in 2030)	414,911 tons of CO_2e emission reduction	40,267.93 tons of CO_2e emission reduction	»
Recycling of all waste	100%	-	-	Completed		⌃

⌃ Positive Development   ⌄ Negative Direction   » Ongoing



Climate Change

ISO 14001 Environmental Management System Standard, ISO 50001 Energy Management System Standard and ISO14064 Greenhouse Gas Calculation, Reporting and Verification System Standard are followed in environmental management processes. Certification studies are carried out as a result of periodic independent audits to ensure system reliability and continuity.

Certificates for the standards we follow are available on the  company website. The greenhouse gas verification process for the period from 1 January 2023 to 31 December 2023 is ongoing, and when the process is complete the verification statement will be published on the certificates section of the corporate website.

Environmental management processes are carried out using a risk and opportunity-based approach. Environmental risks identified as part of corporate risk management include risk factors that may arise from our operations, in particular climate change, or that may negatively affect our business performance. Identified risks and opportunities are managed by translating them into performance and time-based SMART objectives within the integrated value creation model and sustainability strategy. During the last reporting period, KPIs were defined and assigned to all employees in the company, including our CEO, and are followed up on a regular basis, at least once a year, depending on the issue. The activities carried out in accordance with the environmental strategy and the results achieved are evaluated from a financial, operational, legal compliance and environmental point of view, and are also reviewed as part of the internal audit activities.

Turkcell's value chain, which has a wide operational structure, has a large number of assets and business processes where environmental impact occurs. The management of environmental impacts, performance improvement and control activities across these processes and assets require significant financial resources.

Various training activities are carried out to strengthen the knowledge, experience and awareness of the company's employees on environmental impact management. In this context, all Turkcell employees will receive environmental and sustainability training by 2023.

Climate change, considered one of today's most pressing issues due to its numerous acute and chronic risks to the physical, social, and economic environment and global business life worldwide, is also the most fundamental element of the Positive Impact on the Environment strategy, as it represents the most important part of the impacts resulting from Turkcell's operations. Almost all of our environmental management activities are directly or indirectly related to climate change.

We participate in efforts to combat climate change through international initiatives. In this sense, Turkcell was among the first 8 operators in the world to join the GSMA Mobile Net Zero initiative, which was established to achieve a net zero target in the telecommunications sector, and was the first GSM operator to represent Türkiye in this initiative. Another action that supports our Net Zero goal is our effort to transform our emissions targets into a Science Based Target system. Our net zero target plan, which we applied for in the previous period, was approved by the Science Based Targets Initiative (SBTi) in 2023. As part of this, we will reduce our absolute Scope 1 and 2 greenhouse gas emissions by 50% by 2030, compared to our base year emissions in 2020. We will reduce our absolute Scope 3 greenhouse gas emissions by 25% compared to the 2020 baseline. We are also the first and only company in the telecommunications and technology sector in Türkiye to have its SBTi target approved. We also report annually to the Climate Change Programme of the Carbon Disclosure Project (CDP), an international investor initiative, which assesses our efforts to combat climate change across a wide range of areas, including governance structure, risk/opportunity system, improvement efforts and performance. According to the results of the 2023 reporting, Turkcell's CDP Climate Change Programme Score was rated A and became the sector leader in Türkiye. In addition, our environmental and climate performance is assessed in various aspects within the framework of the Borsa Istanbul Sustainability Index and the MSCI ESG Index. In 2023, Turkcell was included in the BIST 25 Sustainability Index, ranking among the top 25 companies with the best sustainability performance among listed companies in Türkiye.

Management of Climate Risks and Opportunities

The risks of climate change directly affect Turkcell's operations. Measures are taken against the risks of extreme weather events and natural disasters caused by climate change, and studies are conducted in anticipation of a long-term increase in average air temperatures. The impact and consequences of the opportunities and risks posed by climate change are addressed and monitored through the Group's risk management framework.

Recognising the need to be resilient to the risks of climate change and the severe energy crisis we may face in order to lead our business into the future, we have identified our climate change risks and opportunities using the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD). This study enables us to assess our investments in a holistic way, highlighting our areas of development and the opportunities we can focus on

Turkcell TCFD Report is available on our corporate website.

Greenhouse Gas Emissions

Greenhouse gas emissions from our operations are comprehensively mapped and calculated in accordance with the ISO 14064 standard.

During the reporting period, total greenhouse gas emissions amounted to 1,723,910.65 Tonnes CO_2e. Of this amount, 12,696.38 Tonnes CO_2e consists of direct emissions from fuel (Category 1), 0 Tonnes CO_2e consists of indirect emissions from electricity consumption (Category 2) and 1,251,412 Tonnes CO_2e consists of other indirect emissions (Categories 3-6).

On the other hand, according to the relative emission amount assessment made by including Category 1 and Category 2 class emissions, the amount of emission per data usage in 2023 is 4,788 tonnes CO_2e/Petabyte and the amount of emission per net revenue is 0,299 tonnes CO_2e/TRY thousand.

During the reporting period, a total of 459,801.76 tonnes of CO2e of the carbon emissions generated from our operations were offset with carbon certificates created in YEK-G Standard.

During the reporting period, a total of

459,801.76

tonnes of CO_2e of the carbon emissions generated from our operations were offset with carbon certificates created in YEK-G Standard.



Greenhouse Gas Emissions
(Tonnes CO_2e)

- Category 1
- Category 2
- Category 3-6

	2021	2022	2023
Category 1	4,996	16,178	12,696
Category 2	12,941		
Category 3-6	122,225	1,333,090	1,251,412



Relative Greenhouse Gas Emissions

	2021	2022	2023
per data usage	4.643	3.602	4.788
per net income	0.499	0.300	0.299
per subscriber	0.0005	0.0004	0.0006

- Greenhouse gas emissions per net income (tonnes CO_2e/TRY Million)
- Greenhouse gas emissions per data usage (tonnes CO_2e/Petabyte)
- Greenhouse gas emissions per subscriber (tonnes CO_2e/subscriber)



Energy Management

We carefully manage energy consumption, which constitutes a significant part of our environmental impact portfolio, particularly greenhouse gas emissions, in accordance with ISO 50001 Energy Management System Standard. The two main focal points of our energy management efforts are efficiency efforts to reduce total and relative consumption and electricity generation activities from renewable resources.

Our energy-focused activities are orientated towards environmentally friendly green energy sources within the framework of the UN's Sustainable Development Goals. In order to manage energy consumption from our own resources, we aim to meet 100% of our energy needs from renewable sources by 2030.

During the reporting period, Turkcell operations consumed 3,914,342.45 GJ of energy in total. Of this amount, 269,746 GJ consists of fuel consumption, 3,420,000 GJ consists of purchased electricity consumption and 224,596.45 GJ consists of renewable energy generated. Since 2021, all of the purchased electrical energy (i-REC, YEK-G) has been supplied from certified renewable energy producers.

On the other hand, according to the relative energy consumption amount evaluation, energy consumption per data usage in 2023 is realised as 726.81 GJ/Petabyte and energy consumption per net income is realised as 45.3 GJ/TRY million.



Total Energy Consumption (GJ)

2021	2022	2023
3,723,973.07	4,100,876.30	3,914,342.45





Relative Energy Consumption

	2021	2022	2023
per data usage	964	791.9	726.8
per net income	103.7	76.1	45.3
per subscriber	0.072	0.066	0.092

- Greenhouse gas emissions per net income (tonnes CO_2e/TRY million)
- Greenhouse gas emissions per data usage (tonnes CO_2e/Petabyte)
- Greenhouse gas emissions per subscriber (tonnes CO_2e/subscriber)

Total Energy Consumption by Source (GJ)	2021	2022	2023
Fuel Consumption	324,845	266,378	269,746
Natural Gas	66,365	29,567	22,395
Gasoline	44,087	33,661	42,569
Diesel	214,393	203,150	204,782
Renewable Energy Generated	99,264.71	267,355.30	224,596.45
Solar Energy	2,350.89	3,014.55	3,038.40
Wind Energy	96,913.81	264,340.80	221,558.05
Purchased Renewable Energy - Electricity	3,342,897.36	3,600,000.00	3,420,000.00
Total	3,723,973.07	4,100,876.30	3,914,342.45

Turkcell Energy Solutions

In 2017, we established Turkcell Enerji Çözümleri A.Ş. to reduce energy supply costs and ensure supply security, in addition to mitigating the effects of climate change. Since its establishment, our subsidiary has increased its investments in renewable energy to increase its installed capacity every year, reaching an installed capacity of 1.5 MW in 2023. With these investments, we made significant progress during the period in line with our strategy to transform from a 100% renewable energy user to a digital operator that generates its own electricity. The amount of renewable energy we produced in 2023 was equivalent to the electricity consumption of 41 thousand households for one year. We also produced enough energy to power 2,750 base stations for one year.

With our first solar power plant in the Turkish Republic of Northern Cyprus (Vadili region), we generate 1.7 million kWh of electricity annually, alleviate the demand load on the Cyprus Turkish Electricity Authority (KIB-TEK) grid and contribute to the digital infrastructure of the electricity grid. In addition, the power plant will prevent the emission of 822.8 tonnes of CO_2e into the atmosphere.

Our Ankara Data Centre is the first data centre in Türkiye to generate its own electricity using solar panels. With the new generation of solar panels installed above the car park of our headquarters building, we are able to generate a portion of the electricity we consume from renewable sources. Our data centre building, which generates 408 thousand kWh of electricity per year, also avoids 226 tonnes of CO_2e greenhouse gas emissions per year. In 2018, our Gebze Data Centre became the first in Türkiye to achieve the Uptime OS Operational Sustainability Gold certificate. With the addition of our Ankara Data Centre, we became the only operator in Türkiye with two data centres meeting these standardsTürkiyeTürkiye. The solar power plant (SPP) at the Ankara data centre site, which will be commissioned in October 2023, uses solar tracking and double-sided panel technologies. This allows the solar panels to position themselves to receive the sun's rays at the steepest angle during the day, and also to use the rays reflected from the surface to generate energy. This system, which is based on the self-consumption model, is one of the rare examples in Türkiye in terms of the technology used.

With the solar energy project on the roof of Turkcell Adana Plaza building, we generate electricity from renewable energy and use the energy generated on the roof with this self-consumption model to meet the electricity needs of our Adana Plaza building. Annually, we generate 63.5 thousand kWh of electricity, saving approximately 30.73 tonnes of CO_2e greenhouse gas emissions.

By the end of 2023, we have increased the number of sites with solar panels (green fields) to 1,400. In addition, with 15 Portable Solar Field solutions, a product of our innovative efforts, we meet the needs of regions experiencing seasonal population increases and limited access to energy resources. The environmentally friendly nature of these communication stations, which we have installed in various locations, contributes to our sustainability goals.

54 MW of our onshore SPP investments, which we started in 2023, have been tendered and our field installations continue. We aim to add 300 MW of installed capacity by 2025. Once these investments are completed, we aim to meet 65% of Turkcell Group's electricity consumption from our own generation by 2026. In this way, our energy needs will be largely covered by renewable sources, while at the same time providing security against cost and supply risks arising from the energy market.

Energy Efficiency

We aim to reduce our environmental impact and energy costs by minimising our energy consumption. The efficiency studies we conduct for this purpose include the use of energy-efficient equipment and behavioural efficiency practices for consumption patterns.

We also continued to renew energy efficient equipment and network efficiency practices, which are an important part of our efficiency efforts.

21.2 GWh of savings were achieved by analysing and implementing studies to ensure energy efficiency and savings in our network. Efforts have been made to replace equipment with high energy consumption with new technology equipment with low energy consumption and to reduce energy consumption by turning off equipment that is no longer in use.

We already require the provision of eco-design criteria in the air conditioning units we use and the current regulations specific to the unit, although this is not yet mandatory in Türkiye. In this way, we aim to increase energy efficiency by ensuring the use of A-rated products.

With energy-efficient network equipment, air-conditioning units in data centre system rooms and our state-of-the-art technology products, we are using our existing energy resources wisely and saving energy by creating a more efficient energy infrastructure. We design our buildings to maximise the use of daylight, and we use less energy to heat and cool our buildings through thermal insulation details such as insulated wall materials and exterior cladding.

We reduce our emission values per kilometre with the preference of using hybrid vehicles in our company fleet. With the hybrid vehicle conversion, we carried out in the past years, we reduced the emission level from 12.7 g/km to 9.1 g/km. We continue to maintain this level since no new vehicles joined our fleet in 2023.





2,750
base stations'
annual energy needs
are met from renewable
energy.



By the end of 2023, we
reached

1,400
fields (green fields)
with solar panels.



Our data centre
building generates

408
thousand kWh
of electricity per
year and at the same
time we prevent



226
tonnes of CO_2e
GHG emission per year.

Energy Savings (GJ)

2019	2020	2021	2022	2023
151,143	110,304	193,414	227,592	76,258

With our Turkcell Kopilot application, which brings a new dimension to the driving experience in the car with its superior features, we provide fuel consumption, travel and user analyses and indirectly reduce fuel consumption. Thanks to this application, we contribute to the transformation of companies' fleet management into a model that emits less emissions.

Water Management

The efficient use of water, a vital natural resource, is among the impact areas we follow in line with our environmental strategy. While developing our products and services, we do not use water resources directly. Nevertheless, as a responsible company in resource utilisation, we disclose the amount of water we use through our annual reports.

The main characteristic of our water use is the consumption arising from the daily needs of our employees and met with municipal water. During the period, a total of 196,300 m3 of water was consumed. We endeavour to reduce this amount with efficient fixtures and consumption practices.

As part of the GEM4 project we carried out in the last period, we had achieved a 40% saving in water consumption on a module basis by changing the cooling equipment. We purified the water we took from the mains by putting it through a reverse osmosis process and using it in the equipment. However, at the end of this process, 40% of the mains water was discharged as waste. The changes we made to the machine eliminated the need for the reverse osmosis process and eliminated waste water. The same system was used in the GEM5 project, which we developed, and waste water production was eliminated.

The project design of the reverse osmosis system in our Ankara Data Centre has been completed to recycle the waste water from the reverse osmosis system back into the building by passing it through a second reverse osmosis system. With this project, we aim to reduce the building's waste water rate from 40% to 16%.

With the installation of a second reverse osmosis unit at the Izmir Data Centre and the completed projects at the Gebze Data Centre, where the effluent from the 2nd and 3rd module reverse osmosis units is passed through the 1st module reverse osmosis unit, 60% of the effluent in these buildings has been recycled.

Total Water Consumption (m³)



2019	2020	2021	2022	2023
236,357	154,057	134,634	145,832	196,300

While striving to reduce and recycle our water consumption as part of our operations, we also help our customers improve their water use through the services we provide. With our Smart Water Meter application, water consumption is controlled and natural resources are protected by remotely reading meters using IoT technologies, opening and closing valves and instantly monitoring usage.

Turkcell data centres have a PUE design value of 1.3, well below the global average of 1.55. The WUE value, which was targeted to be reduced below 1.8 for 2023, was realised as 1.74.



Efficiency in Data Centres

We prioritise energy and water efficiency in the design of Turkcell data centres. In this context, we work for reducing the PUE value reflecting energy efficiency and the WUE value reflecting water usage efficiency. Turkcell data centres have a PUE design value of 1.3, well below the global average of 1.55. The WUE value, which was targeted to be reduced below 1.8 for 2023, was realised as 1.74.

Since we meet the electricity consumption of out data centers, which constitutes the most important impact factor i, with renewable energy obtained through self-generation as well as purchased iREC certified (I-REC, YEK-G) renewable energy sources, the emission values of our data centre operations are considerably lower compared to their counterparts.

In our data centres, we reuse rainwater in domestic consumption as grey water with various filtration processes, and we continue our efforts for the recovery and use of our wastewater in different areas. In this context, we have initiated the necessary work to realise projects such as reprocessing the wastes of reverse osmosis devices and using the wastewater of these devices in garden irrigation. In addition to energy and water efficiencies, we continue to work on thermal recycling.

All these environmental impact management activities in our data centres generate two different positive values. Firstly, these efforts, we significantly reduce the environmental impacts resulting from Turkcell's operations, and secondly, we also gain cost advantage with the savings we achieve. On the other hand, we enable our customers to significantly reduce their indirect environmental impacts, particularly greenhouse gas emissions. Consequently, we offer a local and environmentally friendly alternative to our customers who have highly sensitive to environmental impact management and pursue sustainable business models in their data centre service needs.

Waste Management

We adopt a 'minimise waste, maximise recovery' approach to the management of waste from our operations. We carry out waste management activities in accordance with the methods and practices prescribed by law. We reduce the amount of waste we generate by ensuring efficient use of materials, particularly paper, toner and plastic, and by separating the waste we generate and recycling it through licensed facilities. We collect used batteries separately and recycle them through local authorities or the Portable Battery Manufacturers and Importers Association, depending on the location. We were the first non-manufacturing company to be awarded the Basic Level Zero Waste Certificate for our past studies. Thanks to the waste management centre we have set up, we ensure that the solid food waste collected in the cafeteria and offices is processed on site using a composting machine, and we obtain soil-improving organic fertiliser.

We dispose of hazardous waste such as batteries, toner, electronics, cables and consumables generated by our activities through licensed and competent recycling companies, thus preventing the interaction of hazardous waste with the environment. On the other hand, we prevent oil waste generated in our offices from mixing with domestic wastewater by collecting it with oil trap systems.

We enable the reuse of products by selling second-hand and other discarded items to companies use old technology. We aim to recover 100% of network infrastructure equipment through these sales. In this way, we

contribute to the circular economy system, where resources are not unnecessarily extracted, wasted and recovered. In 2019, we launched the Modem Renewal Project, whereby we renew or repair our modem group products that are not used by our customers and make them available to our customers who request modems. As part of this project, 58 thousand set-top boxes, 106 thousand superbox products, 58 thousand optical network terminals (ONT) and 182 thousand modems will be renewed in 2023. In 2023, 22% of fiber modems and 20% of ADSL modems will be covered by modems renewed in 2023. In addition, 14% of the renewed STBs, 18% of the ONTs and 44% of the Superboxes will be used and offered to our customers in the same year.

We are well aware of the negative impact on the ecosystem caused by electronic products that have completed the end of their lifecycle due to improper management, and we carry out our work in this area with great care. In order to turn this situation into an opportunity, we are evaluating electronic waste products, which are rich in raw materials and content suitable for reuse, within the framework of the circular economy, thus achieving both financial savings and efficient use of limited resources. In 2023, a total of 3,686 tonnes of e-waste was successfully recycled, achieving a 100% recycling rate.

Recycle into Education

The e-waste (mobile phones, computers, tablets and accessories, etc.) brought to the recycling bins in Turkcell stores as part of the Recycle into Education project is recycled in cooperation with the Association of Informatics

Industrialists (TÜBİSAD), the authorised organisation in this field. All proceeds from the recycling are donated to the Educational Volunteers Foundation of Türkiye (TEGV) to be used for the high-quality education of children.

Turkcell has recycled approximately 34 tonnes of electronic waste through this project since November 2019, when the project was launched, and 4.2 tonnes in 2023. It has contributed to the high-quality education of 404 children by donating all the generated income to TEGV for the quality education of children. From October 25 to November 8, 2023, Turkcell gave TRY 200 gift vouchers, valid in stores and Pasaj, to everyone who brought their e-waste to the recycling bins in its stores to encourage consumers in this regard.

Total Waste Amount (tonnes)	2019	2020	2021	2022	2023
Hazardous Waste					
Disposed	0	0	0	0	0
Recycling	3,567	2,745	2,158	1,609	6,940
Non-Hazardous Waste					
Disposed	0	0	0	0	0
Recycling	1,518	953	1,342	1,042	6,880
Total	5,085	3,698	3,500	2,651	13,820

	2019	2020	2021	2022	2023
Secondhand sales and discarded units sale amount* (tonnes)	5,599.89	4,220.18	3,691.52	3,088.27	3,686.47

* We aim to utilize 100% of network related wastes as discards or with secondhand sales.



In 2023, a total of 3,686 tonnes of e-waste was successfully recycled, achieving a

100%

recycling rate.



APPENDIX-1: Awards received by Turkcell in 2023

Our works in 2023 have also received the appreciation of our stakeholders. The projects and applications, we have accomplished within the year were deemed worthy of reward by many institutions.

Golden Compass : At the 21st Golden Compass Awards, hosted by the Public Relations Association of Türkiye, our company was honored Türkiye with 3 awards. T.Life won the "Best Internal Communication Project" award, GNÇ SporFest won the "Sponsorship Communication - Other" award and Women Writing the Future Climate Idea Marathon won the "TÜHID - KAGİDER 1e1 Gender Equality Award" award.

IDC DX Summit 2023: Our RPA Marathon Programme, which has been running since 2022, was awarded the first prize in the Future Enterprise of the Year category at IDC DX Summit 2023.

13. GLOBEE® International Business Awards: Achievement in Best Use of Technology and Best Use of Technology in Customer Services categories with the "Emergency Robot" project created by our NT, CEM and Global Bilgi teams.

Best Mobile App Awards: İşTurkcell Online won an award at the Best Mobile App Awards. İşTurkcell Online mobile application, where company officials can easily manage their corporate mobile lines, received a Silver award from the Best Mobile App Awards.

Employer Brand Stars: Our Human Resources team returned from the Employer Brand Stars competition with 4 awards. GNÇYTNK/Graduate Recruitment Programme won Gold, T.Life/Use of Digital Programme won Gold, T.Life/Employer Brand Strategy won Silver and T.Life/Internal Communication Programme won Bronze.

Brandon Hall Excellence Awards: Our Human Resources team returned from Brandon Hall with 4 awards.

GNÇYTNK was awarded Gold for Best Unique or Innovative Talent Acqusition Programme, Gold for Future of Leadership Masters/Best Advance in Competencies and Skill Development, Bronze for Inclusive and Effective Benefits Supporting Flexible Working Model/Best Advance in Benefits Strategy and Administration and Bronze for Superwomen of Cyber Security/Best Unique or Innovative Learning and Development Programme.

Turkcell Global Bilgi was awarded the first prize by Brandon Hall Group Award Excellence in 2023 for its "Harmony" and "Coaching Office" Human Resources practices.

Association for Talent Development: We achieved another success with our RPA Training and Development Programme and returned with an award from ATD, one of the most prestigious institutions in the world of education. We received the award in the Talent Development Innovation category with our holistic development programme that brings together our company strategies and future competencies.

Happy Place to Work: We were selected among 303 companies in the Türkiye's Happiest Workplaces Survey planned by Happy Place to Work, a platform established by academics and consultants to support companies in their journey to create a happy workplace culture.

Stevie 2023 The International Business Awards: Our Contact Risk-Scoring System, one of the many projects developed within our company in the field of Legal Technologies (LegalTech), was awarded the Bronze Stevie award in the "New Product Awards - Legal Solution" category at the Stevie 2023 The International Business Awards competition.

Brandverse Awards: Our company returned with 4 awards from Brandverse Awards, one of the marketing and communication awards that offers a 360-degree comprehensive view of the world of brands with marketing, communication and advertising works.

Silver award in the "Social Responsibility and Sustainability" category with the "Tekno Waste" project,

Pasaj won the Silver award in the "Media/Sectoral: E-commerce" category,

Paycell won the Bronze award in the "Media/Sectoral: Finance" category,

Turkcell Store won the Bronze award in the "Media/Outdoor" category with the "Geforce Now Mall IQ" project.

MIXX (Marketing and Interactive Excellence) Awards: We received the special award with the TV+ "Sahibinden F1 Viral" project at the thirteenth MIXX (Marketing and Interactive Excellence) Awards, which evaluates and rewards digital advertisements with all layers from strategy to creative work and implementation, from media planning to integration, from efficiency to return on investment.

International Loyalty Awards: With our 103 stores in 81 provinces, we were awarded the first prize in the Best Customer Experience category at the International Loyalty Awards, one of London's prestigious awards, with our Barrier-Free stores, which is our social responsibility project on our way to equal and accessible service for our customers in all disability groups.

Best Innovative Service Provider of the Year: Our Company won the "Best Innovative Service Provider of the Year" award with our Turkcell Transport Network at the NGON (New Generation Optical Networking) Awards, one of the most important events of the telecommunications industry, which brings together the entire Optical Networking Industry worldwide.

Data Centre ICT Management Innovation of the Year: At the DCS Awards held globally in the Data Centre sector, our "DCMAN" application, which we developed in-house as Turkcell and used in our Data Centre White Space operation processes, won 2nd place in the "Data Centre ICT Management (DCIM) Innovation of the Year" category.

Web Excellence Awards: İşTurkcell Online, where the authorities of our corporate mobile customers can easily manage their company lines, was awarded in the Best in Mobile App and Best in Website categories for both mobile application and website. Our analytical platform "Corporate Compass", which provides a great digital transformation in the business processes of our Corporate Sales and DBS Teams, guides them in operational efficiency and strategic guidance, makes corporate memory sustainable and provides operational efficiency, was awarded in the Corporate & B2B category.

IDC CIO Awards: Turkcell Omnichannel project, in which we make our customers feel "Safe, Valuable and Happy" by making them experience the Single Turkcell perception in all our channels, won 3rd place in the Change Management category.

Green All-optical Network Forum 2023: With our super wi-fi project, our company added a new power to our light-speed fiber internet, and within the scope of the project, we broke new ground in Türkiye by offering Wi-Fi 6 technology to our fiber customers. With this success, we were awarded the Great Advencement of Smart Home Service award by IDATE at the Green All-optical Network Forum 2023.

Stevie Awards: Our Turkcell Market Instant Store Stock Display project, which we implemented on B2B Portal, the product supply platform of sales channels, was awarded the "Award for Innovation in Sales - Technology Industries" category, and our Atmosfer application, which allows our field employees to easily and quickly access all the information they need on a single platform, was awarded the "Gold Stevie" award in the "Sales & Marketing Mobile Application" category.

Achievement in Customer Excellence Awards: As a result of our efforts to make our customers feel safe, valuable and happy at all times, we returned with 4 awards from the 8th Achievement in Customer Excellence Awards organised by Şikayetvar.com this year.

We received the Diamond Award with Turkcell in the Communication (GSM) Category, the Gold Award with TV+ in the Digital Platform Category, the Silver Award with Turkcell Superonline in the Internet Service Providers Category and the Silver Award with Paycell in the Electronic Money Applications Category.

MarTech Awards: Our company returned with 5 awards from the MarTech Awards, which was organised for the sixth time this year, rewarding the most successful use of marketing technologies to set an example for the sector.

The Corporate Social Responsibility team won the first prize in the "Wonders Created with Low Budgets" category with the " Fleeing Eyes " project, and Paycell won the first prize in the "Best Marketing Automation Technology" category with the "Feed Integrations" project, Tv+ won the first prize in the "Best Media Technology" category with the "TV+ Dynamic Streaming Ads" project, Fizy won the first prize in the "Best Use of Technology in Content Marketing" category with the "Decibelmeter" project and Fizy won the first prize in the "Best Use of Technology in Mobile Applications" category with the "Moodmeter" project.

Felis Awards: We won a total of 8 awards at the 2023 Felis Awards, where creative communication works are recognised. Our "Google Hack" project received 5 Felis and 1 Achievement award, our "Burnout Syndrome" film received Curious Felis, and our "T.Life is 1 Year Old" project received Achievement award.

LegalTech Breakthrough Awards: Our Contact Risk-Scoring System, one of the many projects developed within our company in the field of Legal Technologies (LegalTech), won an award at the LegalTech Breakthrough Awards 2023, where it competed in the Overall Legal Analytics Innovation of the Year category.

Secret CV HR Stars: Our internal communication and Employer Branding umbrella strategy T.Life was selected as the "Best Employer Brand of 2023" at the Secret CV HR Stars Awards.

YTU Business World Awards: T.Life, our internal communication and Employer Branding roof strategy, received the "Best Social Responsibility Project selected by students" award at Yıldız Technical University Business World Awards with our Step into the Future project.

Boğaziçi University Business World Awards: T.Life, our internal communication and Employer Branding framework strategy, was named "Technology Company of the Year" at the Boğaziçi University Business World Awards.

Future of Cloud & AI: Our company returned with 2 awards from the "Future of Cloud & AI" event organised by CXO Medya. Cost Efficiency, "Robotic Device Requirement and Order Management, Robotic Process Automation, "Turkcell Data Centre Energy Saving with Reinforcement Learning" projects won the award.

RDCNOF 2023: Paycell won the third prize for The Best Agile Project paper in all industries with the Vitrin project at the International conference on design research and development.

BOSPHORUS ENVIRONMENT AWARDS: Recycling Project of the Year Award was given to Turkcell Transform into Education Project.

Bonds & Loans 2023: Our TRY 200 million Sukuk transaction, which we issued to Paycell in August, won the first place in the "Islamic Capital Markets Deal of the Year" category at Bonds & Loans.

Next Generation Optical Networks (NGON) Awards: At the NGON 2023 event, which is organised worldwide every year, attended by the entire optical network industry and is the largest event for optical network technologies, the "Core Transport Network" team received the "Best Innovative Service Provider of the year" award for their new applications in the network with a focus on leadership in technology.

5G Core Summit Awards: At the 5G Core Summit event attended by global and local operators, the "Broadband Network & Enhanced Voice Services" teams won the "Best Network Reliability Solution" award for their redundancy and robustness practices in the Turkcel Packet and Voice Network with a focus on technology leadership.

SDC Awards 2023: Our RPA Marathon Programme, which has been running since 2022, was awarded in 2 categories; Intelligent Automation Project of the Year - WINNER and Company Culture Initiative - RUNNER UP.

PSM (Payment System Magazine) Awards: Paycell Showcase - RPA Robot project developed within the scope of the RPA Marathon programme won the Golden PSM in the "Internal Innovation" category.

APPENDIX-2: Turkcell ISO Certificates

- ISO 9001 Quality Management System
- ISO 10002 Customer Satisfaction Management System
- ISO 14001 Environmental Management System
- ISO 20000 Information Technology Service Management System
- ISO 22301 Business Continuity Management System
- ISO 27001 Information Security Management System
- ISO 27017 Information Security Management System in Cloud Services
- ISO 45001 Occupational Health and Safety Management System
- ISO 50001 Energy Management System

APPENDIX-3: Cooperated National, International and Non-Governmental Organizations

Organisation Name		Level of Engagement
3GPP	The 3rd Generation Partnership Project	Membership
AUSDER	Intelligent Transport Systems Association	Membership
BCTR	Blockchain Türkiye Platform	Membership
BGD	Information Security Association	Board Member (Tümay Ünal)
BUSIAD	Bursa Industry and Businessmen Association	Membership
DEIK	Foreign Economic Relations Board of Türkiye	Membership
ECTA	European Competitive Telecommunications Association	Membership
EDIDER	Digitalisation in Energy Association	Membership
ENDAVOUR	Association for Supporting Active Entrepreneurs	Membership
ESB	Access Providers Association	Membership
ETID	Electronic Commerce Operators Association	Membership
ETSI	European Telecommunications Standards Institute	Membership
HIB	Service Exporters Association	Membership
FKB	Financial Institutions Union	Membership
GSMA	Global System for Mobile Communications Association	Membership
GTI	Global TD-LTE Initiative	Membership
IAPP	International Association of Privacy Professionals	Membership
IIC	International Institute of Communication	Membership
IPTV ASSOCIATION	Internet Based Television Technologies Association	Membership
ITU	International Telecommunication Union	Membership
m-TOD	Mobile Telecommunication Operators Association	Board Membership (Ali Taha Koç, PhD, Ali Uysal, Prof. Dr Vehbi Çağrı Güngör)
MMA Türkiye	Mobile Marketing Association	Membership
MOBISAD	Mobile Communication Tools and Information Technologies Businessmen Association	Membership
MUSIAD	Independent Industrialists and Businessmen Association	Membership
NGMN	Next Generation Mobile Networks	Membership
PERYÖN	Human Management Association of Türkiye	Membership
SKD	Business and Sustainable Development Association	Membership
RVD	Advertisers Association	Membership
TELKODER	Turkish Competitive Telco Operators' Association	Membership
TOBB	The Union of Chambers and Commodity Exchanges of Türkiye	Membership
TUYAD	Telecommunication Satellite and Broadcasting Business Association	Membership
TÜBİSAD	Informatics Industry Association	Membership
TUSIAD	Turkish Industry and Business Association	Membership
TUYID	Turkish Investor Relations Association	Membership
UN Global Compact	United Nations Global Compact	Membership
WTECH	Women's Association in Technology	Membership
YASED	International Investors Association	Membership

APPENDIX-4: GRI Content Index

Statement of use : Turkcell İletişim Hizmetleri A.Ş. has reported in accordance with the GRI Standards for the period 01 January 2023-31 December 2023.

GRI 1 used : GRI 1: Foundation 2021

Applicable GRI Sector Standard(s) : N/A

GRI Standard	Disclosure	Location	Omission		
			Requirement(s) Omitted	Reason	Explanation
General Disclosures					
GRI 2: General Disclosures 2021	2-1 Organizational details	Turkcell at a Glance (p.30-32) About the Report (p.28) Our Offices (p.336)			
	2-2 Entities included in the organization's sustainability reporting	About the Report (p.28)			
	2-3 Reporting period, frequency and contact point	About the Report (p.28)			
	2-4 Restatements of information	No such restatement has been made			
	2-5 External assurance	Independent Assurance Report (p.230-234)			
	2-6 Activities, value chain and other business relationships	Turkcell Value Creaiton Process (p.58); Our Strategic Focuses, Initiatives and Opportunities (p.62); Value-oriented and Responsible Supply Chain Management (p.166-169)			
	2-7 Employees	Employee Demographics in 2023 (p.109)			
	2-8 Workers who are not employees	Turkcell may obtain external service support as needed for auxiliary tasks related to the nature of the job, technical reasons, or for roles requiring expertise such as cleaning, security, call center, and field support personnel.			
	2-9 Governance structure and composition	Board of Directors Structure (p.71-72)			
	2-10 Nomination and selection of the highest governance body	Board of Directors Structure (p.71-72)			
	2-11 Chair of the highest governance body	Board of Directors Structure (p.71-72)			
	2-12 Role of the highest governance body in overseeing the management of impacts	Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-13 Delegation of responsibility for managing impacts	Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-14 Role of the highest governance body in sustainability reporting	Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-15 Conflicts of interest	Board of Directors Structure (p.71-72) Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-16 Communication of critical concerns	Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-17 Collective knowledge of the highest governance body	Board of Directors Structure (p.71-72) Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-18 Evaluation of the performance of the highest governance body	Board of Directors Structure (p.71-72) Turkcell Sustainability Management and Involvement of Senior Management (p.47)			
	2-19 Remuneration policies	Board of Directors Structure (p.71-72)			
	2-20 Process to determine remuneration	Our Human Capital (p.109)			
	2-21 Annual total compensation ratio			Confidentiality Constraints	Data regarding re-muneration is considered as confidential.

GRI Standard	Disclosure	Location	Omission		
			Requirement(s) Omitted	Reason	Explanation
GRI 2: General Disclosures 2021	2-22 Statement on sustainable development strategy	Turkcell Sustainability Strategy: Positive Imprint in Sustainability (p.50)			
	2-23 Policy commitments	Human Rights, Business Ethics and Common Values (p.74)			
	2-24 Embedding policy commitments	Turkcell Sustainability Management and Involvement of Senior Management (p.47) Environmental Management (p.179-180)			
	2-25 Processes to remediate negative impacts	Turkcell Value Creation Process (p.58-59)			
	2-26 Mechanisms for seeking advice and raising concerns	Turkcell Sustainability Priorities (p.48-49); Interactions with Our Stakeholders (p.54-55)			
	2-27 Compliance with laws and regulations	Competition Management (p.76)			
	2-28 Membership associations	Turkcell's Sustainability Initiative Memberships (p.56-57); Cooperated National, International and Non-Governmental Organizations (p.192)			
	2-29 Approach to stakeholder engagement	Interactions with Our Stakeholders (p.54-55)			
	2-30 Collective bargaining agreements	Human Rights, Business Ethics and Common Values (p.74)			
Material Topics					
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Turkcell Sustainability Priorities (p.48-49)			
	3-2 List of material topics	Turkcell Sustainability Priorities (p.48-49)			
Decarbonisation and Renewable Energy					
GRI 3: Material Topics 2021	3-3 Management of material topics	Climate Crisis (p.80); Climate Change (p.181); Our Natural Capital (p.178-189)			
GRI 201: Economic Performance 2016	201-2 Financial implications and other risks and opportunities due to climate change	Climate Crisis (p.80); Climate Change (p.98); Our Natural Capital (p.178-189) CDP Report 2023			
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Our Natural Capital (p.183)			
	302-3 Energy intensity	Our Natural Capital (p.183)			
	302-4 Reduction of energy consumption	Our Natural Capital (p.185)			
GRI 303: Water and Effluents 2018	303-3 Water withdrawal	Our Natural Capital (p.186)			
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Our Natural Capital (p.182)			
	305-2 Energy indirect (Scope 2) GHG emissions	Our Natural Capital (p.182)			
	305-3 Other indirect (Scope 3) GHG emissions	Our Natural Capital (p.182)			
	305-4 GHG emissions intensity	Our Natural Capital (p.182)			
	305-5 Reduction of GHG emissions	Our Natural Capital (p.182)			
Circular Conduct					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Natural Capital (s.178-189)			
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Our Natural Capital (p.188)			
	306-2 Management of significant wasterelated impacts	Our Natural Capital (p.188)			
	306-3 Waste generated	Our Natural Capital (p.189)			
	306-4 Waste diverted from disposal	Our Natural Capital (p.188)			
	306-5 Waste directed to disposal	Our Natural Capital (p.189)			
Efficient Technology Solutions					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Manufactured Capital (p.124-131); Our Intellectual Capital (p.132-147); Our Social Capital (p.148-176)			

GRI Standard	Disclosure	Location	Omission		
			Requirement(s) Omitted	Reason	Explanation
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Our Manufactured Capital (p.131); Our Social Capital (p.148-176)			
	203-2 Significant indirect economic impacts	Our Manufactured Capital (p.124-131); Our Intellectual Capital (p.132-147)			
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Our Social Capital (p.148-175)			
GRI 416: Customer Health and Safety 2016	416-1 Assessment of the health and safety impacts of product and service categories	Our Manufactured Capital (p.124-126)			
	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	Our Manufactured Capital (p.124-126)			
Digital Security and Wellbeing					
GRI 3: Material Topics 2021	3-3 Management of material topics	Digital Security and Wellbeing (p.143)			
GRI 203: Indirect Economic Impacts 2016	203-2 Significant indirect economic impacts	Digital Security and Wellbeing (p.143)			
GRI 413: Local Communities 2016	413-2 Operations with significant actual and potential negative impacts on local communities	Our Manufactured Capital (p.126)			
Human-Oriented Turkcell Culture					
GRI 3: Material Topics 2021	3-3 Management of material topics	Human Rights, Business Ethics and Common Values (p.74); Our Human Capital (p.106-123); Equality of Digital and Social Opportunity (p.170)			
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Our Human Capital (p.110)			
	401-3 Parental Leave	Our Human Capital (p.106)			
GRI 402: Labor/ Management Relations 2016	402-1 Minimum notice periods regarding operational changes	Our Human Capital (p.107)			
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	Our Human Capital (p.122-123)			
	403-2 Hazard identification, risk assessment, and incident investigation	Our Human Capital (p.122-123)			
	403-3 Occupational health services	Our Human Capital (p.122-123)			
	403-4 Worker participation, consultation, and communication on occupational health and safety	Our Human Capital (p.122-123)			
	403-5 Worker training on occupational health and safety	Our Human Capital (p.122-123)			
	403-6 Promotion of worker health	Our Human Capital (p.122-123)			
	403-8 Workers covered by an occupational health and safety management system	Our Human Capital (p.122-123)			
	403-9 Work-related injuries	Our Human Capital (p.122-123)			
	403-10 Work-related ill health	Our Human Capital (p.122-123)			
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Our Human Capital (p.116)			
	404-2 Programs for upgrading employee skills and transition assistance programs	Our Human Capital (p.116-121)			
	404-3 Percentage of employees receiving regular performance and career development reviews	Our Human Capital (p.114)			

GRI Standard	Disclosure	Location	Omission		
			Requirement(s) Omitted	Reason	Explanation
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Our Human Capital (p.106)			
	405-2 Ratio of basic salary and remuneration of women to men	Our Human Capital (p.109)			
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Our Human Capital (p.108-110)			
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Human Rights, Business Ethics and Common Values (p.74)			
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Human Rights, Business Ethics and Common Values (p.74); Value-oriented and Responsible Supply Chain Management (p.166)			
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Human Rights, Business Ethics and Common Values (p.74); Value-oriented and Responsible Supply Chain Management (p.166)			
Ethical Conduct					
GRI 3: Material Topics 2021	3-3 Management of material topics	Turkcell Sustainability Management and Involvement of Senior Management (p.47); Human Rights, Business Ethics and Common Values (p.74); Anti-Bribery and Corruption, Compliance with International Capital Markets and Economic & Trade Sanctions and Export Controls (p.75); Competition Management (p.76); Artificial Intelligence (p.104); Value-oriented and Responsible Supply Chain Management (p.166)			
GRI 205: Anti-corruption 2016	205-2 Communication and training about anti-corruption policies and procedures	Anti-Bribery and Corruption, Compliance with International Capital Markets and Economic & Trade Sanctions and Export Controls (p.75)			
	205-3 Confirmed incidents of corruption and actions taken	Human Rights, Business Ethics and Common Values (p.74)			
GRI 206 Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Competition Management (p.76)			
Equality of Digital and Social Opportunity					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Strategic Focuses, Initiatives and Opportunities (p.62); Data Center (p.131); Equality of Digital and Social Opportunity (p.170)			
GRI 203: Indirect Economic Impacts 2016	203-2 Significant indirect economic impacts	Data Center (p.131); Equality of Digital and Social Opportunity (p.170)			
Responsible Value Chain					
GRI 3: Material Topics 2021	3-3 Management of material topics	Our Strategic Focuses, Initiatives and Opportunities (p.62); Localization Efforts (p.168)			
GRI 203: Indirect Economic Impacts 2016	203-2 Significant indirect economic impacts	Localization Efforts (p.168)			
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Localization Efforts (p.168)			
Transparency and Accountability					
GRI 3: Material Topics 2021	3-3 Management of material topics	Interactions with Our Stakeholders (p.54-55); Our Strategic Focuses, Initiatives and Opportunities (p.62); Our Financial Capital (p.91)			

APPENDIX-5: UNGC Progress Chart

Subject	UNGC Principles	Report Section
Human Rights	Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights	Strong Corporate Governance, Our Human Capital, Value-Oriented and Responsible Supply Chain Management
	Principle 2: make sure that they are not complicit in human rights abuses	Strong Corporate Governance, Our Human Capital, Value-Oriented and Responsible Supply Chain Management
Labour	Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	Strong Corporate Governance
	Principle 4: the elimination of all forms of forced and compulsory labour	Our Human Capital, Value-Oriented and Responsible Supply Chain Management
	Principle 5: the effective abolition of child labour	Our Human Capital, Value-Oriented and Responsible Supply Chain Management
	Principle 6: the elimination of discrimination in respect of employment and occupation	Our Human Capital
Environment	Principle 7: Businesses should support a precautionary approach to environmental challenges	Our Natural Capital
	Principle 8: undertake initiatives to promote greater environmental responsibility	Our Natural Capital
	Principle 9: encourage the development and diffusion of environmentally friendly technologies	Our Natural Capital
Anti-Corruption	Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery	Strong Corporate Governance

APPENDIX-6: Sustainability Principles Compliance Framework Table

		COMPLIANCE STATUS					
		YES	NO	PARTIAL	NOT RELEVANT	DESCRIPTION	REPORTING INFORMATION REGARDING PUBLICLY DISCLOSED DATA /LINK
	A. General Principles						
	A1. Strategies, Policies and Goals						
A1.1	The Board of Directors determines environmental, social and governance (ESG) material issues, risks and opportunities.	X					Turkcell Sustainability Management and Involvement of Senior Management (p.47) Turkcell Sustainability Priorities (p.49) Operational Risks (p.79-80) Climate Change (p.100)
	The Board of Directors determines and publicly disclose ESG Policies (Ex: Environmental Policy, Energy Policy, Human Rights Policy and HR Policy).	X					Turkcell Sustainability Management and Involvement of Senior Management (p.47) www.turkcell.com.tr/en/aboutus/corporate-social-responsibility/sustainability
A1.2	It determines and publicly discloses its Short and long-term goals regarding ESG policies were determined and publicly disclosed.	X					Our Human Capital (p.106) Our Intellectual Capital (p.132) Our Social Capital (p.148) Our Natural Capital (p.178)
	A2. Implementation/Monitoring						
A2.1	The Partnership determines and publicly discloses the committees/units responsible for the implementation of ESG policies, Partnership's the most senior responsibles regarding ESG issues and their duties.	X					Turkcell Sustainability Management and Involvement of Senior Management (p.47)
	Responsible committees and/or units report activities conducted in line with policies to the Board of Directors at least once during the year.	X					Turkcell Sustainability Management and Involvement of Senior Management (p.47)
A2.2	The Partnership develops and publicly discloses implementation and action plans in line with the short- and long-term ESG goals.	X					Turkcell Sustainability Management and Involvement of Senior Management (p.47) Turkcell Sustainability Strategy: Positive Imprint in Sustainability (p.50) Our Human Capital (p.106) Our Intellectual Capital (p.132) Our Social Capital (p.148) Our Natural Capital (p.178)
A2.3	Partnership publicly discloses ESG Key Performance Indicators (KPI) and their degree of achievement on a yearly basis.	X					Our Human Capital (p.106) Our Intellectual Capital (p.132) Our Social Capital (p.148) Our Natural Capital (p.178)
A2.4	The partnership publicly discloses sustainability performance improvement activities regarding business processes or products and services.	X					Our Human Capital (p.106-123) Our Intellectual Capital (p.132-147) Our Social Capital (p.148-175) Our Natural Capital (p.178-189)
	A3. Reporting						
A3.1	The Partnership discloses information on sustainability performance, goals and actions within the annual report in a clear, accurate and complete manner.	X					Turkcell Sustainability Strategy: Positive Imprint in Sustainability (p.50) Turkcell Value Creation Process (p.58-59) Our Human Capital (p.106-107) Our Manufactured Capital (p.124) Our Intellectual Capital (p.132) Our Natural Capital (p.178-180)
A3.2	Partnership publicly discloses information on which of the United Nations (UN) 2030 Sustainable Development Goals its activities are related to.	X					Sustainable Development Objectives Supported (p.52-53)
A3.3	Partnership publicly discloses lawsuits filed and/or concluded against and which are significant in terms of ESG policies and/or can significantly impact company's activities	X					Competition Management (p.76) Consolidated Financial Chart Footnotes (p.230)

		COMPLIANCE STATUS					
		YES	NO	PARTIAL	NOT RELEVANT	DESCRIPTION	REPORTING INFORMATION REGARDING PUBLICLY DISCLOSED DATA /LINK
	A4. Verification						
A4.1	Partnership's ESG Key Performance measurements are verified by an independent third party and publicly disclosed.		X			The GHG verification process for the period between 01 January 2023 and 31 December 2023 is ongoing, and when the process is completed, the statement regarding the verification will be shared in the certificates section on the corporate website.	
	B. Environmental Principals						
B1	The partnership publicly discloses policies and practices, action plans regarding Environmental Management and Environmental Management systems (known as ISO 14001 standard) and programs.	X					Environmental Management (p.179)
B2	The Partnership publicly discloses limitations for reporting scope, reporting term, reporting date and conditions regarding environmental reports prepared for sharing information on Environmental Management.	X					About the Report (p.28)
B3	Disclosed in A2.1.						
B4	The environmental targets that are included in the performance incentive systems on a stakeholder basis (such as board members, executives, and employees) have been publicly disclosed.	X					Environmental Management (p.179-180)
B5	The partnership publicly discloses how the prioritized environmental issues have been integrated into business objectives and strategies.	X					Environmental Value-oriented and Responsible Supply Chain Management (p.166-167)
B6	Disclosed in A2.4.						
B7	The Partnership publicly discloses how environmental issues are managed and integrated into business objectives and strategies throughout the partnership value chain, including suppliers and customers as well as the operational process.	X					Environmental Value-oriented and Responsible Supply Chain Management (p.166-167)
B8	The Partnership publicly discloses its involvement in policy-making processes of environmental organizations and NGOs and cooperation established with these institutions.	X					Climate Change (p.181)
B9	The Partnership publicly discloses periodically comparable data on environmental impacts in the light of environmental indicators (GHG emissions (Scope-1 (Direct), Scope-2 (Energy indirect), Scope-3 (Other indirect)), air quality, energy management, water and wastewater management, waste management, biodiversity impacts).	X					Our Natural Capital (p.182-189)
B10	The Partnership publicly discloses standard, protocol, methodology, and base year details used to collect and calculate its data.	X					Our Natural Capital (p.178-189)
B11	The Partnership publicly discloses increase or decrease in environmental indicators for the reporting year in comparison with previous years.	X					Our Natural Capital (p.178-189)
B12	The Partnership sets short and long-term goals for reducing its environmental impacts and publicly discloses progress in these goals in comparison with goals set for the previous years.	X					Our Natural Capital (p.178)

| | | COMPLIANCE STATUS | | | | DESCRIPTION | REPORTING INFORMATION REGARDING PUBLICLY DISCLOSED DATA /LINK |
		YES	NO	PARTIAL	NOT RELEVANT		
B13	The partnership set a strategy for fighting with climate crisis and publicly discloses actions planned.	X					Our Natural Capital (p.181-185)
B14	The Partnership establishes and publicly discloses programs or procedures in order to avoid or to minimize potential negative impacts of products and/or services.	X					Turkcell Energy Solutions (p.184-185)
	The Partnership takes and publicly discloses actions to enable third parties (ex: suppliers, contractors, dealers, etc) decrease their GHG emissions.	X					Environmental Value-oriented and Responsible Supply Chain Management (p.166-167)
B15	The Partnership publicly discloses environmental benefits/profits or cost savings achieved through initiatives and projects carried out to reduce its environmental impacts.	X					Energy Efficiency (p.185) 2023 CDP Report
B16	The Partnership publicly discloses Scope-1 and Scope-2 energy consumption data (natural gas, diesel, gasoline, LPG, coal, electricity, heating, cooling, etc.).	X					GHG Emissions (p.182)
B17	The Partnership publicly discloses information on electricity, heat, steam and cooling generated in the reporting year.	X					Energy Management (p.183)
B18	The partnership carries out and publicly discloses studies on increasing the use of renewable energy, transition to zero or low carbon electricity.	X					Turkcell Energy Solutions (p.184-185)
B19	The Partnership publicly discloses renewable energy production and usage data.	X					Turkcell Energy Solutions (p.184-185)
B20	The Partnership conducts energy efficiency projects and publicly discloses energy consumption and emission reductions due to energy efficiency projects.	X					Energy Efficiency (p.185)
B21	The Partnership publicly discloses water consumption, amount of underground or surface water withdrawn if any, recycled or discharged, its sources and procedures.	X					Water Management (p.186)
B22	The Partnership publicly discloses whether operations or activities are included in any carbon pricing system (Emission Trading System, Cap & Trade, or Carbon Tax).	X					2023 CDP Report
B23	The Partnership publicly discloses the carbon credit information accumulated or purchased during the reporting period.	X					GHG Emissions (p.182)
B24	The Partnership publicly discloses details on carbon pricing if applied within the partnership.	X					2023 CDP Report
B25	The Partnership publicly discloses the platforms where environmental information of the Partnership published.	X					2023 CDP Report
C. Social Principles							
C1. Human Rights and Labour Rights							
C1.1	The Partnership develops a Corporate Human Rights and Employee Rights Policy in compliance with the Universal Declaration of Human Rights, the ILO Conventions which Türkiye has approved, and other relevant legal regulations; determines individuals responsible for application of the policy, and publicly discloses policy and people responsible for its practice.	X					Diversity, Inclusion, and Equal Opportunity (p.108-109)
C1.2	The Partnership includes subjects such as fair workforce, improvement of working standards, female employment and inclusivity (such as no discrimination based on gender, race, religion, language, marital status, ethnic identity, sexual orientation, gender identity, family responsibilities, trade union activities, political views, disabilities, social and cultural differences, etc.) in its Labour Rights Policy considering also supply and value chain impacts.	X					Diversity, Inclusion, and Equal Opportunity (p. 108-109) Environmental Value-oriented and Responsible Supply Chain Management (p.166-167) Diversity, Inclusion, and Equal Opportunity (p.108-109)

| | | COMPLIANCE STATUS | | | | DESCRIPTION | REPORTING INFORMATION REGARDING PUBLICLY DISCLOSED DATA /LINK |
		YES	NO	PARTIAL	NOT RELEVANT		
C1.3	The Partnership publicly discloses measures taken to respect the rights of specific economically, environmentally, and socially vulnerable groups (such as low-income groups, women, etc.) or minority rights/equal opportunities along the value chain.	X					Diversity, Inclusion, and Equal Opportunity (p.108-109)
C1.4	The Partnership publicly discloses developments on preventive and corrective practices regarding discrimination, inequality, human rights violations, forced labor, and child labour.	X					Diversity, Inclusion, and Equal Opportunity (p.108-109) Environmental Value-oriented and Responsible Supply Chain Management (p.166-167)
C1.5	The Labour Rights Policy includes subjects such as investments in employees (such as training, development policies), compensation, fringe benefits, the right to unionize, work/life balance solutions, and talent management.	X					Human Rights, Business Ethics and Common Values (p.74) Our Human Capital (p.109) Training and Development Our Approach (p.116)
	The Partnership establishes mechanisms for resolving employee complaints and disputes have been established, and processes for resolving disputes.	X					Human Rights, Business Ethics and Common Values (p.74)
	The Partnership publicly discloses activities conducted during the reporting year in order to ensure employee satisfaction.	X					Employee Loyalty and Happiness (p.112)
C1.6	The Partnership establishes and publicly discloses its OHS Policy.	X					Safe and Healthy Work Environment (p.122-123)
	The Partnership publicly discloses precautions taken to prevent occupational accidents and to protect health and accident statistics.	X					Safe and Healthy Work Environment (p.122-123)
C1.7	The Partnership establishes and publicly discloses its policies on protection of personal data and data security.	X					Digital Security and Wellbeing (p.143) www.turkcell.com.tr/tr/gizlilik-ve-guvenlik?page-kisisel-verilerin-korunmasi
C1.8	The Partnership establishes and publicly discloses its Code of Ethics.	X					Human Rights, Business Ethics and Common Values (p.74) www.turkcell.com.tr/todiek
C1.9	The Partnership discloses its activities on community investments, social responsibility, financial inclusion and access to financing.	X					Digital Financial Services (p.68-69) Social Investment and Sponsorship Projects (p.170-175)
C1.10	The Partnership organizes briefings and trainings programs on ESG policies and practices for employees.	X					Environmental Management (p.180)
C2. Stakeholders, International Standards and Initiatives							
C2.1	The Partnership establishes and publicly discloses a customer satisfaction policy regarding management and resolution of customer complaints.	X					Customer Satisfaction Management (p.163)
C2.2	The Partnership publicly discloses information regarding communication with stakeholders (including who the stakeholders are, the topics and the frequency of communication)	X					Interactions with Our Stakeholders (p.54-55)
C2.3	The international reporting standards adopted in reporting have been disclosed.	X					About the Report (p.28)
C2.4	The Partnership publicly discloses sustainability principles adopted, as well as the international organizations, committees, and principles signed or joined.	X					Cooperated National, International and Non-Governmental Organizations (p.192)
C2.5	The Partnership makes improvement efforts to be included in Borsa Istanbul's and/or international index providers' sustainability indices.	X					Sustainability Indices and Performance Indicators (p.92-93)
D. Corporate Governance Principles							
D1	The Partnership received stakeholder opinions in determining measures and strategies in the field of sustainability.	X					Turkcell Sustainability Priorities (p.48-49) Interactions with Our Stakeholders (p.54-55)
D2	The Partnership works on increasing awareness about the subject of sustainability and its importance through social responsibility projects, awareness events, and trainings.	X					Social Investment and Sponsorship Projects (p.170-175)

Group Companies and Other Information on Corporate Governance

Our Subsidiaries[18]

lifecell[19]

lifecell launched operations in Ukraine in February 2005. The quarterly active subscriber base increased by 1.5 million to 9.9 million in 2023. Lifecell maintains its leading position in Ukraine in this area, with smartphone penetration reaching 83.5% by the end of 2023.

By the end of 2023, lifecell's 4G network will cover a population of more than 31.5 million and more than 17,000 settlements in Ukraine. lifecell's 3G and 4.5G networks cover 78.7% of Ukraine's population and 61.7% of its territory.

lifecell's total number of subscribers increased to 11.7 million in 2023. lifecell's revenues in local currency terms increased 24.4%, while its EBITDA rose 25.0% resulting in an EBITDA margin of 58.1% for the full year. In TRY terms, lifecell's revenue declined by 2.7% with an EBITDA margin of 58.0% for the full year.

In March 2023, lifecell won the Operator's Work Under Fire award in the Best Mobile Innovation Supporting Emergency or Humanitarian Situations category at the Glomo Awards, the telecoms industry's most prestigious global awards. Lifecell was recognised for supporting its network and subscribers with exceptional technological and digital solutions during the war, highlighting the heroism and dedication of the lifecell engineering team.

In May, lifecell enabled its subscribers to use 5G while roaming in a number of countries.

⊛ [18] Not all our subsidiaries are included in our Subsidiaries section. You can find the list of subsidiaries under note 39 of IFRS report which is attached to our Integrated Annual Report.

[19] As per our Company's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on December 29, 2023 for the transfer of all shares, along with all rights and debts, of lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, which are Turkcell's subsidiaries operating in Ukraine, to NJJ Capital. The sale of the Ukrainian assets remains subject to the completion of closing conditions. As of December 31, 2023, lifecell LLC, LLC Global Bilgi and LLC UkrTower have been classified as a disposal group held for sale and as discontinued operations.

BeST

After joining Turkcell Group in July 2008, BeST (Belarusian Telecommunications Network) became the first mobile operator to offer 3G services in Belarus in November 2009. As of 31 December 2009, BeST provided 2G and 3G services in all cities with more than 10,000 inhabitants and 2G services on all major intercity motorways and highways in the Republic of Belarus, achieving a population coverage of approximately 99.8% and a geographical coverage of 93.1% in Belarus.

In August 2016, BeST became one of the first two operators to offer 4G services using LTE infrastructure installed by beCloud. BeST offers 4G LTE services in all regions and major cities of Belarus, with 4G geographical coverage of 89.2% and population coverage of 98.2%. The share of 4G subscribers reached 82% of the 3-month active data subscriber base in 2023. Increasing penetration of 4G services resulted in average monthly data consumption per user reaching 19.2 GB. The 4G network will carry 85% of total data traffic by 2023.

BeST continues its transformation from a communications service provider to a digital operator, converting its subscribers into 4G users. Accelerating digital subscriptions and increasing its share of subscriber acquisition, enhancing self-service capabilities through mobile applications and web channels, expanding digital service portfolio and penetration are the key initiatives that will continue the digitalisation journey in 2023. By bringing together connectivity and content to enrich customers' digital experience, BeST is driving ARPU growth through data services and a diversified digital services portfolio in line with Turkcell's strategy. Accordingly, BeST added BiP, fizy, lifebox, magazines, TV+, games and digital book, digital education platforms to its digital services portfolio. By the end of 2023, 52.3% of 3-month active subscribers are using at least one digital service and solution.

BeST continues to develop its self-service mobile application with new services and features. The mobile application allows customers to make payments and transfers using their mobile balance. In addition, BeST launched an insurance service on its self-service mobile application in 2023, allowing customers to sign up for various insurance policies. These new services enhance the seamless digital experience for customers, and increase customer engagement and loyalty.

BeST is the first mobile operator in Belarus to launch a digital SIM card activation service via a mobile application using facial recognition technology based on machine learning algorithms in 2020. The service has been successfully developed by Lifetech, a wholly owned subsidiary of BeST. Lifetech was established in 2012 to provide services in telecommunications and infrastructure solutions, information and communication technologies, software development and security systems.

Lifetech successfully provides IT-based solutions to Turkcell Group and other clients, and carries out software development projects both in Belarus and abroad.

Kuzey Kıbrıs Turkcell

Established in 1999 as a wholly-owned subsidiary of Turkcell, Kuzey Kıbrıs Turkcell continues its operations as the leading operator in the TRNC with an infrastructure covering almost the entire population and an active subscriber market share of 62% excluding telemetry according to the third quarter data of 2023 released by the Information and Communication Technologies Authority[20].

Lifecell Digital LTD., which entered the fixed internet market in the TRNC in 2018, continues its services with the success it has achieved in this field.

Kuzey Kıbrıs Turkcell became the first operator to launch 4.5G in the Turkish Republic of Northern Cyprus on 7 September 2023 by receiving the widest frequency band in the 4G/5G tender. Thus, with 99.6% population coverage, Turkcell launched this service in Northern Cyprus within 10 months, providing its customers with up to 10 times faster internet infrastructure.

Kuzey Kıbrıs Turkcell's 2023 revenues increased by 20.4% to TRY 1.1 billion.

Turkcell Global Bilgi

Turkcell Global Bilgi offers a new generation of creative solutions by combining 24 years of experience in customer experience with digital transformation. As a strategic business partner to brands, Turkcell Global Bilgi aims to increase customer loyalty and brand revenue by creating customised solutions to meet the needs of more than 100 companies, including Turkcell.

Operating in Türkiye and Ukraine, Turkcell Global Bilgi is the first Turkish customer experience centre to operate abroad with its investment in Ukraine. With 16,657 employees, Turkcell Global Bilgi creates value by leading the sector with 11,656 female employees, who make up 70% of the total workforce.

Ranked among the top 500 IT companies in Türkiye, Turkcell Global Bilgi provides research management, customer experience design, social media management and technology support services in addition to call centre services. By implementing its own digital platforms in its R&D centre, Turkcell Global Bilgi offers digital services such as robotic process automation (RPA), cloud-based switchboard infrastructure, digital assistant, video calling, etc. to businesses.

Global Tower

Global Tower, Türkiye's leading tower company, currently operates in four countries. Providing tower leasing, tower build-sell, tower maintenance and contract management services to telecom operators, broadcasters, internet service providers, energy companies and public institutions, Global Tower has started to offer satellite services solutions to its customers as part of its end-to-end service approach. Global Tower currently provides closed-circuit satellite services to over two thousand points through its own geographically redundant infrastructure, and aims to expand its product range and service diversity by following the trends in the satellite industry.

The breakdown of Global Tower's tower portfolio of 11,152 towers as of the end of Q4 2023 is as follows

❯ Türkiye: 9,163 (owned: 4,737, right of use: 2,189, contract management: 2,237)

❯ Ukraine: 1,038 (owned)

❯ Belarus 836 (right of use)

❯ TRNC: 115 (right of use)

Superonline İletişim Hizmetleri A.Ş.

Turkcell Superonline was established in 2009 through the merger of our subsidiary Tellcom (established in 2004 as Bilişim Telekomunikasyon and became Tellcom in 2006) and Superonline acquired from Çukurova Group. It provides telecommunications services to individual, corporate and carrier customers under the Turkcell Superonline brand. It is authorised by the Information and Communication Technologies Authority (ICTA) to provide internet service provider, fixed-line telephony service, infrastructure operation service, satellite communication service, cable broadcasting service and mobile virtual network service. Within the framework of these authorizations, Turkcell Superonline's 2023 revenue was TRY 18.5 billion and EBITDA was TRY 7.0 billion .

As of the end of 2023, Turkcell Superonline have 3.1 million broadband internet customers, of which 2.3 million are on its own fiber infrastructure, and 1.4 million IPTV customers under the TV+ brand. As of the same date, Turkcell Superonline provides fiber access with speeds of up to 10 Gbps to 5.8 million households in 28 cities with a fiber length of 62,000 km. In addition, Turkcell Superonline provides fixed broadband internet services to more households through contracts signed with other infrastructure operators in the sector, while some operators enable broadband internet services to their customers through Turkcell Superonline's infrastructure. Turkcell Superonline offers voice transport and termination, Internet,

⊛ [20] Active subscriber market share excluding telemetry

point-to-point data connections, network security solutions, server hosting in 8 data centres, 4 of which are new generation, and cloud services to corporate and operator customers. In line with its vision of transforming the Silk Road into the Fiber Road and making Türkiye an Internet hub, which it has been implementing since 2008, the company carried more than 23TB of capacity with 11 border connection points in 2023.

Turkcell Finansman A.Ş. - Financell

Turkcell Finansman A.Ş., one of the key players in the Turkish financial sector, provides financial loan solutions in areas such as GES loans (solar energy system financing loans), used cars, furniture, white goods, and technology products and services to corporate and individual customers under the 'Financell' brand.

Offering its services in around 1,085 Turkcell stores, 2,307 DSN+ (Digital Point of Sale) stores and digital distribution channels across Türkiye, Financell has maintained its leading position in the non-banking financial sector with the highest number of customers for years.

Turkcell Finansman A.Ş. has disbursed approximately 17 million loans worth TRY 40 billion and entered the corporate lending segment with the digital transformation loan in 2021. On the other hand, the company continues to successfully manage its credit risk thanks to the credit risk infrastructure and digital transformation projects implemented in 2021. Financell started to provide financing services to corporate and superonline customers in 2021, and started to operate in non-Turkcell channels with new products such as digital holiday loans and vehicle loans in 2022. In 2023, Financell focused on green energy financing, offering favourable loans for SPP projects, especially for the sustainability of rehabilitation in the earthquake zone. In addition, Financell deepened the business of used car loans, corporate loans and shopping loans, which it started in 2022. Finally, in 2023, Financell launched a new model offering supplier financing to companies.

Turkcell Dijital Sigorta A.Ş.

Turkcell Dijital Sigorta A.Ş. was established with 100% Turkcell Finansman A.Ş. capital to carry out insurance activities based on digital and innovative technologies in non-life insurance branches.

In 2023, Turkcell Dijital Sigorta A.Ş.'s licence applications in Accident, Sickness / Health, General Damages, General Liability, Financial Losses, Legal Protection, Fire and Natural Disasters branches were registered with the Insurance and Private Pension Regulatory and Supervisory Authority (SEDDK), Hazir started its operations with the Financell Kredim Güvende credit protection insurance product under the "Wiyo" brand in 2023, continued with the Cyber Security Insurance product that secures Turkcell group companies, and continued its activities with the Wiyo Healthy Life and Wiyo Home Life personal accident insurance package products launched in November 2023.

Turkcell Sigorta Aracılık Hizmetleri A.Ş.

Turkcell Sigorta Aracılık Hizmetleri A.Ş. aims to provide solutions in risk management of customers with individual products.

Turkcell Sigorta Aracılık Hizmetleri A.Ş. meets the insurance needs of individual customers as an agency by offering device insurance, invoice protection and travel health insurance, and provides corporate insurance services with "Executive and Manager Liability Insurance" covering the liabilities of Turkcell Group executives in connection with the performance of their duties, and "Elementary Group Policies" covering the assets of Turkcell and its group companies against risks and liabilities such as fire, earthquake, flood and storm.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. - Paycell

In 2017, Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (TÖHAŞ) added E-Money licence to the payment services licence it obtained from the BRSA in 2016. While a rapid techfin transformation has been taking place in the world over the past 10 years, the Turkish market also shows a high potential for the expansion of techfin services with its attractive internal dynamics. In particular, the high rate of young population, high rate of smart device usage, approximately 30 million potential users without a bank account, still high rate of cash

usage in shopping and rising e-commerce volume stand out as factors that will support the rapid increase in the usage rate of solutions in the techfin field. Since early 2020, this transformation has accelerated considerably with the impact of the COVID-19 pandemic that has affected the world. In particular, changing living conditions and needs have led customers to show more interest in digital platforms. One of the most positively affected sectors was e-commerce. In line with all these needs and changing habits, our vision with Paycell was to enable more users to easily benefit from financial services with the fast and secure payment solutions we created by combining technology and financial services.

We continue to lead the techfin sector by reaching record transaction volumes in many products. In 2023, the number of Paycell customers reached 8.0 million, while the number of Paycell application downloads exceeded 25.3 million with the new functions added. The total transaction volume through Paycell reached TRY 65.6 billion by the end of 2023.

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.*

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş., which provides services in the field of meal cards, is a meal card company established in 2018 in partnership with Turkcell, BELBIM A.Ş. and PTT. It serves under the Paye Kart brand. It has reached more than 16 thousand member workplaces across Türkiye.

Paye meal card is the first meal card that provides the option to be used in transportation. Paye Card, which is a contactless card, can be used in transportation in Istanbul and at all points where Istanbul Card is valid.

It offers an easy payment service with its contactless payment feature that saves time while making meal payments of the personnel. Paye Card also offers fast and easy payment via QR method at contracted merchants and market chains with Paycell QR payment infrastructure. At the same time, Paye Kart Online payment option provides convenience and time saving with home delivery of purchases made over the internet from contracted points.

▶ *We have a shareholding of 66.6%.

Turkcell Teknoloji Araştırma ve Geliştirme A.Ş.

Since 2007, Turkcell Teknoloji has been contributing to the development of the technological infrastructure of Turkcell, Türkiye's leading telecommunications company, with the strategy of expanding its products and services to international markets and providing its unique solutions to operators abroad. Accordingly, Turkcell Teknoloji aims to develop new digital and ICT services on a global scale in line with the latest technology and market requirements, and to expand the regions in which the Turkcell Group provides services. The products and services developed by Turkcell Teknoloji today serve more than 100 million users in 15 countries.

Turkcell continues to rapidly expand its position in technological studies. With the motivation to break new ground in Türkiye and the world, Turkcell Technology continues to develop as Türkiye's largest and most competitive R&D organisation with 992 research engineers by 2023. Turkcell Technology's goal is to "develop innovative technologies in the field of communication and impact" and to "be a pioneer, leader and example by making the best use of the local workforce" in R&D. The company is broadening its scope from a technology-oriented network provider to a service-oriented experience provider and is becoming an R&D centre in domestic and international markets with the innovative solutions it develops.

Turkcell Teknoloji's focus areas include big data processing, business intelligence applications, intelligent cloud platform and solutions developed on the platform, location-based services and platforms, geographical information systems, customer relationship management and solutions, network management solutions, next generation value-added services, mobile financial systems, music and entertainment services, IPTV services, mobile marketing solutions, projects for 5G and beyond infrastructure, mobile communication solutions, campaign management systems, smart SIM card solutions, digital identity technologies, image and video processing, text and natural language processing (NLP), recommendation engines, speech analytics, robotic assistants, robotic process automation, mobile analytics platforms, hospital management solutions, artificial

intelligence in healthcare, business application solutions, content delivery network (CDN) solutions, over-the-top (OTT), AIOPS/devops and blockchain solutions.

Since 2007, Turkcell Technology has become the leader in its sector in Türkiye with 4,114 national and 247 international patent applications and 1,019 registered patents. As a pioneer in the production of new technologies, Turkcell Technology has played an important role in the dissemination of technology by producing 40 academic and 297 technical publications on national and international platforms in 2023. In addition, the company continued to intensify its product promotion, conference participation and training activities in many channels to increase the technology experience of the ecosystem.

Lifecell Ventures

The mission of Lifecell Ventures, a wholly-owned subsidiary of Turkcell established in the Netherlands, is to offer digital communications, content-based entertainment, music, TV applications and many technology solutions developed by Turkcell Group companies and technology business partners, such as performance and network monitoring tools, customer value management platform, to the global market. In 2017, the company launched its first international digital solutions partnership with the revenue sharing model in Moldcell, an Eastern European operator, with 'BiP' and 'lifebox' products.

Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (Turkcell Energy Solutions)

In addition to the telecommunications sector, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş., which started operations in 2018 under the "Enerjicell" brand, is responsible for managing energy costs and coordinating operations to provide the most advantageous electricity supply to Turkcell Group companies. Turkcell Energy Solutions is expanding its portfolio in the energy sector with its investments and projects in the field of renewable energy generation and aims to increase its share in the sector both in terms of generation and supply. As part of these activities, the company pioneered the implementation of renewable energy investments with a self-consumption model in Turk-

cell-owned buildings and completed rooftop solar energy projects, particularly in the newly established Ankara Data Centre. Turkcell Energy Solutions, which recently added an 18 MW wind power plant to its portfolio in 2021, aims to continue its renewable energy investments in the coming periods and transform Turkcell into a company that supplies and generates electricity from environmentally friendly sources with zero carbon emissions. In addition, by achieving I-REC and YEK-G certified sales of the renewable energy it provides from 2021, it has increased the practices and incentives of its business partners in this field.

Turkcell Dijital İş Servisleri A.Ş. (DBS)

As one of the companies that invests the most in human resources and technology in Türkiye, our main goal is to be a reliable technology partner that provides end-to-end turnkey solutions to our customers. Turkcell Dijital İş Servisleri A.Ş. was established to be part of our customers' digital transformation journey and to lead them as a strategic technology partner in this area. We enable our customers to move forward with the most appropriate financial model in their new technology investment plans, and focus more on their own business.

Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (Togg)

The relationship between Türkiye's Automobile Initiative Group Industry and Trade Inc. (Togg) and Turkcell continues to strengthen in light of recent developments. Turkcell is actively enhancing vehicle and fleet safety through the provision of advanced e-mobility solutions as part of its digital business services. Holding a 23% stake in Togg, started mass production of its C-segment SUV model T10X at the Gemlik Togg Technology Campus in 2022. So far, there are more than 15,000 T10Xs on Turkish roads and this number is expected to increase by the end of the year. Within the ecosystem that will be created around the smart and connected device, new services, new user experiences and new business models in mobility will be developed. To this end, a strategic cooperation agreement was signed with Paycell in 2022 to integrate innovative payment systems and digital financial solutions into the mobility ecosystem. In 2023, Togg's cooperation with fizy, our digital music platform, will bring Togg users together with music. This cooperation enriches the driving experience of Togg users and enables them to spend more enjoyable time in the car.

At Turkcell, we play a pivotal role in providing essential traffic planning insights to municipalities and airlines. With the transport data matrices we provide to municipalities, we support urban traffic planning and enable citizens to use public transport systems more efficiently. At the same time, we help reduce carbon emissions by reducing traffic density. The data we provide to airlines enables them to better analyse passenger flows between cities and assess seasonal effects. We also contribute to effective transport planning in terms of energy efficiency and savings.

Atmosware Technology Training and Consultancy Inc.

Atmosware was established in 2021 to develop software products and services, to train software developers for this purpose, to provide services to our company, its subsidiaries and other parties inside and outside the country within this scope and/or to operate in other areas permitted by law.

Since its establishment, Turkcell Academy has been a key partner in the "Investing in Youth, Software for the Future" project organised in partnership with the Ministry of National Education. Through this project, the company has recruited nearly 150 software developers from the participants who completed 6 months of vocational training and field experience. By closely following the master-apprentice relationship and balance, the company has also hired experienced software developers, bringing the total number of information technology employees to over 300.

Atmosware's IT team provide software product development services both to our company and to other companies in the ecosystem. Atmosware, which follows the principle of remote working, has employees in 46 different cities. Under the vision of "81 employees in 81 provinces", Atmosware aims to spread the employment in the field of activity all over Türkiye.

Statement Of Compliance With Corporate Governance Principles

Turkcell İletişim Hizmetleri A.Ş. ("Turkcell" or the "Company") is aware of its responsibilities towards its stakeholders, with the belief that high standards of corporate governance are key to maintain successful business practices and to provide long-term economic value to the company's shareholders. Within this framework, having adopted the principles of "equality," "transparency," "accountability" and "responsibility" that constitute the basis of corporate governance in its activities, the Company exercises due diligence with regard to compliance with the Capital Markets Law ("CML") and the secondary regulations and resolutions of the Capital Markets Board ("CMB").

In parallel with corporate governance efforts established with the creation of the Investor Relations Department at the time of the IPO, and gained momentum in 2003, corporate governance mechanisms are being implemented in line with the corporate governance principles.

Turkcell İletişim Hizmetleri A.Ş. places a great importance on the full compliance with Corporate Governance Principles. Although full compliance with non-mandatory corporate governance principles provided in the relevant legislation is aimed, it has yet to be achieved due to the challenges in the implementation of certain principles, the incompatibilities between some principles and the current structure of the Company and the market. Besides, an utmost care is given to compliance with mandatory corporate governance principles

In the activity period that ended as of 31 December 2023, in the annual report's following sections, compliance to the corporate governance principles annexed to the Communiqué on Corporate Governance is disclosed along with the necessary explanations given for the principles that are yet to complied with: (i) the Corporate Governance Compliance Report ("CGCR") and (ii) the Corporate Governance Fact Sheet ("CGFS") and (iii) other relevant sections. Within this framework:

Considering the regulation and global best practices, board of directors' performance evaluation forms were created as a result of the below process and implementation designed by the Corporate Governance and Capital Markets Compliance Directorate within the recommendation of the Corporate Governance Committee and with the guidance of Board of Directors., Accordingly, each Board member had completed "the Board of Directors Performance Evaluation" for the year 2021 and 2022:

1. The scope of the evaluation process consists of the below set of questions in which the answers are measured within a certain scale.
   a. Information provided to the Board before and during the meetings: The set of question contained in this section addresses issues such as whether there was timely, clear and comprehensive information regarding the meeting agenda items, whether financial information highlights important issues and trends, and the effectiveness and impartiality of the meetings.
   b. Board Composition and Function: The set of question contained in this section addresses issues such as whether the members have the necessary qualifications, experience and skills, whether a sufficient number of meetings are held, and the functioning of the committees.
   c. Board Dynamics: The set of question contained in this section addresses the main issues such as the effectiveness of the oversight, adequacy of annual business plan reviews and whether the Company's value, mission, strategy, business plans are reflected on important issues, and whether financial indicators are followed up properly.
   d. Board Members' standards of conduct: The set of question contained in this section addresses issues such as conflict of interest and adequacy of contribution.
2. Within the above methodology, each Board Member have made separate evaluations.
3. Feedbacks of the Board Members have been reviewed.
4. Actions to improve the processes have been identified as a result of the reviewed and analyzed feedback

In line with the aim of using the improvement areas identified after the performance evaluation process as the basis for advanced corporate governance practices, a number of actions were taken at corporate level in 2022, including but not limited to the implementation of a new platform that ensures the digitalization of access to the Board of Directors meeting documentation, the transfer of documentation to a secure platform and continuous access to the relevant documentation and, Strategy and Digitalization Committee was established.

In 2023, improvement areas were identified from the outputs of performance evaluation process carried out by the Board of Directors for the year 2022 and focus areas relating to corporate governance practices were determined with relevant departments within the Company by conducting a gap analysis for the issues communicated to our Company both from our shareholders and from all other corporate governance stakeholder.

In this context, the structure of the Ethics Committee was reorganized with the amendments adopted by Board of Directors to ensure senior management's the oversight of ethical policies, and an internal audit was conducted regarding awareness of Turkcell Common Values and Code of Business Ethics for 2023.

Within the scope of NYSE's listing rules regarding clawback policy that are applicable to our company, which entered into force on 2 October 2023, it was obligated for public companies to recoup/recover erroneously awarded performance based compensations from defined executive persons (if any) under certain criteria if the Company is required to prepare a restatement of incomplete, inaccurate or misleading financial tables. In this context, our Company's Board of Directors adopted Clawback Policy with a resolution dated 7 November, 2023. Audit Committee, consisting of independent members, is designated for the administration of the Clawback Policy.

Disclosures regarding other issues, within the framework of the relevant legislation, particularly CMB legislation and Turkish Commercial Code are given below:

- No extraordinary general assembly was held in 2023.
- No administrative or judicial sanctions were imposed on our Company's upper management.
- Explanations regarding the amendment of the Company's Articles of Association in 2023, are included in the ordinary general assembly meeting minutes, which was held on September 13, 2023 (minutes)
- Turkish Commercial Code Article 376 is not applicable as the Company made profits in 2023.
- There are no cross-ownership subsidiary in which the direct contribution to the capital exceeds 5%.
- Information regarding the changes in the Board of Directors in 2023 is included in the ordinary general assembly meeting minutes, which was held on 13 September 2023.

Considering the developments and best practices, studies will be carried out to improve our corporate governance practices and ensure better operation of the mechanisms designed for the implementation of corporate governance principles.

Should the CGCR or CGFS be amended within the activity period, a material event disclosure will be made, and such amendments will be included in the interim activity reports.

Corporate Governance Principles Compliance Report

	Compliance Status					
	Yes	Partial	No	Exempted	Not Applicable	Explanation
Corporate Governance Compliance Report						
1.1. Facilitating The Exercise of Shareholder Rights						
1.1.2 - Up-to-date information and disclosures which may affect the exercise of shareholder rights are available to investors at the corporate website.	X					
1.2. Right to Obtain and Review Information						
1.2.1 - Management did not enter into any transaction that would complicate the conduct of special audit.	X					
1.3. General Assembly						
1.3.2 - The company ensures the clarity of the General Assembly agenda, and that an item on the agenda does not cover multiple topics.	X					
1.3.7 - Insiders with privileged information have informed the board of directors about transactions conducted on their behalf within the scope of the company's activities in order for these transactions to be presented at the General Shareholders' Meeting.					X	No information regarding this kind of activities were received from such person following the routine information requests made before the general assembly meetings.
1.3.8 - Members of the board of directors who are concerned with specific agenda items, auditors, and other related persons, as well as the officers who are responsible for the preparation of the financial statements were present at the General Shareholders' Meeting.	X					
1.3.10-The agenda of the General Shareholders' Meeting included a separate item detailing the amounts and beneficiaries of all donations and contributions.		X				Donations and charities are included seperately on the general assembly agenda; but information regarding the amount and beneficiaries of these donations and charities are given seperately in the general assembly meeting within the scope of the shareholders' right to obtain information.
1.3.11 - The General Shareholders' Meeting was held open to the public, including the stakeholders, without having the right to speak.			X			Results of general assembly meeting has been shared with the media through press release.
1.4. Voting Rights						
1.4.1 - There is no restriction preventing shareholders from exercising their shareholder rights.	X					
1.4.2- The company does not have shares that carry privileged voting rights.			X			Please see AoA: Article 7.2 and 7.3 https://s.turkcell.com.tr/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Turkcell-Genel-Kurul-Bilgilendirme-Dokumani.pdf
1.4.3 - The company withholds from exercising its voting rights at the General Shareholders' Meeting of any company with which it has crossownership, in case such cross ownership provides management control.					X	There are no mutual participation.
1.5. Minority Rights						
1.5.1- The company pays maximum diligence to the exercise of minority rights.	X					
1.5.2-The Articles of Association extend the use of minority rights to those who own less than one twenthieth of the outstanding shares, and expand the scope of the minority rights.			X			Tresholds determined by the respective legislation are in effect.
1.6. Dividend Right						
1.6.1 - The dividend policy approved by the General Shareholders' Meeting is posted on the company website.	X					
1.6.2 - The dividend distribution policy comprises the minimum information to ensure that the shareholders can have an opinion on the procedure and principles of dividend distributions in the future.	X					
1.6.3 - The reasons for retaining earnings, and their allocations, are stated in the relevant agenda item.					X	Turkcell distributed dividend in 2023.
1.6.4 - The board reviewed whether the dividend policy balances the benefits of the shareholders and those of the company.	X					

	Compliance Status					
	Yes	Partial	No	Ex-empted	Not Ap-plicable	Explanation
1.7. Transfer Of Shares						
1.7.1 – There are no restrictions preventing shares from being transferred.		X				Without prejudice to 137/3, due to Article 7.5 of the AoA we ticked the "Partial" box
2.1. Corporate Website						
2.1.1 – The company website includes all elements listed in Corporate Governance Principle 2.1.1	X					
2.1.2 – The shareholding structure (names, privileges, number and ratio of shares, and beneficial owners of more than 5% of the issued share capital) is updated on the website at least every 6 months.					X	As per the Communique on Material Events Disclosure Article-16/2, Central Securities Depository is updating the respective information available in PDP under the General Information heading. We also disclose these information as sourced by CSD on our website.
2.1.4 – The company website is prepared in other selected foreign languages, in a way to present exactly the same information with the Turkish content.		X				Corporate web site related to public is available in English, Arabic and Russian language in addition to that Investor Relations page is provided both in Turkish and in English.
2.2. Annual Report						
2.2.1 – The board of directors ensures that the annual report represents a true and complete view of the company's activities.	X					
2.2.2 – The annual report includes all elements listed in Corporate Governance Principle 2.2.2	X					
3.1. Corporation's Policy on Stakeholders						
3.1.1 – The rights of the stakeholders are protected pursuant to the relevant regulations, contracts and within the framework of bona fides principles.	X					
3.1.3 – Policies or procedures addressing stakeholders' rights are published on the company's website.	X					
3.1.4 – A whistleblowing programme is in place for reporting legal and ethical issues.	X					
3.1.5 – The company addresses conflicts of interest among stakeholders in a balanced manner.	X					
3.2. Supporting The Participation of The Stakeholders in The Corporation's Management						
3.2.1 – The Articles of Association, or the internal regulations (terms of reference/manuals), regulate the participation of employees in management.		X				Employees' participation to the management is facilitated through internal regulations of the company and various company practices.
3.2.2 – Surveys/other research techniques, consultation, interviews, observation method etc. were conducted to obtain opinions from stakeholders on decisions that significantly affect them.	X					
3.3. Human Resources Policy						
3.3.1 – The company has adopted an employment policy ensuring equal opportunities, and a succession plan for all key managerial positions.	X					
3.3.2 – Recruitment criteria are documented.	X					
3.3.3 – The company has a policy on human resources development, and organises trainings for employees.	X					
3.3.4 – Meetings have been organised to inform employees on the financial status of the company, remuneration, career planning, education and health.	X					
3.3.5 – Employees, or their representatives, were notified of decisions impacting them. The opinion of the related trade unions was also taken.		X				Our employees' rights to 'Assembly, Freedom of Association, and Unionizing' as expressed in the Constitution of the Republic of Türkiye are respected. In addition to this, as of 2023, there has been no written application made to Turkcell by any authorized labour union.
3.3.6 – Job descriptions and performance criteria have been prepared for all employees, announced to them and taken into account to determine employee remuneration.	X					

	Compliance Status					
	Yes	Partial	No	Ex-empted	Not Ap-plicable	Explanation
3.3.7 – Measures (procedures, trainings, raising awareness, goals, monitoring, complaint mechanisms) have been taken to prevent discrimination, and to protect employees against any physical, mental, and emotional mistreatment.	X					
3.3.8 – The company ensures freedom of association and supports the right for collective bargaining.	X					
3.3.9 – A safe working environment for employees is maintained.	X					
3.4. Relations With Customers and Suppliers						
3.4.1 – The company measured its customer satisfaction, and operated to ensure full customer satisfaction.	X					
3.4.2 – Customers are notified of any delays in handling their requests.	X					
3.4.3 – The company complied with the quality standards with respect to its products and services.	X					
3.4.4 – The company has in place adequate controls to protect the confidentiality of sensitive information and business secrets of its customers and suppliers.	X					
3.5. Ethical Rules and Social Responsibility						
3.5.1 – The board of the corporation has adopted a code of ethics, disclosed on the corporate website.	X					
3.5.2 – The company has been mindful of its social responsibility and has adopted measures to prevent corruption and bribery.	X					
4.1. Role Of the Board of Directors						
4.1.1 – The board of directors has ensured strategy and risks do not threaten the long term interests of the company, and that effective risk management is in place.	X					
4.1.2 – The agenda and minutes of board meetings indicate that the board of directors discussed and approved strategy, ensured resources were adequately allocated, and monitored company and management performance.	X					
4.2. Activities Of the Board of Directors						
4.2.1 – The board of directors documented its meetings and reported its activities to the shareholders.	X					
4.2.2 – Duties and authorities of the members of the board of directors are disclosed in the annual report.	X					
4.2.3 – The board has ensured the company has an internal control framework adequate for its activities, size and complexity.	X					
4.2.4 – Information on the functioning and effectiveness of the internal control system is provided in the annual report.	X					
4.2.5 – The roles of the Chairman and Chief Executive Officer are separated and defined.	X					
4.2.7 – The board of directors ensures that the Investor Relations department and the corporate governance committee work effectively. The board works closely with them when communicating and settling disputes with shareholders.	X					
4.2.8 – The company has subscribed to a Directors and Officers liability insurance covering more than 25% of the capital.	X					

	Compliance Status					
	Yes	Partial	No	Exempted	Not Applicable	Explanation
4.3. Structure Of the Board of Directors						
4.3.9- The board of directors has approved the policy on its own composition, setting a minimal target of 25% for female directors. The board annually evaluates its composition and nominates directors so as to be compliant with the policy.			X			Within the framework of Board Diversity Policy, the target of having at least two female board members was achieved.
4.3.10 - At least one member of the audit committee has 5 years of experience in audit/accounting and finance.	X					
4.4. Board Meeting Procedures						
4.4.1 - Each board member attend the majority of the board meetings in person or via an electronic board meeting system	X					
4.4.2 - The board has formally approved a minimum time by which information and documents relevant to the agenda items should be supplied to all board members.	X					
4.4.3 - The opinions of board members that could not attend the meeting, but did submit their opinion in written format, were presented to other members.	X					
4.4.4 - Each member of the board has one vote.	X					
4.4.5 - The board has a charter/written internal rules defining the meeting procedures of the board.	X					
4.4.6 -Board minutes document that all items on the agenda are discussed, and board resolutions include director's dissenting opinions if any.	X					
4.4.7 - There are limits to external commitments of board members. Shareholders are informed of board members' external commitments at the General Shareholders' Meeting.		X				There is no rule which restricts board member to serve outside the company.
4.5. Board Committees						
4.5.5 - Board members serve in only one of the Board's committees.			X			Due to the number of the board of members, they are serving as a committee member in more than one comitee.
4.5.6-Committees have invited persons to the meetings as deemed necessary to obtain their views.	X					
4.5.7 - If external consultancy services are used, the independence of the provider is stated in the annual report.					X	No service has been received from an outside counsel in 2023.
4.5.8 - Minutes of all committee meetings are kept and reported to board members.	X					
4.6. Financial Rights						
4.6.1 - The board of directors has conducted a board performance evaluation to review whether it has discharged all its responsibilities effectively.	X					Information regarding Board of Directors' performance evaluation can be found in the annual report.
4.6.4 - The company did not extend any loans to its board directors or executives, nor extended their lending period or enhanced the amount of those loans, or improve conditions thereon, and did not extend loans under a personal credit title by third parties or provided guarantees such as surety in favour of them.	X					
4.6.5 - The individual remuneration of board members and executives is disclosed in the annual report.		X				In the Ordinary General Assembly Dated 13 September 2023, it was decided that the Chairman and each member of the Board of Directors have a monthly compensation of TRY 100 thousand during the term of office. In parallel with the common practice, aggregate amount of the executive remuneration is disclosed in the annual report.

Corporate Governance Information Form

1. SHAREHOLDERS	
1.1. Facilitating the Exercise of Shareholders Rights	
The number of investor meetings (conference, seminar/etc.) organised by the company during the year	In 2023, Investor Relations Department attended 9 investor conferences and 2 roadshow meetings, conducted a total of 258 one-on-one meetings.
1.2. Right to Obtain and Examine Information	
The number of special audit request(s)	0
The number of special audit requests that were accepted at the General Shareholders' Meeting	0
1.3. General Assembly	
Link to the PDP announcement that demonstrates the information requested by Principle 1.3.1. (a-d)	https://www.kap.org.tr/en/Bildirim/1180053
Whether the company provides materials for the General Shareholders' Meeting in English and Turkish at the same time	Provided in English as well.
The links to the PDP announcements associated with the transactions that are not approved by the majority of independent directors or by unanimous votes of present board members in the context of Principle 1.3.9	No transaction has been executed in the context of Principle 1.3.9
The links to the PDP announcements associated with related party transactions in the context of Article 9 of the Communique on Corporate Governance (II-17.1)	No related party transactions has been executed above the tresholds.
The links to the PDP announcements associated with common and continuous transactions in the context of Article 10 of the Communique on Corporate Governance (II-17.1)	No related party transactions has been executed above the treshold.
The name of the section on the corporate website that demonstrates the donation policy of the company	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/donation-policy
The relevant link to the PDP with minute of the General Shareholders' Meeting where the donation policy has been approved	https://kap.org.tr/en/Bildirim/517918
The number of the provisions of the articles of association that discuss the participation of stakeholders to the General Shareholders' Meeting	Not available.
Identified stakeholder groups that participated in the General Shareholders' Meeting, if any	Not available.
1.4. Voting Rights	
Whether the shares of the company have differential voting rights	There are voting privileges
In case that there are voting privileges, indicate the owner and percentage of the voting majority of shares.	Please see AoA: Article 7.2 and 7.3) https://s.turkcell.com.tr/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Turkcell-Genel-Kurul-Bilgilendirme-Dokumani.pdf
The percentage of ownership of the largest shareholder	26.2%
1.5. Minority Rights	
Whether the scope of minority rights enlarged (in terms of content or the ratio) in the articles of the association	No
If yes, specify the relevant provision of the articles of association.	Not available.
1.6. Dividend Right	
The name of the section on the corporate website that describes the dividend distribution policy	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/dividend-policy
Minutes of the relevant agenda item in case the board of directors proposed to the general assembly not to distribute dividends, the reason for such proposal and information as to use of the dividend.	Dividends are distributed in 2023.
PDP link to the related general shareholder meeting minutes in case the board of directors proposed to the general assembly not to distribute dividends	Dividends are distributed in 2023.
General Assembly Meetings	
General Meeting Date	13.09.2023
The number of information requests received by the company regarding the clarification of the agenda of the General Shareholders' Meeting	0
Shareholder participation rate to the General Shareholders' Meeting	70.80%
Percentage of shares directly present at the GSM	4.91%
Percentage of shares represented by proxy	65.89%
Specify the name of the page of the corporate website that contains the General Shareholders' Meeting minutes, and also indicates for each resolution the voting levels for or against	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/general-assembly-information
Specify the name of the page of the corporate website that contains all questions asked in the general assembly meeting and all responses to them	https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/2022-GK-Minutes.pdf
The number of the relevant item or paragraph of General Shareholders' Meeting minutes in relation to related party transactions	As the capital markets legislation imposes liability to report the related party transactions depending on the specified thresholds, this obligation is observed.
The number of declarations by insiders received by the board of directors	0
The link to the related PDP general shareholder meeting notification	https://www.kap.org.tr/en/Bildirim/1194650

2. DISCLOSURE AND TRANSPARENCY	
2.1. Corporate Website	
Specify the name of the sections of the website providing the information requested by the Principle 2.1.1.	https://www.turkcell.com.tr/en/aboutus/investor-relations
If applicable, specify the name of the sections of the website providing the list of shareholders (ultimate beneficiaries) who directly or indirectly own more than 5% of the shares.	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/shareholder-structure
List of languages for which the website is available	Turkish, English, Arabic (Partial) and Russian (Partial)
2.2. Annual Report	
The page numbers and/or name of the sections in the Annual Report that demonstrate the information requested by principle 2.2.2.	
a) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the duties of the members of the board of directors and executives conducted out of the company and declarations on independence of board members	Information provided in the Annual Report under Roles of Turkcell Board Members at Other Companies section. With respect to the independency declarations, relevent PDP notifications were made and it was not separately addressed in the annual report.
b) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on committees formed within the board structure	Information provided in our website under 'Investor Relations>Corporate Governance>Board Committees' heading and in the Corporate Governance Information Filings under section 4 which is attached to our annual report.
c) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the number of board meetings in a year and the attendance of the members to these meetings	Information provided in the Corporate Governance Information Filings, which is attached to our annual report, under Section 4.
ç) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on amendments in the legislation which may significantly affect the activities of the corporation	Information provided in the Annual Report under Our Companies and Sector Developments.
d) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on significant lawsuits filed against the corporation and the possible results thereof	Information provided under note 37 of IFRS report which is attached to our Annual Report.
e) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the conflicts of interest of the corporation among the institutions that it purchases services on matters such as investment consulting and rating and the measures taken by the corporation in order to avoid from these conflicts of interest	Invesment consultancy services are not received. Measures taken for conflicts of interest in rating services are included in Financial Capital section.
f) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the cross ownership subsidiaries that the direct contribution to the capital exceeds 5%	Information provided under note 39 of IFRS report which is attached to our Annual Report.
g) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on social rights and professional training of the employees and activities of corporate social responsibility in respect of the corporate activities that arises social and environmental results	Information provided in the Annual Report under section Social Capital.
3. STAKEHOLDERS	
3.1. Corporation's Policy on Stakeholders	
The name of the section on the corporate website that demonstrates the employee remedy or severance policy	It is not disclosed in the website of the Company.
The number of definitive convictions the company was subject to in relation to breach of employee rights	20
The position of the person responsible for the alert mechanism (i.e. whistleblowing mechanism)	Ethics Committee
The contact detail of the company alert mechanism	E-mail : ethicscommittee@turkcell.com.tr Address : Turkcell İletişim Hizmetleri A.Ş. Etik Kurulu Aydınevler Mah. İnönü Cad. No.20, Küçükyalı / İstanbul
3.2. Supporting the Participation of the Stakeholders in the Corporation's Management	
Name of the section on the corporate website that demonstrates the internal regulation addressing the participation of employees on management bodies	Not available.
Corporate bodies where employees are actually represented	Not available.

3.3. Human Resources Policy	
The role of the board on developing and ensuring that the company has a succession plan for the key management positions	Board of Directors, when necessary, get involved in the procees through Nomination Committee within the framework of the Committee's roles&responsibilities. https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Nomination-Committe-Charter.pdf
The name of the section on the corporate website that demonstrates the human resource policy covering equal opportunities and hiring principles. Also provide a summary of relevant parts of the human resource policy.	Turkcell is an equal opportunity employer and considers all qualified applicants for employment regardless of disability, race, color, religion, gender, national origin, ethnicity, age, physical appearance or status, marital status, military service status. Hiring process is carried out by taking Equal Opportunities Policy into consideration under the responsibility of the HR Department. During the hiring process objective criteria such as; a.Being Turkish citizen or having work permit in Türkiye b.Not to be deprived from civil rights c.Not to have a disease that will prevent him/her from working or pose a threat to the environment d.Not to be sentenced for an infamous crime e.Not under obligation of an involuntary servitude f.To have a graduate degree g.To have required skills determined specifically to the title and role (such as experience, field of graduation, certificate etc.) h."Close Relatives" (Spouses, brothers/sisters, children, father, mother, uncle, maternal aunt, paternal aunt) of people working in Turkcell Group companies may not be employed in Turkcell Group Companies. Employees with no past experience are assessed within the special hiring programs such as GnçYtnk. External candidate applications are made through My Career www.turkcell.com.tr The link to the relevant section on equal opportunities on the corporate website is as follows (in Turkish): https://www.turkcell.com.tr/tr/hakkimizda/insan-kaynaklari/firsat-esitligi-politikamiz Information for all career opportunities, including positions and recruitment criteria, are publicly available in the following link (in Turkish): https://kariyerim.turkcell.com.tr/kariyer-firsatlari
Whether the company provides an employee stock ownership programme	There isn't any employee stock ownership programme
The name of the section on the corporate website that demonstrates the human resource policy covering discrimination and mistreatments and the measures to prevent them. Also provide a summary of relevant parts of the human resource policy.	https://www.turkcell.com.tr/todiek/english.html
The number of definitive convictions the company is subject to in relation to health and safety measures	With respect to work accident cases, there are no final court decision which are against our Company.
3.5. Ethical Rules and Social Responsibility	
The name of the section on the corporate website that demonstrates the code of ethics	https://www.turkcell.com.tr/todiek/english.html
The name of the section on the company website that demonstrates the corporate social responsibility report. If such a report does not exist, provide the information about any measures taken on environmental, social and corporate governance issues.	https://www.turkcell.com.tr/en/aboutus/corporate-social-responsibility/sustainability
Any measures combating any kind of corruption including embezzlement and bribery	For our Company it is essential to carry out its activities in a fair, honest, legal and ethical manner. Turkcell Group Anti-Bribery and Corruption ("ABC") Policy demonstrates and reflects our Company's Board of Director's commitment to the highest prevailing national and international anti-corruption and bribery standards. Turkcell expects the same degree of commitment from group companies as well. Within the main framework of the ABC Policy; in April 2018 Corporate Governance & ABC Program Office has been established and an ABC program which provides necessary risk based trainings and establishes internal communication, and takes necessary preventive measures to ensure compliance with the rules has been initiated. With the establishment of the ABC Office, direct and efficient channels have been designed to access the Board of Directors, its committees and Senior Management with respect to ABC compliance related matters. ABC Office is the first contact point so that values and processes set by the ABC Program to be understood well and set these in motion along with Company's dynamics. (Please see https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/anti-bribery-and-corruption-policy to obtain more information on our ABC Policy). Starting from 1 January 2021, Corporate Governance & ABC Program Office continues its activities under the title of 'Corporate Governance & Capital Markets Compliance Directorate' with the same direct reporting to board and autonomous structure.

4. BOARD OF DIRECTORS-I	
4.2. Activity of the Board of Directors	
Date of the last board evaluation conducted	The performance evaluation made with the coordination of Corporate Governance & Capital Markets Compliance unit is concluded in December 2023 upon Board Members' fulfillment of the evaluation forms.
Whether the board evaluation was externally facilitated	No
Whether all board members released from their duties at the GSM	Yes
Name(s) of the board member(s) with specific delegated duties and authorities, and descriptions of such duties	There is no executive member within the Board of Directors
Number of reports presented by internal auditors to the audit committee or any relevant committee to the board	20
Specify the name of the section or page number of the annual report that provides the summary of the review of the effectiveness of internal controls	Information provided in the Annual Report under Effective Risk and Crisis Management section.
Name of the Chairman	Şenol Kazancı
Name of the CEO	Ali Taha Koç
If the CEO and Chair functions are combined: provide the link to the relevant PDP annoucement providing the rationale for such combined roles	CEO and Chair functions are not combined.
Link to the PDP notification stating that any damage that may be caused by the members of the board of directors during the discharge of their duties is insured for an amount exceeding 25% of the company's capital	https://www.kap.org.tr/en/Bildirim/1121320
The name of the section on the corporate website that demonstrates current diversity policy targeting women directors	Board of Directors Diversity Policy was adopted. https://ffo3gv1cf3ir.merlincdn.net/DeviceDocumentLibrary/bireysel/Diger/yonetim-kurulu-cesitlilik-politikasi.pdf
The number and ratio of female directors within the Board of Directors	There are 2 members. Ratio to the total number of members is 22.22%.

Composition of Board of Directors								
Name, Surname of Board Member	Whether Executive Director Or Not	Whether Independent Director Or Not	The First Election Date To Board	Link to PDP Notification That Includes The Independency Declaration	Whether the Independent Director Considered By The Nomination Committee	Whether She/He is the Director Who Ceased to Satisfy The Independence or Not	Whether The Director Has At Least 5 Years' Experience On Audit, Accounting And/ Or Finance Or Not	
Şenol Kazancı	Non-Executive Board Member	Not An Independent Board Member	April 15, 2021		Not Considered.	No	No	
Serdar Çetin	Non-Executive Board Member	Independent Board Member	June 16, 2022	https://www.kap.org.tr/en/Bildirim/1037312	Considered.	No	Yes	
Afif Demirkıran	Non-Executive Board Member	Independent Board Member	March 6, 2020	https://www.kap.org.tr/en/Bildirim/928569	Considered.	No	No	
Nail Olpak	Non-Executive Board Member	Not An Independent Board Member	March 6, 2020		Not Considered.	No	Yes	
Hüseyin Arslan	Non-Executive Board Member	Independent Board Member	April 15, 2021	https://www.kap.org.tr/en/Bildirim/928569	Considered.	No	Yes	
Figen Kılıç	Non-Executive Board Member	Not An Independent Board Member	January 29, 2021		Not Considered.	No	No	
Julian Horn Smith	Non-Executive Board Member	Not An Independent Board Member	April 15, 2021		Not Considered.	No	Yes	
Ayşe Nur Bahçekapılı	Non-Executive Board Member	Not An Independent Board Member	September 14, 2023		Not Considered.	No	No	
Melikşah Yasin	Non-Executive Board Member	Not An Independent Board Member	September 13, 2023		Not Considered.	No	No	

4. BOARD OF DIRECTORS-II	
4.4. Meeting Procedures of the Board of Directors	
Number of physical or electronic board meetings in the reporting period	8
Director average attendance rate at board meetings	100.00%
Whether the board uses an electronic portal to support its work or not	Yes
Number of minimum days ahead of the board meeting to provide information to directors, as per the board charter	Within the framework of our actions to enhance Corporate Governance practices and improve the board of directors' access to information, the previous deadline of "5 days before the meeting" has been updated as "reasonable time".
The name of the section on the corporate website that demonstrates information about the board charter	We do not disclose the charter in the company's website.
Number of maximum external commitments for board members as per the policy covering the number of external duties held by directors	We do not have such policy.
4.5. Board Committees	
Page numbers or section names of the annual report where information about the board committees are presented	Information provided in our website under "Investor Relations>Corporate Governance>Board Committees" heading and in the Corporate Governance Information Filings under section 4 which is attached to our annual report.
Link(s) to the PDP announcement(s) with the board committee charters	https://www.kap.org.tr/en/Bildirim/1215095 https://www.kap.org.tr/en/Bildirim/1186832

Composition of Board Committees-I			
Names Of The Board Committees	Name–Surname of Committee Members	Whether Committee Chair Or Not	Whether Board Member Or Not
Audit Committee	Serdar Çetin	No	Board Member
Audit Committee	Afif Demirkıran	No	Board Member
Audit Committee	Hüseyin Arslan	Yes	Board Member
Corporate Governance Committee	Serdar Çetin	Yes	Board Member
Corporate Governance Committee	Melikşah Yasin	No	Board Member
Corporate Governance Committee	Özlem Yardım	No	Not Board Member
Corporate Governance Committee	Emre Alpman	No	Not Board Member
Nomination Committee	Hüseyin Arslan	Yes	Board Member
Nomination Committee	Şenol Kazancı	No	Board Member
Nomination Committee	Melikşah Yasin	No	Board Member
Early Detection of Risk Committee	Afif Demirkıran	Yes	Board Member
Early Detection of Risk Committee	Figen Kılıç	No	Board Member
Early Detection of Risk Committee	Ayşe Nur Bahçekapılı	No	Board Member
Remuneration Committee	Hüseyin Arslan	Yes	Board Member
Remuneration Committee	Şenol Kazancı	No	Board Member
Remuneration Committee	Nail Olpak	No	Board Member
Strategy and Digitalization Commiittee	Afif Demirkıran	Yes	Board Member
Strategy and Digitalization Commiittee	Şenol Kazancı	No	Board Member
Strategy and Digitalization Commiittee	Serdar Çetin	No	Board Member
Strategy and Digitalization Commiittee	Tolga Kılıç	No	Not Board Member
Strategy and Digitalization Commiittee	Mustafa Demirhan	No	Not Board Member

4. BOARD OF DIRECTORS-III	
4.5. Board Committees-II	
Specify where the activities of the audit committee are presented in your annual report or website (Page number or section name in the annual report/website)	Not available in the annual report. Please see:https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the corporate governance committee are presented in your annual report or website (Page number or section name in the annual report/website)	Not available in the annual report. Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the nomination committee are presented in your annual report or website (Page number or section name in the annual report/website)	Not available in the annual report. Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the early detection of risk committee are presented in your annual report or website (Page number or section name in the annual report/website)	Not available in the annual report. Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
Specify where the activities of the remuneration committee are presented in your annual report or website (Page number or section name in the annual report/website)	Not available in the annual report. Please see: https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees
4.6. Financial Rights	
Specify where the operational and financial targets and their achievement are presented in your annual report (Page number or section name in the annual report)	Information provided in the Annual Report under Turkcell Group: 2023 Financial & Operational Review section.
Specify the section of website where remuneration policy for executive and non executive directors are presented.	https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/compensation-policy
Specify where the individual remuneration for board members and senior executives are presented in your annual report (Page number or section name in the annual report)	Information provided under note 38 of IFRS report which is attached to our Annual Report.

Composition of Board Committees-II				
Names Of The Board Committees	The Percentage Of Non-executive Directors	The Percentage Of Independent Directors In The Committee	The Number Of Meetings Held In Person	The Number of Reports on its Activities Submitted to the Board
Audit Committee	100%	100%	8	8
Corporate Governance Committee	50%	25%	3	3
Nomination Committee	100%	33%	0	1
Early Detection of Risk Committee	100%	33%	5	6
Remuneration Committee	100%	33%	5	5
Strategy and Digitalization Committee	40%	40%	3	3

Roles of Turkcell Board Members at Other Companies

Board Member Name-Surname	Duties Outside the Group: Company Name	Duties Outside the Group: Title/Position	Still Working in the Related Company?
Şenol Kazancı	–	–	–
Nail Olpak	Pak Yatırım İnşaat Sanayi ve Ticaret A.Ş.	Chairman of the Board	Yes
	NORA Elektrik Malzemeleri Sanayi ve Ticaret A.Ş.	Chairman of the Board	Yes
	ANDEVA Özel Eğitim İnşaat ve Özel Sağlık Hizmetleri A.Ş.	No	No
	Girişim Kitle Fonlama Platformu A.Ş.	No	No
	Avrupa Otoyolu Yatırım ve İşletme A.Ş.	Member of the Board	Yes
	KMO Anadolu Otoyol İşletmesi A.Ş.	Member of the Board	Yes
	Marmara Otoyolu Yatırım ve İşletme A.Ş.	Member of the Board	Yes
	Marmara Otoyol İnşaatı Adi Ortaklığı Ticari İşletmesi	Member of the Board	Yes
	KRP Otoyol Inşaati Adi Ortaklığı Ticari İşletmesi	Member of the Board	Yes
	NARKARA Elektrik Üretim Sanayi ve Ticaret A.Ş.	Member of the Board	Yes
	HMN İnşaat Enerji Sanayi ve Ticaret A.Ş.	No	No
	Pak Yatırım Ventures Teknoloji Yatırımları San. ve Tic. A.Ş.	No	No
	Pak Yatırım Enerji Sanayi ve Ticaret A.Ş.	No	No
	Pak Yatırım Tarım Hayvancılık Sanayi ve Ticaret A.Ş.	No	No
	STARTUP A.Ş.	No	No
	TÜRK EXİMBANK A.Ş.	Member of the Board	Yes
Melikşah Yasin	–	–	–
Ayşe Nur Bahçekapılı	Presidential Legal Policies Board	Member	Yes
Afif Demirkıran	–	–	–
Figen Kılıç	Istanbul Chamber of Commerce	Member of the Assembly	Yes
	Teknopark Istanbul	Member of the Board	Yes
Hüseyin Arslan	Istanbul Medipol University	Professor / Dean	Yes
Serdar Çetin	Purple Crest Investments LLP	Partner	Yes
	Pambridge LTD	Director	Yes
Sir Julian Horn-Smith	AlixPartners (Global)	Senior Advisor	Yes
	Digicel Group (Bermuda)	Director	No
	eBuilder (Swedish Tech/Software Company based in Stockholm, Sweden)	Director	Yes
	Cybereason (USA)	Director	Yes
	Viasat (USA)	Senior Advisor	Yes

Conclusion of the Subsidiary Report

01.01.2023 – 31.12.2023 Fiscal Year Conclusion of the Report on the relationship among the Parent Company and the subsidiaries as per Article 199 of the Turkish Commercial Code: Details of the legal transactions of our Company with TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. and its subsidiaries during the fiscal year 2023 are given in the above tables. There is neither any legal transaction made in favor of TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş or one of its subsidiaries nor any action taken or avoided in favor of TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. or one of its subsidiaries upon directive by TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş.

Details of services provided and/or fixed asset purchases/sales performed under operational activities carried out between our Company and TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. and/or its subsidiaries that are fully in conformity with the market during the fiscal year 2023 are included in this Report.

Turkcell Group: 2023 Financial & Operational Review

Our annual consolidated financial statements including our consolidated statements of financial position as of December 31, 2023 and 2022 and our consolidated statements of profit and loss, comprehensive income, changes in equity and cash flows for the two years in the period ended December 31, 2023 and the related notes included in this annual report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Report"). The following financial and operational overview focuses principally on the developments and trends in our business in the full year 2023 and should be read in conjunction with the IFRS report. This consolidated financial statement contains the Company's financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies ("IAS29"). This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934 and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA margin and operational capex for 2024. The figures are expressed in Turkish Liras (TRY) unless otherwise stated. A year on year comparison of key indicators is provided and figures in parentheses following the operational and financial results for the year end 2023 refer to the same item for the year end of 2022 unless otherwise stated.

In the tables totals may not foot due to rounding differences. The same applies to the calculations in the text.

Turkcell Group: Financial Summary	Year		
Profit & Loss Statement (million TRY)	**FY22**	**FY23**	**y/y%**
Revenue	93,486.8	107,116.2	14.6%
Cost of revenue[1]	(49,084.9)	(53,119.0)	8.2%
Gross Margin[1]	47.5%	50.4%	2.9pp
Administrative expenses	(2,579.4)	(3,429.5)	33.0%
Administrative expenses/Revenue	(2.8%)	(3.2%)	(0.4pp)
Selling and marketing expenses/Revenue	(4.9%)	(5.3%)	(0.4pp)
Net impairment losses on financial and contract assets	(622.0)	(1,008.2)	62.1%
EBITDA[2]	**36,607.7**	**43,877.1**	**19.9%**
EBITDA Margin	**39.2%**	**41.0%**	**1.8pp**
Depreciation and amortization	(32,596.0)	(31,299.0)	(4.0%)
EBIT[3]	**4,011.7**	**12,578.1**	**213.5%**
EBIT Margin	**4.3%**	**11.7%**	**7.4pp**
Net finance income / (costs)	(224.4)	(3,451.1)	1,437.9%
Finance income	3,957.7	12,663.7	220.0%
Finance costs	(11,949.2)	(19,931.6)	66.8%
Monetary gain / (loss)	7,767.1	3,816.9	(50.9%)
Other income / (expenses)	(1,058.4)	(4,765.6)	350.3%
Non-controlling interests	1.6	21.8	1,262.5%
Share of profit of equity accounted investees	522.2	1,525.2	192.1%
Income tax income/(expense)	2,785.3	4,675.9	67.9%
Profit /(loss) from discontinued operations	842.4	1,969.7	133.8%
Net Income	**6,880.4**	**12,554.0**	**82.5%**

(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 16 on our FY2023 Press Release for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Consolidated Balance Sheet Data (at period end) (million TRY)	2022	2023	Change%
Cash and cash equivalents	42,776.2	49,978.7	16.8%
Total assets	**234,989.2**	**247,083.3**	**5.1%**
Long term debt	61,185.3	57,946.6	(5.3%)
Total debt	88,737.4	84,084.2	(5.2%)
Total liabilities	125,611.2	124,848.5	(0.6%)
Total shareholders' equity / Net Assets	109,377.9	122,234.9	11.8%

Summary Consolidated Cash Flow Statement (million TRY)	2022	2023	Change%
Net cash inflow from operating activities	42,281.1	41,721.5	(1.3%)
Net cash outflow from investing activities	(31,712.1)	(20,905.8)	(34.1%)
Net cash (outflow)/inflow from financing activities	3,388.4	6,769.3	99.8%
Effects of exchange rate changes on cash and cash equivalents	(21,614.0)	(16,502.4)	(23.6%)
Cash and Cash Equivalents	42,742.2	53,824.9	25.9%

Profitability and Solvency Ratios (%)	2022	2023	Change%
Gross Profit Margin[1]	47.5%	50.4%	2.9pp
EBITDA Margin	39.2%	41.0%	1.8pp
EBIT Margin	4.3%	11.7%	7.4pp
Net Profit Margin	7.4%	11.7%	4.3pp
Total Liability / Equity Ratio	114.8%	102.1%	(12.7pp)
Net Debt / EBITDA Multiple[2]	0.9x	0.5x	(0.4x)

(1) Excluding depreciation and amortization expenses.
(2) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets" reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

Explanations:

Revenue: of the Group grew by 14.6% year-on-year in FY23. This growth is attributable to the expanding customer base of Turkcell Türkiye driven by the postpaid subscriber base, and price adjustments. Additionally, revenue growth was supported by our techfin business and digital services.

For the full year, Turkcell Türkiye revenues, comprising 86% of Group revenues, grew 18.0% to TRY91,953 million (TRY77,952 million).

▶ Consumer business[4] rose 18.7% driven mainly by subscriber net additions both in mobile and fixed segments, price adjustments and upsell efforts.

▶ Corporate revenues[4] rose 20.3% mainly supported by digital business services revenue growth of 23.0%.

▶ Standalone digital services revenues from consumer and corporate segments grew 19.4% driven mainly by an expanding standalone paid user base.

▶ Wholesale revenues grew 3.3% to TRY6,475 million (TRY6,269 million).

[4] Following the change in the organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

Turkcell International revenues (excl. Ukraine operations), comprising 2% of Group revenues decreased by 1.8% to TRY2,626 million (TRY2,673 million).

Techfin segment revenues, comprising 4% of Group revenues, increased by 28.9% to TRY4,569 million (TRY3,545 million). This was driven by a 28.6% rise in Paycell revenues and 27.7% growth in Financell revenues. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 7% of Group revenues, including mainly consumer electronics sales revenues, and non-group energy business revenues decreased by 14.5% to TRY7,969 million (TRY9,317 million).

Cost of revenue (excluding depreciation and amortization) decreased to 49.6% (52.5%) as a percentage of revenues for the full year of 2023. This was driven mainly by the decline in interconnection cost (1.9pp), energy cost (1.5pp), and cost of goods sold (1.5pp), despite the increase in personnel expenses (1.5pp), and other cost items (0.5pp) as a percentage of revenues for the full year.

Administrative expenses increased to 3.2% (2.8%) as a percentage of revenues for the full year. This was mainly due to increased personnel expenses..

Selling and marketing expenses increased to 5.3% (4.9%) as a percentage of revenues in FY23. This was driven by the increase in personnel expenses (0.7pp), despite the decline in marketing expenses (0.1pp) and other expenses (0.2pp) as a percentage of revenues in FY23.

Net impairment losses on financial and contract assets was at 0.9% (0.7%) as a percentage of revenues in FY23.

EBITDA[1] rose by 19.9% year-on-year in FY23 leading to an EBITDA margin of 41.0% with a 1.8pp improvement (39.2%).

▶ Turkcell Türkiye's EBITDA rose 24.1% to TRY40,663 million (TRY32,771 million) leading to an EBITDA margin of 44.2% (42.0%).

▶ Turkcell International (excl. Ukraine operations) EBITDA increased 9.2% to TRY973 million (TRY891 million) driving an EBITDA margin of 37.1% (33.3%) on 3.8pp improvement.

▶ Techfin segment EBITDA declined by 8.1% to TRY1,608 million (TRY1,750 million) with an EBITDA margin of 35.2% (49.3%). The key factor behind the year-on-year decline in EBITDA margin was the rise in funding cost for Financell compared to the previous year.

▶ The EBITDA of other subsidiaries declined by 47% to TRY633 million for the full year (TRY1,196 million).

Depreciation and amortization expenses decreased by 4.0% year-on-year for the full year.

Net finance costs, increased to TRY3,451 million (TRY224 million) in FY23. This was driven mainly by higher FX losses which were partially offset by derivative gains, and the fair value gains registered on currency-protected time deposits. Additionally, higher interest expenses limited the positive impact.

Other expenses, increased to TRY4,766 million (TRY1,058 million) for the full year mainly due to donation and litigation expenses.

Income tax income/(expense), Tax income of TRY4,676 million (TRY2,785 million) was reported, mainly due to an increase in deferred tax income triggered by the implementation of inflationary accounting in statutory accounts.

Net income of the Group increased by 82.5% to TRY12.6 billion (TRY6.9 billion) in FY23. This resulted mainly from strong performance at the revenue and EBITDA levels and the positive impact of deferred income tax expense.

Total cash & debt: Consolidated cash as of December 31, 2023, increased to TRY49,979 million compared to TRY42,776 million as of December 31, 2022. This was driven mainly by the positive impact of currency movements. Excluding FX swap transactions, 53% of our cash is in US$, 20% in EUR, 2% CNY, and 25% in TRY.

Consolidated debt as of December 31, 2023, decreased to TRY84,084 million from TRY88,737 million as of December 31, 2022 due mainly to the impact of currency movements. Please note that TRY2,428 million of our consolidated debt is comprised of lease obligations. Please note that 45% of our consolidated debt is in US$, 32% in EUR, 3% in CNY, 1% in BYN, and 20% in TRY.

Net debt[1] as of December 31, 2023, was at TRY23,803 million with a net debt to EBITDA ratio of 0.5x times.

Turkcell Group had a long FX position of US$22 million at the end of the year (Please note that this figure takes hedging portfolio and advance payments into account). The long FX position of US$22 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items were at TRY33,950 million in FY23.

For the full year, operational capital expenditures (excluding license fees) at the Group level were at 20.0% of total revenues.

Capital expenditures (million TRY)	Year	
	FY22[2]	FY23[3]
Operational Capex	19,533.1	21,430.3
License and Related Costs	536.8	3,632.9
Non-operational Capex (Including IFRS15 & IFRS16)	9,815.8	8,886.9
Total Capex	29,885.6	33,950.0

The actual impact of the earthquakes was in line with our initial assessment, which we have communicated in our Q422 results.

⊛ (1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets" reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

⊛ [1] EBITDA is a non-GAAP financial measure. See page 16 on our FY2023 Press Release for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

Operational Review of Turkcell Türkiye

Summary of Operational Data	Year		
	FY22	FY23	y/y %
Number of subscribers² (million)	**41,7**	**42,5**	**%1,9**
Mobile Postpaid (million)	25.6	27.2	6.3%
Mobile M2M (million)	4.0	4.5	12.5%
Mobile Prepaid (million)	12.0	10.8	(10.0%)
Fiber (thousand)	2,121.8	2,291.0	8.0%
ADSL (thousand)	751.4	760.7	1.2%
Superbox (thousand)2	670.7	719.9	7.3%
Cable (thousand)	43.9	38.5	(12.3%)
IPTV (thousand)	1,281.7	1,409.2	9.9%
Churn (%)³			
Mobile Churn (%)	2.0%	2.0%	–
Fixed Churn (%)	1.4%	1.5%	0.1pp
ARPU (Average Monthly Revenue per User) (TRY)			
Mobile ARPU, blended	133.5	155.6	16.6%
Mobile ARPU, blended (excluding M2M)	146.9	174.0	18.4%
Postpaid	161.6	181.7	12.4%
Postpaid (excluding M2M)	187.7	214.7	14.4%
Prepaid	77.0	96.0	24.7%
Fixed Residential ARPU, blended	190.0	190.0	–
Residential Fiber ARPU	190.8	192.1	0.7%
Average mobile data usage per user (GB/user)	**14.7**	**17.0**	**15.6%**

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers
(2) Superbox subscribers are included in mobile subscribers.
(3) Churn figures represent average monthly churn figures for the respective years.

Turkcell Türkiye subscriber base grew by 799 thousand net additions in FY23 to 42.5 million. In addition, we have achieved 5.8 million net subscriber additions in the last 3 years thanks to our wide range of solutions tailored to customer preferences, our pioneering campaigns designed to simplify their lives, our superior infrastructure, a unique customer experience and our analytical capabilities.

On the mobile front, our subscriber base expanded to 38.0 million on 493 thousand net annual additions in FY23. This was driven by 1.6 million net additions from the postpaid subscriber base, which reached 71.5% (68.1%) of total mobile subscribers. We had 476 thousand quarterly postpaid subscriber net additions in Q423. We experienced a net decline of 708 thousand in our prepaid subscriber base quarter-on-quarter, primarily attributed to the disconnection of 297 thousand inactive prepaid accounts over the quarter, as per our customer churn policy.

On the fixed front, we saw a net increase of 169 thousand fiber subscribers in FY23, attributable to our investments in fiber networks, and the robust demand for high-speed, and quality broadband services. Total fixed subscribers reached 3.1 million on 38 thousand quarterly and 173 thousand annual net additions. Meanwhile, IPTV customers exceeded 1.4 million on 34 thousand quarterly and 127 thousand annual net additions.

The average yearly mobile churn rate was at 2.0% and the fixed churn rate at 1.5% in FY23, both parallel to the long-term healthy level of 2%.

On an inflation adjusted basis, our mobile ARPU (excluding M2M) rose 18.4% year-on-year in FY23 driven mainly by price adjustments to reflect inflationary impacts and upsell to higher tariffs, as well as a larger postpaid subscriber base. Meanwhile, our residential fiber ARPU remained almost the same year-on-year in FY23.

Average monthly mobile data usage per user rose 15.6% year-on-year to 17.0 GB, with the increasing number and data consumption of 4.5G users in FY23. Accordingly, the average mobile data usage of 4.5G users reached 18.2 GB in FY23.

Total smartphone penetration on our network reached 90% in Q423. 94% of those smartphones were 4.5G compatible.



2024 GUIDANCE[1]

Revenue Growth
High-single-digit

EBITDA Margin
~42%

Op.Capex/ Sales[2]
~23%

[1] The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 37%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2022 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

[2] Excluding license fee

Our Companies and Sector Developments

Developments in Our Sector

ELECTRONIC COMMUNICATION SECTOR IN TÜRKIYE

According to the Q3 2023 Market Data Report published by the Information and Communication Technologies Authority (ICTA), the regulatory authority of our sector, the number of operators operating in the Turkish electronic communications sector is 471 and the number of authorisations granted to these operators is 854.

In the first three quarters of 2023, the total net sales revenues of mobile operators Turkcell İletişim Hizmetleri A.Ş. (Turkcell), Vodafone Telekomünikasyon A.Ş. (Vodafone), TT Mobil İletişim Hizmetleri A.Ş. (TT Mobil) and Türk Telekomünikasyon A.Ş. (Türk Telekom) amounted to approximately TRY 117.2 billion, while the net sales revenues of other operators totalled TRY 37.2 billion. In the same period, total investments made by Turkcell, Türk Telekom, TT Mobil and Vodafone amounted to TRY 24.8 billion.

Mobile Market

As of Q3 2023, there were 92.8 million mobile subscribers in Türkiye, corresponding to a penetration rate of 108.8% (mobile penetration rate excluding M2M and population aged 0-9 years: 114.8%).

In the third quarter of 2023, the number of 4.5G subscribers was 85.4 million, while the number of 3G subscribers was 5.1 million. With 3G and 4.5G services, the number of mobile broadband subscribers receiving internet services from mobile computers and mobile phones increased to 74.8 million.

In Q3 2023, 72.1% of mobile subscribers were on postpaid tariffs, while 27.9% were on prepaid tariffs. The number of prepaid and postpaid mobile broadband subscribers reached 19 million and 54.6 million respectively, while the number of M2M subscribers reached 9 million.

The number of mobile numbers ported reached 7.2 million in the first 3 quarters of 2023. A total of 174 million mobile number porting transactions will have been carried out as of September 30, 2023.

Based on number of subscribers, Turkcell, Vodafone and TT Mobil had a market share of 41.2%, 30.6% and 28.2% respectively. In terms of subscriber revenues, Turkcell's market share was 46.5%, Vodafone's was 29.1% and TT Mobil's was 24.4%. About 83.8% of mobile subscribers are residential and 16.2% are business subscribers.

Average monthly mobile broadband data usage was 17.4 GB. Total mobile voice traffic grew by 2.4% yoy to 82.5 billion minutes in 3Q03.

Broadband Internet Market

The number of broadband internet subscribers, which was around 6 million in 2008, reached 94.3 million as of the end of Q3 2023 (19.5 million fixed broadband and 74.8 million mobile broadband subscribers). The total number of internet subscribers increased by 3.2% year-on-year. xDSL subscribers reached 10.9 million, while the number of fiber subscribers reached 6.5 million. Total fiber length of operators exceeded 549 thousand km.

In the first 3 quarters of 2023, the total revenues of internet service providers reached TRY 23.7 billion. The average monthly data usage of fixed broadband internet subscribers reached 250 GB. About 56% of fixed broadband subscribers prefer packages with 16-50 Mbps connection speed.

TV market

There are 16 operators authorised to provide Ccable Bbroadcasting Sservices (CBS). Türksat has 1.4 million cable TV subscribers, while Superonline (TV+) and TTNet (Tivibu) have 1,374 thousand and 971 thousand subscribers respectively.

Among the operators licensed to provide satellite platform services, Digital Platform Teknoloji Hizmetleri A.Ş. (Digitürk), Andromeda TV Dijital Platform İşletmeciliği A.Ş. (DSmart) and TTNET A.Ş. (Tivibu) continue to operate actively.

Fixed Voice Market

As of the end of the 3rd quarter of 2023, there were 10.3 million fixed voice subscribers in Türkiye, and the penetration rate of this service was approximately 12.2%.

Legal and Regulatory Developments Relevant to Our Sector and Companies

Extension of the Term of Turkcell's 2G Concession Agreement

Following the request of our company to extend the term of the GSM (2G) concession agreement signed with the Information and Communication Technologies Authority (ICTA), which is valid until April 27, 2023, our company has been informed that it has been decided to extend the term of the GSM concession agreement until April 30, 2029 and to continue to use the frequencies allocated to Turkcell in the 900 MHz band within the framework of the "Procedures and Principles for Determining the Term Extension Conditions of GSM Concession Agreements and GSM 1800 Concession Agreement".

Board Decision on Measures to be Taken Due to the Earthquake Disaster

With the Board Decision of ICTA dated 14.02.2023 and numbered 2023/DK-THD/66, "Measures to be taken due to the Earthquake Disaster" was published.

In this context, it has been notified by the Board Decision that the following are required during the periods specified by the relevant Board Decision:

▶ On 06.02.2023; for subscribers whose subscription address or fixed service facility address registered with the operator is in the provinces where a state of emergency has been declared or who receive services in these provinces on the said date, without prejudice to the provisions of the relevant legislation, providing free services and additional benefits, postponing invoices, SIM card replacement, transfer, line freezing and transfer requests and on-off switching fees, not charging TRY or not restricting and stopping services due to debt, not transmitting Invoice Upper Limit SMS,

▶ Temporary change of subscription processes such as SIM card change, transfer and number porting etc. according to the conditions of the SoE.

Presidential Decree on the Electronic Communication Area under the State of Emergency

06.04.2023 dated, "Presidential Decree on Electronic Communication Area and Water Structures Inspection Services under the State of Emergency" was published in the Official Gazette.

The following measures have been taken by Decree with an effective date of 06.02.2023;

▶ During the state of emergency, the first establishment SCT will not be charged for one new mobile subscription to be established for individuals who document that they have been affected by the earthquake,

▶ Within 24 hours prior to 06.02.2023, the existing subscriptions of subscribers who receive service in the provinces of the SoE / whose address is in the provinces of the SoE shall not be charged for a 3-month periodic radio licence and usage fee,

▶ The communication infrastructures to be established by the operators in the State of Emergency provinces during the State of Emergency can be established without requiring any other document other than the site selection certificate to be issued free of charge by the Ministry of Environment, Urbanisation and Climate Change and the permit to be issued by the local administrative authority,

▶ During the State of Emergency, no Space Usage Fee and Right of Way Fee shall be charged at the locations belonging to public institutions and organisations, and if such infrastructures continue to be used, the conditions shall be fulfilled according to the relevant legislation within 2 months following the end of the State of Emergency.

Türk Telekom Reference IP VAE Offer Published

As a result of the Wholesale Fixed Local and Central Access Market Analysis conducted by the ICTA in 2019, Türk Telekom was obliged to provide access through its copper and fiber networks. Türk Telekom's Reference Offer covering Data Flow Access (VAE) services at IP level on copper and fiber networks was published on Türk Telekom's website with the ICTA Board Decision dated 20.06.2023 and numbered 2023/DK-ETD/191; Türk Telekom was given until 31.12.2023 to make the necessary system improvements.

Removal of Asymmetry in Mobile Interconnection Charges

With the Board Decision dated June 2021, the ICTA decided to update the Mobile Call Termination Charges and to completely remove the asymmetry in the charges as of 1 January 2024. Pursuant to the Board Decision, Mobile Call Termination Charges were applied as 2.39 kr/min for Turkcell as of 1 January 2022 and 2.25 kr/min as of 1 January 2023. As of 1 January 2024, mobile call termination rates were equalised at 2.1 kr/min for all operators, thus ending the asymmetric practice in mobile call termination rates, which has been against Turkcell since 2006.

Removal of the Obligation to Set Cost-Based Tariffs for SMS Termination Services

Within the scope of the Market Analysis published with the Board Decision dated 08.09.2020 and numbered 2020/IK-SRD/258, the ICTA decided to remove the obligation to be subject to tariff control (cost-based tariff setting) for SMS call termination services as of 01.10.2021. With the Board Decision dated 12.12.2021 and numbered 2021/UK-ETD/390, the SMS call termination fees of mobile operators were set as 0.80 Kr/per SMS as of 01.04.2022, 1.00 Kr/per SMS as of 01.01.2023 and 1.20 r/per SMS as of 01.01.2024.

Updating Fixed Interconnection Charges

With the Board Decision dated December 14, 2021, ICTA decided to adopt a single-tier fee structure for Fixed Call Termination Charges as of 1 January 2022, in line with the transition to IP interconnection technology. As of 1 January 2022, the relevant rates for Superonline were 2.8 kr/min and 2.2 kr/min as of 1 January 2023. As of January 1, 2024, it was decided to equalise the termination fees of all operators at 1.47 kr/min and to completely eliminate the asymmetry in the sector.

Maximum Fee Tariff for Mobile Electronic Communication Services

The maximum prices of the services (domestic/overseas voice and SMS, name/title change, line transfer, number change, SIM card change, switching, detailed invoice, unknown numbers service, etc.) included in the Maximum Fee Tariff for Mobile Electronic Communication Services published by ICTA are updated every six months. As of 01.04.2023, the fees in the tariff were increased by approximately 21.4%. On 10.07.2023, the increase in Value Added Tax (from 18% to 20%) was reflected in the fees in the relevant tariffs. In addition, the fees in the tariffs were increased by approximately 29% as of 01.10.2023.

Refurbished Device Sales Instalment Arrangements

With the "Decision of the Banking Regulation and Supervision Board numbered 10479" published on the website of the Banking Regulation and Supervision Agency on 05.01.2023;

▶ Pursuant to the Regulation on the Sale of Refurbished Products, the instalment period has been set as 12 months for credit card purchases of mobile phones that are "refurbished products" provided that they are "refurbishment centres" or "authorised dealers".

▶ The maturity limit for consumer loans extended for the purchase of mobile phones (including refurbished products) is set as 12 months for mobile phones with a price of 12,000 Turkish Liras or less, and 3 months for mobile phones with a price above 12,000 Turkish Liras.

Within the scope of the Regulation on the Amendment of the Regulation on the Principles and Rules to be Applied in Retail Trade, the maturity limit for the sales of mobile phones on assignment with a price above TRY 12,000, except for the sales of mobile phones in the form of refurbished products carried out by refurbishment centres or authorised dealers in accordance with the Regulation on the Sale of Refurbished Products, has been set as 3 months, and the maturity limit for the sales of mobile phones on assignment, regardless of whether the price is above or below TRY 12,000, has been set as 12 months for the purchase of mobile phones in the form of refurbished products.

Procedures and Principles on Confirmation Procedures Prior to Individual New Subscription Establishment for Internet/TV and Fixed Telephone Services

With the Board Decision of the ICTA dated 05.09.2023 and numbered 2023/DK-THD/263, the procedures and principles determining the procedures regarding the confirmation to be received from the subscriber before the establishment of a new individual subscription for Internet, TV and Fixed Telephone Services were published and it was decided that the regulation will enter into force 6 months after the date of its publication in the Official Gazette. With these procedures and principles; it has been determined that the subscriber must be called to confirm the accuracy of the subscription request before the establishment of a new individual subscription, the information that must be provided to the subscriber during this call and the conditions required for the subscription request to be processed.

Amendments on the Registration of Devices with Electronic Identity Information

The "Regulation Amending the Regulation on the Registration of Devices with Electronic Identity Information" and the "Communiqué Amending the Communiqué on the Registration of Devices with Electronic Identity Information" were published in the Official Gazette

dated 12.10.2023 and numbered 32337. In this context, the period of 7 years, which was set as 7 years with the previous regulation, has been updated as 1 year and it has been decided to delete the IMEI registration of the phones that cannot receive uninterrupted signal for 1 year. The effective date of these regulations has been determined as 01.01.2024.

Kahramanmaraş Earthquake In-Depth Investigation

An investigation was initiated by the ICTA against our Company following the earthquakes in Kahramanmaraş and Pazarcık on February 6, 2023. Within the scope of the initiated investigation, the investigation report of the supervisory board including the violation determinations was notified and our written defences regarding the violation determinations were submitted to the ICTA. The said investigation is ongoing.

Litigation Procedures Regarding the Rejection of Domestic Goods Obligation Exemption Requests and ICTA's R&D SME Investigation

The exemption applications made by our Company for the period 27.10.2015-26.10.2019 and the exemption application for the average of the first four-year period covering the years 2015-2019 regarding the domestic goods investment obligation included in the IMT Authorisation Certificate were rejected. As a result of the investigation conducted by ICTA for the period 2013-2017, administrative sanctions were imposed on our Company. Our Company has filed a lawsuit for the cancellation of the aforementioned Board Decisions and related transactions and the legal process is ongoing. In addition, the application made in 2022 with the request to revoke the decisions regarding the rejection of the exemption request regarding the obligation to use domestic goods for the 2019-2020 and 2020-2021 investment periods was implicitly rejected. Our Company filed a lawsuit for the cancellation of the aforementioned Board Decision and related transactions and the legal process is ongoing.

Litigation Process Regarding the Amendment to the Procedures and Principles Regarding the Examination and Audit of R&D Investments

With the Decision of the Information and Communication Technologies Authority dated 16.11.2021 and numbered 2021/DK-YED/361, the "Procedures and Principles Regarding the Examination and Inspection of Hardware and Software Investments to be Used in Operators' Networks" were updated. The new regulation includes issues such as not exceeding 50% of the total investments per supplier in an investment period, informing the ICTA before the investments to be made in critical network elements and complying with a possible notification, defining the national product, and introducing obligations regarding R&D projects carried out in R&D centres. Our Company's application for the revocation of the relevant Board Decision in 2022 was rejected and a lawsuit was filed by our Company for the cancellation of the relevant transactions and the legal process is ongoing.

Lawsuit issued by TT Mobil and our Company intervened regarding the "Multiplying Campaign" administrative fine applied to our Company

The administrative fine of TRY 25,245,56.18 imposed by the 1st, 2nd, 3rd and 4th articles of the ICTA's decision dated 16.03.2021 and numbered 2021/İK-THD/76 due to our Company's application under the name of "Multiplying Campaign" was paid by our Company with a discount (TRY 18,934,173.9). During the process, an application was made by TT Mobil requesting that the amount of the administrative fine imposed by the ICTA decision on our Company be increased and that the said decision be amended to include a refund to subscribers, and upon the implicit rejection of this request, a lawsuit was filed against the ICTA for the cancellation of the said implicit rejection. Our Company is an intervener in this lawsuit alongside ICTA. The legal process is ongoing.

Corporate Law Developments Concerning Our Company And Its Subsidiaries

Transfer of Data Center Assets and Lifecell TV Shares of Turkcell Gayrimenkul to Superonline through Partial Demerger Procedure

Due to Turkcell Gayrimenkul's increasing data center investments, business volume and the continuation of the data center operations in an integrated manner with Superonline, the separation of the business from Turkcell Gayrimenkul and its transfer to Superonline through a partial demerger by way of transfer of Lifecell TV shares owned by Lifecell Dijital to Superonline and the transfer of Turkcell Gayrimenkul's data center services business (buildings, equipment, advances, debts, receivables, etc.) from Turkcell Gayrimenkul to Superonline was completed and the transaction was registered before the Trade Registry as of 10 July, 2023 and the title deed transfer processes of the data centers were completed.

Merger of Turkcell and Beltel

In order to simplify the corporate structure, Beltel Telekomünikasyon Hizmetleri A.Ş., one of our group companies, has merged with Turkcell İletişim Hizmetleri A.Ş. through a facilitated procedure and dissolved without liquidation. The approvals and procedures of the Capital Markets Board, the Information and Communication Technologies Authority and the Trade Registry were completed and the merger was registered on 23 August 2023. Accordingly, the Share Sale and Purchase Agreement signed between Beltel, the State of Belarus and Turkcell on July 29, 2008 was terminated with all rights and obligations by signing a separate termination agreement.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş.'s Acquisition of 33.3% of BELBİM's Shares in Sofra

BELBİM Elektronik Para ve Ödeme Hizmetleri A.Ş.'s 33,3% shares in Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. were acquired by Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. for TRY 762.690 by exercising the pre-emptive right in accordance with the existing shareholders agreement.

Transfer of Shares of Lifecell LLC, Ukrtower LLC and Global Bilgi LLC

As per our Company's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 between Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş., Kule Hizmet ve İşletmecilik A.Ş., Lifecell Ventures B.V. and NJJ Capital for the transfer of all shares, along with all rights and debts, of (i) Lifecell LLC, which is wholly owned by Lifecell Ventures B.V., (ii) Global Bilgi LLC, which is wholly owned by Global Bilgi Pazarlama Danışmanlık ve Çağrı Servis Hizmetleri A.Ş. and (iii) Ukrtower LLC, which is wholly owned by Kule Hizmet ve İşletmecilik A.Ş., to NJJ Capital, a company located in France.

Subsequent Events After the Reporting Period

19.01.2024
Announcement Regarding the Capital Increase in BeST

The capital of our Company's subsidiary CJSC Belarusian Telecommunications Network ("BeST") is increased by BYN 47,938,990 to BYN 1,322,959,530 from BYN 1,275,020,540. Our Company's pre-emption rights with respect to the capital increase is fully paid.

29.01.2024
Announcement Regarding the Establishment of the Data Center Company

Our Company's Board of Directors has decided to establish a data center company with a focus on efficient management of company processes. This new Company, which will be wholly owned by our Company, will operate in the areas of data processing, data analysis, data storage, server hosting, server leasing, and computer programming with cloud solutions. The initial capital will be TRY 250,000. All data center operations will be transferred to this newly established data center company from our Company by demerger.

29.01.2024
Announcement Regarding the Amendment of Articles of Association

Our Company's Board of Directors has decided that necessary actions will be taken to obtain the approval of the Capital Markets Board and the Ministry of Trade, for amendment of the Articles of Association as attached, in accordance with the principles of Capital Markets Law, the Turkish Commercial Code, and related legislation. Amendment of Articles of Association is subject to approval of the General Assembly.

30.01.2024
Announcement Regarding the News in the Media - Sale of Ukrainian Assets

In certain media channels, there have been some news regarding the sale process of lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, which are Turkcell's subsidiaries operating in Ukraine. The process is expected to be completed after obtaining the regulatory approvals. The enterprise value to be taken into account at the closing date for the respective sale transaction is USD 525 million, and the final sale value will be determined within the framework of adjustments to be made including cash and debts after the closing.

Due to the uncertainty involved in the sale value as of the decision date, the disclosure of the respective information was postponed by the Board of Directors' decision dated December 20, 2023, as per the Article-6 of the Capital Markets Board's Communiqué on Material Events Disclosure, as it may impact the investors' investment decision and share value.

30.01.2024
Board Resolution Regarding the Renewal of the Registered Capital Ceiling Validity Period

Our Company's Board of Directors has decided that necessary actions will be taken to obtain the approval of the Capital Markets Board and the Ministry of Trade, for amendment of the Articles of Association as attached, in accordance with the principles of Capital Markets Law, the Turkish Commercial Code, and related legislation. Amendment of Articles of Association is subject to approval of the General Assembly.

31.01.2024
Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCEL12410

Within the scope of our Company's announcement dated August 1, 2023, the redemption payment of the financing bond with ISIN code TRFTCEL12410 with a nominal amount of TRY 500,000,000, a maturity of 183 days and an annual simple interest of 29.50% was made on January 31, 2024 (today).

31.01.2024
Announcement Regarding the Financing Bond Issuance

Within the scope of the issue limit of TRY 8,000,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of our Company with a maturity date of 12.07.2024, an annual simple interest of 47.00%, and a nominal amount of TRY 2,500,000,000 to qualified investors within Turkey, without public placement was completed, and the securities will be transferred to the investor accounts on 31.01.2024 (today). The issuance was advised by Ziraat Yatırım Menkul Değerler A.Ş..

08.02.2024
Announcement Regarding the Financing Bond Issuance

Within the scope of the issue limit of TRY 8,000,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of our Company with a maturity date of 02.08.2024, an annual simple interest of 47.00%, and a nominal amount of TRY 250,000,000 to qualified investors within Türkiye, without public placement was completed, and the securities will be transferred to the investor accounts on 08.02.2024 (today). The issuance was advised by Ziraat Yatırım Menkul Değerler A.Ş..

08.02.2024
Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCEL22419

Within the scope of our Company's announcement dated August 9, 2023, the redemption payment of the financing bond with ISIN code TRFTCEL22419 with a nominal amount of TRY 530,000,000, a maturity of 183 days and an annual simple interest of 31.00% was made on February 8, 2024 (today).

09.02.2024
Announcement Regarding the Financing Bond Issuance

Within the scope of the issue limit of TRY 8,000,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of our Company with a maturity date of 06.08.2024, an annual simple interest of 47.50%, and a nominal amount of TRY 800,000,000 to qualified investors within Türkiye, without public placement was completed, and the securities will be transferred to the investor accounts on 09.02.2024 (today). The issuance was advised by Ziraat Yatırım Menkul Değerler A.Ş..

09.02.2024
Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCEL22427

Within the scope of our Company's announcement dated August 11, 2023, the redemption payment of the financing bond with ISIN code TRFTCEL22427 with a nominal amount of TRY 700,000,000, a maturity of 182 days and an annual simple interest of 31.50% was made on February 9, 2024 (today).

23.02.2024
Announcement Regarding the Amendment of Articles of Association Approval by the CMB

The application regarding the Amendment of Articles of Association, submitted to the Capital Markets Board ("CMB") on February 8, 2024, has been approved by the CMB in the attached form.

08.03.2024
Announcement Regarding a Ruling Received from Ukrainian Court

Our Company has been informed through its Ukrainian subsidiary that they have received an official ruling from a Ukrainian court on March 5, 2024, ordering the seizure of 19.8% of the corporate rights of lifecell LLC, and 100% of the corporate rights of Ukrtower LLC and Paycell LLC, within the criminal proceedings related to suspicions involving Mikhail Fridman.

We would like to emphasize that we believe that the aforementioned person has no control or influence over our Ukrainian subsidiaries. This ruling has not had any significant impact on the daily operations of these Ukrainian subsidiaries.

An appeal to the related court submitted on March 7, 2024 with an aim to cancel the seizures and our subsidiaries vigorously contest this decision.

Completion of conditions precedent, including this ruling being lifted, for closing regarding the sale of Ukrainian assets to NJJ Capital, announced on December 29, 2023 and January 30, 2024, are continuing.

18.03.2024
Announcement Regarding the Capital Increase in Kıbrıs Telekom

The capital of our Company's wholly-owned subsidiary Kıbrıs Mobile Telekomünikasyon Limited ("Kıbrıs Telekom") is increased by TRY 250,000,000 to TRY 322,724,863. Our Company's pre-emption rights with respect to the capital increase is fully paid.

18.03.2024
Announcement Regarding Fitch Ratings' Credit Rating

International credit rating agency Fitch Ratings has raised our Company's credit rating from "B" to "B+", and has revised the outlook of the rating from "Stable" to "Positive".

20.03.2024
Announcement Regarding the Decision to Issue Debt Instruments

Our Company's Board of Directors resolved that our wholly-owned subsidiary, Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. shall issue debt instruments. The issuance shall be at a nominal value of up to TRY 1 billion, with debt instruments to be determined according to market conditions and various maturities up to one-year, in Turkish Lira terms, in the domestic market, in one or more tranches, without a public offering, as a private placement and/or to be sold to institutional investors. The respective issuances are subject to approval of the Capital Markets Board.

02.04.2024
Announcement Regarding the Liquidation of Rehberlik Hizmetleri Servisi A.Ş.

It has been decided to liquidate Rehberlik Hizmetleri Servisi A.Ş. ("Rehberlik"), a wholly owned subsidiary of our Company, due to market contraction, new technologies offering alternative solutions, and the lack of remaining sources of revenue.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022
Assets			
Property, plant and equipment	12	66,650,246	71,494,396
Right-of-use assets	16	6,136,092	8,054,305
Intangible assets	13	58,511,397	61,498,735
Investment properties	15	142,365	179,085
Trade receivables	19	325,862	492,274
Receivables from financial services	20	593,550	469,830
Contract assets	21	101,281	110,487
Financial assets at fair value through other comprehensive income	24	106,023	3,049,667
Financial assets at fair value through profit or loss	24	541,490	426,147
Deferred tax assets	18	1,128,749	2,732,413
Investments in equity accounted associate and joint venture	40	5,869,618	3,801,087
Other non-current assets	17	4,430,424	5,368,170
Total non-current assets		**144,537,097**	**157,676,596**
Inventories	22	540,507	494,988
Trade receivables	19	10,925,645	10,982,217
Due from related parties		171,373	125,967
Receivables from financial services	20	5,842,112	5,399,259
Contract assets	21	3,191,739	3,112,465
Derivative financial instruments	34	2,044,765	3,348,871
Financial assets at amortized cost	24	-	1,233,597
Financial assets at fair value through profit or loss	24	8,869,828	6,648,418
Cash and cash equivalents	23	49,978,716	42,776,160
Other current assets	17	3,875,773	3,190,642
Subtotal		**85,440,458**	**77,312,584**
Assets held for sale	41	17,105,770	-
Total current assets		**102,546,228**	**77,312,584**
Total assets		**247,083,325**	**234,989,180**

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022
Equity	25		
Share capital		32,334,546	32,334,546
Share premium		7,683	7,683
Treasury shares	25	(741,311)	(710,768)
Reserves		5,574,979	2,403,426
Remeasurements of defined benefit plans		(2,047,211)	(2,049,632)
Retained earnings		87,119,133	77,386,263
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri A.S. ("the Company")		**122,247,819**	**109,371,518**
Non-controlling interests		(12,954)	6,421
Total equity		**122,234,865**	**109,377,939**
Liabilities			
Borrowings	28	57,946,648	61,185,299
Trade and other payables		1,110,700	56,550
Due to related parties		38,337	1,546
Employee benefit obligations	29	2,052,325	2,949,486
Provisions	32	1,379,435	1,596,203
Deferred tax liabilities	18	2,286,164	8,991,083
Contract liabilities	31	1,193,665	1,248,479
Other non-current liabilities	27	1,113,468	1,106,591
Total non-current liabilities		**67,120,742**	**77,135,237**
Borrowings	28	26,137,561	27,552,086
Current tax liabilities		213,374	401,197
Trade and other payables	33	20,606,224	17,018,441
Due to related parties		552,448	397,610
Deferred revenue	30	248,003	214,040
Provisions	32	1,975,543	1,242,279
Contract liabilities	31	1,312,519	1,401,669
Derivative financial instruments	34	354,370	248,682
Subtotal		**51,400,042**	**48,476,004**
Liabilities directly associated with the assets held for sale	41	6,327,676	-
Total current liabilities		**57,727,718**	**48,476,004**
Total liabilities		**124,848,460**	**125,611,241**
Total equity and liabilities		**247,083,325**	**234,989,180**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	Represented (*) 31 December 2022	Represented (*) 31 December 2021
Revenue	6	102,962,781	90,206,307	105,251,583
Revenue from financial services	6	4,153,403	3,280,539	3,348,061
Total revenue		**107,116,184**	**93,486,846**	**108,599,644**
Cost of revenue	11	(82,240,256)	(80,360,678)	(85,135,182)
Cost of revenue from financial services	11	(2,177,779)	(1,320,251)	(1,002,885)
Total cost of revenue		**(84,418,035)**	**(81,680,929)**	**(86,138,067)**
Gross profit		20,722,525	9,845,629	20,116,401
Gross profit from financial services		1,975,624	1,960,288	2,345,176
Total gross profit		**22,698,149**	**11,805,917**	**22,461,577**
Other income	7	882,782	348,611	356,404
Selling and marketing expenses	11	(5,682,346)	(4,592,793)	(5,201,034)
Administrative expenses	11	(3,429,518)	(2,579,411)	(2,658,343)
Net impairment losses on financial and contract assets	11	(1,008,164)	(621,978)	(847,035)
Other expenses	7	(5,648,334)	(1,406,976)	(2,010,123)
Operating profit		**7,812,569**	**2,953,370**	**12,101,446**
Finance income	9	12,663,682	3,957,684	11,527,996
Finance costs	9	(19,931,617)	(11,949,156)	(21,308,035)
Monetary gain (loss)	9	3,816,872	7,767,102	4,804,527
Net finance costs / income		**(3,451,063)**	**(224,370)**	**(4,975,512)**
Share of profit of an associate and a joint venture	40	1,525,175	522,221	191,303
Profit before income tax from continuing operations		**5,886,681**	**3,251,221**	**7,317,237**
Income tax income/ (expense)	10	4,675,891	2,785,265	(900,339)
Profit for the year from continuing operations		**10,562,572**	**6,036,486**	**6,416,898**
Profit /(loss) from discontinued operations	41	**1,969,674**	**842,370**	**718,727**
Profit for the year		**12,532,246**	**6,878,856**	**7,135,625**
Profit for the year is attributable to:				
Owners of the Company		12,553,996	6,880,436	7,135,436
Non-controlling interests		(21,750)	(1,580)	189
Total		**12,532,246**	**6,878,856**	**7,135,625**
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	5.75	3.15	3.27
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	4.85	2.77	2.94

*Please refer to Note 2 (b) Restatement of financial statements during the hyperinflationary periods and Note 41 Discontinued operations

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Notes	31 December 2023	31 December 2022	31 December 2021
Profit for the period		**12,532,246**	**6,878,856**	**7,135,625**
Items that will not be reclassified to profit or loss:				
Remeasurements of defined benefit plans	29	(149,757)	(1,824,873)	(541,628)
Income tax relating to remeasurements of defined benefit plans		152,178	363,876	108,418
		2,421	(1,460,997)	(433,210)
Other comprehensive income/(expense):				
Items that may be reclassified to profit or loss:				
Exchange differences on translation of foreign operations		2,860,231	(748,669)	7,164,377
Gain on financial assets measured at fair value through other comprehensive income		149,602	(121,999)	(192,475)
Cash flow hedges - effective portion of changes in fair value		5,256,277	9,415,938	7,243,111
Cash flow hedges - reclassified to profit or loss	34	(3,683,081)	(7,129,115)	(6,255,142)
Cost of hedging reserve - changes in fair value		(784,883)	(3,046,104)	(4,302,532)
Cost of hedging reserve - reclassified to profit or loss		395,519	875,435	423,428
Loss on hedges of net investments in foreign operations		(2,342,679)	(520,930)	(3,886,535)
Income tax relating to these items	10	984,420	(66,764)	(760,237)
- Income tax relating to exchange differences		(491,059)	(887,185)	(2,330,871)
- Income tax relating to cash flow hedges	34	25,502	(89,836)	(86,967)
- Income tax relating to cost of hedging reserve		274,034	434,134	775,821
- Income tax relating to financial assets measured at fair value		(5,514)	35,988	38,164
- Income tax relating to hedges of net investments		1,181,457	440,135	843,616
		2,835,406	(1,342,208)	(566,005)
Other comprehensive income/(loss) for the year, net of income tax		**2,837,827**	**(2,803,205)**	**(999,215)**
Total comprehensive income for the year		**15,370,073**	**4,075,651**	**6,136,410**
Total comprehensive income for the year is attributable to:				
Owners of the Company		15,391,823	4,077,231	6,136,221
Non-controlling interests		(21,750)	(1,580)	189
Total		**15,370,073**	**4,075,651**	**6,136,410**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Share capital	Treasury shares	Additional paid-in capital	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plans	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2021	**32,334,546**	**(798,490)**	**129,465**	**7,683**	**21,733,847**	**6,221**	**(1,250,417)**	**(471,562)**	**(2,457,266)**	**(15,900,121)**	**(155,425)**	**77,387,034**	**-**	**110,565,515**	**114**	**110,565,629**
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	-	7,135,436	-	7,135,436	189	7,135,625
Other comprehensive income, net of income tax	-	-	-	-	-	(154,311)	(3,042,919)	901,002	(3,103,283)	4,833,506	(433,210)	-	-	(999,215)	-	(999,215)
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**(154,311)**	**(3,042,919)**	**901,002**	**(3,103,283)**	**4,833,506**	**(433,210)**	**7,135,436**	**-**	**6,136,221**	**189**	**6,136,410**
Transfers to legal reserves	-	-	-	-	1,941,748	-	-	-	-	-	-	(1,941,748)	-	-	-	-
Dividend paid (Note 25)	-	69,360	-	-	-	-	-	-	-	-	-	(9,032,088)	-	(8,962,728)	-	(8,962,728)
Other	-	-	(34,327)	-	-	-	-	-	-	-	-	-	-	(34,327)	(858)	(35,185)
Balance at 31 December 2021	**32,334,546**	**(729,130)**	**95,138**	**7,683**	**23,675,595**	**(148,090)**	**(4,293,336)**	**429,440**	**(5,560,549)**	**(11,066,615)**	**(588,635)**	**73,548,634**	**-**	**107,704,681**	**(555)**	**107,704,126**
Balance at 1 January 2022	**32,334,546**	**(729,130)**	**95,138**	**7,683**	**23,675,595**	**(148,090)**	**(4,293,336)**	**429,440**	**(5,560,549)**	**(11,066,615)**	**(588,635)**	**73,548,634**	**-**	**107,704,681**	**(555)**	**107,704,126**
Profit/ (loss) for the year	-	-	-	-	-					-	-	6,880,436	-	6,880,436	(1,580)	6,878,856
Other comprehensive income, net of income tax	-	-	-	-	-	(86,011)	(80,795)	2,196,987	(1,736,535)	(1,635,854)	(1,460,997)	-	-	(2,803,205)	-	(2,803,205)
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**(86,011)**	**(80,795)**	**2,196,987**	**(1,736,535)**	**(1,635,854)**	**(1,460,997)**	**6,880,436**	**-**	**4,077,231**	**(1,580)**	**4,075,651**
Transfers to legal reserves	-	-	-	-	709,189	-	-	-	-	-	-	(709,189)	-	-	-	-
Dividend paid (Note 25)	-	18,362	-	-	-	-	-	-	-	-	-	(2,391,534)	-	(2,373,172)	-	(2,373,172)
Other	-	-	(95,138)	-	-	-	-	-	-	-	-	57,916	-	(37,222)	8,556	(28,666)
Balance at 31 December 2022	**32,334,546**	**(710,768)**	**-**	**7,683**	**24,384,784**	**(234,101)**	**(4,374,131)**	**2,626,427**	**(7,297,084)**	**(12,702,469)**	**(2,049,632)**	**77,386,263**	**-**	**109,371,518**	**6,421**	**109,377,939**
Balance at 1 January 2023	**32,334,546**	**(710,768)**	**-**	**7,683**	**24,384,784**	**(234,101)**	**(4,374,131)**	**2,626,427**	**(7,297,084)**	**(12,702,469)**	**(2,049,632)**	**77,386,263**	**-**	**109,371,518**	**6,421**	**109,377,939**
Profit/ (loss) for the year	-	-	-	-	-						-	12,553,996		12,553,996	(21,750)	12,532,246
Other comprehensive income, net of income tax	-	-	-	-	-	144,088	(1,161,222)	1,598,698	(115,330)	2,369,172	2,421	-		2,837,827	-	2,837,827
Total comprehensive income	**-**	**-**	**-**	**-**	**-**	**144,088**	**(1,161,222)**	**1,598,698**	**(115,330)**	**2,369,172**	**2,421**	**12,553,996**	**-**	**15,391,823**	**(21,750)**	**15,370,073**
Transfers to legal reserves	-	-	-	-	336,147	-	-	-	-	-	-	(336,147)		-	-	-
Dividend paid (Note 25)	-	20,212	-	-	-	-	-	-	-	-	-	(2,484,979)		(2,464,767)	-	(2,464,767)
Discontinued operations (Note 41)	-	-	-	-	-	-	-	-	-	(6,140,191)			6,140,191	-		-
Other		(50,755)												(50,755)	2,375	(48,380)
Balance at 31 December 2023	**32,334,546**	**(741,311)**	**-**	**7,683**	**24,720,931**	**(90,013)**	**(5,535,353)**	**4,225,125**	**(7,412,414)**	**(16,473,488)**	**(2,047,211)**	**87,119,133**	**6,140,191**	**122,247,819**	**(12,954)**	**122,234,865**

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

	Note	31 December 2023	31 December 2022	31 December 2021
Cash flows from operating activities:				
Profit for the year from continuing operations		10,562,572	6,036,486	6,416,898
Discontinued operations		1,969,674	842,370	718,727
Profit for the year		**12,532,246**	**6,878,856**	**7,135,625**
Adjustments for:				
Depreciation and impairment of property, plant and equipment and investment properties	12-15	11,971,461	15,034,317	14,171,912
Amortization of intangible assets and right-of-use assets	13-16	21,495,684	20,160,690	19,698,077
Impairment on property, plant and equipment and intangible asset	12-13	(1,421)	391,616	32,204
Net finance expense		2,705,359	3,424,909	2,698,761
Fair value adjustments to derivatives		(1,313,993)	2,427,062	(7,509,357)
Income tax expense	10	(4,383,918)	(2,661,572)	900,339
Gain on sale of property, plant and equipment		15,979	35,502	(98,440)
Effects of exchange rate changes and inflation adjustments		10,470,553	5,783,400	(3,096,843)
Provisions		4,699,380	2,757,078	4,088,441
Share of (profit)/loss of associates and joint ventures		(1,525,175)	(522,221)	(191,303)
Fair value adjustments to financial assets through profit or loss		(4,604,960)	(1,738,728)	-
Non-cash other adjustments		3,712	198,772	147,960
		52,064,907	**52,169,681**	**37,977,376**
Change in operating assets/liabilities				
Change in trade receivables	19	(139,488)	695,393	1,574,713
Change in due from related parties	38	(39,338)	348,368	(410,728)
Change in receivables from financial services	20	(572,122)	(3,562)	1,479,545
Change in inventories	22	(98,561)	260,863	19,578
Change in other current assets	17	(1,243,350)	(144,637)	104,128
Change in other non-current assets	17	785,975	(107,361)	317,001
Change in due to related parties	38	(387,619)	(319,015)	17,709
Change in trade and other payables	33	935,945	(1,758,710)	(1,361,918)
Change in other non-current liabilities	27	42,319	43,561	1,207,414
Change in employee benefit obligations	29	(564,023)	(111,268)	(169,308)
Change in short term contract asset	21	(70,561)	86,892	388,238
Change in long term contract asset	21	9,206	72,230	289,169
Change in deferred revenue	30	129,985	(139,688)	(98,232)
Change in short term contract liability	31	(89,150)	(106,319)	98,261
Change in long term contract liability	31	405,430	44,293	(7,448)
Changes in other working capital		(1,528,600)	(1,470,725)	(3,280,191)
Cash generated from operations		**49,640,955**	**49,559,996**	**38,145,307**
Interest paid		(7,356,137)	(5,943,326)	(6,053,353)
Income tax paid		(563,330)	(1,335,544)	(2,276,959)
Net cash inflow from operating activities		**41,721,488**	**42,281,126**	**29,814,995**
Cash flows from investing activities:				
Acquisition of property, plant and equipment	12	(14,216,712)	(15,381,134)	(18,058,499)
Acquisition of intangible assets	13	(15,287,059)	(11,152,761)	(13,435,350)
Proceeds from sale of property, plant and equipment		338,387	1,160,686	683,346
Payment for acquisition of subsidiary, net of cash acquired	3	-	-	(234,680)
Payments for advances given for acquisition of property, plant and equipment		-	(1,744,603)	(348,938)
Contribution of increase of share capital in joint ventures/associates		(543,356)	(1,014,279)	(1,614,614)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		15,307,389	2,158,111	2,295,452
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(16,115,347)	(3,560,647)	(3,428,074)
Cash (outflows)/inflows from financial assets at amortized cost		14,043,065	(1,592)	789,278
Cash outflows from financial assets at fair value through profit or loss		(10,257,554)	(6,162,440)	-
Interest received		5,825,402	3,986,591	4,342,451
Net cash outflow from investing activities		**(20,905,785)**	**(31,712,068)**	**(29,009,628)**
Cash flows from financing activities:				
Proceeds from derivative instruments		7,749,663	5,961,522	5,987,453
Repayments of derivative instruments		(4,756,730)	(5,264,741)	(5,715,348)
Proceeds from issues of loans and borrowings		62,689,793	53,139,280	43,150,810
Proceeds from issues of bonds		7,824,254	4,472,292	636,194
Repayments of borrowings		(54,790,770)	(44,653,449)	(41,372,286)
Repayments of bonds		(5,289,151)	(3,564,408)	(470,654)
Dividends paid to shareholders		(2,484,979)	(2,391,534)	(8,962,728)
Dividends paid to non-controlling interest in subsidiaries		(50,755)	-	(858)
Payments of lease liabilities		(4,121,990)	(4,310,581)	(3,129,580)
Net cash outflow from financing activities		**6,769,335**	**3,388,381**	**(9,876,997)**
Net increase in cash and cash equivalents		**27,585,038**	**13,957,439**	**(9,071,630)**
Cash and cash equivalents at 1 January		**42,742,204**	**50,398,771**	**43,662,519**
Effects of exchange rate changes and inflation adjustments on cash and cash equivalents		**(16,502,367)**	**(21,614,006)**	**15,807,882**
Cash and cash equivalents at 31 December	23	**53,824,875**	**42,742,204**	**50,398,771**

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

1.   Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company" or "Turkcell") was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company's registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkiye and regional states.

In April 1998, the Company signed a license agreement (the "2G License") with the Ministry of Transport and Infrastructure of Turkiye (the "Turkish Ministry"), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the "Turkish Treasury") a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority ("ICTA") regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the "3G License") providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax ("VAT")). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 26 August 2015, "Authorization Tender on IMT Services and Infrastructure" publicly known as "4.5G license" tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA's expenses and 5% of net revenue to ICTA as a frequency fee (TRx).

As of 31 December 2023, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi ("TVF BTIH") and IMTIS Holdings S.a r l. ("IMTIS Holdings") in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company's shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group's immediate and ultimate parents are TVF BTIH, wholly owned by Turkiye Varlik Fonu ("TVF"), and TVF respectively as of 31 December 2023. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the "Group A Shares");

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

1.   Reporting entity (continued)

(i)   A nomination privilege has been created on the Group A Shares, allowing the holders thereof to nominate four candidates for appointment of five members of the board of directors of the Company; a voting privilege has been created on the Group A Shares, allowing the holders thereof to cast six votes for each Group A Share in respect of the appointment of

a.   five members of the board of directors of the Company, and

b.   the chairman of the presiding committee of the general assembly of shareholders;

(ii)   All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell's shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

(iii)   The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv)   The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

(v)   So long as the above mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company's board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2023.

The consolidated financial statements of the Company as at and for the year ended 31 December 2023 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associate and a joint venture. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company's and each of its subsidiaries', associate's and joint venture's financial statements are prepared as at and for the year ended 31 December 2023.

2.   Basis of preparation and summary of material accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes below. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group's interest in an associate and a joint venture.

(a)   Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRICs") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(a)   Compliance with IFRS (continued)

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2023 were authorized for issue by the Board of Directors on 20 March 2024.

(b)   Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2023 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 ("IAS 29") "*Financial Reporting in Hyperinflationary Economies*". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Turkiye reached 268.3% as at 31 December 2023, based on the Turkish nation-wide Consumer Price Index ("CPI") announced by the Turkish Statistical Institute ("TSI"). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

The table below shows the evolution of CPI in the last three years and as of 31 December 2023:

	2023	2022	2021	2020
Annual Index	1,859.38	1,128.45	686.95	504.81
Average Index	1,488.91	967.71	561.61	469.59
Yearly Inflation	64.8%	64.3%	36.1%	14.6%
Cumulative Inflation (last three years)	268.3%	156.2%	74.4%	54.2%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2023. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories, Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2023.

Comparative figures must also be presented in the current currency of 31 December 2023 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(b) **Restatement of financial statements during the hyperinflationary periods (continued)**

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. All items in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not restate their financial statements for inflation (except for comparative presentation), in accordance with IAS 29. The initial items of the statement of changes in equity are reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized under retained earnings and other comprehensive results. The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

- Derivative financial instruments,
- Financial asset at fair value through profit or loss and other comprehensive income.

(c) **Functional and presentation currency**

(i) *Transactions and balances*

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as assets held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on assets classified as at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign exchange gains and losses are recognized in profit or loss, except:

- For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.

Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation. Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii) *Foreign operations*

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
- Equity for each balance sheet presented is translated at historic cost at the date of transaction,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(c) **Functional and presentation currency (continued)**

(ii) *Foreign operations (continued)*

- Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and

- All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.

On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d) **Use of estimates and judgments**

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group's accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

For trade receivables, other receivables, other assets and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of TAS 16 and TAS 38 standards, and accordingly, the related assets are capitalized when they are ready for use.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(d) **Use of estimates and judgments (continued)**

Capitalization and useful lives of assets (continued)

The useful lives and residual values of the Group's assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets' expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management's analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

- The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
- The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
- The entity has discretion in establishing the price for the specified good or service.

Contracted handset sales

The Company, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, for the device in these transactions by considering the factors below:

 - The Company is not the primary obligor for the sale of handset,
 - The Company does not have control over the sale prices of handsets,
 - The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company recognizes revenue gross.

Multiple performance obligations and price allocation

In arrangements which include multiple elements where the Group acts as principal, the Group considers that a good or service is distinct if both of the following criteria are met:

- The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
- The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(d) **Use of estimates and judgments (continued)**

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 38, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management's expectations.

All investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets' end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 11.5% –29.6% at 31 December 2023 (31 December 2022: 11.2% –23.9%)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(d)   Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating–rate loans and borrowings, The Group calculates the effective interest rate("EIR") based on a market–derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e)   Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f)   Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g)   Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Company has classified current trade payables amounting to 2,190,434 TL as due to related parties as of 31 December 2022. The reclassification has no effect on the consolidated statement of profit or loss.

(h)   Principles of consolidation and equity accounting

(i)   Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:
- The fair value of the assets transferred,
- Liabilities incurred to the former owners of the acquired business,
- Equity interests issued by the Group,
- The fair value of any asset or liability resulting from a contingent consideration arrangement, and
- The fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests, and acquisition-date fair value of any previously held equity interest in the acquired entity over the fair value of the net identifiable assets acquired. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(h)   Principles of consolidation and equity accounting (continued)

(i)   Business combinations (continued)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss. Contingent consideration classified as equity is not subject to remeasurement. Instead, any gain or loss at settlement is recorded as an adjustment to equity through other comprehensive income.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(ii)   Subsidiaries

Subsidiaries comprise all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(iii)   Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(h)   Principles of consolidation and equity accounting (continued)

(iii)   Changes in ownership interests (continued)

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(iv)   Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity's results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v)   Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The group holds an interest in a joint venture, Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.("Sofra"), and an interest in an associate, Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş("TOGG"). The financial statements of Sofra and TOGG are prepared for the same reporting period as the Group.

The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group's share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(i)   Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling.

i)   Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Financial assets at amortized cost (debt instruments)
- Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)
- Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)
- Financial assets at fair value through profit or loss

(ii)   Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

(iii)   Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group's debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(i)   **Financial instruments (continued)**
     Financial Assets (continued)

(iv)   *Financial assets at fair value through profit or loss*

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds, and currency protected time deposits which the Group were irrevocably designated at fair value through OCI as the Group considers these investments to be strategic in nature.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elect to measure the investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi ("Turkcell GSYF") at fair value through profit or loss. For more information, refer to Note 24.

(v)   *Impairment*

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.
- 12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
- Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies simplified lifetime ECL measurement for all group companies except Turkcell Finansman which applies both 12 month and lifetime ECL (general approach).

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i)   *Sale and Repurchase Agreements*

Securities sold under repurchase agreements ("Repo") are classified in the Company portfolio as fair value through profit or loss, fair value through other comprehensive income or amortized cost portfolios and valued according to relevant portfolio basis. Securities purchased under agreements to resell ("Reverse Repo") are recognized as cash and cash equivalents in the consolidated statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(i)   **Financial instruments (continued)**

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group's impairment policies.

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i)   *Subsequent measurement*

For purposes of subsequent measurement, financial liabilities are classified in two categories:

• Financial liabilities at fair value through profit or loss
• Financial liabilities at amortized cost (loans and borrowings)

(ii)   *Financial liabilities at fair value through profit or loss*

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

(iii)   *Financial liabilities at amortized cost (loans and borrowings)*

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv)   *Derecognition*

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(i)   **Financial instruments (continued)**

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j)   **Derivative financial instruments and hedge accounting**

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Turkiye ("CBRT") exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i)   *Fair value hedge*

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(j)   **Derivative financial instruments and hedging accounting (continued)**

(ii)   *Cash flow hedge*

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item ("aligned time value") are recognized within other comprehensive income in the costs of hedging reserve within equity.

Amounts accumulated in equity are reclassified in the periods when the hedged item affects profit or loss, as follows:

- Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset. The deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance cost at the same time as the interest expense on the hedged borrowings.

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

-If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

-When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

Derivative financial instruments and hedging accounting (continued)

((iii)   Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k)   Property, plant and equipment

(i)   Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(ii)   Subsequent costs

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii)   Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(k)   Property, plant and equipment (continued)

(iii)   Depreciation (continued)
The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Buildings	21–25 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4 – 6 years
Electricity power plant	20 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv)   Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

(l)   Intangible assets

(i)   Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	3 – 25 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 1998 (The 2G license has been extended until 30 April 2029 on 7 April 2023) 30 July 2009 and 26 August 2015, respectively. The licenses are effective for 31, 20 and 13 years, respectively.

(ii)   Computer software

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

- It is technically feasible to complete the software such that it will be available for use,

- Management intends to complete the software and use or sell it,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(I)   **Intangible assets (continued)**

(*ii*)   *Computer software (continued)*

- There is an ability to use or sell the software,
- It can be demonstrated how the software will generate probable future economic benefits,
- Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
- The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(*iii*)   *Other intangible assets*

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use ("IRU") are rights to use a portion of an asset's capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortiation

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for computer software are as follows:

Indefeasible right-of-use	15 years
Transmission line software	5–10 years
Brand name	9–10 years
Customer base	2–15 years
Subscriber acquisition cost	2–6 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(I)   **Intangible assets (continued)**

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(m)   **Investment properties**

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n)   **Inventories**

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2023 and 2022, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o)   **Impairment of non-financial assets**

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(o)   Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. As of 31 December 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell's tangible and intangible assets was performed (Note 14).

(p)   Employee benefits

(i)   Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii)   Post-employment benefits

In accordance with the labor law in Turkiye, the Company and its subsidiaries in Turkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits ("IAS 19"). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiariesin Turkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days' pay up to a of maximum full TL 23.5 as at 31 December 2023 (31 December 2022: TL 15.4), per year of employment at the rate of pay applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2023 is 2.5% (31 December 2022: 0.6%).

(iii)   Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(iv)   Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v)   Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(q)   Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Onerous contracts

Present obligation arising under an onerous contract is recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(r)   Revenue

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it performs because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. At some of the contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

With respect to prepaid revenue, the Group generally collects cash in advance by selling prepaid top up to distributors. In such cases, the Group does not recognize revenue until subscribers use the telecommunication services.

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

- The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
- The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(r)   **Revenue (continued)**

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction.

Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales made to intermediaries, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered to the intermediary. The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group.

In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Instalment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes "contracted receivables" (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as "undue assigned contracted receivables" in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as "receivables from subscribers". The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset, unless the gross versus net presentation criteria explained at note (d) are met.

The Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method. The Group also generate revenue from mobile payment services, classified as revenue from financial services, provided by Turkcell Odeme. The revenue mainly consists of commission income from mobile payment activities, and recognized when customers use the service, make transactions and the service provided.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed. Monthly fixed fees are included in telecommunication services revenues.

Call center revenues are recognized at the time services are rendered during the contractual period.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(s)   **Income taxes**

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax deductions for investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Turkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(t) **Earnings per share**

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share ("EPS") are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as "Basic and diluted EPS".

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing "Bonus share" to shareholders from retained earnings. In computing earnings per share, such "Bonus share" distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(u) **Non-current assets held for sale and discontinued operations**

On 29 December 2023, the Group publicly announced the decision of its Board of Directors to sell Lifecell, UkrTower and Global LLC, which as whole represent Ukrainian geography operations. The sale of Ukrainian operations is expected to be completed within a year from the reporting date.

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of Ukrainian operations are presented at carrying amounts, as carrying amount is lower than fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Ukrainian operations are presented as a discontinued operation because it is classified as held for sale and it represents a separate major geographical area of operations. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 41. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(v) **Equity**

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(w) **Dividends**

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(x) **Leases**

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

- The contract involved the use of an identified asset - this may be specified explicitly or implicitly;
- The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
- The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
- The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;
    - The Group has the right to operate the asset or,
    - The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(y) **Leases (continued)**

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

- Amount of the initial measurement of the lease liability,
- Any lease payments made at or before the commencement date, less any lease incentives received,
- Any initial direct costs incurred by the Group and
- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

- Fixed payments, including in-substance fixed payments,
- Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,
- Amounts expected to be payable under a residual value guarantee and
- The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2. **Basis of preparation and summary of material accounting policies (continued)**

(x) **Leases (continued)**

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

- The modification increases the scope of the lease by adding the right to use one or more underlying assets and
- The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

(y) **New standards and interpretations**

i) **Standards, amendments and interpretations applicable as at 31 December 2023:**

IFRS 17 - The new Standard for insurance contracts

IASB issued IFRS 17, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 model combines a current balance sheet measurement of insurance contract liabilities with the recognition of profit over the period that services are provided. Certain changes in the estimates of future cash flows and the risk adjustment are also recognized over the period that services are provided. Entities have an option to present the effect of changes in discount rates either in profit and loss or in other comprehensive income. The standard includes specific guidance on measurement and presentation for insurance contracts with participation features.

The standard did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 8 - Definition of Accounting Estimates

In February 2021, the Board issued amendments to IAS 8, in which it introduces a new definition of "accounting estimates". The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, the amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(y)   **New standards and interpretations (continued)**

i)   **Standards, amendments and interpretations applicable as at 31 December 2023:**

Amendments to IAS 8 - Definition of Accounting Estimates (continued)

The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This aspect of the definition was retained by the Board. The amendments apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of the effective date.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies
The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their 'significant' accounting policies with a requirement to disclose their 'material' accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments have had some impact on the Group's disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group's financial statements.

Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). This judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period presented, a deferred tax asset (provided that sufficient taxable profit is available) and a deferred tax liability for all deductible and taxable temporary differences associated with leases and decommissioning obligations should be recognized. The standard did not have a significant impact on the financial position or performance of the Group.

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules
In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD).

The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments. However, certain disclosure requirements are not required to be applied for any period ending on or before 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   **Basis of preparation and summary of material accounting policies (continued)**

(z)   **New standards and interpretations (continued)**

i)   **Standards, amendments and interpretations applicable as at 31 December 2023 (continued):**

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules (continued)

Based on management's preliminary assessments, Group management does not expect significant impact on it's consolidated financial statements due to Pillar Two amendmentds. However, the Company will continue to monitoring upcoming legislation changes on this matter, in Turkey and in other countires that the Group operates.

ii)   **Standards, amendments and interpretations that are issued but not effective as at 31 December 2023:**

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. the Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity's right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period ("future covenants"), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity's right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective for periods beginning on or after 1 January 2024. The amendments must be applied retrospectively in accordance with IAS 8. Early application is permitted. However, an entity that applies the 2020 amendments early is also required to apply the 2022 amendments, and vice versa.

The Group expects no significant impact on its balance sheet and equity.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the Board issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right-of-use it retains. In applying requirements of IFRS 16 under "Subsequent measurement of the lease liability" heading after the commencement date in a sale and leaseback transaction, the seller lessee determines 'lease payments' or 'revised lease payments' in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right-of-use retained by the seller-lessee.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

2.   Basis of preparation and summary of material accounting policies (continued)

(z)   New standards and interpretations (continued)

ii)   Standards, amendments and interpretations that are issued but not effective as at 31 December 2023 (continued):

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback (continued)

The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining 'lease payments' that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments to annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The Group does not expect significant impact of the amendments on financial position or performance of the Group.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity's liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose. The amendments will be effective for annual reporting periods beginning on or after 1 January 2024. Early adoption is permitted but will need to be disclosed.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

3.   Business combinations

The Company's 100% owned subsidiary Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. ("Boyut Enerji") on 6 July 2021. The respective transaction is based on an enterprise value of USD 29,600. After adjusting for the net debt of Boyut Enerji, the Group made a payment of USD 10,972. USD 500 of this amount shall be paid after two-years as from the agreement date. The control power of Boyut Enerji has transferred to the Group as of 18 August 2021. At the time the financial statements were authorized for issue, goodwill, identifiable assets and liabilities has been accounted in accordance with IFRS 3, "Business Combinations".

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	258,584
- Cash consideration amount	249,719
- Contingent and deferred consideration amount	8,865
Net assets acquired	(230,835)
Goodwill	**27,749**

The fair values of identifiable assets and liabilities in accordance with IFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	15,039
Other current assets	15,528
Property, plant and equipment	342,889
Intangible assets	631,093
Other non-current assets	449
Borrowings	(411,129)
Trade and other payables	(21,326)
Due to related parties	(6,794)
Provisions	(100)
Employee benefit obligations	(208)
Deferred tax liabilities	(131,966)
Other liabilities	(202,640)
Fair value of total identifiable net assets (100%)	**230,835**

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	249,719
Cash and cash equivalents - acquired	(15,039)
Cash outflow due to acquisition (net)	**234,680**

4.   Financial risk management

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are constantly reviewed to make sure they reflect the Group's operations and the changes in market conditions.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

4. **Financial risk management (continued)**

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortize cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties, if necessary, in return for the credit support it gives related to certain financings (Note 19).

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group's subscribers. The Group's exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group's policy is to provide financial guarantees only to subsidiaries and distributors. At 31 December 2023, guarantees of TL8,836,805 were outstanding (31 December 2022: TL 6,513,114).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 4,215,677 (31 December 2022: TL 3,598,726) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

4. **Financial risk management (continued)**

Market risk (continued)

(i) *Foreign exchange risk*

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates and since 1 July 2018 the Company applies hedge accounting. Details of the Company's foreign exchange risk is disclosed in Note 35.

(ii) *Interest rate risk*

The Group's exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury's policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group's borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

The Group's transition from USD LIBOR to SOFR was completed as of June 30, 2023.

In calculating the change in fair value attributable to the hedged risk of the floating-rate debt, the Group has made the following assumptions that reflect its current expectations:

- Considering the Group's 'Possible' requirements, the USD LIBOR interest rate on which its hedging liabilities are based has not changed as a result of the IBOR reform.

- As a result of the IBOR reform, the USD LIBOR interest rate, on which the cash flows of the debt for hedging purposes are carried out, and the swap interest rate on which the hedging transactions are based, have not changed as a result of the IBOR reform.

- The group has not retroactively changed its cash flow hedging reserve for the period expected for the implementation of the reforms.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5. **Segment information**

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. ("Turkcell Superonline"), Turkcell Satis ve Dijital Is Servisleri Hizmetleri A.S's ("Turkcell Satis") digital business services, Turkcell Dijital Is Servisleri A.S. ("Turkcell Dijital"), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. ("Turkcell Global Bilgi"), Turktell Bilisim Servisleri A.S. ("Turktell"), Atmosware Teknoloji Egitim ve Danismanlik A.S ("Atmosware Teknoloji"), Turkcell Teknoloji Arastirma ve Gelistirme A.S. ("Turkcell Teknoloji"), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. ("Ultia"), Kule Hizmet ve Isletmecilik A.S. ("Global Tower"), Rehberlik Hizmetleri Servisi A.S. ("Rehberlik"), Turkcell Gayrimenkul Hizmetleri A.S. ("Turkcell Gayrimenkul"), Lifecell Dijital Servisler ve Cozumler A.S. ("Lifecell Dijital Servisler"), Lifecell Bulut Cozumleri A.S. ("Lifecell Bulut"), Lifecell TV Yayin ve Icerik Hizmetleri A.S. ("Lifecell TV"), Lifecell Muzik Yayin ve Iletim A.S. ("Lifecell Muzik") and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. ("BiP A.S.").

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network ("BeST"), Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), East Asian Consortium B.V. ("Eastasia"), Lifecell Ventures Cooperatief U.A ("Lifecell Ventures"), Beltel Telekomunikasyon Hizmetleri A.S. ("Beltel"), Lifetech LLC ("Lifetech"), Beltower LLC ("Beltower"), Lifecell Digital Limited ("Lifecell Digital"), Yaani Digital BV ("Yaani") and BiP Digital Communication Technologies B.V ("BiP B.V.").

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. ("Dijital Egitim"). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis's other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5. **Segment information (continued)**

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Total segment revenue	91,952,843	77,951,747	2,625,686	2,673,057	4,568,674	3,545,379	10,161,753	13,558,486	(2,192,772)	(4,241,823)	107,116,184	93,486,846
Inter-segment revenue	(782,421)	(415,145)	(151,112)	(238,906)	(415,271)	(264,840)	(843,968)	(3,322,932)	2,192,772	4,241,823	-	-
Revenues from external customers	**91,170,422**	**77,536,602**	**2,474,574**	**2,434,151**	**4,153,403**	**3,280,539**	**9,317,785**	**10,235,554**	**-**	**-**	**107,116,184**	**93,486,846**
Adjusted EBITDA	40,663,472	32,770,610	972,856	891,194	1,607,534	1,749,526	887,860	1,298,333	(254,608)	(101,932)	43,877,114	36,607,731
IFRS 9 impairment loss provision	(920,417)	(557,550)	(6,055)	(5,003)	(81,981)	(57,339)	289	(2,086)	-	-	(1,008,164)	(621,978)

	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Total segment revenue	77,951,747	90,008,603	2,673,057	2,667,171	3,545,379	3,550,776	13,558,486	15,775,237	(4,241,823)	(3,402,143)	93,486,846	108,599,644
Inter-segment revenue	(415,145)	(580,385)	(238,906)	(278,079)	(264,840)	(202,695)	(3,322,932)	(2,340,984)	4,241,823	3,402,143	-	-
Revenues from external customers	**77,536,602**	**89,428,218**	**2,434,151**	**2,389,092**	**3,280,539**	**3,348,081**	**10,235,554**	**13,434,253**	**-**	**-**	**93,486,846**	**108,599,644**
Adjusted EBITDA	32,770,610	40,815,431	891,194	859,130	1,749,526	2,119,639	1,298,333	1,305,889	(101,932)	(156,908)	36,607,731	44,943,181
IFRS 9 impairment loss provision	(557,550)	(803,560)	(5,003)	(8,632)	(57,339)	(31,771)	(2,086)	(3,072)	-	-	(621,978)	(847,035)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5. **Segment information (continued)**

	31 December 2023	31 December 2022	31 December 2021
Profit for the period	**10,562,572**	**6,036,486**	**6,416,898**
Add/(Less):			
Income tax expense	(4,675,891)	(2,785,265)	900,339
Finance income	(12,663,682)	(3,957,684)	(11,527,996)
Finance costs	19,931,617	11,949,156	21,308,035
Other income	(882,782)	(348,611)	(356,404)
Other expenses	5,648,334	1,406,976	2,010,123
Monetary (gain) loss	(3,816,872)	(7,767,102)	(4,804,527)
Depreciation and amortization	31,298,993	32,595,996	31,188,016
Share of loss/(gain) of equity accounted investees	(1,525,175)	(522,221)	(191,303)
Consolidated adjusted EBITDA	**43,877,114**	**36,607,731**	**44,943,181**

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2023	31 December 2022	31 December 2021
Revenues			
Turkiye	104,641,610	91,052,696	106,210,552
Belarus	1,384,585	1,540,091	1,375,795
Turkish Republic of Northern Cyprus	1,058,155	855,064	959,667
Netherlands	31,834	38,995	53,630
	107,116,184	**93,486,846**	**108,599,644**
Non-current assets			
Turkiye	140,298,871	141,507,693	145,592,071
Ukraine	-	12,651,476	21,001,550
Belarus	746,265	1,229,643	1,334,989
Turkish Republic of Northern Cyprus	3,047,815	1,626,546	1,193,525
Unallocated non-current assets	444,146	661,238	152,557
	144,537,097	**157,676,596**	**169,274,692**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6. **Revenue**

	Turkcell Turkiye 2023	Turkcell Turkiye 2022	Turkcell International 2023	Turkcell International 2022	Techfin 2023	Techfin 2022	Other 2023	Other 2022	Intersegment Eliminations 2023	Intersegment Eliminations 2022	Consolidated 2023	Consolidated 2022
Telecommunication services	86,033,365	73,395,928	2,285,955	2,276,114	-	-	-	-	(200,732)	(171,130)	88,118,588	75,500,912
Equipment revenues	4,981,916	4,119,171	183,095	177,001	-	-	6,315,781	6,886,804	(86,055)	(38,758)	11,394,737	11,144,218
Revenue from financial services	-	-	-	-	4,568,674	3,545,379	-	-	(415,271)	(264,840)	4,153,403	3,280,539
Other	937,562	436,648	156,636	219,942	-	-	3,845,972	6,671,682	(1,490,714)	(3,767,095)	3,449,456	3,561,177
Total	**91,952,843**	**77,951,747**	**2,625,686**	**2,673,057**	**4,568,674**	**3,545,379**	**10,161,753**	**13,558,486**	**(2,192,772)**	**(4,241,823)**	**107,116,184**	**93,486,846**

	Turkcell Turkiye 2022	Turkcell Turkiye 2021	Turkcell International 2022	Turkcell International 2021	Techfin 2022	Techfin 2021	Other 2022	Other 2021	Intersegment Eliminations 2022	Intersegment Eliminations 2021	Consolidated 2022	Consolidated 2021
Telecommunication services	73,395,928	85,301,533	2,276,114	2,101,368	-	-	-	-	(171,130)	(210,861)	75,500,912	87,192,040
Equipment revenues	4,119,171	4,111,543	177,001	299,230	-	-	6,886,804	9,496,810	(38,758)	(164,771)	11,144,218	13,742,812
Revenue from financial services	-	-	-	-	3,545,379	3,550,776	-	-	(264,840)	(202,715)	3,280,539	3,348,061
Other	436,648	595,527	219,942	266,573	-	-	6,671,682	6,278,427	(3,767,095)	(2,823,796)	3,561,177	4,316,731
Total	**77,951,747**	**90,008,603**	**2,673,057**	**2,667,171**	**3,545,379**	**3,550,776**	**13,558,486**	**15,775,237**	**(4,241,823)**	**(3,402,143)**	**93,486,846**	**108,599,644**

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 2,023,862, TL 1,546,463 and TL 1,611,840, for the years ended 31 December 2023, 2022 and 2021, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

6. Revenue (continued)

31 December 2023	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	**86,033,365**	**2,285,955**	**-**	**-**	**(200,732)**	**88,118,588**
At a point in time	*1,456,376*	*66,933*	-	-	*(105)*	*1,523,204*
Over time	*84,576,989*	*2,219,022*	-	-	*(200,627)*	*86,595,384*
Equipment Related	**4,981,916**	**183,095**	**-**	**6,315,781**	**(86,055)**	**11,394,737**
At a point in time	*4,468,575*	*183,095*	-	*6,315,781*	*(86,055)*	*10,881,396*
Over time	*513,341*	-	-	-	-	*513,341*
Revenue from financial operations	**-**	**-**	**4,568,674**	**-**	**(415,271)**	**4,153,403**
At a point in time	-	-	*2,224,526*	-	*(376,108)*	*1,848,418*
Over time	-	-	*2,344,148*	-	*(39,163)*	*2,304,985*
Call Center	**-**	**-**	**-**	**-**	**-**	**-**
At a point in time	-	-	-	-	-	-
Over time		-	-	-	-	-
Other	**937,562**	**156,636**	**-**	**3,845,972**	**(1,490,714)**	**3,449,456**
At a point in time	*376*	*31,177*	-	*116,102*	*(52)*	*147,603*
Over time	*937,186*	*125,459*	-	*3,729,870*	*(1,490,662)*	*3,301,853*
Total	**91,952,843**	**2,625,686**	**4,568,674**	**10,161,753**	**(2,192,772)**	**107,116,184**
At a point in time	*5,925,327*	*281,205*	*2,224,526*	*6,431,883*	*(462,320)*	*14,400,621*
Over time	*86,027,516*	*2,344,481*	*2,344,148*	*3,729,870*	*(1,730,452)*	*92,715,563*

31 December 2022	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	**73,395,928**	**2,276,114**	**-**	**-**	**(171,130)**	**75,500,912**
At a point in time	*631,113*	*78,495*	-	-	*(229)*	*709,379*
Over time	*72,764,815*	*2,197,619*	-	-	*(170,901)*	*74,791,533*
Equipment Related	**4,119,171**	**177,001**	**-**	**6,886,804**	**(38,758)**	**11,144,218**
At a point in time	*3,677,042*	*177,001*	-	*6,886,804*	*(38,758)*	*10,702,089*
Over time	*442,129*	-	-	-	-	*442,129*
Revenue from financial operations	**-**	**-**	**3,545,379**	**-**	**(264,840)**	**3,280,539**
At a point in time	-	-	*1,621,746*	-	*(264,832)*	*1,356,914*
Over time	-	-	*1,923,633*	-	*(8)*	*1,923,625*
Call Center	**-**	**-**	**-**	**-**	**-**	**-**
At a point in time	-	-	-	-	-	-
Over time			-			-
Other	**436,648**	**219,942**	**-**	**6,671,682**	**(3,767,095)**	**3,561,177**
At a point in time	*11,844*	*6,718*	-	*66,890*	*(9,103)*	*76,349*
Over time	*424,804*	*213,224*	-	*6,604,792*	*(3,757,992)*	*3,484,828*
Total	**77,951,747**	**2,673,057**	**3,545,379**	**13,558,486**	**(4,241,823)**	**93,486,846**
At a point in time	*4,319,999*	*262,214*	*1,621,746*	*6,953,694*	*(312,922)*	*12,844,731*
Over time	*73,631,748*	*2,410,843*	*1,923,633*	*6,604,792*	*(3,928,901)*	*80,642,115*

31 December 2021	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	**85,301,533**	**2,101,368**	**-**	**-**	**(210,861)**	**87,192,040**
At a point in time	*863,151*	*70,605*	-	-	*(3)*	*933,753*
Over time	*84,438,382*	*2,030,763*	-	-	*(210,858)*	*86,258,287*
Equipment Related	**4,111,543**	**299,230**	**-**	**9,496,810**	**(164,771)**	**13,742,812**
At a point in time	*3,332,725*	*299,230*	-	*9,496,810*	*(164,771)*	*12,963,994*
Over time	*778,818*	-	-	-	-	*778,818*
Revenue from financial operations	**-**	**-**	**3,550,776**	**-**	**(202,715)**	**3,348,061**
At a point in time	-	-	*1,389,624*	-	*(202,715)*	*1,186,909*
Over time	-	-	*2,161,152*	-	-	*2,161,152*
Call Center	**-**	**-**	**-**	**-**	**-**	**-**
At a point in time	-	-	-	-	-	-
Over time	-		-			-
Other	**595,527**	**266,573**	**-**	**6,278,427**	**(2,823,796)**	**4,316,731**
At a point in time	*18,547*	*950*	-	*151,371*	*(9,939)*	*160,929*
Over time	*576,980*	*265,623*	-	*6,127,056*	*(2,813,857)*	*4,155,802*
Total	**90,008,603**	**2,667,171**	**3,550,776**	**15,775,237**	**(3,402,143)**	**108,599,644**
At a point in time	*4,214,423*	*370,785*	*1,389,624*	*9,648,181*	*(377,428)*	*15,245,585*
Over time	*85,794,180*	*2,296,386*	*2,161,152*	*6,127,056*	*(3,024,715)*	*93,354,059*

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

7. Other income and expense

Recognized in the statement of profit or loss:

	31 December 2023	31 December 2022	31 December 2021
Depositary reimbursement	108,861	104,532	139,732
Insurance compensation	273,843	-	-
Income from equipment donations	205,045	-	-
Rent income	26,507	38,740	37,350
Non-interest income from banks	891	17,194	28,062
Other	267,633	188,145	151,260
Other income	**882,782**	**348,611**	**356,404**
Revaluation tax expense (*)	-	(415,341)	-
Donation expenses	(3,919,569)	(267,861)	(278,463)
Litigation expenses	(738,697)	(156,018)	(1,124,058)
Loss on modification of lease contract	(143,842)	(172,408)	(147,959)
Loss on sale of fixed assets	(15,981)	(35,502)	98,440
Restructuring cost	(462,741)	(12,116)	-
Other	(367,506)	(347,730)	(558,084)
Other expense	**(5,648,334)**	**(1,406,976)**	**(2,010,123)**

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets in the statutory books.

8. Employee benefit expenses

	31 December 2023	31 December 2022	31 December 2021
Wages and salaries (*)	13,836,698	9,691,385	10,477,300
Defined benefit plans (**)	306,677	138,841	163,294
Defined contribution plans	75,500	105,964	109,411
	14,218,875	**9,936,190**	**10,750,005**

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of defined benefit plans for the years ended 31 December 2023, 2022 and 2021 amounting to TL 149,757, TL 1,824,873 and TL 541,628 respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

9. **Finance income and costs**

Recognized in the statement of profit or loss:

	31 December 2023	31 December 2022	31 December 2021
Interest income	3,118,511	2,126,478	2,211,740
Income from financial assetes carried at fair value	4,604,960	1,738,728	-
Cash flow hedges – reclassified to profit or loss	3,287,562	-	5,831,713
Net fair value gains on derivative financial instruments and interest	1,144,406	-	3,361,847
Other	508,243	92,478	122,696
Finance income	**12,663,682**	**3,957,684**	**11,527,996**
Net foreign exchange losses	(14,016,423)	(7,155,055)	(18,399,847)
Net interest expenses for financial assets and liabilities measured at amortized cost	(5,837,283)	(4,269,930)	(2,817,322)
Net fair value losses on derivative financial instruments and interest	-	(6,580,717)	-
Cash flow hedges – reclassified to profit or loss	-	6,253,679	-
Other	(77,911)	(197,133)	(90,866)
Finance costs	**(19,931,617)**	**(11,949,156)**	**(21,308,035)**
Monetary gain (loss)	3,816,872	7,767,102	4,804,527
Net finance costs	**(3,451,063)**	**(224,370)**	**(4,975,512)**

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets measured at amortized cost are shown as netted of on consolidated statement of profit or loss. The Company has gross interest income and expense on financial assets at amortized cost amounting to TL 773,611, TL (6,610,894), TL 1,224,264, TL (5,494,195), and TL 1,294,283, TL (4,111,605) for the years ended 31 December 2023, 2022 and 2021, respectively.

Foreign exchange gains and losses are shown as netted of on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 21,087,243, TL (35,103,667), TL 15,782,024, TL (22,937,079) and TL 28,279,084, TL (46,678,932) for the years ended 31 December 2023, 2022 and 2021, respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10. **Income tax expense**

	31 December 2023	31 December 2022	31 December 2021
Current income tax expense	(683,059)	(864,540)	(1,931,842)
Deferred income tax income	5,358,950	3,649,805	1,031,503
Total income tax income/ (expense)	**4,675,891**	**2,785,265**	**(900,339)**

Income tax relating to each component of other comprehensive income

31 December 2023	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	2,860,231	(491,059)	2,369,172
Change in cash flow hedge reserve	1,573,196	25,502	1,598,698
Change in cost of hedging reserve	(389,364)	274,034	(115,330)
Fair value reserve	149,602	(5,514)	144,088
Hedges of net investments in foreign operations	(2,342,679)	1,181,457	(1,161,222)
Remeasurements of defined benefit plans	(149,757)	152,178	2,421
	1,701,229	**1,136,598**	**2,837,827**

31 December 2022	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	(748,669)	(887,185)	(1,635,854)
Change in cash flow hedge reserve	2,286,823	(89,836)	2,196,987
Change in cost of hedging reserve	(2,170,669)	434,134	(1,736,535)
Fair value reserve	(121,999)	35,988	(86,011)
Hedges of net investments in foreign operations	(520,930)	440,135	(80,795)
Remeasurements of defined benefit plans	(1,824,873)	363,876	(1,460,997)
	(3,100,317)	**297,112**	**(2,803,205)**

31 December 2021	Before tax	Tax (expense) / benefit	Net of tax
Foreign currency translation differences	7,164,377	(2,330,871)	4,833,506
Change in cash flow hedge reserve	987,969	(86,967)	901,002
Change in cost of hedging reserve	(3,879,104)	775,821	(3,103,283)
Fair value reserve	(192,475)	38,164	(154,311)
Hedges of net investments in foreign operations	(3,886,535)	843,616	(3,042,919)
Remeasurements of defined benefit plans	(541,628)	108,418	(433,210)
	(347,396)	**(651,819)**	**(999,215)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.   **Income tax expense (continued)**

Reconciliation of income tax expense

	31 December 2023	31 December 2022	31 December 2021
Profit from continuing operations before income tax expense	5,886,681	3,251,221	7,317,237
Profit before income tax expense	**5,886,681**	**3,251,221**	**7,317,237**
Tax at the Turkiye's tax rate	(1,471,670)	(747,781)	(1,829,309)
Difference in overseas tax rates	156,824	146,513	(10,798)
Effect of exemptions (*)	1,973,510	1,242,440	595,597
Effect of permanent differences	(618,073)	(438,771)	(1,327,320)
Change in unrecognized deferred tax assets	308,452	(333,765)	(17,970)
Adjustments for current tax of prior years	83,383	15,957	(13,845)
Effect of increase in corporate tax rate in Turkiye	2,723,722	388,104	709,471
Tax effect of investment in associate and joint venture	(324,593)	(78,213)	(28,729)
Tax effect of Law No. 7440 (**)	(282,582)	-	-
Inflation adjustments	2,123,280	2,593,980	1,016,811
Other	3,638	(3,199)	5,753
Total income tax expense	**4,675,891**	**2,785,265**	**(900,339)**

(*) Effect of exemptions mainly consist of R&D discounts.
(**) In accordance with the Law No. 7440 on the "Restructuring of Certain Receivables and Amending Certain Laws" published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

10.   **Income tax expense (continued)**

An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023.

With the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, the corporate tax rate has been permanently increased to %23, and this change was valid between 1 July 2022 and year end.

In accordance with the "General Communiqué on Tax Procedure Law No: 555" published in the Official Gazette dated 30 December 2023 and numbered 32415 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the financial statements of the entities operating in Turkey for the 2023 accounting period are subject to inflation adjustment. The inflation adjusted financial statements will constitute an opening balance sheet base in the tax returns to be prepared as of 1 January 2024 and opening inflation effects will not be taken into consideration in the calculation of the period tax for 2023.

The tax effects arising from the inflation adjustment calculated as per Tax Procedural Law has been included in the deferred tax calculation as of 31 December 2023 and a net deferred tax asset at the amount of TL 13,726,600 has been recognized as of 31 December 2023.

In Turkiye, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of "disguised profit distribution via transfer pricing". The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made

these expenditures exclusively for new technology and information researches.
Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 10% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty. On the other hand, dividend payments made to Turkish resident companies are not subject to withholding tax. Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

The earnings arising from the sale of founding shares, redeemed shares and priority rights, which the institutions have for at least two full years in their assets are exempted from corporate tax for 75%. The earnings arising from the sale of immovables, which the institutions have for at least two full years in their assets are exempted from corporate tax for 50%. The exempted earnings are transferred to another account in any way other than being added to the capital within five years or withdrawn from the business or taxes not accrued on time due to the exception applied for the part transferred to the head office by limited taxpayer institutions are considered to be lost. The sales must be collected until the end of the second calendar year following the sale.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

11.   **Expenses by nature**

Breakdown of expenses by nature for the years ended 31 December 2023, 2022 and 2021 is as follows:

Cost of revenue:

	31 December 2023	31 December 2022	31 December 2021
Depreciation and amortization (*)	(31,298,993)	(32,595,996)	(31,188,016)
Cost of goods sold	(10,695,191)	(10,782,150)	(13,965,878)
Share of Turkish Treasury	(9,290,270)	(7,790,546)	(9,322,838)
Employee benefit expenses	(8,447,593)	(6,005,316)	(6,613,847)
Interconnection and termination expenses	(3,955,527)	(5,191,849)	(7,236,584)
Energy expenses	(3,676,829)	(4,654,112)	(3,001,766)
Radio expenses	(1,368,805)	(924,245)	(67,103)
Frequency expenses	(3,424,766)	(2,855,179)	(3,417,467)
Transmission expenses	(1,465,349)	(1,535,063)	(1,659,329)
Roaming expenses	(1,134,820)	(1,097,382)	(1,023,156)
Universal service fund	(1,242,404)	(1,085,290)	(1,283,039)
Cost of revenue from financial services (**)	(1,850,910)	(1,065,549)	(732,206)
Internet expenses	(1,186,248)	(1,252,704)	(1,140,267)
Other	(5,380,330)	(4,845,548)	(5,486,571)
	(84,418,035)	**(81,680,929)**	**(86,138,067)**

(*) As at 31 December 2023, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 326,869 (31 December 2022: TL 254,701 and 31 December 2021: TL 270,680).

(**) As at 31 December 2023, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 186,363 (31 December 2022: TL 132,286 and 31 December 2021: TL 103,546).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

11.   **Expense by nature (continued)**

Selling and marketing expenses:

	31 December 2023	31 December 2022	31 December 2021
Employee benefit expenses	(3,139,523)	(2,109,509)	(2,282,240)
Marketing expenses	(1,969,736)	(1,799,885)	(2,164,820)
Selling expenses	(306,716)	(363,264)	(444,519)
Other	(266,371)	(320,135)	(309,455)
	(5,682,346)	**(4,592,793)**	**(5,201,034)**

Administrative expenses:

	31 December 2023	31 December 2022	31 December 2021
Employee benefit expenses	(2,445,396)	(1,689,078)	(1,750,372)
Consultancy expenses	(206,083)	(227,975)	(286,278)
Service expenses	(157,661)	(137,727)	(127,040)
Maintenance and repair expenses	(71,752)	(87,404)	(88,217)
Collection expenses	(128,861)	(90,042)	(123,873)
Travel and entertainment expenses	(83,402)	(62,856)	(50,361)
Utility expenses	(8,006)	(39,407)	(23,611)
Other	(328,357)	(244,922)	(208,591)
	(3,429,518)	**(2,579,411)**	**(2,658,343)**

Net impairment losses on financial and contract assets:

	31 December 2023	31 December 2022	31 December 2021
Net impairment losses on financial and contract assets	(1,008,164)	(621,978)	(847,035)
	(1,008,164)	**(621,978)**	**(847,035)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

12. Property, plant and equipment

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Assets held for sale	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2023
Network infrastructure (All operational)	188,873,033	5,407,763	(2,745,510)	7,440,574	(14,934,868)	-	-	(2,210,749)	181,830,243
Land and buildings	10,002,000	1,505,727	(22,560)	52,430	(99,423)	-	141,411	(113,337)	11,466,248
Equipment, fixtures and fittings	11,305,347	1,173,745	(178,394)	322,061	(172,585)	-	-	(480,268)	11,969,906
Motor vehicles	173,393	30,696	(8,342)	204	(2,474)	-	-	(5,021)	188,456
Leasehold improvements	3,741,428	70,672	(546)	(3)	(25,188)	-	-	(2,133)	3,784,230
Electricity production power plant	339,138	-	-	-	-	-	-	-	339,138
Construction in progress	3,820,328	7,215,635	(92,076)	(8,338,415)	(366,813)	874	-	198,860	2,438,393
Total	**218,254,667**	**15,404,238**	**(3,047,428)**	**(523,149)**	**(15,601,351)**	**874**	**141,411**	**(2,612,648)**	**212,016,614**
Accumulated depreciation									
Network infrastructure (All operational)	130,110,166	9,081,063	(2,719,073)	-	(9,582,040)	(23,686)	-	(87,384)	126,779,046
Land and buildings	1,981,910	678,931	(8,244)	-	(70,158)	(219)	113,520	163,255	2,858,995
Equipment, fixtures and fittings	11,097,747	2,117,619	(127,038)	-	(126,994)	(14)	-	(825,232)	12,136,088
Motor vehicles	161,429	31,412	(7,915)	-	(2,057)	-	-	(4,811)	178,058
Leasehold improvements	3,384,838	36,514	-	-	(22,211)	-	-	(1,471)	3,397,670
Electricity production power plant	24,181	17,093	-	-	-	-	-	(24,763)	16,511
Total	**146,760,271**	**11,962,632**	**(2,862,270)**	**-**	**(9,803,460)**	**(23,919)**	**113,520**	**(780,406)**	**145,366,368**
Net book value	**71,494,396**	**3,441,606**	**(185,158)**	**(523,149)**	**(5,797,891)**	**24,793**	**27,891**	**(1,832,242)**	**66,650,246**

Depreciation expenses for the years ended 31 December 2023, 2022 amounting to TL 11,937,839, TL 15,305,789 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the year ended 31 December 2023 are TL 24,793 and are recognized under depreciation expenses (31 December 2022: TL 305,900)

12. Property, plant and equipment (continued)

Cost	Balance at 1 January 2022	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Transfer to investment property	Effects of movements in exchange rates	Balance at 31 December 2022
Network infrastructure (All operational)	188,204,239	6,055,634	(3,210,322)	7,011,308	-	-	(9,187,826)	188,873,033
Land and buildings	10,729,703	554,894	(3,045)	3,490	-	(849,429)	(433,613)	10,002,000
Equipment, fixtures and fittings	10,962,783	1,178,734	(510,040)	115,030	-	-	(441,160)	11,305,347
Motor vehicles	182,643	-	(2,150)	938	-	-	(8,038)	173,393
Leasehold improvements	3,749,640	48,300	(37,712)	1,064	-	-	(19,864)	3,741,428
Electricity production power plant (Note 3)	342,283	-	-	-	-	-	(3,145)	339,138
Construction in progress	3,421,878	7,775,969	(60,327)	(7,131,830)	11,621	-	(196,983)	3,820,328
Total	**217,593,169**	**15,613,531**	**(3,823,596)**	**-**	**11,621**	**(849,429)**	**(10,290,629)**	**218,254,667**
Accumulated depreciation								
Network infrastructure (All operational)	124,789,832	12,829,570	(2,317,913)	-	303,986	-	(5,495,309)	130,110,166
Land and buildings	2,543,152	381,603	-	-	348	(731,185)	(212,008)	1,981,910
Equipment, fixtures and fittings	10,429,522	1,729,653	(372,532)	-	13,146	-	(702,042)	11,097,747
Motor vehicles	159,896	11,534	(2,154)	-	-	-	(7,847)	161,429
Leasehold improvements	3,405,584	30,302	(36,420)	-	41	-	(14,669)	3,384,838
Electricity production power plant (Note 3)	6,394	17,227	-	-	-	-	560	24,181
Total	**141,334,380**	**14,999,889**	**(2,729,019)**	**-**	**317,521**	**(731,185)**	**(6,431,315)**	**146,760,271**
Net book value	**76,258,789**	**613,642**	**(1,094,577)**	**-**	**(305,900)**	**(118,244)**	**(3,859,314)**	**71,494,396**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13. Intangible assets

Cost	Balance at 1 January 2023	Additions	Disposals	Transfers	Asset held for Sale	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2023
Telecommunication licenses	70,152,194	3,613,018	(59,797)	181,814	(5,149,479)	-	(430,834)	68,306,916
Computer software	95,767,623	7,908,723	(173,279)	453,280	(1,359,776)	-	1,087,039	103,683,610
Transmission line software	1,030,729	972	(3,688)	-	-	-	25,231	1,053,244
Indefeasible right of usage	1,012,694	2,943	-	-	-	-	-	1,015,637
Brand name	11,292	53	(49)	188	(614)	-	(102)	10,768
Customer base	48,967	-	-	-	-	-	(9,872)	39,095
Goodwill	419,754	-	-	-	-	(7,176)	(4,649)	407,929
Subscriber acquisition cost	34,103,021	5,031,195	(125,098)	-	(575,070)	-	84,049	38,518,097
Electricity production license	709,869	-	-	-	-	-	(41,875)	667,994
Others	1,118,057	164,935	10,333	(23,060)	(161)	-	(11,527)	1,258,577
Construction in progress	75,914	371,418	(144,140)	(89,073)	(869)	-	37,781	251,031
Total	**204,450,114**	**17,093,257**	**(495,718)**	**523,149**	**(7,085,969)**	**(7,176)**	**735,241**	**215,212,898**
Accumulated amortization								
Telecommunication licenses	47,255,448	4,275,416	(4,766)	-	(3,194,034)	3	(244,068)	48,087,999
Computer software	72,926,450	6,425,747	(135,165)	-	(135,290)	15,716	980,719	80,078,177
Transmission line software	1,015,248	26,303	(3,688)	-	9,931	-	5,381	1,053,175
Indefeasible right of usage	579,827	63,302	-	-	(501)	-	(454)	642,174
Brand name	16,512	65	(21)	-	(7,380)	-	(6,401)	2,775
Customer base	35,051	2,005	-	-	(9,596)	-	(8,714)	18,746
Subscriber acquisition cost	20,368,047	6,382,401	(125,098)	-	(387,076)	-	(267,239)	25,971,035
Electricity production license	9,938	30,167	-	-	(52,694)	-	12,338	(251)
Others	744,858	130,809	(821)	-	(9,524)	477	(18,128)	847,671
Total	**142,951,379**	**17,336,215**	**(269,559)**	**-**	**(3,786,164)**	**16,196**	**453,434**	**156,701,501**
Net book value	**61,498,735**	**(242,958)**	**(226,159)**	**523,149**	**(3,299,805)**	**(23,372)**	**281,807**	**58,511,397**

13. Intangible assets (continued)

Cost	Balance at 1 January 2022	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2022
Telecommunication licenses	73,385,234	1,664	(57,933)	1,504	-	(3,178,275)	70,152,194
Computer software	89,532,740	5,779,710	(280,355)	340,680	-	394,848	95,767,623
Transmission line software	988,369	1,112	-	-	-	41,248	1,030,729
Indefeasible right of usage	1,012,694	-	-	-	-	-	1,012,694
Brand name	13,996	611	(545)	124	-	(2,894)	11,292
Customer base	65,107	-	-	-	-	(16,140)	48,967
Goodwill	427,353	-	-	-	-	(7,599)	419,754
Subscriber acquisition cost	29,629,666	4,875,036	(111,624)	-	-	(290,057)	34,103,021
Electricity production license (Note 3)	778,332	-	-	-	-	(68,463)	709,869
Others	935,930	200,535	(733)	3	-	(17,678)	1,118,057
Construction in progress	127,424	294,093	(590)	(342,311)	-	(2,702)	75,914
Total	**196,896,845**	**11,152,761**	**(451,780)**	**-**	**-**	**(3,147,712)**	**204,450,114**
Accumulated amortization							
Telecommunication licenses	44,068,178	4,523,381	(3,162)	-	506	(1,333,455)	47,255,448
Computer software	66,868,545	5,737,378	(272,867)	-	101,269	492,125	72,926,450
Transmission line software	1,001,840	31,887	-	-	(16,604)	(1,875)	1,015,248
Indefeasible right of usage	522,256	58,315	-	-	-	(744)	579,827
Brand name	27,544	117	(394)	-	-	(10,755)	16,512
Customer base	49,300	-	-	-	-	(14,249)	35,051
Subscriber acquisition cost	15,840,829	5,010,502	(111,624)	-	-	(371,660)	20,368,047
Electricity production license (Note 3)	9,154	-	-	-	-	784	9,938
Others	591,074	156,050	(733)	-	545	(2,078)	744,858
Total	**128,978,720**	**15,517,630**	**(388,780)**	**-**	**85,716**	**(1,241,907)**	**142,951,379**
Net book value	**67,918,125**	**(4,364,869)**	**(63,000)**	**-**	**(85,716)**	**(1,905,805)**	**61,498,735**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

13.   **Intangible assets (continued)**

Amortization expenses for the years ended 31 December 2023 and 2022 amounting to TL 17,352,411, TL 15,603,346, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets for the years ended 31 December 2023, 2022 and 2021 are TL 23,372, TL 85,716 and none, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 1,316,201 for the year ended 31 December 2023 (31 December 2022: TL 900,089). Research and development expenses for the years ended 31 December 2023, 2022 amounting to TL 132,635 and TL 129,078, respectively are recognized in cost of revenue.

Turkcell

The carrying amounts of 2G, 3G and 4.5G licenses are TL 3,221,124, TL 2,268,481 and TL 14,195,189, respectively (31 December 2022: TL 174,274, TL 2,722,179 and TL 17,038,518, respectively).

14.   **Impairment of non-financial assets**

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset's recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit ("CGU") to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2023, no indication of impairment was found in any CGU of the Group and no impairment test was performed. As of 31 December 2022, due to ongoing war in Ukraine, impairment test of Lifecell's tangible and intangible assets was performed using the assumption that Lifecell was the CGU. As of 31 December 2022, the recoverable amount of Lifecell is determined based on fair value less cost of disposal calculations. As the recoverable amount of CGU was higher than its carrying amount, no impairment charge was recognized.

Sensitivity analysis was performed on the change in weighted average cost of capital (WACC) by +0.5%/-0.5%. Besides, considering of the potential effect of Ukraine-Russia war on Lifecell's business plans, sensitivity analysis was performed on the change in subscribers, average revenue per user (ARPU) and EBITDA margin by 1.0%-5.0%. No material sensitivity has been noted.

As of 31 December 2022, the assumptions used in recoverable amount calculations of Lifecell were:

Impairment test was performed based on Lifecell's business plans covering a six-year period. A post-tax WACC rate of 37.7% - 39.0% for the period from 2023 to 2028, and a terminal growth rate of 5.0% were used.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

15.   **Investment properties**

	31 December 2023	31 December 2022
Cost		
Opening balance	1,329,958	737,031
Disposal	-	(256,502)
Transfer from property, plant and equipment	(141,411)	849,429
Closing balance	**1,188,547**	**1,329,958**
Accumulated depreciation		
Opening balance	1,150,873	555,938
Transfer from property, plant and equipment	(113,520)	731,185
Depreciation and impairment charges during the year	8,829	34,428
Disposal	-	(170,678)
Closing balance	**1,046,182**	**1,150,873**
Net book value	**142,365**	**179,085**

Depreciation expenses amounting 8.829 TL for the year ended 31 December 2023 (31 December 2022: 34,428) TL) are recognized under cost of revenue.

Determination of the fair values of the Group's investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Turkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and market approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2023 is TL 24,066 (31 December 2022: TL 24,205). There are no direct operating expenses for investment properties during the year ended 31 December 2023 (31 December 2022: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

15.   Investment properties (continued)

The Group's investment properties and their fair values at 31 December 2023 and 2022 are as follows:

31 December 2023	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	164,000	Discounted cash flow
Investment properties in Ankara	-	96,700	-	Market approach
Investment properties in Adana	-	24,500	-	Market approach
Investment properties in Aydın	-	16,000	-	Market approach
Total	**-**	**137,200**	**164,000**	

31 December 2022	Level 1	Level 2	Level 3	Valuation Method
Investment properties in Gebze free zone	-	-	162,895	Discounted cash flow
Investment properties in Ankara	-	96,392	-	Market approach
Investment properties in Adana	-	21,420	-	Market approach
Investment properties in Istanbul	-	10,710	-	Market approach
Investment properties in Aydın	-	14,253	-	Market approach
Total	**-**	**142,775**	**162,895**	

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the "income capitalization" approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the "market approach", a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

16.   Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2023 and 31 December 2022 and depreciation and amortization expenses for the years ended 31 December 2023 and 31 December 2022 are as follows:

			Tangible					Intangible		
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2023	4,642,828	1,141,005	226,757	300,524	336,252	6,647,366	360,474	1,046,465	1,406,939	8,054,305
Depreciation and amortization charge for the year	(2,132,213)	(314,369)	(1,007,606)	(178,464)	(277,450)	(3,910,102)	(79,859)	(169,508)	(249,367)	(4,159,469)
Balance at 31 December 2023	**3,865,774**	**1,273,779**	**205,097**	**144,619**	**224,488**	**5,713,757**	**421,586**	**749**	**422,335**	**6,136,092**

			Tangible					Intangible		
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2022	5,545,497	1,150,710	907,565	499,852	378,787	8,482,411	167,881	1,709,644	1,877,525	10,359,936
Depreciation and amortization charge for the year	(2,487,303)	(276,268)	(1,081,663)	(187,731)	(327,661)	(4,360,626)	(86,992)	(195,442)	(282,434)	(4,643,060)
Balance at 31 December 2022	**4,642,828**	**1,141,005**	**226,757**	**300,524**	**336,252**	**6,647,366**	**360,474**	**1,046,465**	**1,406,939**	**8,054,305**

As at 31 December 2023, the Company has additions to right-of-use assets amounting to TL 3,990,614 (31 December 2022: TL 3,814,556) and interest expense on lease liabilities amounting to TL 831,599 (31 December 2022: TL 911,081). Depreciation and amortization expenses amounting to TL 4,159,469 (31 December 2022: TL 4,643,060) are recognized in cost of revenues. As at 31 December 2023, a right of use assets amounting to 1,327,438 TL has been classified as assets held for sale. (Note 41)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

17. **Other assets**

Other non-current assets	31 December 2023	31 December 2022
Advances given for property, plant and equipment	3,377,893	4,166,670
Deposits and guarantees given	599,170	616,999
Prepaid expenses	373,192	441,306
VAT receivable	80,015	83,484
Others	154	59,711
	4,430,424	5,368,170

Other current assets	31 December 2023	31 December 2022
VAT receivable	1,230,366	964,020
Prepaid expenses	1,070,710	753,825
Prepaid taxes	393,101	736,357
Blocked deposits	784,789	267,909
Receivables from the Ministry of Transport and Infrastructure of Turkiye	75,895	226,948
Advances given to suppliers	100,233	185,518
Receivables from tax office	116,912	3,137
Others	103,767	52,928
	3,875,773	3,190,642

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

18. **Deferred tax assets and liabilities**

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2023 and 2022 are attributable to the following:

	Assets		Liabilities		Net	
	2023	2022	2023	2022	2023	2022
Property, plant and equipment and intangible assets	1,352,654	1,081,120	(7,085,009)	(12,513,875)	(5,732,355)	(11,432,755)
Derivative instruments	38,805	49,808	(617,192)	(902,064)	(578,387)	(852,256)
Reserve for defined benefit plans and provisions	1,413,779	750,939	(29,350)	(12,763)	1,384,429	738,176
Tax losses carried forward	1,638,003	3,812,018	-	-	1,638,003	3,812,018
Tax allowances	577,944	159,793	-	(1,089)	577,944	158,704
Other assets and liabilities (*)	1,718,830	1,713,733	(165,879)	(396,290)	1,552,951	1,317,443
Deferred tax assets/(liabilities)	**6,740,015**	**7,567,411**	**(7,897,430)**	**(13,826,081)**	**(1,157,415)**	**(6,258,670)**
Offsetting	(5,611,266)	(4,834,998)	5,611,266	4,834,998	-	-
Net deferred tax assets/(liabilities)	**1,128,749**	**2,732,413**	**(2,286,164)**	**(8,991,083)**	**(1,157,415)**	**(6,258,670)**

(*) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities' deferred tax effects.

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2023 and 2022 were as follows:

	2023	2022
Opening balance, net	**(6,258,670)**	**(9,005,440)**
Income statement charge	5,358,950	3.649.805
Tax charge relating to components of other comprehensive income	1,136,598	297,112
Transferred to assets held for sale (Note 41)	(1,315,876)	-
Exchange differences	(78,417)	(1.200.147)
Closing balance, net	**(1,157,415)**	**(6,258,670)**

The Group did not recognize deferred income tax assets of TL 8,533,187 (31 December 2022: TL 11,979,388) in respect of tax losses amounting to TL 1,815,562 (31 December 2022: TL 2,304,900) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	Amount
2024	1,120,896
2025	3,893,414
2026	153,032
2027	2,181,097
2028	595,424
2030	247,881
2031	308,009
Indefinite	33,434
Total	**8,533,187**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

19. **Trade receivables**

	31 December 2023	31 December 2022
Receivables from subscribers	6,950,428	6,422,491
Undue assigned contracted receivables	624,799	856,167
Accounts and notes receivable	3,350,418	3,703,559
	10,925,645	**10,982,217**

Trade receivables are shown net of provision for impairment amounting to TL 557,641 as at 31 December 2023 (31 December 2022: TL 1,021,775). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group's exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 1,027,834 and TL 729,153 at 31 December 2023 and 2022, respectively.

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in instalments. When the monthly instalment is billed to the subscriber, that portion is transferred to "Receivables from subscribers". The Company measures the undue assigned contracted receivables at amortized cost, bears the credit risk and recognizes interest income throughout the contract period.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 233,429 (31 December 2022: TL 327,285) is presented under non-current trade receivable amounted to TL 325,862 (31 December 2022: TL 492,274).

20. **Receivables from financial services**

	31 December 2023	31 December 2022
Non-current receivables from financial services	593,550	469,830
Current receivables from financial services	5,842,112	5,399,259
	6,435,662	**5,869,089**

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

The Group and its distributors have offered handset campaigns where subscribers can buy handsets using loans placed by Turkcell Finansman. The Group assumes credit risk in these transactions. Turkcell Finansman collects the loan from the subscriber during the contract period and the Group does not recognize handset revenue unless it is acting as principal in the handset sale.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

21. **Contract assets**

	31 December 2023	31 December 2022
Non-current contract assets	101,281	110,487
Current contract assets	3,191,739	3,112,465
	3,293,020	**3,222,952**

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group's right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22. **Inventories**

As of 31 December 2023, inventories amounting to TL 540,507 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2022: TL 494,988).

23. **Cash and cash equivalents**

	31 December 2023	31 December 2022
Cash in hand	335	591
Banks	50,025,071	42,823,111
- Demand deposits	*4,215,677*	*3,598,726*
- Time deposits	*45,809,394*	*33,120,932*
- Receivables from reverse repo	*-*	*6,103,453*
Impairment loss provision	(46,690)	(47,542)
	49,978,716	**42,776,160**

As of 31 December 2023, the average effective interest rates of TL, USD, EUR and RMB time deposits are 42,2%, 4,1%, 3,7% and 0,7% (31 December 2022: 22.8%, 2.4%, 2.6% and 0.3%) respectively.

As of 31 December 2023, average maturity of time deposits is 39 days (31 December 2022: 22 days).

As of 31 December 2023, there is no receivables from reverse repo. As of 31 December 2022, the effective interest rates of USD and EUR receivables from reverse repo are 3.0% and 2.8% respectively and average maturity of receivables from reverse repo is 23 days.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December 2023	31 December 2022
Cash and cash equivalents	49,978,716	42,776,160
Interest accrual of cash and cash equivalents	(171,284)	(33,956)
Asset held for sale	4,017,443	-
Total	**53,824,875**	**42,742,204**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.   Financial assets

The details of financial assets as of 31 December 2023 and 2022 are as follows:

	31 December 2023		31 December 2022	
	Non-current	Current	Non-current	Current
Amortized cost	-	-	-	1,233,597
- Time deposits with maturity of more than three months	-	-	-	*1,233,597*
Fair value through profit or loss	541,490	8,869,828	426,147	6,648,418
- Currency protected time deposits (**)	-	*8,869,828*	-	*6,648,418*
- Investment funds (***)	*541,490*	-	*426,147*	-
Fair value through other comprehensive income	106,023	-	3,049,667	-
- Listed debt securities (*)	*106,023*	-	*3,049,667*	-
	647,513	**8,869,828**	**3,475,814**	**7,882,015**

(*) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

(**) In order to prioritize the TL in deposit preferences of savers and to increase the share of TL in banks' balance sheets, the foreign currency protected deposit and participation account ("CPTD") scheme was introduced in December 2021 by Ministry of Treasury and Finance of Turkiye ("MoTF"). The CPTD scheme consists of TL accounts to be opened under the support of the MoTF and conversions from foreign currency (FX) deposits to TL accounts to be supported by the CBRT. Savings of TL depositors are hedged against the exchange rate risk with the CPTD scheme supported by the MoTF. The CBRT-supported scheme enables FX deposit account holders to switch to TL deposit accounts. Depositors switching to TL accounts from their foreign currency accounts under the support of the CBRT will be able to continue to hedge their savings against the exchange rate risk by using the MoTF supported scheme at the end of the maturity period. Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 190,356 and EUR 85,000 into "Currency Protected TL Time Deposit Accounts". Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

Fair Values

	31 December 2023	31 December 2022	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	106,023	3,049,667	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	82,311	32,925	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	8,869,828	6,648,418	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	459,179	393,222	Level 3	Pricing models based on discounted cash flow
	9,517,341	**10,124,232**		

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24.   Financial assets (continued)

As of 31 December 2023, and 2022, the notional and fair value amounts of listed debt securities are as follows:

	31 December 2023		
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	73,426	106,023	Indefinite
Total listed debt securities		**106,023**	

	31 December 2022		
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
EUR	24,000	777,764	16 February 2026
EUR	15,000	459,852	8 July 2027
EUR	5,000	164,732	11 April 2023
USD	3,700	120,802	31 March 2025
USD	21,000	644,610	14 July 2023
USD	18,000	508,090	25 March 2027
USD	5,000	161,123	13 November 2025
USD	3,000	92,001	25 January 2023
USD	1,000	30,549	10 August 2024
USD	50,000	90,144	Indefinite
Total listed debt securities		**3,049,667**	

As of 31 December 2023 and 2022, the notional and fair value amounts of currency protected time deposits are as follows:

	31 December 2023		
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	1,191,635	1,732,409	22 February 2024
TL	1,071,635	1,722,282	26 February 2024
TL	955,742	1,155,750	27 February 2024
TL	599,368	715,056	26 April 2024
TL	972,020	499,665	10 May 2024
TL	207,853	418,545	12 February 2024
TL	700,000	778,068	28 February 2024
TL	428,045	474,316	31 July 2024
TL	269,857	325,875	16 August 2024
TL	274,462	323,482	28 August 2024
TL	229,780	253,153	02 October 2024
TL	140,639	170,242	01 April 2024
TL	94,501	150,592	15 April 2024
TL	94,501	150,393	24 October 2024
Total currency protected time deposits		**8,869,828**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

24. Financial assets (continued)

31 December 2022			
Currency	**Notional amount (original currency)**	**Fair value (in TL)**	**Maturity**
TL	1,564,478	2,037,015	10 May 2023
TL	1,160,181	1,565,557	27 February 2023
TL	1,155,113	1,351,781	15 August 2023
TL	719,717	842,611	16 August 2023
TL	379,577	493,978	11 May 2023
TL	305,578	357,476	02 October 2023
Total currency protected time deposits		**6,648,418**	

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2023	31 December 2022	31 December 2021
Gains / (Losses) recognized in other comprehensive income			
Related to financial assets	149,602	(121,999)	(192,475)
Related to financial assets, tax effect	(5,514)	35,988	38,164
	144,088	**(86,011)**	**(154,309)**

25. Equity

Share capital

As at 31 December 2023, share capital represents 2,200,000,000 (31 December 2022: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2023		31 December 2022	
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total	**100**	**2,200,000**	**100**	**2,200,000**
Inflation adjustment to share capital		30,134,546		30,134,546
Inflation adjusted capital		**32,334,546**		**32,334,546**

As at 31 December 2023, total number of shares pledged as security is 995,509 (2022: 995,509).

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code ("TCC").

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

25. Equity (continued)

Legal reserves (continued)

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company's paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

During 2023, the Company purchased 1,000,000 of its shares on-market with prices ranging from full TL 33.46 to full TL 34.00. The buyback was approved by the Board of Directors on 27 July 2016 and 30 January 2017. Treasury shares are recognized by deducting from equity.

Dividends

Turkcell:

At the General Assembly held on 13 September 2023, it was decided to distribute gross TL (2,484,979) part of the distributable profit of the Company for the year ended 31 December 2022 to the shareholders on 20 December 2023 in cash, as 1.0272 gross for each share with a nominal value of 1 TL. The amount was paid to the shareholders on the relevant date (31 December 2022: TL (2,391,534)).

26. Earnings per share

	2023	2022	2021
Numerator:			
Profit attributable to owners of the Company	12,553,996	6,880,436	7,135,436
Denominator:			
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	**5.75**	**3.15**	**3.27**
Numerator:			
Profit from continuing operations attributable to owners of the Company	10,584,322	6,038,066	6,416,709
Denominator:			
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	**4.85**	**2.77**	**2.94**

	2023	2022	2021
Numerator:			
Profit attributable to owners of the Company	1,969,674	842,370	718,727
Denominator:			
Weighted average number of shares (*)	2,183,106,193	2,183,106,193	2,183,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	**0.90**	**0.39**	**0.33**

(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

27.   Other non-current liabilities

	31 December 2023	31 December 2022
Liabilities to BeST investment agreement (*)	1,027,057	1,093,001
Consideration payable in relation to the acquisition of Boyut Enerji	-	5,396
Deferred revenue	86,411	8,194
	1,113,468	**1,106,591**

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 2,943,820 as of 31 December 2023) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027- 2032.

28.   Loans and borrowings

	31 December 2023	31 December 2022
Long-term borrowings		
Unsecured bank loans	25,494,990	25,793,259
Secured bank loans	3,950,491	3,775,341
Lease liabilities	1,655,783	3,595,270
Debt securities issued	26,845,384	28,021,429
	57,946,648	**61,185,299**
Short-term borrowings		
Unsecured bank loans	19,569,422	21,207,113
Secured bank loans	773,762	1,393,368
Lease liabilities	771,805	1,438,923
Debt securities issued	5,022,572	3,512,682
	26,137,561	**27,552,086**

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Export kredit under the Swedish Export Credit Organization ("EKN") insurance on 18 December 2020. Under this agreement as of 31 December 2023, the Company has used loans of USD 4,819, USD 25,889 and USD 9,110 on 24 February 2023, 22 May 2023, and 7 September 2023, respectively, at a fixed annual interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020, and extended on 7 August 2023. As of 31 December 2023, under this agreement, the Company has used EUR 28,900, EUR 36,603, EUR 26,854, and EUR 40,675 loans on 8 February 2023, 29 May 2023, 21 June 2023, 6 September 2023, 25 October 2023, 28 November 2023, and 27 December 2023, respectively, with an interest rate of 6M Euribor+2.29%, and CNY 42,073, CNY 47,600, and CNY 36,000 loans on 6 September 2023, 25 October 2023, and 28 November 2023, respectively, with an annual interest rate of 5.15%.

Under CMB approval taken by The Company on 28 April 2023 for issuance of debt securities to TL 8,000,000, the Company has issued debt securities on 8 May 2023, 1 August 2023, 9 August 2023, and 11 August 2023, respectively, amounting 330,000 TL, 500.000 TL, 530.000 TL and 700.000 TL with the maturity of 9 August 2023, 31 January 2024, 8 February 2024, and 9 February 2024. As of 31 December 2023, the remained limit is 5,939,680 TL from 8,000,000 TL specified total limit.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

28.   Loans and borrowings (continued)

Turkcell Ödeme has issued management agreement based lease certificates, each with a maturity of between 3 and 4 months, for a total amount of 1,680,000 TL on various dates between February 2023 and December 2023.

Within the scope of the approval Turkcell Superonline received from the CMB on 25 August 2022, for the issuance of lease certificates up to TL 1,000,000, in addition to the TL 400,000 issued in 2022, through Halk Varlık Kiralama on various dates between January 2023 and May 2023. A total of TL 600,000 worth of lease certificates were issued, each with a maturity of 3 months. All of these issued lease certificates have been repaid as of 30 September 2023.

In addition, on 21 June 2023, Turkcell Superonline, within the framework of the capital markets legislation, rented up to 1,000,000 TL, in Turkish Lira, based on a management contract, to be sold to private and/or qualified investors without public offering, domestically, in different amounts and time periods. It received CMB approval again for the issuance of certificates, valid for 1 year. Within the scope of the said approval, a total of 1,000,000 TL worth of lease certificates, each with a maturity of 3/4 months, were issued through Halk Varlık Kiralama on various dates between July 2023 and December 2023. On 21 December 2023, within the framework of capital markets legislation, 1 year for the issuance of lease certificates based on management contracts, up to 3,000,000 TL, in Turkish Lira, to be sold domestically, in different amounts and time periods, to private and/or qualified investors without public offering. It received CMB approval again, valid for a period of time.

Turkcell Finansman A.S issued a total of TL 925,000 corporate bonds, with maturities between 91 and 182 days on various dates between March and December. As of 31.12.2023, TL 825,000 issuance limit remained from the TL 1,000,000 limit in December.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

28. **Loans and borrowings (continued)**

Terms and conditions of outstanding loans are as follows:

	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
				31 December 2023			**31 December 2022**	
Unsecured Bank Loans	EUR	Floating	2024-2028	Euribor+2.0%- Euribor+4.0%	25,815,920	2023-2028	Euribor+2.0%- Euribor+2.3%	22,530,691
Unsecured Bank Loans	TRY	Fixed	2024-2025	11.5%-58.9%	11,942,103	2023	12.4%-38.0%	12,822,981
Unsecured Bank Loans	USD	Floating	2024-2028	Sofr 2.2%	4,483,145	2023-2026	Libor+1.7%- Libor+2.2%	6,561,767
Unsecured Bank Loans	UAH	Fixed	-	-	-	2023-2024	10.0%-21.0%	2,354,892
Unsecured Bank Loans	CNY	Fixed	2024-2028	5.2%-5.5%	2,261,585	2023-2028	3.7%-5.5%	2,446,988
Unsecured Bank Loans	EUR	Fixed	2024	6.0%	345,431	-	-	-
Unsecured Bank Loans	USD	Fixed	2024-2026	2.6%	200,371	2023-2026	2.6%	283,053
Unsecured Bank Loans	BYR	Fixed	2024	14.0%	15,857	-	-	-
Secured bank loans	USD	Fixed	2024-2033	1.5%-3.8%	3,872,474	2023-2032	1.5%-3.8%	3,491,611
Secured bank loans	USD	Floating	2024-2028	Sofr+0.6% & Libor+1.6%	851,779	2023-2028	Libor+0.6% - Libor+1.6%	1,075,688
Secured bank loans	UAH	Fixed	-	-	-	2023	16.4%-19.5%	601,410
Debt securities issued	USD	Fixed	2024-2028	5.8%	28,430,710	2023-2028	5.8%	29,680,889
Debt securities issued	TRY	Fixed	2024	29.5%-45.0%	3,437,246	2023	20.3%-25.5%	1,853,222
Lease liabilities	TRY	Fixed	2024-2057	9.8%-45.0%	1,569,795	2023-2048	9.8%-45.0%	1,989,791
Lease liabilities	UAH	Fixed	-	-	-	2023-2071	7.6%-47.7%	1,892,521
Lease liabilities	EUR	Fixed	2024-2034	1,0%-11,0%	407,907	2023-2034	1,0%-10.3%	510,252
Lease liabilities	BYN	Fixed	2024-2037	10,8%-20,0%	415,560	2023-2037	11.5%-20.0%	509,575
Lease liabilities	USD	Fixed	2024-2052	3,9%-11,6%	34,326	2023-2052	3.9%-11.5%	132,054
					84,084,209			**88,737,385**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

29. **Employee benefits**

	31 December 2023	31 December 2022
Defined benefit plans provision	1,684,487	2,621,135
Unused vacation provision	367,838	328,351
	2,052,325	**2,949,486**

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2023	2022
Balance at 1 January	**2,621,135**	**1,391,572**
Service cost	352.454	164.086
Past service cost	3,821	3,574
Remeasurements	149,757	1,824,873
Interest expense	162,917	185,615
Benefit payments	(564,023)	(111,268)
Inflation adjustment	(1,041,575)	(837,317)
Balance at 31 December	**1,684,487**	**2,621,135**

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2023	Interest Rate		Inflation Rate	
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(14.1%)	17.0%	17.2%	(14.4) %
Impact on provision for defined benefit plans	(237,007)	286,194	290,406	(243,240)

31 December 2022	Interest Rate		Inflation Rate	
Sensitivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4%)	16.3%	16.5%	(13.8%)
Impact on provision for defined benefit plans	(403,655)	498,016	495,395	408,897

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 75,500 and TL 105,964 in relation to the defined contribution retirement plan for the years ended 31 December 2023 and 2022 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. As of 31 December 2023, the Group recognized expenses of TL 201,136 regarding this plan (31 December 2022: None)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

30. Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2023 and 2022. The amount of deferred revenue is TL 248,003 and TL 214,040 as at 31 December 2023 and 2022, respectively.

31. Contract liabilities

	31 December 2023	31 December 2022
Long-term contract liabilities	1,193,665	1,248,479
Short-term contract liabilities	1,312,519	1,401,669
	2,506,184	**2,650,148**

Contract liabilities primarily consists of right-of-use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL 1,401,669 (2022: TL 1,507,988).

The following table shows unsatisfied performance obligation result as of 31 December 2023;

	31 December 2023	31 December 2022
Telecommunications service	1,844,463	2,448,063
Equipment revenues	849,574	1,748,473
	2,694,037	**4,196,536**

Management expects that 52% of the transaction price allocated to the unsatisfied contracts as of 31 December 2023 will be recognized as revenue during 2024. The remaining 48% will be recognized in next years.

32. Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2023	**78,585**	**1.517.618**	**1,596,203**
Provisions recognized	124,582	72.557	197.139
Payments	-	(22.631)	(22.631)
Unwinding of discount	-	110.868	110.868
Transfers to current provisions	(46,026)	-	(46.026)
Remeasurements	-	272.955	272.955
Effect of changes in exchange rates	-	204.532	204.532
Transfers to asset held for sale	-	(204.056)	(204.056)
Inflation adjustment	(46,544)	(683.005)	(729.549)
Balance at 31 December 2023	**110,597**	**1.268.838**	**1.379.435**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

32. Provisions (continued)

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2022	**53,219**	**1,613,569**	**1,666,788**
Provisions recognized	88,180	19,735	107,915
Payments	-	(11,732)	(11,732)
Unwinding of discount	-	133,295	133,295
Transfers to current provisions	(34,320)	-	(34,320)
Remeasurements	-	401,443	401,443
Effect of changes in exchange rates	-	42,431	42,431
Inflation adjustment	(28,494)	(681,123)	(709,617)
Balance at 31 December 2022	**78,585**	**1,517,618**	**1,596,203**

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2023	**52,515**	**1,189,764**	**1,242,279**
Provisions recognized	512,039	2,657,049	3,169,088
Payments	(23,591)	(1,482,378)	(1,505,969)
Transfers from non-current provisions	46,026	-	46,026
Transfers to asset held for sale	(10,015)	(175,440)	(185,455)
Effect of changes in exchange rates	91	38,274	38,365
Inflation adjustment	(127,135)	(701,656)	(828,791)
Balance at 31 December 2023	**449,930**	**1,525,613**	**1,975,543**

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2022	**181,407**	**1,371,334**	**1,552,741**
Provisions recognized	(173)	1,767,229	1,767,056
Payments	(101,687)	(1,357,306)	(1,458,993)
Transfers from non-current provisions	34,320	-	34,320
Remeasurements	-	-	-
Effect of changes in exchange rates	-	3,995	3,995
Inflation adjustment	(61,352)	(595,488)	(656,840)
Balance at 31 December 2022	**52,515**	**1,189,764**	**1,242,279**

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

33. Trade and other payables

Short-term trade and other payables	31 December 2023	31 December 2022
Payables to suppliers	12,675,253	11,366,718
Taxes payable	2,730,809	2,649,751
Accrued treasury share, universal service fund contribution and contributions to the ICTA's expenses	1,760,603	1,625,498
Accrued selling and marketing expenses	166,799	317,188
Payables related with donation	1,750,000	-
Others	1,522,760	1,059,286
	20,606,224	17,018,441

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

Accrued selling and marketing expenses mainly result from services received from third parties related to the marketing activities of the Group, but not yet invoiced.

34. Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2023 and 2022 are attributable to the following:

	31 December 2023		31 December 2022	
	Assets	Liabilities	Assets	Liabilities
Held for trading	607,509	313,805	1,308,954	215,974
Derivatives used for hedge accounting	1,305,395	48,609	1,977,016	35,314
Total	**1,912,904**	**362,414**	**3,285,970**	**251,288**

At 31 December 2023, short-term derivative assets of TL 2,044,765 also include a net accrued interest income of TL 131,860 and the short-term derivative liabilities of TL 354,370 also includes a net accrued interest expense of TL 8,044.

At 31 December 2022, the short-term derivative assets of TL 3,348,871 also include a net accrued interest expense of TL 62,901 and the short-term derivative liabilities of TL 253,894 also includes a net accrued interest income of TL 2,606.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34. Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2023 and 2022 are as follows:

Currency	31 December 2023 Notional value in original currency	Fair value	31 December 2022 Notional value in original currency	Fair value	Maturity date	Hedge ratio	Change in intrinsic value of outstanding hedging instruments since 1 January 2023	Change in intrinsic value of outstanding hedging instruments since 1 January 2022
Participating cross currency swap contracts								
EUR Contracts	167,000	259,289	233,600	334,517	October 2025	01:01	(4,216)	(12,009)
EUR Contracts	38,057	24,514	50,711	88,338	April 2026	01:01	(192)	(288)
USD Contracts	124,186	566,902	165,478	924,346	April 2026	01:01	(672)	16,578
Cross currency swap contracts								
RMB Contracts	81,162	309,793	108,148	423,372	April 2026	01:01	132,184	121,601
Interest rate swap contracts								
USD Contracts	90,135	96,288	120,105	171,129	April 2026	01:01	-	-
Derivatives used for hedge accounting		**1,256,786**		**1,941,702**				

EUR 191,036 (2022: EUR 269,624) participating cross currency swap contracts includes TL 998,716 (2022: TL 1,967,883) guarantees after the CSA agreement.

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2023 and 2022 are as follows:

Currency	31 December 2023 Notional value in original currency	Fair value	Maturity	31 December 2022 Notional value in original currency	Fair value	Maturity
Cross currency swap contracts						
USD Contracts	8,000	185,107	November 2025	18,858	400,871	March 2023 - November 2025
RMB Contracts	19,425	71,036	April 2026	25,883	94,715	April 2026
Currency forward contracts						
USD Contracts	334,900	(123,348)	March 2024	377,435	12,643	January 2022 - March 2022
EUR Contracts	10,000	(19,906)	January 2024	26,900	47,288	February 2023 - April 2023
FX swap contracts						
USD Contracts	353,972	(148,612)	February 2024	357,451	(6,558)	January 2023
RMB Contracts	-	-	-	148,422	3,071	January 2023
Participating cross currency swap contracts						
USD Contracts	18,000	72,504	November 2025	27,000	123,664	November 2025
EUR Contracts	40,060	251,073	April 2026	53,380	418,589	April 2026
Interest rate swap contracts						
USD Contracts	64,655	23,711	April 2026	53,380	(1,303)	April 2026
TL Contracts	600,000	(17,861)	October 2026	-	-	-
Derivatives held for trading		**293,704**			**1,092,980**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34. **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

Since the bid-ask spread is observable input; in the valuation of participating cross currency swap contracts, bid prices in the bid-ask price range that were considered the most appropriate were used instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2023.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34. **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management (continued)

Fair value (continued)

Movements in the participating cross currency swap contracts for the years ended 31 December 2023 and 2022 are stated below, and participating cross currency swap contracts are transferred to level 2 as of 31 December 2023.

	31 December 2023	31 December 2022
Opening balance	1,889,454	2,839,699
Cash flow effect	(2,206,436)	(2,203,493)
Total gain/loss:		
Gains recognized in profit or loss	2,275,339	2,362,553
Inflation adjustments	(784,075)	(1,109,305)
Transferred to Level 2	(1,174,282)	-
Closing balance	**-**	**1,889,454**

As of 31 December 2023, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Net off / Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a EUR 167,000 participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to EUR 24,036 participating cross currency swap transaction. As per the CSA, the swap's current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred to the Company EUR 340,544 as collateral (31 December 2022: TL 11,092,846) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 309,884 as collateral to the bank (31 December 2022: TL 10,094,130) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 998,716 (31 December 2022: 1,967,883) that it recognizes under the borrowings and intends to pay according to the net fair value, this amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2023, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been TL 2,870,371 (31 December 2022: TL 5,062,399), TL 181,260 (31 December 2022: TL (5,674) and TL 30,371,295 (31 December 2022: TL 29,519,970) respectively.

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.   **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management (continued)

Currency risk

The Group's risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. The Group designates the hedge ratio, between the amount of the hedged item and the hedging instrument is 1:1 to hedge its currency risk.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group's policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;
- The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates;

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

The Company's bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 10,097 as of 31 December 2023. The after tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2022.

The Company's lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 9,882 as of 31 December 2023. The after tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

34.   **Derivative financial instruments (continued)**

Fair value of derivative instruments and risk management (continued)

Currency risk (continued)

The Company designated EUR 320,008 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as "gains/(losses) on net investment hedges" in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognized under "hedges of net investments in foreign operation" in the statement of other comprehensive income of 2022 in the scope of net investment hedge amounted to TL (1,161,222) (2022: TL (80,795))

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

- The effect of the counterparties' credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates;

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax	
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2023				
Participating cross currency swap contracts	(51,444)	12,874	555,829	572,421
Cross currency swap contracts	138,039	129,023	(7,670)	(8,685)
Cash Flow sensitivity (net)	**86,595**	**141,897**	**548,159**	**563,736**
31 December 2022				
Participating cross currency swap contracts	(61.841)	(41.299)	1.245.373	1.297.102
Cross currency swap contracts	106.742	389.418	389.587	339.632
Cash Flow sensitivity (net)	**44,701**	**348,119**	**1,639,960**	**1,636,734**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments**

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

	Notes	31 December 2023	31 December 2022
Trade receivables	19	11,251,507	11,474,491
Contract assets	21	3,293,020	3,222,952
Receivables from financial services	20	6,435,662	5,869,089
Cash and cash equivalents (*)	23	49,978,381	42,775,569
Derivative financial instruments	34	2,044,765	3,348,871
Other current & non-current assets (**)	17	703,180	694,136
Financial assets at amortized cost	24	-	1,233,597
Financial assets at fair value through profit or loss	24	9,411,318	7,074,565
Financial assets at fair value through other comprehensive income	24	106,023	3,049,667
Due from related parties		171,373	125,967
		83,395,229	**78,868,904**

(*) Cash in hand is excluded from cash and cash equivalents.

(**) Prepaid expenses, VAT receivable, receivable from the Ministry of Transport and Infrastructure of Turkiye and advances given are excluded from other current assets and other non-current assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade and subscriber receivables, other assets and cash and cash equivalent arising from sales transactions, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2023 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	71,631,176	834,801	194,114	129,960	94,004	74,345	859,148	293,438	160,786	**74,271,772**
Loss Allowance	79,942	14,424	8,940	6,611	6,789	7,294	184,182	208,805	88,238	**605,225**

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties,

As of 31 December 2023, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 58,761,624. TL 58,617,700 of the balance is included within not due total with a total loss allowance of TL 34.610. Total overdue balance associated with these assets amounts to TL 143,924.

Contract assets at 31 December 2023	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	3,296,409	-	-	-	-	-	-	-	-	**3,296,409**
Loss Allowance	3,389	-	-	-	-	-	-	-	-	**3,389**

Other assets from financial services at 31 December 2023 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	5,869,236	451,234	83,488	21,403	26,123	9,133	113,693	2,070	6,234	**6,582,614**
Loss Allowance	33,483	3,480	1,290	1,491	10,315	4,721	83,877	2,063	6,232	**146,952**

(**) Other Assets includes trade receivables and subscriber receivables from financial services,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Credit risk (continued)

Credit quality (continued):

Other assets at 31 December 2022 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	67,227,170	620,561	293,019	141,299	119,245	154,017	1,358,963	572,029	381,413	**70,867,716**
Loss Allowance	217,408	9,277	9,028	7,846	9,679	12,671	320,263	316,400	188,281	**1,090,853**

(*) Other Assets includes trade receivables, subscriber receivables, derivative financial instruments, financial assets, other assets, cash and cash equivalent and due from related parties,

Contract assets at 31 December 2022	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	3,235,056	-	-	-	-	-	-	-	-	**3,235,056**
Loss Allowance	12,104	-	-	-	-	-	-	-	-	**12,104**

Other assets from financial services at 31 December 2022 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	5,478,565	297,465	52,668	20,849	28,344	11,305	115,498	3,627	8,927	**6,017,248**
Loss Allowance	33,009	2,969	603	323	11,610	5,938	81,167	3,612	8,928	**148,159**

(**) Other Assets includes trade receivables and subscriber receivables from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2023	
	Contract Assets	**Other Assets**
Opening balance	**12,104**	**1,090,853**
Provision for impairment recognized during the year	4,942	1,194,467
Amounts collected	-	(291,843)
Receivables written off during the year as uncollectible	-	(952,307)
Assets held for sale		(89,251)
Effect of changes in exchange rates		72,226
Inflation adjustment	(13,657)	(418,920)
Closing balance	**3,389**	**605,225**

	31 December 2022	
	Contract Assets	**Other Assets**
Opening balance	**16,893**	**1,725,936**
Provision for impairment recognized during the year	2,123	1,006,101
Amounts collected	-	(383,034)
Receivables written off during the year as uncollectible	-	(654,365)
Effect of changes in exchange rates	-	40,674
Inflation adjustment	(6,912)	(644,459)
Closing balance	**12,104**	**1,090,853**

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 December 2023	31 December 2022
Opening balance	**148,159**	**249,272**
Provision for impairment recognized during the year	161,574	169,873
Amounts collected	(83,591)	(113,112)
Receivables transferred with receivables transfer contract (*)	(6,755)	(60,942)
Inflation adjustment	(72,435)	(96,932)
Closing balance	**146,952**	**148,159**

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. Financial instruments (continued)

Liquidity risk

The table below analyses the Group’s financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

- all non-derivative financial liabilities, and
- gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

31 December 2023	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities							
Secured bank loans	4,724,253	(6,237,895)	(1,147,106)	(436,679)	(852,531)	(2,356,083)	(1,445,496)
Unsecured bank loans	45,064,412	(49,785,432)	(13,743,381)	(7,383,064)	(11,507,099)	(17,151,888)	-
Debt securities issued	31,867,956	(37,314,608)	(4,408,598)	(818,467)	(15,436,413)	(16,651,130)	-
Lease liabilities	2,427,588	(4,225,712)	(669,746)	(544,316)	(693,147)	(1,292,253)	(1,026,250)
Trade and other payables (*)	13,785,953	(13,840,042)	(12,622,496)	-	(990,527)	-	(227,019)
Due to related parties	590,785	(852,565)	(814,228)	-	(38,337)	-	-
Consideration payable in relation to acquisition of BeST and Boyut Enerji (Note 27)	1,027,057	(2,958,394)	-	-	(14,574)	(287,636)	(2,656,184)
Derivative financial liabilities							
Participating Cross Currency Swap and FX swap contract	354,370	(180,189)	293,138	(54,216)	(160,366)	(258,745)	-
Buy	-	(24,379,548)	(22,325,369)	(191,680)	(351,830)	(1,510,669)	-
Sell	-	24,199,359	22,618,507	137,464	191,464	1,251,924	-
TOTAL	**99,842,374**	**(115,394,837)**	**(33,112,417)**	**(9,236,742)**	**(29,692,994)**	**(37,997,735)**	**(5,354,949)**

31 December 2022	Carrying Amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years
Non-derivative financial liabilities							
Secured bank loans	5,168,709	(5,974,716)	(1,015,215)	(400,352)	(783,620)	(2,171,728)	(1,603,801)
Unsecured bank loans	47,000,370	(51,443,715)	(14,624,311)	(8,071,932)	(7,441,277)	(18,517,855)	(2,788,340)
Debt securities issued	31,534,111	(38,976,944)	(2,824,636)	(856,600)	(1,713,198)	(17,921,121)	(15,661,389)
Lease liabilities	5,034,195	(8,545,826)	(1,273,149)	(960,925)	(1,513,561)	(2,403,083)	(2,395,108)
Trade and other payables (*)	11,423,268	(11,918,822)	(11,681,227)	-	-	-	(237,595)
Due to related parties	399,156	(551,742)	(551,742)	-	-	-	-
Consideration payable in relation to acquisition of BeST and Boyut Enerji (Note 27)	1,098,399	(3,096,343)	-	-	(15,370)	(179,204)	(2,901,769)
Derivative financial liabilities							
Participating Cross Currency Swap and FX swap contract	248,682	575,387	111,291	103,870	157,201	203,595	(570)
Buy	-	(18,318,639)	(17,168,992)	(1,549,824)	192,527	222,079	(14,429)
Sell	-	18,894,026	17,280,283	1,653,694	(35,326)	(18,484)	13,859
TOTAL	**101,906,890**	**(119,932,721)**	**(31,858,989)**	**(10,185,939)**	**(11,309,825)**	**(40,989,396)**	**(25,588,572)**

(*) Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

31 December 2023	USD	EUR	RMB
Foreign currency denominated assets			
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	156,278	75,622	-
Due from related parties - current	1,059	-	-
Trade receivables and contract assets	11,566	15,857	-
Other current assets	2,340	3,184	56
Cash and cash equivalents	534,318	639,362	257,156
	705,630	**734,036**	**257,212**
Foreign currency denominated liabilities			
Loans and borrowings - non-current	(234,458)	(631,844)	(473,134)
Debt securities issued - non-current	(911,923)	-	-
Lease obligations - non-current	(1,063)	(9,425)	-
Other non-current liabilities	(34,889)	-	-
Loans and borrowings - current	(85,119)	(201,955)	(75,635)
Debt securities issued - current	(53,853)	-	-
Lease obligations - current	(103)	(3,097)	-
Other current liabilities	(848)	(2,160)	-
Trade and other payables - current	(134,540)	(87,414)	(323,677)
Due to related parties	(5,870)	-	-
	(1,462,666)	**(935,895)**	**(872,446)**
Financial liabilities defined as hedging instruments	10,097	329,890	-
Exposure related to derivative instruments			
Participating cross currency swap and FX swap contracts	361,971	(325,000)	100,586
Currency forward contracts	601,360	10,000	-
Net exposure	**216,392**	**(186,969)**	**(514,648)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Foreign exchange risk (continued)

	31 December 2022		
	USD	**EUR**	**RMB**
Foreign currency denominated assets			
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	167,157	115,995	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	25,125	22,977	-
Other current assets	14,580	6,455	9,057
Cash and cash equivalents	393,932	557,380	194,430
	600,934	**702,818**	**203,487**
Foreign currency denominated liabilities			
Loans and borrowings - non-current	(275,615)	(565,765)	(404,695)
Debt securities issued - non-current	(909,499)	-	-
Lease obligations - non-current	(1,210)	(12,474)	-
Other non-current liabilities	(35,476)	-	-
Loans and borrowings - current	(94,765)	(180,091)	(149,310)
Debt securities issued - current	(53,862)	-	-
Lease obligations - current	(3,076)	(3,060)	-
Other current liabilities	(886)	(5,156)	-
Trade and other payables - current	(109,401)	(17,514)	(369,627)
	(1.483.790)	**(784.060)**	**(923.632)**
Financial liabilities defined as hedging instruments	13,763	302,482	-
Exposure related to derivative instruments			
Participating cross currency swap and FX swap contracts	376,307	(355,000)	282,453
Currency forward contracts	539,263	(150)	-
Net exposure	**46,477**	**(133,910)**	**(437,692)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 31 December 2023 and 31 December 2022 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2023				
	Profit/(Loss)		**Equity**	
Sensitivity analysis	**Appreciation of foreign currency**	**Depreciation of foreign currency**	**Appreciation of foreign currency**	**Depreciation of foreign currency**
1- USD net asset/liability	632,650	(632,650)	-	-
2- Hedged portion of USD risk (-)	-	-	(29,724)	29,724
3- USD net effect (1+2)	**632,650**	**(632,650)**	**(29,724)**	**29,724**
4- EUR net asset/liability	(611,666)	611,666	-	-
5- Hedged portion of EUR risk (-)	-	-	(32,190)	32,190
6- EUR net effect (4+5)	**(611,666)**	**611,666**	**(32,190)**	**32,190**
7- Other foreign currency net asset/liability (RMB)	(212,097)	212,097	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,477	(1,477)
9- Other foreign currency net effect (7+8)	**(212,097)**	**212,097**	**1,477**	**(1,477)**
Total (3+6+9)	**(191,113)**	**191,113**	**(60,437)**	**60,437**

31 December 2022				
	Profit/(Loss)		**Equity**	
Sensitivity analysis	**Appreciation of foreign currency**	**Depreciation of foreign currency**	**Appreciation of foreign currency**	**Depreciation of foreign currency**
1- USD net asset/liability	143,194	(143,194)	-	-
2- Hedged portion of USD risk (-)	-	-	(41,745)	41,745
3- USD net effect (1+2)	**143,194**	**(143,194)**	**(41,745)**	**41,745**
4- EUR net asset/liability	(439,858)	439,858	-	-
5- Hedged portion of EUR risk (-)	-	-	(42,380)	42,380
6- EUR net effect (4+5)	**(439,858)**	**439,858**	**(42,380)**	**42,380**
7- Other foreign currency net asset/liability (RMB)	(193,324)	193,324	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	2,636	(2,636)
9- Other foreign currency net effect (7+8)	**(193,324)**	**193,324**	**2,636**	**(2,636)**
Total (3+6+9)	**(489,988)**	**489,988**	**(81,488)**	**81,488**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Interest rate risk

As at 31 December 2023 and 2022 the interest rate profile of the Group's variable rate interest-bearing financial instruments are as follows:

		31 December 2023		31 December 2022	
	Note	**Effective Interest Rate**	**Carrying Amount**	**Effective interest rate**	**Carrying Amount**
Variable rate instruments					
USD floating rate loans	28	3.9%	(5,334,924)	3.2%	(7,637,455)
EUR floating rate loans	28	2.1%	(25,815,920)	2.2%	(22,530,691)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2023 and 2022:

	Profit or (loss)		Equity	
	100 bps increase	**100 bps decrease**	**100 bps increase**	**100 bps decrease**
31 December 2023				
Variable rate instruments (financial liability)	3,785,019	(3,785,019)	-	-
Cash flow sensitivity (net)	**3,785,019**	**(3,785,019)**	**-**	**-**
31 December 2022				
Variable rate instruments (financial liability)	(519,385)	519,385	-	-
Cash flow sensitivity (net)	**(519,385)**	**519,385**	**-**	**-**

Fair value

Fair value of the Group's financial assets and financial liabilities that are measured at fair value on a recurring basis. The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. **Financial instruments (continued)**

Fair values (continued)

Valuation inputs and relationships to fair value

	Fair value at			Inputs		
	31 December 2023	**31 December 2022**	**Unobservable Inputs**	**31 December 2023**	**31 December 2022**	**Relationship of unobservable inputs to fair value**
Contingent consideration	-	1,249,409	Risk-adjusted discount rate	-	6.8%-8.0%	An increase/decrease in the discount rate by 100 bps would change FV by TL (51,092) and TL 55,485, respectively.
			Expected settlement date	-	in instalments between 2026-2032	If expected settlement date extended/shortened by 1-year, FV would change by TL (53,167) and TL 57,145, respectively.

Changes in the consideration payable in relation to acquisition of BeST for the years ended 31 December 2023 and 31 December 2022 are stated below:

	31 December 2023	**31 December 2022**
Opening balance	-	2,052,399
Losses recognized in profit or loss	-	(1,249,409)
Inflation adjustment	-	(802,990)
Closing balance	**-**	**-**

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2023 and 31 December 2022; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	**Fair value**
As at 31 December 2023:		
Bank loans	37,558,519	35,724,400
Debt securities	28,430,710	27,828,939

	Carrying amount	**Fair value**
As at 31 December 2022:		
Bank loans	37,733,566	35,349,818
Debt securities	29,680,889	27,307,857

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

35. Financial instruments (continued)

Fair values (continued)

Fair value of cash and cash equivalents and debt securities issued are classified as level 1 and fair value of other financial assets and liabilities are classified as level 2.

36. Guarantees and purchase obligations

At 31 December 2023, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 5,059,847 (31 December 2022: TL 6,471,418). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 17,891,113 at 31 December 2023 (31 December 2022: TL 16.187.804).

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than USD 100,000 equivalent to TL 2,943,820 in accordance with the agreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2023, the remaining investment commitment is amounting to USD 93,376 (TL equivalent of 2,748,824). The Company has no resale commitment regarding to reverse repo receivables as of 31 December 2023 (31 December 2022: 6,103,453).

37. Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of December 31, 2023.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment as per Law no. 6736, the application has rejected. The Company filed a case for the cancellation of aforementioned rejection act, this case was finalized in favor of the Company.

Thereupon the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board decided to apply administrative fine on the Company amounting to TL 91,942, on the ground that the Company violated Article 6 of Law No. 4054, but not violated Article 4, due to its actions in the distribution network. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself and the case which was investigated by the first instance court and the appeal was finalized against it. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned due to application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37. Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand, three private companies filed a lawsuit against the Company in relation with this case claiming in total of TL 112,084 together with up to three times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, the first instance court decided to reject the case in favor of the Company. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. After the annulment decision, the court partially accepted the case and ruled reimbursement of TL 215,555 (three times of the actual damage of TL 71,851).

As a result of the appeal, which made by the both parties, examination made by the Regional Court of Appeal, the Company's appeal request was accepted and the decision of the first instance court was revoked. The file was returned to the first instance court for a re-decision within the scope of the removal decision. In line with the objections of the parties, the court decided to obtain an additional expert report from the same expert committee in the file. The expert additional report has been submitted to the file. The company objected to the both reports in due time. Case is pending.

Among these cases, in the case filed for the compensation of total TL 500 material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the court decided to obtain an expert report from a new expert committee in accordance with both parties objections, The expert review is still ongoing. The other case is also pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company did not violated Article 4 of the Law. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply additional administrative fine amounting to TL 91,942 on the Company for 2019. Afterwards, The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. Then, a lawsuit was filed on for cancellation of the aforementioned administrative fine. A decision was made against the Company at the first instance and appeal stages. The appeal process is pending.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

On 7 May 2023, the Company received the Investigation Report concerning an inquiry by the Competition Authority to determine if there has been a breach of Article 4 of Law No. 4054 on the Protection of Competition, regarding any gentlemen's agreements for the labor market. The report, which includes the viewpoints and findings of the Investigation Panel is non-binding and doesn't predetermine the Competition Board's final decision. The Company has already submitted its second written pleas addressing the findings noted in the Investigation Report to the Authority. Subsequently, a verbal defense meeting was held on 13 February 2024. The short decision was notified and the Competition Board decided to impose an administrative fine of TRY 57,301 Our payment obligation will arise after the reasoned decision of the Competition Board is written and notified to our Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.   **Commitments and Contingencies (continued)**

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations and may initiate new investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. As a result of the first investigations on the subject, ICTA decided to impose a total administrative fine of 49,170 TL for the 2013-2016/2016-2017 reporting periods. The aforementioned administrative fines were paid in 2021 with a discount of TL 36,877 (1/4) by taking advantage of the early payment discount, but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court, but the Company appealed within the time limit.

For the following period between 27 October 2017-26 October 2018, the ICTA initiated an investigation to examine whether our obligations regarding R&D, SME and/or domestic goods investments, R&D Center, R&D Projects and SMEs were fulfilled and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 46,317 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 34,738 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision.

In addition, ICTA initiated an investigation on Our Company for the periods 27 October 2019-26 October 2020 (5th Period) and 27 October 2020-26 October 2021 (6th Period) in order to examine whether our obligations regarding R&D, SME and/or domestic goods investment obligations and criteria for SMEs in the 3G Concession Agreement and 4.5G Authorisation Certificate have been fulfilled. The ICTA also decided to conduct the said inspection by merging it with the inspection previously initiated for 27 October 2018-26 October 2019 (4th Period). The information and documents requested within the scope of the investigation were submitted to the ICTA. Subsequently, penalty evaluations were made in the Investigation Report prepared by the Supervisory Board. Our written defenses regarding the Investigation Report were submitted to the ICTA on 19 January 2023. Within the scope of the investigation, a verbal defense meeting was held on 13 June 2023.

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled. As a result of the investigation ICTA has decided to impose an administrative fine of TL 3,622 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 2,716 with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending. The investigation process of a similar issue regarding Turkcell is currently ongoing.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37.   **Commitments and Contingencies (continued)**

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for "Call Failure Rate" and "Call Blocking Rate" criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. The investigation processes of Turkcell 3N Mobile Service Quality (3rd and 4th Term of 2020) and 3N Mobile Service Quality (1st and 3rd Term of 2021) which are similar to this investigation is currently ongoing.

Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01 March 2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12 April 2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16 April 2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i) The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from April 14, 2020 and inform the ICTA about this transfer.

(ii) The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27 April 2017-31 May 2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 1 April 2010-27 April 2017 -along with the late fee from July 28, 2020- and to inform the ICTA about this matter.

(iii) The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) was made to the ICTA with request for re-evalutaion and revocation of the decison and tacitly rejected by not responding in due time by ICTA. The Company filed two separate lawsuits for the cancellation of the related transaction and administrative fine. The cases are pending. On the other hand, the amount stated to have been underpaid in the Board Decision was deposited to the Ministry's account with reservation on 18 May 2023 with a total amount of 98,333 TL together with default interest and the ICTA was informed about the payment. The investigation processes of the Turkcell and Superonline Refunds Investigations and Turkcell Refund Investigation Regarding Prepaid Lines which are similar to this investigation is currently ongoing.

Sub-Agency/Dealership Investigation

As a result of examinations carried out by the ICTA due to large number of complaints from consumers who were victimized by being called illegally, the ICTA started an investigation to determine whether sub-dealers were used. As a result of the investigation, the ICTA decided to impose a TL 834 administrative fine on the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37. **Commitments and Contingencies (continued)**

Sub-Agency/Dealership Investigation (continued)

Additionally, an application (IYUK 11) was made to the ICTA with request for re-evaluation and revocation of the decision and tacitly rejected by not responding in due time by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The Company appealed the decision before Regional Administrative Court in due time. The Regional Administrative Court rejected the appeal request. The Company will appeal the decision in due time.

Fizy Service Investigation

The ICTA initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the ICTA has decided to impose an administrative fine of TL 1,682 on the Company, (ii) the ICTA has decided to give a warning to the Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the ICTA has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as TL 1,262 (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (IYUK 11) has been made to the ICTA with request for re-evaluation and revocation of the decision. In addition, the amount to be refunded under the aforementioned Board Decision is calculated as TL 3,036 and refund transactions were completed.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA decided to impose an administrative fine of TL 99,132 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 74,349 (with 1/4 discount) by taking advantage of the early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision. In regard to Turkcell; although the legislative provisions of the same nature regarding subscription agreements are not examined, the examination process of open lines, subscription agreements and number portability investigation, in which the establishment of the subscription agreement is also examined, is currently ongoing. The examination process of a similar investigation about Superonline subscription agreements is also ongoing.

Investigation on Value Added Services

The ICTA initiated an investigation to examine whether the obligations imposed by the Board Decision No. 2016/DK-THD/496 and the "Procedures and Principles Regarding the Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services" have been fulfilled. As a result of this investigation, the Company was imposed an administrative fine amounting to TL 9,476 and it was decided to refund the overcharges collected from the subscribers after 30 June 2017, the effective date of the Procedures and Principles Regarding Value Added Service, to the subscribers within the framework of the relevant legislation and the Procedures and Principles to be Applied in within the framework of the relevant legislation and the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 7,107 (with 1/4 discount) by taking advantage of the early payment discount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37. **Commitments and Contingencies (continued)**

Investigation on Value Added Services (continued)

In addition, an application was made to the ICTA for the revocation of the decision and the correction of the mistake in the refund paragraph. As a result of the application, the ICTA has corrected the mistake in the decision and notified that the said refunds must be made to the subscribers within the framework of the Procedures and Principles to be Applied in Refunds to Subscribers approved by the Board Decision No. 2018/DK-THD/57. The relevant teams are calculating the amount to be refunded within the scope of the Board Decision.

Investigation on Number Portability

The ICTA initiated an investigation to examine whether our obligations under the Number Portability Regulation were fulfilled after February 2018 and as a result of this audit the ICTA decided to impose an administrative fine of TL 894 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 670 (with 1/4 discount) by taking advantage of the early payment discount.

Inspection on SimCard Change

The ICTA initiated an investigation to examine whether our obligations imposed by the Board Decision No. 445 were fulfilled or not, as it was also the subject of a file of Gaziosmanpaşa Chief Public Prosecutor's Office, and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 375 on the Company. The decision was notified to the Company and the administrative fine was paid in due time (31 January 2024) as TL 281 (with 1/4 discount) by taking advantage of the early payment discount.

ICTA – Facility Sharing Investigation
Within the scope of the investigation initiated by the ICTA on Superonline in order to examine the compliance of the works and transactions carried out in the processes from the submission to the finalisation of the facility sharing request starting from the January 2020 period with the relevant legislation, some penalty assessments were included in the Investigation Report prepared by the Supervisory Board. Our written defenses regarding the Investigation Report were submitted to the ICTA on 2 June 2023.

ICTA – Investigation of Committed Subscriptions

Within the scope of the investigation initiated by the ICTA on Our Company in order to examine whether the obligations stipulated in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions have been fulfilled or not, the Investigation Report prepared by the Supervisory Board has been notified. It is assessed that administrative fines may be imposed for 9 different violations and for 6 of these determinations, all amounts unfairly collected from the subscribers should be refunded to the subscribers within the scope of the relevant legislation. Our written defenses regarding the Investigation Report were submitted to the ICTA on 22 January 2024.

ICTA – Investigation on Idendity Verification Regulation

Within the scope of the investigations initiated by the ICTA separately for Turkcell and Superonline due to the fact that the subscription process applied by Our Companies for the purpose of verifying the identity of the applicant for the types of transactions in the electronic communications sector within the scope of the Identity Verification Regulation (IVR) is not in compliance with the procedures in the IVR

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37. Commitments and Contingencies (continued)

ICTA – Investigation on Idendity Verification Regulation (continued)

It was assessed that an administrative fine of 12% could be imposed on Turkcell and Superonline within the scope of four separate violations within the scope of the relevant legislation due to the violation of the face-to-face identification verification provisions and the recording of some biometric data such during the tablet signature process in violation of the Identity Verification Regulation.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 379,519 provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2023, under the account of other real operating expense (31 December 2022: TL 4,629). The results of ongoing investigations, inquiries, lawsuits, and audits may differ from the Group's assessments.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by Turkcell Ödeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on Turkcell Ödeme in the amount of TL 18,763. Turkcell Ödeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. As a result of the appeal examination made by the Regional Court of Appeal, the defendant's appeal request was accepted and the decision of the first instance court was revoked. Within the scope of the Law No. 7440 on the Restructuring Some Receivables and Amending Some Laws, a restructuring application has been filed for the administrative fine which is the subject of the lawsuit. The administrative fine restructured by paying TL 1,443 on 31 July 2023. The court decided there is no need to make a decision regarding the essence of the case, due to waiving the case according to the Law No. 7440.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

37. Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations (continued)

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. Turkcell Ödeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The Council of State rejected the appeal request of the Tax Office.

38. Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 December 2023 and 2022.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2023	31 December 2022	31 December 2021
Short-term benefits	393,758	337,928	297,725
Long-term benefits	2,672	3,326	3,587
Termination benefits	729	1,847	618
Share based payments	43,010	-	1,380
	440,169	**343,101**	**303,310**

The following transactions occurred with related parties:

Revenue from related parties	31 December 2023	31 December 2022	31 December 2021
Türk Telekom Mobil Iletisim Hizmetleri A.S. ("TT Mobil") (*)	1,176,788	1,110,129	-
Enerji Piyasaları İşletme A.S. ("EPIAS")(*)	300,134	353,776	671,196
Türk Hava Yolları A.S. ("THY") (*)	335,102	315,803	241,830
Ziraat Bankası A.S. ("Ziraat Bankası") (*)	755,729	134,451	159,661
"Türkiye Sigorta A.Ş. (""Türkiye Sigorta"")(*)"	354,587	2,199	-
Gunes Express Havacilik A.S. ("Sun Express") (*)	172,160	115,657	54,698
Turk Telekomunikasyon A.S. ("TT")(*)	131,734	93,051	-
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.("Turksat")(*)	89,455	95,996	130,338
TOGG	18,485	108,534	17,744
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	87,817	72,200	4,323
Turkiye Vakiflar Bankası TAO ("Vakifbank")(*)	80,656	55,127	48,814
Turkiye Halk Bankası A.S. ("Halkbank") (*)	28,259	30,311	27,164
Turkiye Hayat ve Emeklilik A.S.(*)	34,319	27,104	35,538
Ziraat Katilim Bankasi A.S. ("Ziraat Katilim")(*)	75,047	15,316	10,678
BIST (*)	18,075	11,269	39,120
Sofra	4,035	3,385	3,362
Other	32,632	39,517	54,370
	3,695,014	**2,583,825**	**1,498,836**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.   Related parties (continued)

Related party expenses	31 December 2023	31 December 2022	31 December 2021
EPIAS (*)	902,554	3,232,571	2,736,860
Turk Telekomunikasyon A.S (*)	1,593,359	1,227,920	-
TT Mobil (*)	1,271,666	1,039,068	-
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	449,463	152,631	149
Turksat (*)	76,415	156,930	190,541
Sofra	147,485	88,059	96,300
Boru Hatlari ile Petrol Tasima A.S. ("BOTAS") (*)	63,880	75,528	63,241
PTT (*)	84,608	46,221	46,921
Others	289,880	97,926	60,054
	4,879,310	**6,116,854**	**3,194,066**

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 December 2023 and 2022 are as follows:

	31 December 2023	31 December 2022
Banks - Time deposits (*)	31,369,567	23,362,376
Banks - Demand deposits (*)	720,613	385,761
Currency protected time deposit (**)	6,173,875	2,240,337
Receivables from reverse repo (*)	-	6,103,453
Bank borrowings	(7,064,169)	(6,789,667)
Debt securities issued	(956,914)	(589,058)
Lease liabilities	(146,028)	(206,594)
Impairment loss provision	(31,883)	(34,559)
	30,065,061	**24,472,049**

(*) Related balances are included in cash and cash equivalents.
(**) The Group has converted its currency deposit account in Vakifbank amounting to USD 102,941 and EUR 85,000 into currency protected TL time deposit accounts (Note 24).

As of 31 December 2023, the amounts of letters of guarantee given to the related parties is TL 333,604 (31 December 2022:TL 226,195).

Details of the time deposits at related parties as of 31 December 2023 and 2022 are as follows:

	31 December 2023	31 December 2022
Ziraat Bankasi	11,341,528	8,470,287
Halkbank	8,674,948	9,471,793
Vakifbank	8,080,071	3,301,326
Ziraat Katilim Bankasi A.S.	3,273,020	2,118,970
	31,369,567	**23,362,376**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.   Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2023
342,372	USD	4.4%	January - February 2024	10,090,875
455,757	EUR	3.7%	January - February 2024	14,879,110
6,376,563	TL	40.7%	January 2024	6,399,582
				31,369,567

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
4,673,500	TL	12.2% - 54.4%	February - October 2024	4,964,669
1,349,880	TL	41.7% - 42.3%	January 2024	1,356,571
553,450	TL	18.8% - 55.2%	January – September 2024	555,411
104,860	TL	34.8%	February 2024	110,239
72,206	TL	28.8% - 49.8%	August 2024- April 2025	77,279
				7,064,169

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2023
900,000	TL	39.0% - 44.5%	January – March 2024	956,914
				956,914

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Payment Period	31 December 2023
EUR	0.3% - 3.7%	2023 - 2025	61,252
TL	12.5% - 55.25%	2023 - 2036	84,776
			146,028

Interest income from related parties:

	31 December 2023	31 December 2022	31 December 2021
Vakifbank	2,521,142	879,363	329,828
Ziraat Bankasi	401,599	360,592	304,760
Halkbank	575,333	320,371	521,864
Ziraat Katilim	175,320	64,685	1,112
Other	386	81	6,909
	3,673,780	**1,625,092**	**1,164,473**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

38.   **Related parties (continued)**

    Interest expense to related parties:

	31 December 2023	31 December 2022	31 December 2021
Vakifbank	719,985	532,674	55,342
Ziraat Bankasi	185,581	113,559	16,439
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	340,443	108,583	12,408
Halkbank	17,525	3,835	-
Ziraat Katilim	4,531	885	102
Other	3,277	999	358
	1,271,342	**760,535**	**84,649**

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

39.   **Subsidiaries**

The Group's ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 December 2023 and 31 December 2022 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest 31 December 2023(%)	Effective Ownership Interest 31 December 2022 (%)
Turktell	Turkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Turkiye	Digitalization services and products	100	100
Dijital Egitim	Turkiye	Dijital educations	51	51
Turkcell Satis	Turkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Turkiye	Research and development	100	100
Turkcell Gayrimenkul	Turkiye	Property investments	100	100
Turkcell Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Turkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Turkiye	Consumer financing services	100	100
Turkcell Sigorta	Turkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Turkiye	Dijital agency activities	100	100
Turkcell Odeme	Turkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Turkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Turkiye	Cloud solutions services	100	100
Lifecell TV	Turkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Turkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Turkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Turkiye	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Turkiye	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Turkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Turkiye	Providing digital services and products	100	100
Beltel	Turkiye	Telecommunications investments	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Turkiye	Venture capital investment fund	100	100
W3	Turkiye	Information technology	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

Associates Name	Country of Incorporation	Business	Effective Ownership Interest 31 December 2023 (%)	Effective Ownership Interest 31 December 2022 (%)
TOGG	Turkiye	Electric passenger car development, production and trading activities	23	23

Joint Venture Name	Country of Incorporation	Business	Effective Ownership Interest 31 December 2023 (%)	Effective Ownership Interest 31 December 2022 (%)
Sofra (*)	Turkiye	Meal coupons and cards	66	33

(*)As per the decision of our Company's Board of Directors dated April 13, 2023; it has been decided on the acquisition of the 33.3% share of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. ("Sofra") by our Company's 100% owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. ("TÖHAŞ"), which has 33.3% shareholding in it, from Belbim Elektronik Para ve Ödeme Hizmetleri A.Ş., one of the other shareholders of Sofra, for TRY 762,690, by exercising its pre-emption right pursuant to the existing Shareholders Agreement.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

40.   Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

a) Joint Ventures	31 December 2023	31 December 2022
Sofra	12,347	30,018
b) Associates		
TOGG	5,857,271	3,771,069

The movement of investments accounted for using the equity method is as follows:

	31 December 2023	31 December 2022
Opening balance	3,801,087	2,264,587
Shares of profit	1,525,175	522,221
Contribution to capital increase	543,356	1,014,279
Closing balance	**5,869,618**	**3,801,087**

41.   Discontinued operations

As per the Group's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries. The sale is expected to be completed within a year from the reporting date. As of 31 December 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. The statement of profit or loss of a disposal group for the year are presented below:

	31 December 2023	31 December 2022	31 December 2021
Revenue	7,737,020	4,807,496	7,665,767
Cost of revenue	(4,763,836)	(3,441,589)	(5,436,914)
Gross profit	**2,973,184**	**1,365,907**	**2,228,853**
Selling and marketing expenses	(443,848)	(269,901)	(509,207)
Administrative expenses	(254,215)	(157,104)	(258,037)
Other operating income/(expense), net	192,786	92,488	(4,907)
Operating profit	**2,467,907**	**1,031,390**	**1,456,702**
Net finance costs / income	(206,260)	(445,090)	(695,285)
Profit before income tax	**2,261,647**	**586,300**	**761,417**
Tax benefit /(expense)	(291,973)	(75,069)	(42,690)
Profit/(loss) for the year from discontinued operations	**1,969,674**	**511,231**	**718,727**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41.   Discontinued operations (continued)

The major classes of assets and liabilities of the disposal group classified as held for sale as at 31 December are, as follows:

	31 December 2023
Assets	
Property, plant and equipment (Note 12)	5,797,891
Right-of-use assets (Note 16)	1,327,438
Intangible assets (Note 13)	3,299,805
Trade receivables	269,898
Deferred tax assets (Note 18)	1,315,876
Inventories	53,042
Other non current asset	151,771
Financial assets at amortized cost	736,174
Cash and cash equivalents	4,017,443
Other current asset	136,432
Assets held for sale	**17,105,770**
Liabilities	
Borrowings	4,524,403
Employee benefit obligations	34,730
Current tax liabilities	4,200
Trade and other payables	891,447
Other non current liabilities	5,337
Deferred revenue	17,804
Contract liabilities	460,244
Provisions (Note 32)	389,511
Liabilities directly associated with the assets held for sale	**6,327,676**
Net assets directly associated with disposal group	**10,778,094**
Amounts included in accumulated OCI:	
Foreign currency translation reserve	6,140,191
Reserve of disposal group classified as held for sale	**6,140,191**

The net cash flows incurred by the disposal group are, as follows:

	31 December 2023	31 December 2022	31 December 2021
Cash flows from operating activities	4,878,305	2,501,678	1,610,120
Cash flows from financing activities	(1,842,419)	(1,920,030)	(1,143,775)
Cash flows from financing activities	(826,913)	(476,831)	(336,496)
Net cash (outflow)/inflow	**2,208,973**	**104,817**	**129,849**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

41. **Discontinued operations (continued)**

Deferred tax asset related to discontinued operations

Lifecell, which is in the discontinued operation group, has recorded a deferred tax asset of TL 1,177,312 as of 31 December 2023, since it is highly unlikely to benefit from the deductible financial losses amounting to TL 6,540,624 (31 December 2022: TL 5,816,742) by making a taxable profit in the future (31 December 2022: TL 1.047.014). The mentioned financial losses are of unlimited duration. The group has used business plans for the following years when determining the amount of deferred tax assets available for use and evaluates that accumulated losses can be utilized within 4 years as of 31 December 2023.

As of 31 December 2023, sensitivity analysis conducted by reducing the key inputs of the business plans, namely the subscriber count and the forecasted revenue per subscriber, by 5%, resulted in an extended projected utilization period by one year.

42. **Cash flow information**

Net financial liabilities reconciliation:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2023	**(31.534.111)**	**(52.169.081)**	**(5.034.193)**	**(88.737.385)**	**3.100.189**	**(85.637.196)**
Cash inflows	(7.824.254)	(62.689.793)	-	(70.514.047)	(7.749.663)	(78.263.710)
Cash outflows	7.367.659	59.288.115	4.121.990	70.777.764	4.756.730	75.534.494
Other non-cash movements	(15.440.923)	(22.663.080)	(5.561.514)	(43.665.517)	2.413.278	(41.252.239)
Transfer to asset held for sale		2.744.051	1.780.352	4.524.403		4.524.403
Inflation adjustment	15.563.673	25.701.123	2.265.777	43.530.573	(830.139)	42.700.434
Balance at 31 December 2023	**(31.867.956)**	**(49.788.665)**	**(2.427.588)**	**(84.084.209)**	**1.690.395**	**(82.393.814)**

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets. net	Total
Balance at 1 January 2022	**(36.292.848)**	**(55.389.833)**	**(7.865.357)**	**(99.548.038)**	**5.575.149**	**(93.972.889)**
Cash inflows	(4.472.292)	(53.139.280)	-	(57.611.572)	(5.961.522)	(63.573.094)
Cash outflows	5.489.265	47.130.897	4.310.581	56.930.743	5.264.741	62.195.484
Other non-cash movements	-	-	-	-	-	-
Inflation adjustment	(12.025.739)	(15.506.487)	(4.597.576)	(32.129.802)	(2.413.270)	(34.543.073)
Balance at 31 December 2022	15.767.503	24.735.622	3.118.159	43.621.284	635.091	44.256.375

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2023
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

43. **Subsequent events**

Turkcell Superonline, a 100% subsidiary of the Group, issued lease certificates in the amount of TL 300,000 with a maturity of 18 April 2024 on 10 January 2024 and in the amount of TL 300,000 with a maturity of 29 May 2024 on 14 February 2024.
Turkcell Ödeme, a 100% subsidiary of the Group, issued a lease certificate in the amount of TL 200,000 with a maturity of 8 May 2024 on 1 February 2024, an amount of TL 100,000 with a maturity of 5 June 2024 on 28 February 2024, and an amount of TL 200,000 with a maturity of 13 June 2024 on 14 March 2024.
Turkcell Finansman, one of the Group's 100% subsidiaries, issued a financial bond amounting to TL 143,000 with a maturity of 16 May 2024 on 17 January 2024.
Turkcell issued financial bills in the amount of TL 2,500,000 on 31 January 2024, with a maturity of 12 July 2024, in an amount of TL 250,000 with a maturity of 2 August 2024 on 8 February 2024, and in an amount of TL 800,000 with a maturity of 6 August 2024 on 9 February 2024.
Turkcell received loan on 29 January, 2024, in the amount of 38,000 CNY with an interest rate of 5.15%, on 14 March 2024, in the amount of 50,000 EUR with an interest rate of 6M Euribor + 2.29% in accordance with the loan agreement signed with China Development Bank ("CDB") on 7 August 2020, which was extended until 7 August 2023.

Our Offices

Location	Address
ADANA PLAZA	Turhan Cemal Berikel Bulvarı No: 212 Seyhan/Adana
SAKARYA NDC	Bahçelievler Mah. Cumhuriyet Cad. Kamelya Sok. No:14 –Adapazarı/ Sakarya
ANKARA PLAZA	Eskişehir Yolu 9.Km No:264 Pk.06510 Söğütözü /Ankara
BAŞKENT NDC	Başkent İvedik Mah. 1323. Cadde No:37 Yenimahalle/Ankara
ANKARA VERİ MERKEZİ	Veri Merkezi Anadolu OSB 12 Cd. No:15 Malıköy Sincan/Ankara
ANTALYA PLAZA	Kızıltoprak Mah. 915 Sok.No:3 Muratpaşa/Antalya
BURSA PLAZA	Organize Sanayi Bölge Müd. Kırmızı Cad. No:4 Nilüfer/Bursa
DİYARBAKIR PLAZA	Bağcılar Mahallesi Urfa Bulvarı Turkcell Plaza Apt. No:151 Bağlar/Diyarbakır
EDİRNE NDC	Şükrü Paşa Mah. Kıyık Cad. Hilly Otel Yanı No:254 Edirne
ERZURUM PLAZA	Ilıca yolu Organize Sanayi Bölgesi 4. Sokak Erzurum
GAZİANTEP PLAZA	Kocaoğlan Mah. Demokrasi Bulvarı No:185 / 1 Şahinbey/Gaziantep
HATAY NDC	Güzelbirlik Mah. Yunus Emre Cad. No:11-B Güzelburç/Hatay
KÜÇÜKYALI PLAZA /GENEL MÜDÜRLÜK	Aydınevler Mahallesi İnönü Caddesi No:20 B Blok 34854 Maltepe/İstanbul
KARTAL VERİ MERKEZİ	Topselvi Mahallesi Dipçik Sokak No:31 Kartal/İstanbul
TEPEBAŞI PLAZA	Meşrutiyet Cad.No:71 Tepebaşı 34430 Beyoğlu/İstanbul
MAHMUTBEY NDC	Mahmutbey Mah İnönü Caddesi No:89 Bağcılar/İstanbul
DUDULU VERİ MERKEZİ	Dudullu OSB Nato Yolu 4. Cadde No:1 Ümraniye/İstanbul
İZMİR PLAZA	Kazım Dirik Mah. 367/7 Sokak No:12 Bornova/İzmir
İZMİR VERİ MERKEZİ	1 0005. Sk. No:37 İTOB OSB Tekeli Menderes/İzmir
İZMİT PLAZA	Yahya Kaptan Mah. Bahçeşehir Sok. No: 30 İzmit/Kocaeli
KAYSERİ PLAZA	Kayseri Organize Sanayi Bölgesi 13. Cadde No:16 Melikgazi/Kayseri
GEBZE VERİ MERKEZİ	Gebze OSB, Tembelova Mevkii Mah. 3300 Sok. No: 3314 Gebze/Kocaeli
KONYA OFİS	Parsana Mh.Zümrütova Sok.Selçuker Merkez Kat:8 No:1 Selçuklu/Konya
KONYA NDC	1.Org.San. Sıhhiye Sok.Selçuklu/Konya
MALATYA NDC	Hoca Ahmet Yesevi Mah. Mahfuz Sok. No: 35/A Yeşilyurt/Malatya
MERSİN PLAZA	Portakal Mah. 80050 Sok. No:3 Toroslar/Mersin
MUĞLA PLAZA	Musluhittin Mahallesi Atatürk Bulvarı No:61 Muğla
SAMSUN PLAZA	Mimar Sinan Mah. 160.sok.No:18 PK:55200 Atakum/Samsun
AVRUPA VERİ MERKEZİ	Karaağaç OSB Mh.48.Sok.No: 1/1 Kale Kilit Yanı Kapaklı/Tekirdağ
TRABZON PLAZA	Mısırlı Mah. Hasan Turfanda yolu No:3 Çukurçayır/Trabzon
VAN PLAZA	İpek yolu 8 km Yeni Mah. Sahil Sok. No: 27 Edremit/Van

Glossary

Abbreviation	Description
3G	A third generation mobile telecommunication system established according to IMT-2000/UMTS standards, or standards developed based on these standards
4.5G	A generation containing technologies of more advanced features than standard 4G technology
5G	A generation containing technologies having more advanced features than standard 4G technology
ADS	American Depositary Share
OSCE PA	Organization for Security and Co-operation in Europe Parliamentary Assembly
ARPU	Average monthly revenue generated per mobile subscriber
Base Station	A fixed transceiver device in each cell of a mobile communications network enabling communication between mobile phones and radio signals within the cell
Beacon	A location-based data provider utilized in My Dream Companion project
BİST	Borsa İstanbul
IT	Tools for generating, collecting, accumulating, processing, recovering, disseminating, protecting, and assisting
ICTA	Information Communication Technologies Authority
CELTIC	EUREKA Cluster focusing on the Information and Communications Technology and Telecommunications
CİMER	The Presidential Communication Center
Roaming	A mobile communication feature that allows subscribers of one network to use their own mobile phones and numbers within the coverage area of another operator.
DSS	Digital Service Provider
EMS	Emergency Mobile Services
ER	Integrated Reporting Framework
ESG	Environmental, Social, Governance
ETSI	European Telecommunications Standards Institute
EUREKA	(Exceptional Unconventional Research Enabling Knowledge Acceleration) It is an intergovernmental R&D organization financed by governments of more than forty countries
FCPA	Foreign Corrupt Practices Act
Gbps	A data transmission speed
GRI	Global Reporting Initiative
GSM	This is a digital mobile communication system, standardized by the European Communications Standards Institute and based on digital transmission with roaming and the cellular network structure being used in Europe, Japan and various other countries
GSMA	(The GSM Association - Global System for Mobile Communications) The GSM Association is a community consisting of mobile operators and telecom-related companies with the aim of standardizing and developing the Mobile Telecommunications Sector
HTK	Communication Technology Cluster
IDC	(International Data Corporation) American market research company examine the development of technology
IIRC	International Integrated Reporting Council
IMS	(IP multimedia subsystem) Platform to provide a new generation of wired, wireless service providers
IoT	(Internet of Things) The mobilization, interpretation and communication/interaction of the data received through sensors
ITEA	EUREKA Cluster program supporting innovative, industry-driven, pre-competitive R&D projects in the area of Software-intensive Systems & Services
IVR	Interactive Voice Response
KEP	Registered E-mail
KPI	Key Performance Indicator
LTE	Technology that ensures to achieve very high speeds by combining carriers in the same or different frequency bands
LTE-Advanced	A mobile communications standard comprising advanced features such as carrier coupling, which enables mobile broadband speed of over 150 MBps in LTE
m-TOD	Association of Mobile Telecommunication Operators
M2M	Machine to Machine is the general name of the technology that allows devices to exchange information and conduct transactions without human intervention

Abbreviation	Description
MHz	(Megahertz) A frequency unit
MSCI ESG	Morgan Stanley Capital International Environmental, Social, Governance Index
NB-IoT	A technology defined by 3GPP for Internet of Things
NFVI	Network Infrastructure Virtualization Infrastructure
NGMN	An organization (Next Generation Mobile Networks Association), of which Turkcell is a member, and which several operators, suppliers and universities in the world are a part of, giving direction to technology standards and technology producing companies in relation to operator requirements
NPS	(Net Promoter Score) The score that measures whether or not customers recommend the products they use to others
NYSE	New York Stock Exchange
OFAC	Office of Foreign Assets Control
OIC-CERT	The Organization of the Islamic Cooperation – Computer Emergency Response Team
OSS	Operational Support System
RPA	Robotic Process Automation
RTM	(Real Time Monitoring) 24/7 monitoring and reporting system on the system
ABC	Anti-Bribery and Anti-Corruption
Sarbanes-Oxley (SOX)	Corporate and Auditing Accountability, Responsibility, and Transparency Act
SASB	Sustainability Accounting Oversight Board
SBTi	Science Based Targets Initiative
Scratch	Scratch is a programming language developed by MIT (Massachusetts Institute of Technology), which has a user-friendly interface, designed for the use of children between the ages 8 and 16
SD-WAN	Acronym for software-defined networking in a wide area network (WAN)
SDG	Sustainable Development Goals
SEC	U.S. Securities and Exchange Commission
SingleRAN	Radio network equipment that can support technologies of different generations (2G, 3G, 4G and 5G) at the same time
SKD	Sustainable Development Association of Türkiye
SMS	A mobile communication system allowing users to receive and send messages that can be constituted of both alphabetic and numerical characters of up to 160 characters, to and from mobile phones through a short message service
SOAR	Security Orchestration Automation and Response
SOC	Service Operations Center
CMB	Capital Markets Board
NGO	Non-Governmental Organisations
Carrier Aggregation	A technique allowing more bandwidth and consequently higher speeds to be obtained by joining frequencies called carriers
Tbps	(TeraBytes Per Second) One trillion bits or bytes per second
TÇM	Consumer Solution Center
TODİEK	Turkcell Common Values and Code of Business Ethics
Togg	Türkiye's Automobile Joint Venture Group Inc.
TTK	Turkish Code of Commerce
IFRS	International Financial Reporting Standards
UN	United Nations
UN WEPs	UN Women's Empowerment Principles
UNGC	United Nations Global Compact
WBCSD	World Business council for Sustainable Development
WEF	World Economic Forum

Contact

Turkcell İletişim Hizmetleri A.Ş.

Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İsmet İnönü Caddesi No:20 Küçükyalı B Blok Ofispark - Maltepe / İSTANBUL

Registration No: 304844

www.turkcell.com.tr

dahaiyibirdunya@turkcell.com.tr

Reporting Advisor & Design:



www.kiymetiharbiye.com

Legal Disclaimer

The sustainability section of our integrated report has been prepared in accordance with the principles of the Global Reporting Initiative (GRI), the United Nations Global Compact, and the United Nations Women's Empowerment Principles. Sustainability data has been provided for informational purposes only and is not intended to form the basis of any investment decision. The publication of this data does not constitute an offer or invitation to sell Turkcell shares or any part of an offer or invitation to such a sale process. The information and related documents provided in this section are accurate, made in good faith, and based on reliable sources as of the date of this report. However, Turkcell does not make any statements, warranties, or promises regarding this data.

